Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

7 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 June 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
INITIAL SUBSTANTIAL SHAREHOLDER NOTICE

Attached is a copy of the initial substantial holder notice of Tabcorp Investments No.5 Pty Ltd with respect to UNiTAB Limited in accordance with section 671B(1)(c) of the *Corporations Act 2001* (Cth).

The attached has also been provided to UNiTAB today.

Kerry Willcock
Executive General Manager – Corporate and Legal

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	UNiTAB Limited (the ***Company***)
ACN/ARSN	ACN 085 691 738

1. Details of substantial holder (1)

Name	Tabcorp Investments No.5 Pty Ltd *(in accordance with the Corporations Act, this notice is required because Tabcorp Investments No.5 Pty Ltd has made a takeover bid for UNiTAB Limited)*
ACN/ARSN (if applicable)	ACN 105 341 366
The holder became a substantial holder on (d/m/y)	6 June 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	0	0	0%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Not Applicable	*Not Applicable*	*Not Applicable*

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Not Applicable	*Not Applicable*	*Not Applicable*	*Not Applicable*

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition (d/m/y)	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Not Applicable	*Not Applicable*	*Not Applicable*	*Not Applicable*	*Not Applicable*

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	*Not Applicable*

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Tabcorp Investments No.5 Pty Ltd	5 Bowen Crescent Melbourne VIC 3004

Signature

print name Kerry Willcock capacity Director

sign here K. Will date 6 June 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Tabcorp Holdings Limited (***Tabcorp***)

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of Tabcorp (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 126,700,000 Ordinary Shares may be issued.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be the same as the terms of the existing Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	The Ordinary Shares will, subject to the satisfaction or waiver of applicable conditions, be issued as all or part of the consideration in respect of the sale of ordinary shares in UNiTAB Limited (***UNiTAB***) to Tabcorp Investments No.5 Pty Ltd (***Bidder***), a wholly owned subsidiary of Tabcorp, pursuant to the off-market bid (the ***Bid***) by Bidder for all of the ordinary shares in UNiTAB, on the terms set out in Bidder's bidder's statement dated 6 June 2006.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As consideration for the sale to Bidder of ordinary shares in UNiTAB by UNiTAB shareholders, pursuant to the Bid.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within 5 business days after the allotment and issue of Ordinary Shares pursuant to the Bid.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Up to a maximum of 651,627,016 Ordinary Shares.	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	Options allocated to the Managing Director and Chief Executive Office on 8 October 2002, which were granted in four Tranches as detailed in the 2002 Notice of Annual General Meeting.
		3,739,286	Performance Options issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.
		503,610	Share Rights issued pursuant to Tabcorp's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per the existing Ordinary Shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	N/A	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	N/A	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	N/A	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 June 2006
Company Secretary

Print name: KERRY WILLCOCK

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-3841

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 June 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD

In accordance with item 5 of section 633(1) of the *Corporations Act 2001* (Cth), attached is a copy of the Bidder's Statement of Tabcorp Investments No.5 Pty Ltd (a wholly owned subsidiary of Tabcorp Holdings Limited) in relation to its off-market bid for all of the ordinary shares in UNiTAB Limited (***UNiTAB***), which includes or is accompanied by:

(a) an offer for all of the ordinary shares in UNiTAB; and

(b) the Acceptance Forms relating to the offer.

Kerry Willcock
Executive General Manager – Corporate and Legal



Accept

Tabcorp's Offer to acquire all of your shares in UNiTAB Limited

If you have any questions in relation to the Offer, please call the Tabcorp Offer information line

Within Australia: 1800 639 707

This is an important document and requires your immediate attention. If you are in any doubt as to how to act, please consult your stockbroker or financial or legal adviser immediately.

Tabcorp

Important Information

BIDDER'S STATEMENT

This Bidder's Statement is given by Tabcorp Investments No. 5 Pty Ltd (ABN 72 105 341 366), a wholly-owned subsidiary of Tabcorp Holdings Limited (ABN 66 063 780 709), to UNITAB Limited (ABN 84 085 691 738) under Part 6.5 of the Corporations Act and relates to the Offer. You should read this Bidder's Statement in its entirety. This Bidder's Statement is dated 6 June 2006 and includes an Offer dated [*date] 2006 in section 10.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with ASIC on 6 June 2006. Neither ASIC nor any of its officers take any responsibility for the contents of this Bidder's Statement.

NOTICES IN RELATION TO JURISDICTIONS OTHER THAN AUSTRALIA (INCLUDING THE UNITED STATES OF AMERICA)

As a result of section 10.6(g), this Bidder's Statement does not constitute an offer to sell, nor the solicitation of an offer to buy, any Tabcorp Shares in any jurisdiction other than Australia, the United States of America or New Zealand, unless Bidder determines to the contrary.

Investors resident in places other than Australia should note that the Offer is being proposed and will be conducted in accordance with the laws in force in Australia and with the ASX Listing Rules. The disclosure requirements in relation to the Offer applicable in Australia will differ from those applying in other jurisdictions (including the United States). The financial statements included in this Bidder's Statement have been prepared in accordance with Australian equivalents to International Financial Reporting Standards that will differ from those in other jurisdictions (including the United States). Because substantially all of the directors and assets of Tabcorp and Bidder are located in Australia, investors resident in places other than Australia may have difficulties in enforcing their rights and any claims they may have arising under the laws of the jurisdiction in which they are resident (including, for United States investors, the United States federal securities laws) against Tabcorp or Bidder and their respective officers and directors. It may be difficult to compel Tabcorp, Bidder and their respective affiliates to subject themselves to a judgment of a court outside Australia.

The Tabcorp Shares to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933 (as amended) (the *Securities Act*) or the securities laws of any United States state or other jurisdiction and therefore may not be offered or sold to persons resident in or located in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. Persons in the United States should be able to participate in the Offer since Tabcorp intends to rely on the exemption from registration afforded by Rule 802 under the Securities Act.

This Bidder's Statement has been furnished to the United States Securities and Exchange Commission but has not been reviewed by it. This Bidder's Statement has not been filed with or reviewed by any other state securities commission or United States regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.

The Tabcorp Shares are being offered to New Zealand resident shareholders under the Securities Act (Overseas Companies) Exemption Notice 2002. No New Zealand registered prospectus or investment statement has been prepared in relation to the Offer.

This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Bidder's Statement contains certain forward looking statements which have not been based solely on historical facts, but are rather based on Bidder's and Tabcorp's current expectations about future events and results. These forward looking statements are, however, subject to risks, uncertainties and assumptions which could cause actual events or results to differ materially from the expectations described in such forward looking statements. These factors include, amongst other things, the risks identified in section 8, as well as other matters not yet known to Bidder or Tabcorp or not currently considered material by Bidder or Tabcorp. While Bidder and Tabcorp believe that the expectations reflected in the forward looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. The past performance of Tabcorp is not a guarantee of future performance.

INVESTMENT DECISIONS

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You may wish to seek independent financial and taxation advice before deciding whether or not to accept the Offer.

IMPLIED VALUE

As you are being offered Tabcorp Shares as all, or part, of the consideration for your UNITAB Shares (depending on which of the Consideration Alternatives you choose), the implied value to you of the Offer may vary with the market price of Tabcorp Shares. In addition, all references to the implied value of Tabcorp's Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to section 8.6(b).

DEFINED TERMS AND INTERPRETATION

A number of defined terms are used in this Bidder's Statement. These terms are explained in section 11, along with certain rules of interpretation which apply to this Bidder's Statement.

How do I accept the Offer?

You may only accept the Offer for all of your UNITAB Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of UNITAB Shares

(Securityholder Reference Number beginning with 'I')

To accept the Offer, complete the enclosed white Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of UNITAB Shares

(Holder Identification Number beginning with 'X')

To accept the Offer, either contact your Controlling Participant and instruct them to accept the Offer on your behalf, or complete the enclosed pink Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

Tabcorp Offer information line

If you have any questions in relation to the Offer, please call the Tabcorp Offer information line on the following numbers:

Within Australia: 1800 639 707 (toll-free)   Outside Australia: +61 3 9415 4332

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Important dates

Bidder's Statement lodged with ASIC	**6 June 2006**
Date of the Offer	**[*date] 2006**
Offer scheduled to close (unless extended)	**7.00pm (Melbourne time) on [*date] 2006**

Note: The closing date for the Offer may change as permitted by the Corporations Act.

Tabcorp's vision for Australian racing and wagering

The combination of UNiTAB and Tabcorp has the potential to deliver real benefits for the Australian racing industry, wagering customers and shareholders of both UNiTAB and Tabcorp.

By bringing UNiTAB and Tabcorp together we can create an Australian wagering champion which, together with the vibrant Australian racing industry, will have the scale and products to deliver the best [illegible] and wagering experience in Australia.

A combination of UNiTAB and Tabcorp would provide the opportunity to [illegible] Australian racing and wagering products internationally, offering exciting possibilities to target international customers seeking high quality racing product and stable totalizator dividends.

The combination of international and local growth in the wagering business would lead to [illegible] funds for the racing industry [illegible] quality of the racing product – a virtuous circle.

Tabcorp [illegible]

...to be part of the bigger better game accept Tabcorp's Offer for your UNiTAB Shares

Chairman's Letter

6 June 2006

Dear UNiTAB Shareholder,

Tabcorp

From the Chairman

Tabcorp
Holdings Limited

5 Bowen Crescent
Melbourne
Australia 3004

GPO Box 1943R
Melbourne
Australia 3001

Tel 61 3 9868 2333
Fax 61 3 9868 2400

ABN 66 063 780 709

On 1 June 2006, Tabcorp announced an offer to acquire all of your UNiTAB Shares at an implied value of $14.25[1] per UNiTAB Share.

The Tabcorp Offer for your UNiTAB Shares provides you with the choice of two alternative forms of consideration:

- Between 0.84[2] and 0.95 Tabcorp Shares per UNiTAB Share (the "All Share Alternative"); or
- $8.25 cash and between 0.35[3] and 0.40 Tabcorp Shares per UNiTAB Share (the "Cash And Share Alternative").

The actual number of Tabcorp Shares which you will receive if you accept Tabcorp's Offer (and it becomes unconditional) will depend on the price of Tabcorp Shares over a specified pricing period of 10 Trading Days commencing on the Trading Day after the earlier of the date on which the Offer becomes unconditional and the last day of the Offer Period (the "VWAP Period").

Under both consideration alternatives, the implied value of the Offer is $14.25[1] per UNiTAB Share.

The implied value of Tabcorp's Offer of $14.25 represents a premium of $0.88 to the implied value of $13.37 per UNiTAB Share under the fixed cash alternative of the Tattersall's Proposal and a premium of $1.13 to the implied value of $13.12 per UNiTAB Share under the all share alternative of the Tattersall's Proposal,[4] in each case based on the volume weighted average price of Tattersall's shares traded on the ASX during the period from 24 February 2006[5] to 24 March 2006[6] of $3.03.

Tabcorp's Offer provides significant benefits to UNiTAB Shareholders and Tabcorp considers it to be superior to the Tattersall's Proposal which the UNiTAB directors have unanimously recommended (in the absence of a superior proposal) prior to the announcement of Tabcorp's Offer.

The Tabcorp Offer:

- represents a pro-forma increase in earnings per share (pre non-recurring items) for a UNiTAB Shareholder of approximately 59% and a pro-forma increase in dividends per share for a UNiTAB Shareholder of approximately 39% for the year ending 30 June 2006.[7] This is greater than the pro-forma increases under the Tattersall's Proposal;[8]
- represents a 12.6x EBITDA multiple and a 23.7x EPS multiple of UNiTAB's forecast EBITDA and EPS (respectively) for the year ending 30 June 2006, which compares favourably with other precedent valuation multiples in the Australian gaming sector;
- provides UNiTAB Shareholders with the opportunity to exchange their UNiTAB shareholding for shares in Tabcorp, Australia's premier diversified gambling and entertainment company;

- is structured to provide greater certainty to UNiTAB Shareholders than the Tattersall's Proposal as:
  - more total cash is available to UNiTAB Shareholders under the Tabcorp Offer; and
  - there is greater downside protection in relation to share price movements as the implied value of Tabcorp's Offer remains at $14.25[1] even if the Tabcorp Share price falls to $15.00 during the VWAP Period; and
- provides UNiTAB Shareholders with a more diversified income stream compared to the Tattersall's Proposal resulting in lower risk in relation to the licence renewal process in Victoria.
  - the continuation of nearly all of Tattersall's current earnings base post 2012 is reliant on the outcomes of the Victorian licence renewals which are unknown and uncertain at this stage compared to only approximately one third[9] of Tabcorp's current earnings base. This is an important issue that UNiTAB Shareholders should consider carefully in assessing the merits of both proposals.

I urge you to accept the Tabcorp Offer as soon as possible. To accept the Offer, you should follow the instructions on the enclosed acceptance form.

If you have any questions in relation to the Offer, please contact the Tabcorp Offer information line on 1800 639 707 (toll-free within Australia) or +61 3 9415 4332 (from outside Australia).

I look forward to welcoming you as a shareholder in Tabcorp.

Yours sincerely,

Michael Robinson
Chairman

Notes:

1 Assumes a Tabcorp Share price in the range of $15.00 to $17.00 during the VWAP Period and is subject to the effects of rounding.

2 The exact fraction for the lower end of this share consideration range is 57/68 Tabcorp Shares per UNiTAB Share.

3 The exact fraction for the lower end of this share consideration range is 6/17 Tabcorp Shares per UNiTAB Share.

4 The Tattersall's Proposal also has a third consideration alternative, being a maximum cash alternative of $14.00 per UNiTAB Share. However, not all UNiTAB Shareholders can receive $14.00 cash for all of their UNiTAB shareholding because the cash pool Tattersall's has provided is limited. They will receive Tattersall's shares to the extent that the cash component is scaled back. Consequently, the premium of Tabcorp's Offer to the implied value of the maximum cash alternative under the Tattersall's Proposal cannot be determined at this time.

5 Being the date of the announcement of Tattersall's results for the six months ended 31 December 2005.

6 Being the last Trading Day prior to the announcement of the Tattersall's Proposal.

7 Based on the assumptions, qualifications and risks as set out in the pro-forma analysis in section 5 of this Bidder's Statement.

8 See reason 4 commencing on page 14 of this Bidder's Statement for further details and applicable assumptions.

9 Based on EBITDA for the year ending 30 June 2006, after allocation of corporate costs.

What you will receive for your UNiTAB shares

Tabcorp is offering you a choice of two Consideration Alternatives for your UNiTAB Shares

All Share Alternative:

Between 0.84[1] and 0.95 Tabcorp Shares per UNiTAB Share

The implied value of the Tabcorp Offer under the All Share Alternative is $14.25, assuming a Tabcorp Share price between $15.00 and $17.00[2] and subject to the effects of rounding[3]

The actual number of Tabcorp Shares which will be issued to you if you accept the Offer (and it becomes unconditional) will depend on Tabcorp's volume weighted average share price on the ASX over a pricing period of 10 Trading Days commencing on the Trading Day after the earlier of the date on which the Offer becomes, or is declared, free of the conditions set out in section 10.7 and the last day of the Offer Period (the "Tabcorp VWAP").

The number of Tabcorp Shares issued per UNiTAB Share under the All Share Alternative will be calculated as $14.25 divided by the Tabcorp VWAP, subject to a minimum of 0.84[1] Tabcorp Shares if the Tabcorp VWAP is $17.00 or more, and a maximum of 0.95 Tabcorp Shares if the Tabcorp VWAP is $15.00 or less, in each case subject to the effects of rounding.

The implied value of the Offer for the All Share Alternative under a range of Tabcorp VWAPs is shown in Figure 1.

Figure 2 sets out, as an example, the consideration you would receive under the All Share Alternative of Tabcorp's Offer if you hold 530 UNiTAB Shares, assuming a range of Tabcorp VWAPs.

FIGURE 1: IMPLIED VALUE OF THE ALL SHARE ALTERNATIVE PER UNiTAB SHARE[3]

Tabcorp VWAP		Tabcorp Shares		Implied value of the Offer
$14.50	x	0.95	=	$13.78
$15.00	x	0.95	=	$14.25
$15.50	x	0.92	=	$14.25
$16.00	x	0.89	=	$14.25
$16.50	x	0.86	=	$14.25
$17.00	x	0.84	=	$14.25
$17.50	x	0.84	=	$14.67

FIGURE 2: CONSIDERATION RECEIVED UNDER THE ALL SHARE ALTERNATIVE FOR 530 UNiTAB SHARES

Tabcorp VWAP	Tabcorp Shares received
$14.50	504
$15.00	504
$15.50	487
$16.00	472
$16.50	458
$17.00	444
$17.50	444

Notes:

1 The exact fraction for the lower end of this share consideration range is 57/68 Tabcorp Shares per UNiTAB Share.

2 As at 30 May 2006 (being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB), the closing price of Tabcorp Shares on the ASX was $15.50. The closing price for Tabcorp Shares on the ASX on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $15.50.

3 If under the Offer you would otherwise be entitled to a fraction of a Tabcorp Share in respect of your parcel of UNiTAB Shares, your entitlement to Tabcorp Shares will be rounded in accordance with section 10.1(e).

Cash And Share Alternative:

$8.25 cash plus between 0.35[1] and 0.40 Tabcorp Shares per UNiTAB Share

The implied value of the Tabcorp Offer under the Cash And Share Alternative is $14.25, assuming a Tabcorp Share price between $15.00 and $17.00[2] and subject to the effects of rounding[3]

The actual number of Tabcorp Shares which will be issued to you if you accept the Offer (and it becomes unconditional) will depend on the Tabcorp VWAP.

The number of Tabcorp Shares issued per UNiTAB Share under the Cash And Share Alternative will be calculated as $6.00 divided by the Tabcorp VWAP, subject to a minimum of 0.35[1] Tabcorp Shares if the Tabcorp VWAP is $17.00 or more, and a maximum of 0.40 Tabcorp Shares if the Tabcorp VWAP is $15.00 or less, in each case subject to the effects of rounding.

The implied value of the Offer for the Cash And Share Alternative under a range of Tabcorp VWAPs is shown in Figure 3.

Figure 4 sets out, as an example, the consideration you would receive under the Cash And Share Alternative of Tabcorp's Offer if you hold 530 UNiTAB Shares, assuming a range of Tabcorp VWAPs.

FIGURE 3: IMPLIED VALUE OF THE CASH AND SHARE ALTERNATIVE PER UNiTAB SHARE[3]

Tabcorp VWAP		Tabcorp Shares		Cash		Implied value of the Offer
$14.50	x	0.40	+	$8.25	=	$14.05
$15.00	x	0.40	+	$8.25	=	$14.25
$15.50	x	0.39	+	$8.25	=	$14.25
$16.00	x	0.38	+	$8.25	=	$14.25
$16.50	x	0.36	+	$8.25	=	$14.25
$17.00	x	0.35	+	$8.25	=	$14.25
$17.50	x	0.35	+	$8.25	=	$14.43

FIGURE 4: CONSIDERATION RECEIVED UNDER THE CASH AND SHARE ALTERNATIVE FOR 530 UNiTAB SHARES

Tabcorp VWAP	Tabcorp Shares received	Cash received
$14.50	212	$4,372.50
$15.00	212	$4,372.50
$15.50	205	$4,372.50
$16.00	199	$4,372.50
$16.50	193	$4,372.50
$17.00	187	$4,372.50
$17.50	187	$4,372.50

Notes:

1 The exact fraction for the lower end of this share consideration range is 6/17 Tabcorp Shares per UNiTAB Share.

2 As at 30 May 2006 (being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB), the closing price of Tabcorp Shares on the ASX was $15.50. The closing price for Tabcorp Shares on the ASX on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $15.50.

3 If under the Offer you would otherwise be entitled to a fraction of a Tabcorp Share in respect of your parcel of UNiTAB Shares, your entitlement to Tabcorp Shares will be rounded in accordance with section 10.1(e).

Notes

1. The implied value of Tabcorp's Offer is $14.25 as long as the Tabcorp Share price during the VWAP Period is between $15.00 and $17.00 (subject to the effects of rounding (see section 10.1(e))). The closing price for Tabcorp Shares on the ASX was $15.50 on 30 May 2006 (being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB). The closing price for Tabcorp Shares on the ASX on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $15.50.
2. The implied value range of the Tattersall's Proposal set out in the first row of the table represents the value of that proposal to a UNiTAB Shareholder based on both the all share alternative and the fixed cash alternative of the Tattersall's Proposal, assuming a Tattersall's share price of $3.03, equal to the volume weighted average price of Tattersall's shares traded on the ASX during the period from 24 February 2006 (being the date of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the last Trading Day prior to the announcement of the Tattersall's Proposal). The volume weighted average price of Tabcorp Shares traded on the ASX during that period was $15.21 – on the basis of that volume weighted average price, the implied value of the Tabcorp Offer is $14.25.
3. The implied value range of the Tattersall's Proposal set out in the second row of the table represents the value of that proposal to a UNiTAB Shareholder based on both the all share alternative and the fixed cash alternative of the Tattersall's Proposal, assuming a Tattersall's share price of $2.98, equal to the Tattersall's closing share price on 30 May 2006 (being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB). The closing price for Tattersall's shares on the ASX on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $2.96.
4. The cash component of $8.25 per UNiTAB Share is available to all UNiTAB Shareholders under Tabcorp's Offer, regardless of whether other UNiTAB Shareholders elect to receive the Cash And Share Alternative. This contrasts with the position under the Tattersall's Proposal. Assuming that all UNiTAB Shareholders accept the maximum cash alternative which is proposed to be available under the Tattersall's Proposal, the cash component of the Tattersall's Proposal would be $3.91 per UNiTAB Share. To the extent that some UNiTAB Shareholders elect to receive all Tattersall's shares as consideration, this will reduce the number of UNiTAB Shareholders who wish to avail themselves of the Tattersall's fixed cash pool. Under the Tattersall's Proposal, the theoretical maximum cash available of $14.00 per UNiTAB Share is only available if UNiTAB Shareholders in aggregate elect the maximum cash consideration in respect of 28% or less of the total UNiTAB Shares outstanding and no UNiTAB Shareholders elect the fixed cash alternative.
5. The implied value of Tabcorp's Offer is $14.25 assuming a Tabcorp Share price during the VWAP Period between $15.00 and $17.00 (subject to the effects of rounding (see section 10.1(e))). If the Tabcorp Share price during the VWAP Period is outside this range the implied value of the Tabcorp Offer will vary. In contrast the implied value of both the all share alternative and the fixed cash alternative of the Tattersall's Proposal will vary with any change in the Tattersall's share price. The implied value of the maximum cash alternative of the Tattersall's Proposal will also vary with any change in the Tattersall's share price to the extent that the cash pool available under the Tattersall's Proposal is exhausted and UNiTAB Shareholders who select that alternative receive Tattersall's shares as part of their consideration (as described in note 4 above).
6. The illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB Shareholder under the Tabcorp Offer has been calculated on the assumption that all UNiTAB Shareholders elect the Cash And Share Alternative and that the Tabcorp VWAP is $15.50 (being the closing price of Tabcorp Shares on the ASX on 30 May 2006). The calculation is based on a pro-forma compilation of standalone forecast NPAT for the Tabcorp Group as set out in section 5 of this Bidder's Statement and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). For the purposes of the analysis, it is assumed that Tabcorp had acquired UNiTAB from 1 July 2005 and that the synergies and efficiencies which Tabcorp expects to realise in the third year following the acquisition (approximately $32 million less depreciation of approximately $6 million in relation to incremental capital investment) are realised in the year ending 30 June 2006. Additional amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. The cash portion of the acquisition cost is assumed to be funded at an interest rate of 6.3% p.a. It is assumed that UNiTAB Shareholders reinvest the gross cash proceeds in Tabcorp Shares at an assumed Tabcorp VWAP of $15.50 (assuming zero tax leakage or transaction costs). In the event that some UNiTAB Shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative (such as a share buy-back). Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to the funding requirements of Tabcorp and other applicable considerations at the relevant time. To the extent that Tabcorp does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does involve a share buy-back and the average price at which Tabcorp Shares are bought back differs from the Tabcorp VWAP, this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed above. Refer to section 5 of this Bidder's Statement for further discussion of the assumptions, risks and sensitivities relevant to this analysis.
7. The calculation of the illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB Shareholder under the Tattersall's Proposal assumes that UNiTAB Shareholders elect to receive the fixed cash consideration available under the Tattersall's Proposal and reinvest the gross cash proceeds in Tattersall's shares at $2.98 per Tattersall's share, being the closing price of Tattersall's shares on 30 May 2006 (assuming no tax leakages or transaction costs). The calculation is based on the average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 (refer to page 14 of this Bidder's Statement for information concerning the calculation of the average of broker NPAT estimates for Tattersall's) and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma synergies of approximately $20 million and incremental amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. No incremental depreciation in respect of incremental capital investment has been incorporated into the analysis. The acquisition funding assumes that Tattersall's utilises its financial assets (approximately $410 million (as disclosed in the UNiTAB Explanatory Memorandum) and assumed to earn interest at 5.5% p.a.) prior to drawing down on its banking facilities (at an assumed interest rate of 6.0% p.a.). Tattersall's is assumed to complete post transaction capital management (through a share buy-back at an assumed price of $2.98 per Tattersall's share) as is the stated intention of Tattersall's in its announcement of the Tattersall's Proposal on 27 March 2006 and in the UNiTAB Explanatory Memorandum.
8. The illustrative pro-forma information concerning dividends per share for a UNiTAB Shareholder has been calculated on the assumption that UNiTAB Shareholders receive the benefit of the assumed Tabcorp dividend or Tattersall's dividend (as applicable) in respect of the year ending 30 June 2006. Tabcorp's total dividends in respect of the year ending 30 June 2006 are assumed to be double the interim dividend of $0.44 per Tabcorp Share paid on 10 April 2006. For Tattersall's, total dividends in respect of the year ending 30 June 2006 are assumed to be the prospectus forecast dividends of 16.25 cents per share for the 13 months ending 30 June 2006, adjusted to reflect a twelve month period only (equivalent to dividends of $0.15 per share). UNiTAB dividends in respect of the year ending 30 June 2006 are assumed to be double the interim dividend of $0.29 per UNiTAB Share paid on 7 April 2006.
9. The relative exposure of the merged Tabcorp/UNiTAB group's earnings to licence renewal risk in the next six years is based on the forecast EBITDA contribution of Tabcorp's businesses subject to licence renewal risk to the pro-forma EBITDA of the merged group (excluding synergies and efficiencies), in each case for the year ending 30 June 2006 (where merged group EBITDA is based on Tabcorp's forecast EBITDA of $1,091 million for the year ending 30 June 2006 (as set out in section 5 of this Bidder's Statement) and UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum), post allocation of corporate costs. Tabcorp's earnings that are subject to licence renewal risk in the next six years are those relating to its Victorian wagering, gaming and Keno operations and New South Wales Keno operations. These businesses are expected to account for approximately 33% of Tabcorp's EBITDA for the year ending 30 June 2006 (after allocation of corporate costs), and are expected to account for approximately 29% of the merged Tabcorp/UNiTAB entity's EBITDA (excluding synergies and efficiencies and after allocation of corporate costs) on a pro-forma basis for the year ending 30 June 2006.
10. The relative exposure of the merged Tattersall's/UNiTAB group's earnings to licence renewal risk in the next six years is based on the EBITDA contribution of Tattersall's to the pro-forma EBITDA of the merged group (excluding synergies and efficiencies), in each case for the year ending 30 June 2006 (where merged group EBITDA is based on the average of broker EBITDA estimates for Tattersall's (refer to page 13 of this Bidder's Statement for information concerning the calculation of the average of broker EBITDA estimates for Tattersall's) and UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum), post allocation of corporate costs. This analysis does not incorporate synergies. As noted in the Independent Expert's Report in the UNiTAB Explanatory Memorandum, the income derived from Tattersall's Victorian gaming licence (which expires in 2012) represents approximately 90% of Tattersall's forecast EBITDA for the year ending 30 June 2006 and Tattersall's Victorian lotteries licence (which expires in 2007) represents approximately 10% of Tattersall's EBITDA for that period.
11. Tabcorp may be entitled to a payment from the Victorian Government in the event that a new gaming or wagering licence is awarded by the Victorian Government (refer to sections 1.5(b)(i) and 8.5(a) of this Bidder's Statement for further information). Tattersall's may be entitled to a payment from the Victorian Government in the event that a new gaming licence is awarded to someone other than Tattersall's (refer to the Tattersall's prospectus and the UNiTAB Explanatory Memorandum for further information).
12. The Tabcorp Share price of $15.50 represents the closing share price on the ASX on 30 May 2006 (being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB). The closing price of Tabcorp Shares on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $15.50. The Tattersall's share price of $3.03 represents the volume weighted average price of Tattersall's shares traded on the ASX during the period from 24 February 2006 (being the date of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the last Trading Day prior to the announcement of the Tattersall's Proposal). The Tattersall's share price of $2.98 represents the closing share price on the ASX on 30 May 2006. The closing price of Tattersall's shares on 5 June 2006 (being the last Trading Day prior to the date of this Bidder's Statement) was $2.96.
13. Represents the average of current broker valuations for Tabcorp and Tattersall's. Refer to pages 22 and 23 of this Bidder's Statement for further information concerning, and important qualifications in relation to, the calculation of the average of current broker valuations.
14. The measure of value of the Tabcorp Offer illustrated in this situation is based on the average of current broker valuations for Tabcorp of $16.72, but on the assumption that the Tabcorp VWAP is $15.50 and that a UNiTAB Shareholder would receive 0.92 Tabcorp Shares per UNiTAB Share (subject to the effects of rounding). If the Tabcorp VWAP was in fact equal to the average of current broker valuations for Tabcorp of $16.72, then the measure of value of the Tabcorp Offer based on the average of current broker valuations for Tabcorp would in fact be $14.25 as UNiTAB Shareholders would receive 0.85 Tabcorp Shares per UNiTAB Share (subject to the effects of rounding). The implied value of the Tattersall's Proposal is based on the average of current broker valuations for Tattersall's of $2.74. Refer to pages 22 and 23 of this Bidder's Statement for further information concerning, and important qualifications in relation to, the calculation of the average of current broker valuations.

Tabcorp's Offer is superior to the Tattersall's Proposal

	Tabcorp's Offer	Tattersall's Proposal	Note
Implied value per UNiTAB Share (based on the volume weighted average share price between Tattersall's first half results announcement and the announcement of the Tattersall's Proposal)	$14.25	$13.12 – $13.37	1, 2
Implied value per UNiTAB Share (based on the closing share price on 30 May 2006)	$14.25	$12.90 – [illegible]	[illegible]
Amount of cash per UNiTAB Share	$8.25	[illegible]	
Total cash available	$1,100 million	$522 million	[illegible]
Certainty of value	More	Less	
Pro-forma earnings per UNiTAB Share impact	59%	18%	[illegible]
Pro-forma dividends per UNiTAB Share impact	39%	15%	8
Relative exposure of merged group earnings base to licence renewals in the next six years	29% of EBITDA	Approximately [illegible]% of EBITDA	9
Tabcorp/Tattersall's share price	$15.50	[illegible]	
Average of broker valuations	$16.72	[illegible]	
Share price (discount)/premium to average of broker valuations	(7)%	[illegible]	
Value of all share alternative based on average of broker valuations (assuming a Tabcorp VWAP during the applicable pricing period of $15.50)	$15.37	[illegible]	
Value of cash and share alternative based on average of broker valuations (assuming a Tabcorp VWAP during the applicable pricing period of $15.50)	$14.72	[illegible]	

Ten good reasons why you should accept Tabcorp's offer

TABCORP'S OFFER IMPLIES A VALUE OF $14.25[1] FOR EACH UNiTAB SHARE

01

Tabcorp's Offer represents a higher implied value than the Tattersall's Proposal which has been unanimously recommended by UNiTAB's Board of Directors

02

The value implied by Tabcorp's Offer represents a very attractive multiple of UNiTAB's earnings

03

Tabcorp Shares provide UNiTAB Shareholders with a more diversified income stream. Tabcorp has a substantially lower proportion of its earnings base at risk to Victorian licence review and renewal processes than Tattersall's

04

Earnings and dividends attributable to your investment are expected to be significantly enhanced if you accept Tabcorp's Offer

05

Based on the average of broker valuations for Tabcorp and Tattersall's (on a standalone basis), Tabcorp's Offer is superior to the Tattersall's Proposal

Note

1. Assumes a Tabcorp Share price between $15.00 and $17.00 during the VWAP Period and is subject to the effects of rounding.

06

Tabcorp's Offer provides you with greater certainty of value than the Tattersall's Proposal

07

Tabcorp's Offer provides you with the opportunity to hold shares in Australia's premier diversified gambling and entertainment group

08

Tabcorp has proven capability in operating a wagering business and in post merger integration – Tattersall's does not appear to have such experience

09

There is potential for capital gains tax rollover relief on the share component of the Tabcorp Offer consideration and you will not incur any brokerage costs or stamp duty under the Tabcorp Offer

10

You may become eligible to participate in Tabcorp's shareholder benefits scheme

01

Tabcorp's Offer represents a higher implied value than the Tattersall's Proposal which has been unanimously recommended by UNiTAB's Board of Directors

The UNiTAB Board has already stated that (in the absence of a superior proposal) it recommends the Tattersall's Proposal of 4.33 Tattersall's shares per UNiTAB Share or up to $14.00[1] cash per UNiTAB Share, subject to a total cash pool of $522 million. The Tabcorp Offer is superior to the Tattersall's Proposal in many respects, including the fact that it has a higher implied value.

The volume weighted average price of Tattersall's shares traded on the ASX during the period from 24 February 2006 (being the date of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the last Trading Day prior to the announcement of the Tattersall's Proposal) was $3.03. Based on this volume weighted average price of $3.03, the implied value of Tabcorp's Offer of $14.25[2] represents a premium of:

- $1.13 per UNiTAB Share to the implied value of the all share alternative of the Tattersall's Proposal of $13.12 per UNiTAB Share; and
- $0.88 per UNiTAB Share to the implied value of the fixed cash alternative of the Tattersall's Proposal of $13.37 per UNiTAB Share.

Based on Tattersall's closing share price on 30 May 2006 of $2.98, the implied value of Tabcorp's Offer of $14.25[2] represents a premium of:

- $1.35 per UNiTAB Share to the implied value of the all share alternative of the Tattersall's Proposal of $12.90 per UNiTAB Share; and
- $1.04 per UNiTAB Share to the implied value of the fixed cash alternative of the Tattersall's Proposal of $13.21 per UNiTAB Share.

Figure 5 below sets out the premium of the implied value of Tabcorp's Offer to the implied value of the fixed cash alternative of the Tattersall's Proposal.

FIGURE 5: PREMIUM OF TABCORP'S OFFER TO THE TATTERSALL'S PROPOSAL[3]


Implied value per UNiTAB Share
14.50
14.00
13.50
13.00
12.50
12.00
$14.25
Premium of the Tabcorp Offer
+$0.88
+$1.04
$13.37
$13.21
Tabcorp's Offer
Tattersall's Proposal - fixed cash alternative (based on Tattersall's VWAP (24 February 2006 to 24 March 2006))
Tattersall's Proposal - fixed cash alternative (based on Tattersall's closing share price 30 May 2006)

Notes

1 $14.00 represents the theoretical maximum cash alternative only. To the extent that UNiTAB Shareholders in aggregate elect the maximum cash alternative under the Tattersall's Proposal in respect of more than 28% of the total UNiTAB Shares outstanding, the maximum cash alternative of $14.00 per UNiTAB Share is subject to pro-rata scale back so that UNiTAB Shareholders will not receive $14.00 cash for all of their UNiTAB Shares, but rather will receive that amount of cash for a proportion of their UNiTAB Shares and Tattersall's shares for the remainder of their UNiTAB Shares.

2 Assumes a Tabcorp Share price between $15.00 and $17.00 during the VWAP Period and is subject to the effects of rounding.

3 Implied value of Tattersall's fixed cash alternative based on the volume weighted average price of Tattersall's shares traded on ASX during the period from 24 February 2006 (being the date of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the last Trading Day prior to the announcement of the Tattersall's Proposal), and the Tattersall's closing price of $2.98 on 30 May 2006.

The value implied by Tabcorp's Offer represents a very attractive multiple of UNiTAB's earnings

At an implied value of $14.25[1] per UNiTAB Share, Tabcorp's Offer represents an enterprise value multiple of 12.6x[2] UNiTAB's forecast EBITDA for the year ending 30 June 2006 (as disclosed in the UNiTAB Explanatory Memorandum) and 23.7x[3] UNiTAB's forecast EPS for the year ending 30 June 2006 (as disclosed in the UNiTAB Explanatory Memorandum).

The **EV/EBITDA multiple of 12.6x** implied by Tabcorp's Offer **compares favourably with independent expert valuation multiples** as determined using the mid-point of ranges in independent experts' reports in relation to precedent gaming acquisitions in Australia, as illustrated in Figure 6.

FIGURE 6: ENTERPRISE VALUE TO EBITDA MULTIPLES – MID-POINT OF RANGE PROVIDED BY INDEPENDENT EXPERT OTHER THAN IN RELATION TO UNiTAB[4]


14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
EV/EBITDA
12.6x
11.8x
11.0x
10.8x
9.3x
9.3x
8.5x
7.8x
7.4x
Tabcorp's Offer for UNiTAB
Tattersall's Proposal
Star City (Oct 1999)
Tab (July 2004)
Jupiters (Oct 2003)
Burswood (Aug 2004)
Crown (Jun 1999)
Buyback of Jupiters founder shares (Apr 2002)
Breakwater Island trust (Dec 2002)

Notes

1 Assumes a Tabcorp Share price between $15.00 and $17.00 during the VWAP Period and is subject to the effects of rounding.

2 Assumes 133.4 million UNiTAB Shares on issue, UNiTAB net debt as at 31 December 2005 of approximately $188 million and UNiTAB's forecast EBITDA of approximately $165 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

3 Assumes 133.4 million UNiTAB Shares on issue and UNiTAB's forecast NPAT of approximately $80 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

4 The multiple implied by the Tattersall's Proposal assumes a Tattersall's share price of $2.98, being the closing share price for Tattersall's shares on the ASX on 30 May 2006. Refer to footnote 2 above for assumptions concerning the multiple implied by Tabcorp's offer for UNiTAB. Transaction dates noted represent completion dates (in the case of takeover offers, being the date when the bidder reached the 50% threshold and in the case of schemes of arrangement, being the date court approval was given for the scheme to proceed).

03

Tabcorp Shares provide UNiTAB Shareholders with a more diversified income stream. Tabcorp has a substantially lower proportion of its earnings base at risk to Victorian licence review and renewal processes than Tattersall's

Tabcorp's earnings are diversified both geographically and across different businesses. Under Tabcorp's Offer, you are being offered shares in **Australia's premier diversified gambling and entertainment group** with interests which, after the acquisition of UNiTAB (and assuming no divestments), would include wagering and sports betting operations in Queensland, New South Wales, Victoria, South Australia and the Northern Territory, key racing media businesses such as Sky Channel, approximately 13,600 gaming machines in Victoria, four casino, hotel and entertainment complexes in New South Wales and Queensland, international monitoring and totalizator sales and support businesses, gaming machine monitoring and linked jackpot operations in Queensland, New South Wales and the Northern Territory and an interest in a joint venture to roll-out Keno terminals in the People's Republic of China.

FIGURE 7: TABCORP PRO-FORMA EBITDA BY BUSINESS – PRE TRANSACTION (YEAR ENDING 30 JUNE 2006)


Pre transaction
4%
24%
26%
46%
Media
Gaming
Casinos
Wagering

FIGURE 8: TABCORP PRO-FORMA EBITDA BY BUSINESS – POST TRANSACTION (YEAR ENDING 30 JUNE 2006)[1]


Post transaction
4%
29%
40%
27%
Media
Gaming
Casinos
Wagering

Importantly, a significant proportion of Tabcorp's earnings base is derived from long-term licences, with only its Victorian wagering, gaming and Keno licences and New South Wales Keno licences subject to renewal in the next six years. The businesses subject to licence renewal risk in the next six years are expected to collectively represent approximately 33% of Tabcorp's EBITDA for the year ending 30 June 2006 (after allocation of corporate costs) and would represent approximately 29% of the merged Tabcorp/UNiTAB group's EBITDA base (post synergies and efficiencies and after allocation of corporate costs) post transaction on a pro-forma basis for the year ending 30 June 2006. This contrasts with Tattersall's, which has nearly all of its existing earnings base (i.e. recurring EBITDA) subject to licence renewal risk in the next six years. Tattersall's is expected to contribute approximately 59% of the merged Tattersall's/UNiTAB group's EBITDA (excluding synergies and efficiencies and after allocation of corporate costs) post transaction on a pro-forma basis for the year ending 30 June 2006.

Notes

1 The EBITDA contributions for UNiTAB's wagering division and UNiTAB's gaming division have been derived by applying the relative EBITDA contribution of these two divisions (disclosed in the UNiTAB Explanatory Memorandum) to UNiTAB's forecast EBITDA for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

FIGURE 9: TABCORP/ UNiTAB – MERGED GROUP EARNINGS BASE SUBJECT TO LICENCE RENEWAL RISKS 1, 2, 3

FIGURE 10: TATTERSALL'S/ UNiTAB – MERGED GROUP EARNINGS BASE SUBJECT TO LICENCE RENEWAL RISKS 3, 4, 5

Tabcorp/UNiTAB Merged Group


13%
29%
58%

- Tabcorp earnings subject to licence renewal in the next 6 years
- Tabcorp earnings subject to licence renewal after more than 6 years (or not subject to licence renewal)
- UNiTAB earnings

Tattersall's/UNiTAB Merged Group


41%
approx 58%
<1%

- Tattersall's earnings subject to licence renewal in the next 6 years
- Tattersall's earnings subject to licence renewal after more than 6 years (or not subject to licence renewal)
- UNiTAB earnings

The Victorian Government has commenced a review of the structure of the post-2012 Victorian electronic gaming, wagering and Keno licences with the outcome of the review currently expected to be announced next year and the process for awarding licences to follow. Tabcorp considers that **if the current licence structure is maintained, it is likely that any licence renewal** process will involve a tender process that may ultimately result in **substantial up front payments** to the Victorian Government by the successful tenderers. UNiTAB Shareholders should refer to reason 4 as to the possible impact of any up front licence renewal payment on the illustrative pro forma EPS and DPS outcomes for UNiTAB Shareholders under the Tabcorp Offer and the Tattersall's Proposal.

Notes

1 Based on EBITDA (post allocation of corporate costs) for the year ending 30 June 2006.

2 The relative exposure of the merged Tabcorp/UNiTAB group's earnings base to licence renewal risk in the next six years is based on the forecast EBITDA contribution of the applicable Tabcorp businesses (ie those subject to licence renewal risk in the next six years) for the year ending 30 June 2006 to the pro forma EBITDA of the merged group for that period. Tabcorp's forecast EBITDA for the year ending 30 June 2006 is set out in section 5 of this Bidder's Statement. The pro-forma EBITDA of the Merged Group for the year ending 30 June 2006 is based on Tabcorp's forecast EBITDA and UNiTAB's forecast EBITDA (disclosed in the UNiTAB Explanatory Memorandum), in each case for the year ending 30 June 2006, post allocation of corporate costs. This analysis does not incorporate synergies. Tabcorp's earnings that are subject to licence renewal risk in the next six years are those relating to its Victorian wagering, gaming and Keno operations and New South Wales Keno operations. These businesses are expected to collectively represent approximately 33% of Tabcorp's EBITDA (after allocation of corporate costs) for the year ending 30 June 2006 (and would be expected to collectively represent approximately 29% of the merged Tabcorp/UNiTAB group's EBITDA, excluding synergies and efficiencies and after allocation of corporate costs) on a pro-forma basis for the year ending 30 June 2006.

3 Tabcorp may be entitled to a payment from the Victorian Government in the event that a new gaming or wagering licence is awarded by the Victorian Government (see sections 1.5(b)(i) and 8.5(a) of this Bidder's Statement for further information). Tattersall's may be entitled to a payment from the Victorian Government in the event that a new gaming licence is awarded to someone other than Tattersall's (see the Tattersall's prospectus and the UNiTAB Explanatory Memorandum for further information).

4 The relative exposure of the merged Tattersall's/UNiTAB group's earnings base to licence renewal risk in the next six years is based on the EBITDA contribution of Tattersall's to the pro-forma EBITDA of the merged group (excluding synergies and efficiencies), in each case for the year ending 30 June 2006 (where merged group EBITDA is based on the average of broker EBITDA estimates for Tattersall's (refer to footnote 5 below for information concerning the calculation of the average of broker EBITDA estimates for Tattersall's for the year ending 30 June 2006) and UNiTAB's forecast EBITDA (disclosed in the UNiTAB Explanatory Memorandum), in each case for the year ending 30 June 2006, post allocation of corporate costs. This analysis does not incorporate synergies. As noted in the Independent Expert's Report in the UNiTAB Explanatory Memorandum, the income derived from Tattersall's Victorian gaming licence (which expires in 2012) represents approximately 90% of Tattersall's forecast EBITDA for the year ending 30 June 2006 and Tattersall's Victorian lotteries licence (which expires in 2007) represents approximately 10% of Tattersall's EBITDA.

5 The average of current broker EBITDA estimates for Tattersall's for the year ending 30 June 2006 is calculated from ten broker research reports available to Tabcorp dated over the period 24 February 2006 to 30 May 2006 (based on the most recent available report for each broker where more than one report has been released over this period). The range of EBITDA estimates was $230 million to $244 million, with an average of $235 million. No broker reports from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. The Directors of Tabcorp do not adopt this average as their own forecast in relation to Tattersall's, and are not providing any such forecast. The average of current broker EBITDA estimates for Tattersall's of $235 million is consistent with Tattersall's EBITDA forecast of $235 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).

04

Earnings and dividends attributable to your investment are expected to be significantly enhanced if you accept Tabcorp's Offer

If you accept Tabcorp's Offer and retain the Tabcorp Shares that are issued to you, you are expected to benefit from a substantial uplift in earnings and dividends. The illustrative pro-forma financial analysis set out below shows:

1) an uplift in earnings per share (EPS) (pre non-recurring items) and dividends per share (DPS) compared to EPS and DPS if UNiTAB remains a standalone company;
2) a greater uplift in EPS and DPS under the Tabcorp Offer compared to under the Tattersall's Proposal;
3) post-acquisition EPS under the Tabcorp Offer being less reliant on the identified synergies and efficiencies being achieved than EPS under the Tattersall's Proposal; and
4) that UNiTAB Shareholders will be less exposed under the Tabcorp Offer to the financial uncertainties relating to the Victorian licence review and renewal process than under the Tattersall's Proposal.

ILLUSTRATIVE PRO-FORMA EPS IMPACT ANALYSIS[1,2]

Figure 11 provides and compares the illustrative pro-forma EPS (pre non-recurring items) impact for a UNiTAB Shareholder under Tabcorp's Offer and under the Tattersall's Proposal, based on a pro forma compilation of standalone forecast information for the Tabcorp Group as set out in section 5 of this Bidder's Statement, UNiTAB's forecast NPAT and the average of broker NPAT estimates for Tattersall's[3], in each case for the year ending 30 June 2006, under certain assumptions.

Notes

1 The illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB Shareholder under the Tabcorp Offer has been calculated on the assumption that all UNiTAB Shareholders elect the Cash And Share Alternative and that the Tabcorp VWAP is $15.50 (being the closing price of Tabcorp Shares on the ASX on 30 May 2006). The calculation is based on a pro-forma compilation of standalone forecast NPAT for the Tabcorp Group as set out in section 5 of this Bidder's Statement and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). For the purposes of the analysis, it is assumed that Tabcorp had acquired UNiTAB from 1 July 2005, that synergies and efficiencies which Tabcorp expects to realise in the third year following the acquisition (approximately $32 million less depreciation of approximately $6 million in relation to incremental capital investment) are realised in the year ending 30 June 2006. Additional amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. The cash portion of the acquisition cost is assumed to be funded at an interest rate of 6.3% p.a. It is assumed that UNiTAB Shareholders reinvest the gross cash proceeds in Tabcorp Shares at an assumed Tabcorp VWAP of $15.50 (assuming zero tax leakage or transaction costs). In the event that some UNiTAB Shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative (such as a share buy-back). Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to the funding requirements of Tabcorp and other applicable considerations at the relevant time. To the extent that Tabcorp does not conduct the proposed capital management initiative, or to the extent that any capital management initiative does involve a share buy-back and the average price at which Tabcorp Shares are bought back differs from the Tabcorp VWAP, this is likely to result in a different pro-forma EPS outcome (which may be lower or higher) to that disclosed above. Refer to section 5 of this Bidder's Statement for further discussion of the assumptions, risks and sensitivities relevant to this analysis.

2 The calculation of the illustrative pro-forma earnings per share (pre non-recurring items) (EPS) impact for a UNiTAB Shareholder under the Tattersall's Proposal assumes that UNiTAB Shareholders elect to receive the fixed cash consideration available under the Tattersall's Proposal and reinvest the gross cash proceeds in Tattersall's shares at $2.98 per Tattersall's share, being the closing price of Tattersall's shares on 30 May 2006 (assuming no tax leakages or transaction costs). The calculation is based on the average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 (refer to footnote 3 below for information concerning the calculation of the average of broker NPAT estimates for Tattersall's for the year ending 30 June 2006) and UNiTAB's forecast NPAT for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum). Pro-forma synergies of approximately $20 million and incremental amortisation of approximately $1 million in respect of the assumed fair value adjustment to UNiTAB's licences on acquisition has also been incorporated into the analysis. No depreciation in respect of incremental capital investment has been incorporated into the analysis. The acquisition funding assumes that Tattersall's utilises its financial assets (approximately $410 million (as disclosed in the UNiTAB Explanatory Memorandum) and assumed to earn interest at 5.5% p.a.) prior to drawing down on its banking facilities (at an assumed interest rate of 6.0% p.a.). Tattersall's is assumed to complete post transaction capital management (through a share buy-back at an assumed price of $2.98 per Tattersall's share) as is the stated intention of Tattersall's in its announcement of the Tattersall's Proposal on 27 March 2006 and in the UNiTAB Explanatory Memorandum.

3 The average of current broker NPAT estimates for Tattersall's for the year ending 30 June 2006 is calculated from ten broker research reports available to Tabcorp dated over the period 24 February 2006 to 30 May 2006 (based on the most recent available report for each broker where more than one report has been released over this period). The range of NPAT estimates was $128 million to $140 million with an average of $132 million. For those brokers who have updated their estimates to incorporate the impact of the Tattersall's Proposal, these broker reports have been omitted. No other broker reports from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. The Directors of Tabcorp do not adopt this average as their own forecast in relation to Tattersall's, and are not providing any such forecast. The average of current broker estimates of $132 million compares to Tattersall's forecast NPAT of $133 million for the year ending 30 June 2006 (disclosed in the UNiTAB Explanatory Memorandum).


120
100
80
60
40
EPS (cents per share)
+55%
+59%
+28%
+38%
93.1
96.0
83.3
77.2
60.2
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (pre synergies and efficiencies)
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (pre synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)

FIGURE 11: ILLUSTRATIVE PRO-FORMA EPS (PRE NON-RECURRING ITEMS)

The illustrative pro-forma EPS (pre non-recurring items, post synergies and efficiencies) impact for the year ending 30 June 2006 for UNiTAB Shareholders under Tabcorp's Offer is an increase of approximately 59%. This compares to an increase of approximately 38% under the Tattersall's Proposal.

The above analysis demonstrates that the illustrative pro-forma EPS (pre non-recurring items) impact for a UNiTAB Shareholder under Tabcorp's Offer is substantially higher than that under the Tattersall's Proposal.

04

continued...

ILLUSTRATIVE PRO-FORMA DPS IMPACT ANALYSIS

Figure 12 provides and compares the illustrative pro-forma DPS impact for a UNiTAB Shareholder under Tabcorp's Offer and the Tattersall's Proposal, for the year ending 30 June 2006.[1]


DPS (cents per share)
100
80
60
40
+39%
+15%
58.0
80.9
66.5
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)
Payout Ratio[3]: 96% 84% 80%

FIGURE 12: ILLUSTRATIVE PRO-FORMA DPS[2]

The illustrative pro-forma DPS impact for the year ending 30 June 2006 for a UNiTAB Shareholder is an increase of approximately 39% under Tabcorp's Offer. This compares to an increase of approximately 15% under the Tattersall's Proposal.

The above analysis demonstrates that the illustrative pro-forma DPS increase for a UNiTAB Shareholder under Tabcorp's Offer is more than double that under the Tattersall's Proposal.

Notes

1 The illustrative pro-forma analysis assumes that UNiTAB Shareholders receive the benefit of the dividends declared or to be declared by Tabcorp and Tattersall's respectively for the 2006 financial year (on an annualised basis). For Tabcorp the total dividends declared for the year ending 30 June 2006 are assumed to be double the interim dividend of $0.44 per Tabcorp Share paid on 10 April 2006. For Tattersall's, total dividends declared for the year ending 30 June 2006 (on an annualised basis) are assumed to be the prospectus forecast dividends of 16.25 cents per share for the 13 months ending 30 June 2006, adjusted to reflect a twelve month period only (equivalent to dividends of $0.15 per share). In calculating the illustrative pro-forma DPS impact for a UNiTAB Shareholder, total dividends for UNiTAB for the year ending 30 June 2006 are assumed to be double the interim dividend of $0.29 per UNiTAB Share paid on 7 April 2006.

2 The illustrative pro-forma DPS impact under Tabcorp's Offer has been calculated assuming that UNiTAB Shareholders elect the Cash And Share Alternative and reinvest the gross cash proceeds in Tabcorp Shares at the assumed Tabcorp VWAP of $15.50 (being the closing price of Tabcorp Shares on the ASX on 30 May 2006) and assuming no tax leakage or transaction costs. The illustrative pro-forma DPS impact under the Tattersall's Proposal has been calculated assuming that all UNiTAB Shareholders elect to receive the fixed cash alternative and reinvest the gross cash proceeds in Tattersall's shares at $2.98 per Tattersall's share, being the closing price of Tattersall's shares on 30 May 2006.

3 The payout ratio is based on earnings pre non-recurring items.

FINANCIAL UNCERTAINTIES CREATED BY THE LICENCE REVIEW AND RENEWAL PROCESSES

As discussed in section 1.5(b) of this Bidder's Statement, the Victorian Government has announced the start of its review of the post-2012 licensing structure for Victorian gambling licences, including the licences currently held by Tabcorp and Tattersall's which are scheduled to expire in 2012.

Both Tabcorp and Tattersall's have announced their intention to apply to renew their respective gambling licences that expire in the next 6 years. In Tabcorp's case, this comprises the Tabcorp Group's Victorian wagering, gaming and Keno licences (which expire in 2012) and New South Wales Keno licence (which expires in 2007). In the case of Tattersall's, this comprises its Victorian gaming and Keno licences (which expire in 2012) and Victorian lotteries licence (which expires in 2007).

For both Tabcorp and Tattersall's, of the licences which expire in the next 6 years, a significant proportion (based on earnings currently derived from the applicable licences) of value at risk as a result of the licence review and renewal processes relates to the Victorian licences that expire in 2012.

While the licence review process in respect of those licenses has recently been commenced by the Victorian Government with the commencement of its review of the industry structure referred to above (and discussed in section 1.5(b)), it is important to note that the Victorian Government has not yet announced details of:

- the proposed structure of the post-2012 wagering, gaming and Keno licences;
- the process by which the post-2012 licences will be awarded (including whether third parties will be invited to tender applications);
- whether any up front payments for the post-2012 licences will be required to be made to the Victorian Government by the successful applicants; or
- assuming that the current industry structure is retained and that up front payments are required to be made by successful applicants for the licences, the amount or timing of such payments.

Tabcorp believes that if the current industry structure in Victoria is to remain in place after the existing licences expire in 2012, substantial up front payments (ie payments in advance of the new licences taking effect in 2012) may be required by Tabcorp and Tattersall's (assuming they are the successful applicants) to renew those licences. The making of such a payment would have a material effect on each of Tabcorp and Tattersall's. The prospect and possible impact of such payments is therefore a matter of great importance to UNiTAB Shareholders in deciding whether to accept the Tabcorp Offer or to support the Tattersall's Proposal.

04

continued...

SENSITIVITY ANALYSIS OF AN UP-FRONT LICENCE PAYMENT ON ILLUSTRATIVE PRO-FORMA EPS AND DPS[1]

The sensitivity analysis below illustrates the impact of a licence renewal payment on the illustrative pro-forma EPS and DPS for a UNiTAB Shareholder under both Tabcorp's Offer and the Tattersall's Proposal shown in Figures 11 and 12 on pages 15 and 16. For illustrative purposes, the analysis assumes that:

- the current Victorian industry structure is retained and the Victorian Government requires up front licence renewal payments;
- both Tabcorp and Tattersall's are successful in renewing their licences and are required to make an up front licence renewal payment at the start of the 2006 financial year (in order to demonstrate the impact for a full year); and
- no incremental earnings are achieved in the applicable financial year as a consequence of the renewal payments.

Various other assumptions have also been made, as described in footnote 1 below.

It is important to note that the analysis below is entirely illustrative and is provided as analysis of a possible scenario. It is included to show an indication of the possible impact of an up front licence renewal payment on Tabcorp and Tattersall's – it does not purport to suggest that such payments will be made in the year ending 30 June 2006 (they will not be), or at all. Neither does the analysis purport to suggest that the EPS or DPS for a UNiTAB Shareholder for the year ending 30 June 2006, or for any other period, will be as shown in Figures 13 and 14 below. UNiTAB Shareholders should also be aware that the actual earnings and dividend levels of Tabcorp and Tattersall's in the year in which any such licence renewal payments are made may differ significantly from the pro forma amounts that have been used for the purposes of this analysis.

Notes

1 The sensitivity analysis assumes that the applicable licences are renewed on identical terms to each other in relation to taxes, however the Victorian Racing Industry is assumed to continue to hold a 25% interest in the earnings attributable to Tabcorp's Victorian wagering and gaming operations. Total payments of $1.1 billion are assumed for the renewal of Tabcorp's Victorian wagering, gaming and Keno licences and New South Wales Keno licence. Total payments of $1.0 billion are assumed for the renewal of the Victorian gaming, lotteries and Keno licences of Tattersall's. (The amount of the assumed payment for the renewal of the Victorian gaming, lotteries and Keno licences of Tattersall's within the range of that described in 6 broker research reports dated between 23 February 2006 and 5 May 2006 which discuss a Victorian gaming licence renewal payment for Tabcorp or Tattersall's (ranging between $800 million to $1,500 million, depending on the assumed industry structure, tax rates, licence term and level of industry contributions, all of which are presently uncertain)). The payments assumed in this analysis are net payments to the relevant Governments for the renewal of the outstanding licences and do not consider any refunds receivable. Given Tabcorp's 75% interest in its Victorian gaming operations (the Victorian Racing Industry has a 25% interest in the earnings of Tabcorp's Victorian gaming and wagering operations), an amount of approximately $750 million has been assumed to be paid by Tabcorp for the renewal of Tabcorp's Victorian gaming licence, with the balance of the total $1.1 billion assumed licence renewal amount (i.e. $350 million) attributable to the renewal of Tabcorp's Victorian wagering and Keno and New South Wales Keno licences. This allocation approximates the comparative EBITDA contributions of these licences to Tabcorp's Victorian gaming operations, relative to the assumed aggregate licence renewal payment. The assumed Tabcorp licence renewal payments are assumed to be debt funded at an assumed interest rate of 6.3% p.a. The assumed Tattersall's licence renewal payments are assumed to be debt funded at an assumed interest rate of 6.0% p.a.

ILLUSTRATIVE PRO-FORMA EPS IMPACT ANALYSIS – ADJUSTED FOR A LICENCE RENEWAL PAYMENT

Figure 13 provides the illustrative pro-forma EPS impact for a UNiTAB Shareholder under each of Tabcorp's Offer and the Tattersall's Proposal, adjusted for the assumed licence renewal payments. It is based on a pro-forma compilation of standalone forecast information for Tabcorp, UNiTAB's forecast NPAT[1] and the average of broker NPAT estimates for Tattersall's,[2] in each case for the year ending 30 June 2006.[3]

FIGURE 13: ILLUSTRATIVE PRO-FORMA EPS (PRE NON-RECURRING ITEMS) – ADJUSTED FOR A LICENCE RENEWAL PAYMENT



EPS (cents per share)
120
100
80
60
40
+42%
+47%
-2%
+8%
60.2
85.3
88.2
59.0
65.1
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (pre synergies and efficiencies)
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (pre synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)

After adjusting for the assumed licence renewal payment and utilising the other applicable assumptions, the illustrative pro-forma EPS (pre non-recurring items, post synergies and efficiencies) impact for the year ending 30 June 2006 for a UNiTAB Shareholder under Tabcorp's Offer is an increase of approximately 47%. This compares to an increase of approximately 8% under the Tattersall's Proposal.

If the amount of Tabcorp's assumed licence renewal payment is reduced by $100 million, the illustrative pro-forma EPS (pre non-recurring items, post synergies and efficiencies) impact for a UNiTAB Shareholder increases to approximately 48%. If the amount of Tabcorp's assumed licence renewal payment is increased by $100 million, the illustrative pro-forma EPS (pre non recurring items, post synergies and efficiencies) impact for a UNiTAB Shareholder reduces to approximately 45%.

If the amount of the assumed Tattersall's licence renewal payment is reduced by $100 million, the illustrative pro-forma EPS (pre non-recurring items, post synergies and efficiencies) impact for a UNiTAB Shareholder increases to approximately 11%. If the

Notes

1 As disclosed in the UNiTAB Explanatory Memorandum.

2 Based on the average of broker NPAT estimates for Tattersall's for the year ending 30 June 2006, as described on page 14 of this Bidder's Statement.

3 Figure 13 is also based on the assumptions set out on the previous page, including those in footnote 1.

04

continued...

amount of the assumed Tattersall's licence renewal payment is increased by $100 million, the illustrative pro-forma EPS (pre non-recurring items, post synergies and efficiencies) impact for a UNiTAB Shareholder reduces to approximately 5%.

The above analysis indicates that the illustrative pro-forma EPS impact for a UNiTAB Shareholder under Tabcorp's Offer is significantly less sensitive to a licence renewal payment being made than the impact under the Tattersall's Proposal. This can be explained by Tabcorp's much larger earnings base, which enables it to absorb the funding cost of the additional debt with a lower impact on overall earnings, and the relatively lower ownership percentage of UNiTAB Shareholders of the merged Tabcorp/UNiTAB group under the Tabcorp Offer.

ILLUSTRATIVE PRO-FORMA DPS – ADJUSTED FOR A LICENCE RENEWAL PAYMENT

Figure 14 provides the illustrative pro-forma DPS impact (based on the year ending 30 June 2006) for a UNiTAB Shareholder under each of Tabcorp's Offer and the Tattersall's Proposal, adjusted for the assumed licence renewal payments in each case for the year ending 30 June 2006. It is prepared on the basis of the same assumptions utilised in preparing the EPS analysis on the previous page.[1]

FIGURE 14: ILLUSTRATIVE PRO-FORMA DPS – ADJUSTED FOR A LICENCE RENEWAL PAYMENT


DPS (cents per share)
100
80
60
40
+39%
+12%
58.0
80.9
65.1
UNiTAB stand alone
UNiTAB share of Tabcorp/UNiTAB (post synergies and efficiencies)
UNiTAB share of Tattersall's/UNiTAB (post synergies and efficiencies)
Payout Ratio[2]:
96%
92%
100%

Notes

1 Figure 14 also assumes that UNiTAB Shareholders receive the benefit of the dividends declared or to be declared by Tabcorp and Tattersall's respectively for the 2006 financial year. For the pre and post transaction dividend assumptions of Tabcorp, Tattersall's and UNiTAB (i.e. prior to adjustment for the licence renewal payment), refer to page 16 of this Bidder's Statement. The assumed dividend payments of Tabcorp and Tattersall's are also assumed to be subject to a maximum payout ratio of 100% of pro-forma EPS for the 2006 financial year. (If this assumption did not apply and the DPS for the UNiTAB share of the merged Tattersall's/UNiTAB group shown in Figure 14 was assumed to be 66.5 cents per share (being the pro-forma Tattersall's/UNiTAB DPS illustrated in Figure 12 on page 16), then the illustrative pro-forma DPS impact under the Tattersall's Proposal (adjusted for the assumed licence renewal payment) shown in Figure 14 would be an increase of 15%. However, this would involve a dividend payout ratio of 102% of pro-forma earnings (pre non-recurring items) for the 2006 financial year and would depend upon Tattersall's having sufficient retained earnings to fund a dividend payment in excess of current year earnings.)

2 The payout ratio is based on earnings pre non-recurring items.

Adjusting for the assumed licence renewal payment and utilising the other applicable assumptions, the illustrative pro-forma DPS impact for the year ending 30 June 2006 for a UNiTAB Shareholder under Tabcorp's Offer is an increase of approximately 39%. The adjustment for the licence renewal payment does not impact the assumed dividend payments of Tabcorp (when compared to that shown in Figure 12 on page 16).

This compares to an adjusted increase in DPS of approximately 12% under the Tattersall's Proposal. Importantly, based on the assumptions in this analysis, Tattersall's is unable to continue to maintain its existing dividend payments without exceeding a payout ratio of 100% of earnings (pre non-recurring items, post synergies and efficiencies).

Reducing the amount of the assumed Tattersall's licence renewal payment by $100 million increases the DPS uplift for a UNiTAB Shareholder to approximately 15%, and reduces the dividend payout ratio to 99%. Similarly increasing the licence renewal payment by $100 million reduces the DPS uplift for a UNiTAB Shareholder to 9%. This maintains the assumption of a 100% payout ratio.

Under the illustrative analysis above, the DPS for a UNiTAB Shareholder under Tabcorp's Offer is not affected by the adjustment for the assumed licence renewal payment, as Tabcorp retains the ability to pay the full amount of the assumed dividend as it involves a dividend payout ratio of less than 100% of the applicable financial year earnings.

The above analysis demonstrates that the illustrative pro-forma DPS impact for a UNiTAB Shareholder under Tabcorp's Offer is less sensitive to a licence renewal payment being made than the impact under the Tattersall's Proposal. This can be explained by Tabcorp's relatively larger earnings base and the relatively lower ownership percentage of UNiTAB Shareholders of the merged Tabcorp/UNiTAB group under the Tabcorp Offer.

UNiTAB Shareholders should be aware that the above analysis is based on the merged Tattersall's/UNiTAB group pro-forma earnings for the year ending 30 June 2006, as well as the debt funding assumptions set out on page 18. If the merged Tattersall's/UNiTAB group had greater earnings by the year in which a licence renewal payment was to be made (assuming such a requirement arises), then depending on the other applicable circumstances at that time, in order to pay a dividend of an amount necessary to achieve the pro-forma DPS uplift of 15% illustrated in Figure 12 on page 16, the dividend payout ratio of the merged Tattersall's/UNiTAB group may not be as high as the 100% payout ratio illustrated in Figure 14.

05

Based on the average of broker valuations for Tabcorp and Tattersall's (on a standalone basis), Tabcorp's Offer is superior to the Tattersall's Proposal

The comparison of the average of current broker valuations for both Tabcorp and Tattersall's to the current share prices is an important consideration for UNiTAB Shareholders in determining the merits of Tabcorp's Offer compared with the Tattersall's Proposal. In preparing these valuations, the brokers have taken many issues into account including:

- expected future earnings and cashflow performance; and
- the possible outcomes of the Victorian licence review and renewal processes, which appear to have a greater potential impact on Tattersall's than on Tabcorp.

As at 30 May 2006 the closing price of Tabcorp Shares on the ASX was $15.50. This is $1.22 or 7% **below** the average of current broker valuations for Tabcorp Shares (on a standalone basis) of $16.72.[1]

Figure 15 sets out Tabcorp's Share price discount to the average of current broker valuations for the company.

FIGURE 15: SHARE PRICE PREMIUM/ (DISCOUNT) TO THE AVERAGE OF CURRENT BROKER VALUATIONS FOR TABCORP[2]



$18.00
$17.00
$16.00
$15.00
$14.00
Value per Tabcorp Share
-7%
$16.72
$15.50
Average valuation
Tabcorp's closing share price on 30 May 2006

Notes

1 Based on the average of current broker valuations for Tabcorp, being the most recent valuation provided by the ten brokers reporting a valuation between 16 March 2006 and 30 May 2006 that were available to Tabcorp (based on the most recent available report for each broker where more than one report has been released by that broker over this period). The range of valuations was $14.28 to $19.20. No broker valuations from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. However for three brokers, Tabcorp has used the broker's base case valuation and for another broker, Tabcorp has taken an average of the two valuations provided. The Directors of Tabcorp do not adopt this average value.

2 Assumes a Tabcorp VWAP of $15.50 and is subject to the effects of rounding.

Assuming a Tabcorp VWAP of $15.50, the All Shares Alternative of the Tabcorp Offer would be 0.92 Tabcorp Shares per UNiTAB Share (subject to the effects of rounding). If the value of 0.92 of a Tabcorp Share were to be measured on the basis of the average of current broker valuations of Tabcorp (on a standalone basis) of $16.72[1] per share, the result would be $15.37. Assuming a Tabcorp VWAP of $15.50, the Cash And Share Alternative of the Tabcorp Offer would be $8.25 plus 0.39 Tabcorp Shares per UNiTAB Share (subject to the effects of rounding). If the value of $8.25 plus 0.39 of a Tabcorp Share were to be measured on the basis of the average of current broker valuations of Tabcorp (on a standalone basis) of $16.72[1] per share, the result would be $14.72. However as this measure of the value of Tabcorp Shares is based on average current broker valuations, there can be no assurance that Tabcorp Shares received by UNiTAB Shareholders under the Tabcorp Offer would be able to be sold at prices that resulted in $15.37 or $14.72 (as applicable) per UNiTAB Share being realised.

Further, to the extent that the Tabcorp VWAP approached a price equivalent to the average broker valuation of $16.72 the position would be different. If the Tabcorp VWAP was $16.72, a UNiTAB Shareholder would receive 0.85 of a Tabcorp Share per UNiTAB Share under the All Share Alternative (subject to the effects of rounding). If the value of 0.85 of a Tabcorp Share were to be measured by reference to the average of current broker valuations the result would be $14.25.

Likewise, if the Tabcorp VWAP were $16.72, a UNiTAB Shareholder would receive $8.25 cash and 0.36 of a Tabcorp Share per UNiTAB Share under the Cash And Share Alternative (subject to the effects of rounding). If the value of $8.25 cash and 0.36 of a Tabcorp Share were to be measured by reference to the average of current broker valuations the result would be $14.25.

As at 30 May 2006 the closing price of Tattersall's shares on the ASX was $2.98. The volume weighted average price of Tattersall's shares traded on ASX during the period from 24 February 2006 (being the date of the announcement of Tattersall's results for the six months ended 31 December 2005) to 24 March 2006 (being the last Trading Day prior to the announcement of the Tattersall's Proposal) was $3.03. Each of these prices is significantly **above** the average of current broker valuations for Tattersall's shares (on a standalone basis) of $2.74[2] .

Notes

1 Refer to footnote 1 on page 22 for information concerning, and important qualifications in relation to, the average of broker valuations for Tabcorp.

2 Based on the average of current broker valuations of Tattersall's, being the most recent valuation provided by nine brokers reporting between 24 February 2006 and 30 May 2006 (based on the most recent available report for each broker where more than one report has been released by that broker over this period). The range of valuations was $2.10 to $3.15. For those brokers who have updated their valuation to incorporate the impact of the Tattersall's Proposal, the applicable broker reports have been omitted. No other broker valuations from that period of which Tabcorp is aware (other than any which were not available to Tabcorp) were omitted from the calculation of this average. However for two brokers, Tabcorp has used the broker's base case valuation and for another broker, Tabcorp has taken an average of the three valuations provided. The Directors of Tabcorp do not adopt this average value.

05

continued...

Figure 16 sets out Tattersall's share price premium to the average of current broker valuations for Tattersall's.

FIGURE 16: SHARE PRICE PREMIUM/ (DISCOUNT) TO THE AVERAGE OF CURRENT BROKER VALUATIONS FOR TATTERSALL'S[1]



$3.50
$3.00
$2.50
$2.00
Value per Tattersall's Share
+11%
+9%
$2.74
$3.03
$2.98
Average valuation
Tattersall's VWAP (24 February 2006 to 24 March 2006)
Tattersall's closing share price on 30 May 2006

If the value of the Tattersall's share component of the Tattersall's Proposal were to be measured on the basis of the average of current broker valuations for Tattersall's (on a standalone basis) of $2.74[1] per share, the result would be a value of $12.46 for the fixed cash alternative under the Tattersall's Proposal and a value of $11.86 for the all share alternative under the Tattersall's Proposal. However, as this measure of the value of Tattersall's shares is based on the average of current broker valuations, it is possible that Tattersall's shares received by UNiTAB Shareholders under the Tattersall's Proposal could be sold at prices that resulted in more than those amounts being realised.

This is an important issue for UNiTAB Shareholders in relation to the assessment of the value of the Tattersall's shares they would receive under the Tattersall's Proposal as all or part of their consideration.

Notes

1 Refer to footnote 2 on page 23 for information concerning, and important qualifications in relation to, the average of broker valuations.

Figure 17 sets out:

- measures of the value of Tabcorp's Offer under the All Share Alternative and the Cash And Share Alternative based on a Tabcorp VWAP of $15.50 and the average of current broker valuations for Tabcorp (on a standalone basis) of $16.72 per Tabcorp Share; and
- measures of the value of the Tattersall's Proposal, under both the all share alternative and the fixed cash alternative, based on the average of current broker valuations for Tattersall's (on a standalone basis) of $2.74 per share.



+30%
+18%
$16.00
$14.00
$12.00
$10.00
Implied value per UNiTAB share
$11.86
$15.37
$12.46
$14.72
Tattersall's Proposal (all shares)
Tabcorp's Offer (All Share Alternative)
Tattersall's Proposal (fixed cash)
Tabcorp's Offer (Cash And Share Alternative)

FIGURE 17: COMPARISON OF THE TABCORP OFFER AND TATTERSALL'S PROPOSAL BASED ON THE AVERAGE OF CURRENT BROKER VALUATIONS[1]

On the basis of the average of current broker valuations for Tabcorp and Tattersall's (each on a standalone basis) and a Tabcorp VWAP of $15.50, the value of the All Share Alternative of Tabcorp's Offer would represent a 30% premium to the value of the all share alternative under the Tattersall's Proposal.

On the basis of the average of current broker valuations for Tabcorp and Tattersall's (each on a standalone basis) and a Tabcorp VWAP of $15.50, the value of the Cash And Share Alternative of Tabcorp's Offer would represent an 18% premium to the value of the fixed cash alternative under the Tattersall's Proposal.

In considering the above comparisons, UNiTAB Shareholders should bear in mind that the prices at which Tabcorp Shares or Tattersall's shares (as applicable) might trade on the ASX following implementation of the relevant company's proposed transaction in respect of UNiTAB might differ significantly from the average of current broker valuations for that company. No assurances can be given that shares will trade at prices indicated by broker valuations.

Notes

1 Assumes a Tabcorp VWAP of $15.50 and is subject to the effects of rounding.

06 Tabcorp's Offer provides you with greater certainty of value than the Tattersall's Proposal

Tabcorp's Offer provides greater certainty of value to UNiTAB Shareholders than the Tattersall's Proposal for the reasons set out below.

- The cash component available under the Cash And Share Alternative of Tabcorp's Offer is $8.25 per UNiTAB Share. This is $4.34 per UNiTAB Share **more than the cash component under the fixed cash alternative of the Tattersall's Proposal** of $3.91 per share. Although the Tattersall's Proposal has a maximum cash alternative, the cash available to any UNiTAB Shareholder under that alternative is restricted by a total cash pool of $522 million. **However, the total cash pool available to UNiTAB Shareholders under Tabcorp's Offer** is $1,100 million, which is $578 million higher than and **more than double that available under the Tattersall's Proposal.**
- Tabcorp's Offer structure provides **greater downside share price protection** to UNiTAB Shareholders. The implied value of Tabcorp's Offer remains at $14.25 per UNiTAB Share while the Tabcorp Share price is between $15.00 and $17.00 (subject to the effects of rounding (see section 10.1(e))). Based on Tabcorp's closing price of $15.50 on 30 May 2006, the implied value of Tabcorp's Offer will remain at $14.25 per UNiTAB Share, even if the Tabcorp Share price falls by as much as $0.50. However, the implied value of the Tattersall's Proposal is more uncertain as it varies with any movement in the Tattersall's share price unless a UNiTAB Shareholder receives 100% cash (and the Tattersall's Proposal is limited by Tattersall's total cash pool). Under the Tattersall's Proposal, if the Tattersall's share price falls, it is likely that more UNiTAB Shareholders would elect to take the maximum cash alternative, thereby reducing the maximum amount of cash available to any particular UNiTAB Shareholder below the theoretical maximum of $14.00 cash per UNiTAB Share (given the limitations of the Tattersall's cash pool).
- If all of the UNiTAB Shares are acquired under Tabcorp's Offer, Tabcorp will be required to issue up to a maximum of approximately 126.7 million Tabcorp Shares to UNiTAB Shareholders. This represents approximately 24% of Tabcorp's Shares currently outstanding. However, if all of the UNiTAB Shares are acquired under the Tattersall's Proposal, Tattersall's would be required to issue up to a maximum of approximately 577.5 million Tattersall's shares to UNiTAB Shareholders. This represents approximately 82% of the Tattersall's shares currently outstanding. Given the relatively greater significance (in terms of earnings at risk) of the uncertainty in relation to the outcome of the Victorian licence review and renewal processes for Tattersall's compared to Tabcorp, **UNiTAB Shareholders should consider the ownership of a greater total percentage of Tattersall's post-transaction, compared to Tabcorp, as UNiTAB Shareholders are effectively bearing a greater percentage of relatively greater risks.**

07 Tabcorp's Offer provides you with the opportunity to hold shares in Australia's premier diversified gambling and entertainment group

You have the opportunity to hold shares in Australia's premier diversified gambling and entertainment group, and the sixth largest publicly listed, predominantly offline gambling and entertainment company in the world.[1]

Since listing on the ASX in August 1994, Tabcorp Shares have substantially outperformed the Australian share market as shown in Figure 18. An investment of $1,000 at the time of Tabcorp's listing on the ASX would now be worth $11,226[2], assuming that all dividends were reinvested (without payment of tax or brokerage) at the closing price of Tabcorp Shares on the day the stock was declared ex-dividend.


1,400
1,200
1,000
800
600
400
200
0
rebased to 100
Aug-94
Aug-95
Aug-96
Aug-97
Aug-98
Aug-99
Aug-00
Aug-01
Aug-02
Aug-03
Aug-04
Aug-05
May-06
Tabcorp total shareholder return
S&P/ASX 200 Accumulation Index

FIGURE 18: TABCORP TOTAL SHAREHOLDER RETURN[3] VERSUS S&P/ASX 200 ACCUMULATION INDEX

Notes

1 Based on the pro-forma enterprise value of Tabcorp assuming each UNiTAB Shareholder accepts the Cash And Share Alternative, a Tabcorp VWAP of $15.50 and a Tabcorp Share price of $15.50 post transaction. This is compared to the enterprise value of 25 publicly listed, predominantly offline global gambling and entertainment companies based on the closing share prices on 30 May 2006 and the most recently reported net debt for each such company.

2 Based on the closing price for Tabcorp Shares on 30 May 2006.

3 *Total shareholder return assumes that dividends were reinvested at the closing price of Tabcorp Shares on the day the stock was declared ex-dividend, that no tax is payable on such dividends and that no brokerage costs apply.*

07 continued...

Following the merger of Tabcorp and UNiTAB, it is expected that, as a Tabcorp Shareholder you will benefit from the advantages set out below.

- **A stronger financial position** with greater access to capital markets providing Tabcorp with greater financial capacity to pursue strategic opportunities. Standard & Poor's has expressed an opinion that Tabcorp should retain an investment grade credit rating (of at least BBB) in the event that Tabcorp is successful in acquiring more than 50% of the UNiTAB Shares on the terms of the Offer.
- **Greater operational scale** and **product diversification** enhancing Tabcorp's ability to compete effectively for global growth opportunities across many gambling and entertainment experiences as they arise.
- **Greater diversification of regulatory risk.**
- Larger market capitalisation, providing **increased liquidity** to you as an owner of Tabcorp Shares. Assuming that all of the UNiTAB Shares are acquired under the Offer, the pro-forma Tabcorp/UNiTAB market capitalisation is estimated to be approximately $9 billion[1]. The pro-forma enterprise value is estimated to be more than $12 billion[1], ranking the merged group as the sixth largest publicly listed, predominantly offline gambling company in the world, as set out in Figure 19.

FIGURE 19: ENTERPRISE VALUE OF PUBLICLY LISTED, PREDOMINANTLY OFFLINE GAMBLING COMPANIES GLOBALLY[2]


Enterprise value (A$ billion)
40
30
20
10
0
32.8
31.7
31.2
14.3
13.6
12.5
10.9
10.4
8.7
8.7
8.3
8.1
7.9
5.0
5.0
4.9
4.7
3.6
3.3
2.9
2.7
2.6
2.5
2.5
2.4
2.2
1.8
Las Vegas Sands
Harrah's Entertainment
MGM Mirage
PBL
OPAP
Tabcorp + UNiTAB
Wynn Resorts
Tabcorp
Station Casinos
Ladbrokes
Boyd Gaming
Penn National Gaming
William Hill
Galaxy
Rank Group
Resorts Worlds
Kerzner International
Tattersall's + UNiTAB
Aztar
SKYCITY Entertainment
Isle of Capri Casinos
Intralot
Pinnacle Entertainment
Sun International
Ameristar Casinos
UNiTAB
Tattersall's

Notes

1 Tabcorp/UNiTAB pro-forma enterprise value and market capitalisation is calculated assuming that each UNiTAB Shareholder accepts the Cash And Share Alternative under Tabcorp's Offer, a Tabcorp VWAP of $15.50 and a post transaction Tabcorp Share price of $15.50, being the closing price of Tabcorp Shares on 30 May 2006. The Tattersall's/UNiTAB pro-forma enterprise value is calculated assuming that all UNiTAB Shareholders accept the fixed cash alternative under the Tattersall's Proposal and a post transaction Tattersall's share price of $2.98, being the closing share price on 30 May 2006.

2 Includes the largest 25 publicly listed, predominantly offline gambling companies globally. Based on closing prices and exchange rates as at 30 May 2006, using the most recently reported net debt for each company adjusted for major company announcements, excluding any pension liabilities.

08

Tabcorp has proven capability in operating a wagering business and in post merger integration – Tattersall's does not appear to have such experience

PROVEN INTEGRATION CAPABILITY

Tabcorp is **highly experienced in the integration of large acquisitions** as a result of the acquisition of **Star City Casino** in October 1999, the merger with **Jupiters** in November 2003 and the acquisition of **Tab Limited** in August 2004. Through each of these acquisitions Tabcorp was able to extract substantial synergy benefits and efficiency gains.

Tabcorp merged with Jupiters in November 2003 and completed the formal integration process by the end of the 2005 financial year. In the year ending 30 June 2006, Tabcorp is expecting to deliver approximately $46 million more synergy benefits and cost savings than Tabcorp's initial expectations announced at the time of the merger.

Tabcorp completed the acquisition of Tab Limited in August 2004 and the integration process is still continuing, with Tabcorp forecasting to deliver approximately $23 million of synergy benefits and cost savings in the year ending 30 June 2006. The New South Wales Government recently introduced draft legislation into Parliament that would allow Tabcorp to integrate its Victorian and New South Wales wagering systems, clearing the way for the operational integration of these two businesses. Tabcorp is also continuing discussions with the New South Wales Government in relation to the potential to co-mingle the New South Wales and SuperTAB wagering pools.

ESTIMATED SYNERGY BENEFITS

As a recipient of Tabcorp Shares under the Offer, you will, through your shareholding interest in Tabcorp, share in the synergy benefits which are expected to arise from the combination of Tabcorp and UNiTAB's wagering and gaming operations. Assuming that all of the UNiTAB Shares are acquired under the Offer, **Tabcorp estimates that there are $32 million in annual cost and revenue synergies** and efficiencies (after taking into account benefits accruing to the relevant racing industries), which are expected to contribute to Tabcorp's pre-tax earnings in the third full year following the acquisition (this is subject to certain regulatory approvals and other risks (see sections 5.5(b)(i), 5.8(c) and 8.6(d))). Tabcorp currently expects approximately 35% of the cost and revenue synergies and efficiencies will be achieved in the first full year and 95% in the second full year following the completion of the acquisition. If Tabcorp ultimately acquires more than 50% but less than 90% of UNiTAB's Shares, and UNiTAB remains listed on the ASX, the contribution to Tabcorp's pre-tax earnings in the third full year from annual cost and revenue synergies and efficiencies is expected to be approximately $29 million (subject to the same conditions as in the case where 100% of the UNiTAB Shares had been acquired - see section 5.5(d)).

08 continued...

Tabcorp's experienced wagering management team and its technical services division are fully committed to, and focused on, the integration of the UNiTAB business, with the assistance of key executives from Tabcorp's corporate head office. Based on Tabcorp management's understanding of the UNiTAB business and its industry, Tabcorp is confident that its current integration plans will deliver the synergies and efficiencies it has identified.

Tattersall's appears to have no prior experience in the integration of acquisitions of greater than $50 million in value. **Tattersall's does not own a wagering business and has no previous expertise in operating one.** The scale, diversity and complexity of UNiTAB's businesses compared to Tattersall's business means that a merger with UNiTAB would be a "company transforming" transaction for Tattersall's and one that would have significant integration risks associated with it.

Tabcorp's identified level of synergy and efficiency contribution to EBITDA in the third full year following the merger is substantially higher than Tattersall's identified realisable synergies of $20 million over the same period. Tabcorp believes that it can achieve greater synergies than Tattersall's given:

- the synergies that arise from combining Tabcorp's Victorian and New South Wales wagering operations with UNiTAB's Queensland, South Australian and Northern Territory operations, creating the possibility for a single national totalizator operator. This is expected to provide a larger cost base from which to extract savings; and
- Tattersall's has no wagering operations of its own with which to extract any synergies or cost efficiencies.

09

There is potential for capital gains tax rollover relief on the share component of the Tabcorp Offer consideration and you will not incur any brokerage costs or stamp duty

If you are an Australian resident UNiTAB Shareholder, you may be entitled to **'scrip for scrip' capital gains tax rollover relief** on the share component of the Offer consideration if Tabcorp acquires at least 80% of UNiTAB (although there is no certainty that this will occur). If a UNiTAB Shareholder elects the Cash And Share Alternative, they should be aware that they will not be eligible for the scrip for scrip rollover relief in relation to the cash component of the consideration of $8.25 per UNiTAB share. The scrip for scrip rollover relief relates to the share component of the consideration only. Further details are set out in section 7.

This potential benefit is particularly attractive for UNiTAB Shareholders that had a low entry price into UNiTAB Shares and have high marginal tax rates who would otherwise incur a taxable capital gain on disposal of their UNiTAB Shares.

In selling your UNiTAB Shares under the Offer, you will also **not incur any brokerage costs or stamp duty** in relation to the transfer of those shares (unless you are a Foreign Shareholder (see sections 9.14 and 10.6(g)).

10 You may be eligible to participate in Tabcorp's shareholder benefits scheme

Tabcorp has a **shareholder benefits scheme** that provides Tabcorp Shareholders who hold a minimum of 200 Tabcorp Shares with the following benefits:

- **Discount room rates** at each of **Tabcorp's four hotel and casino complexes** – Star City (Sydney), Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville.
- **Discount restaurant offers** at participating restaurants and cafes at Star City (Sydney), Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville.
- **Discount theatre tickets** for shows at Conrad Jupiters (Gold Coast).
- **Discount gym membership** to Turbines, at Star City (Sydney) and to Conrad Fitness, at Conrad Jupiters (Gold Coast).
- **Merchandise discounts** at any of the following outlets:
  - Star Shop at Star City (Sydney);
  - Paradise Gifts at Conrad Jupiters (Gold Coast); and
  - Treasury Gifts and Souvenirs at Conrad Treasury (Brisbane).

Assuming a Tabcorp VWAP of $15.50, UNiTAB Shareholders holding more than 218 UNiTAB Shares who elect the All Share Alternative, and UNiTAB Shareholders holding more than 517 UNiTAB Shares who elect the Cash And Share Alternative, would become eligible to participate in this scheme, subject to the conditions of the scheme.

Summary of the Offer

The following is a summary only of the Offer and is qualified by the detailed information contained in the rest of this Bidder's Statement. You should read this Bidder's Statement in full before deciding how to deal with your UNiTAB Shares.

The terms of the Offer are contained in section 10.

What is the Offer?	You are being offered the choice between the following alternative forms of consideration (or '*Consideration Alternatives*') *for your* UNiTAB Shares on the terms and conditions set out in section 10: • the 'All Share Alternative', being **between 0.84[1] and 0.95 Tabcorp Shares** for each of your UNiTAB Shares • the 'Cash And Share Alternative', being a combination of **$8.25 cash** and between **0.35[2] and 0.40 Tabcorp Shares** for each of your UNiTAB Shares. The Offer is for all of your UNiTAB Shares. The number of Tabcorp Shares that you will receive if you accept the Offer will depend on: • which Consideration Alternative you choose; and • the Tabcorp VWAP (see section 10.1(d)), which will be determined over a 10 Trading Day period commencing in the Trading Day after the earlier of the date on which the Offer becomes, or is declared, free of the conditions set out in section 10.7 and the last day of the Offer Period. If you are a Foreign Shareholder you will not receive Tabcorp Shares (see sections 9.14 and 10.6(g)). Persons with registered addresses in Australia, the United States of America and New Zealand are not Foreign Shareholders.

Notes
1 Exact fraction is 57/68 Tabcorp Shares
2 Exact fraction is 6/17 Tabcorp Shares

Summary of the Offer Continued

How many Tabcorp Shares do I receive if I choose the All Share Alternative?	If you choose the All Share Alternative, then (unless you are a Foreign Shareholder – see sections 9.14 and 10.6(g)): • You will receive the maximum number of 0.95 Tabcorp Shares per UNiTAB Share if the Tabcorp VWAP is $15.00 or less • You will receive the minimum number of 0.84[1] Tabcorp Shares per UNiTAB Share if the Tabcorp VWAP is $17.00 or more • If the Tabcorp VWAP is between $15.00 and $17.00, the number of Tabcorp Shares which you will receive per UNiTAB Share will be equal to $14.25 divided by the Tabcorp VWAP Also, your entitlement to Tabcorp Shares as described above will be subject to the effects of rounding (see section 10.1(e)). For an example based on if you own 530 UNiTAB Shares and you accept the Offer and choose the All Share Alternative, see Figure 2 on page 4.
How many Tabcorp Shares do I receive if I choose the Cash And Share Alternative?	If you choose the Cash And Share Alternative, then (unless you are a Foreign Shareholder – see sections 9.14 and 10.6(g)) in addition to receiving $8.25 cash per UNiTAB Share: • You will receive the maximum number of 0.40 Tabcorp Shares per UNiTAB Share if the Tabcorp VWAP is $15.00 or less • You will receive the minimum number of 0.35[2] Tabcorp Shares per UNiTAB Share if the Tabcorp VWAP is $17.00 or more • If the Tabcorp VWAP is between $15.00 and $17.00, the number of Tabcorp Shares which you will receive per UNiTAB Share will be equal to $6.00 divided by the Tabcorp VWAP Also, your entitlement to Tabcorp Shares as described above will be subject to the effects of rounding (see section 10.1(e)). For an example based on if you own 530 UNiTAB Shares and you accept the Offer and choose the Cash And Share Alternative see Figure 4 on page 5.

Note
1 Exact fraction is 57/68 Tabcorp Shares
2 Exact fraction is 6/17 Tabcorp Shares

What is the implied value of the Offer?	The implied value of the Offer is $14.25 per UNiTAB Share, assuming a Tabcorp VWAP of between $15.00 and $17.00 and subject to the effects of rounding (see section 10.1(e)). As at 5 June 2006 (being the last Trading Day before the date of this Bidder's Statement), the closing price of Tabcorp Shares on ASX was $15.50.
When does the Offer close?	The Offer is scheduled to close at 7.00 pm (Melbourne time) on [*date] 2006. You should note that the Offer Period can be extended as permitted by the Corporations Act.
How do I accept the Offer?	See the section on the inside front cover of this Bidder's Statement, as well as the instructions on the enclosed Acceptance Form.
If I accept, when will the consideration be provided?	If you accept the Offer in accordance with the instructions contained in the Offer and the Acceptance Form, the applicable consideration will be provided within one month after the later of the date you accept and the date the Offer becomes, or is declared, free of the conditions set out in section 10.7. In any event, assuming the conditions of the Offer are satisfied or waived, the consideration will be provided within 21 days after the Offer closes. If you choose the Cash And Share Alternative, this means that you will be sent payment of the cash component of the consideration, and the relevant number of Tabcorp Shares will be issued to you, by the time referred to above. If you are a Foreign Shareholder you will not receive Tabcorp Shares (see sections 9.14 and 10.6(g) for more details).
What happens if I accept?	If the Offer becomes or is declared unconditional, you will receive your chosen Consideration Alternative for each of your UNiTAB Shares (or, if you do not choose a Consideration Alternative, you will receive the Cash And Share Alternative, which is the default Consideration Alternative).

Summary of the Offer Continued

What happens if I accept? Continued	Once you accept the Offer (even while it remains subject to any defeating conditions) you will not be able to sell your UNiTAB Shares on market, accept any other offer or otherwise deal with your UNiTAB Shares, subject to your limited statutory rights to withdraw acceptance in certain circumstances. You may only withdraw your acceptance of the Offer if the Offer is varied in such a way as to delay the time by which you would receive payment by more than one month. This may occur if the Offer Period is extended by more than one month and the Offer is still subject to any defeating conditions at that time. A notice will be sent to you at the time explaining your rights in this regard. **You should also note that by accepting the Offer you will confer upon Bidder your voting rights in respect of your UNiTAB Shares before the Offer becomes unconditional** – see section 10.5(c)(vi) and the information at the end of this Summary of the Offer for more details.
What will the tax consequences be?	Section 7 describes the major tax implications for UNiTAB Shareholders who accept the Offer and are resident in Australia. Amongst other things, section 7 discusses the CGT rollover relief that Australian resident UNiTAB Shareholders may be eligible for if more than 80% of the UNiTAB Shares are acquired under the Offer. If available, such relief will only apply to that part of the consideration that comprises Tabcorp Shares. In particular, it will not apply to the cash component of any consideration received if you choose the Cash And Share Alternative or if you do not choose a Consideration Alternative (in which case the Cash And Share Alternative will apply as the default Consideration Alternative).
Do I pay brokerage or stamp duty if I accept?	You will not pay brokerage or stamp duty on the disposal of your UNiTAB Shares if you accept the Offer. If you are a Foreign Shareholder, brokerage will be payable in respect of the Tabcorp Shares sold under the nominee facility (see sections 9.14 and 10.6(g)).

Conditions of the Offer	The Offer is subject to the defeating conditions which are set out in full in section 10.7. In summary, those conditions include requirements that: • by the end of the Offer Period Bidder has relevant interests in at least 90% of the UNiTAB Shares; • Part 5 of the *TAB Queensland Limited Privatisation Act* 1999 (Qld) is repealed in its entirety, or amended (as described in section 10.7 (c)), by the Queensland parliament; • certain regulatory actions take place; • certain regulatory actions are not taken to restrain, prohibit or impede the Offer; • the S&P/ASX 200 Index is not below 4,500 at any time on three consecutive Trading Days between the announcement of the Offer and the end of the Offer Period; • no material adverse change occurs in relation to UNiTAB between the announcement of the Offer and the end of the Offer Period; and • the conditions precedent to the drawdown of funds under Bidder's Loan Facility (which will be used to fund the cash component of the Cash and Share Alternative under the Offer) are satisfied or waived. The status of certain of the defeating conditions as at the date of this Bidder's Statement is discussed in sections 9.5 to 9.9. The Offer is also subject to a statutory condition required by the Corporations Act (see section 10.3(c)). Bidder has the right to free the Offer from any or all of the defeating conditions in accordance with the terms of the Offer and the Corporations Act. If the conditions are not satisfied or waived then the Offer will not proceed.



Summary of the Offer continued

What happens if I do not accept?	You will remain a UNiTAB Shareholder and will not be paid the consideration offered by Bidder. If Bidder becomes entitled to compulsorily acquire your UNiTAB Shares, it intends to do so. If your UNiTAB Shares are compulsorily acquired by Bidder, it will be on the same terms (including the same Consideration Alternatives for each UNiTAB Share acquired) as the Offer. You will have the right to choose which Consideration Alternative you would like at the applicable time, but if you do not make a choice, you will receive the Cash And Share Alternative (being the default Consideration Alternative). However (and in any event), you will be provided the applicable consideration later than the UNiTAB Shareholders who choose to accept the Offer. If Bidder does not become entitled to compulsorily acquire your UNiTAB Shares, you will remain a UNiTAB Shareholder.
Further information	If you have any questions in relation to the Offer or how to accept it, or if you have lost your Acceptance Form and require a replacement, please call the Tabcorp Offer information line on 1800 639 707 (toll-free within Australia) or +61 3 9415 4332 from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

BY ACCEPTING THE OFFER YOU WILL CONFER UPON BIDDER YOUR VOTING RIGHTS IN RESPECT OF YOUR UNITAB SHARES BEFORE THE OFFER BECOMES UNCONDITIONAL

You should note that the terms of the Offer entitle Bidder to attend and vote at certain meetings of UNiTAB on your behalf in respect of your UNiTAB Shares for which you have accepted the Offer before it becomes unconditional (see section 10.5(c)(vi)). The terms of the Offer also preclude you from attending and voting at meetings of UNiTAB when Bidder is exercising those rights.

Accordingly, if you accept the Offer, Bidder will be entitled to vote in respect of your UNiTAB Shares on:

- any resolution to approve the Tattersall's Proposal put to a meeting of members (or class of members) of UNiTAB; and
- any proposal which might adversely affect the likelihood of the Offer succeeding and which requires UNiTAB Shareholder approval,

prior to the Offer becoming unconditional.

Bidder intends to vote against any such resolution or proposal.

It is therefore possible that Bidder could vote against the Tattersall's Proposal or any competing proposal in respect of your UNiTAB Shares, but Bidder may not be successful in completing the acquisition of your UNiTAB Shares under the Offer, in which case you would not receive the consideration for your UNiTAB Shares that Bidder is offering.

You should note that the voting rights granted to Bidder while the Offer is still conditional will be limited to resolutions that may adversely affect the Offer and must be exercised in the manner which Bidder considers is least likely to adversely affect the Offer.

The voting rights granted to Bidder will cease upon the earlier of:

- if, in accordance with section 650E of the Corporations Act you become entitled to withdraw your acceptance of the Offer, the date that you withdraw your acceptance of the Offer in accordance with section 650E of the Corporations Act; and
- the end of the Offer Period or if the Offer becomes, or is declared, free from its defeating conditions, the date of registration of a transfer to Bidder of your UNiTAB Shares.

The voting rights granted to Bidder as described above are in addition to the usual voting rights conferred on a bidder by an acceptance where an offer has become unconditional (as set out in section 10.5(c)(iv)).

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Table of Contents

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Section 1
Profile of the Tabcorp Group and Bidder


CONRAD JUPITERS
SKY
TAB
TABARET
Jupiters
CONRAD TREASURY
TAB

1. Profile of the Tabcorp Group and Bidder

1.1 OVERVIEW OF THE TABCORP GROUP

(a) About Tabcorp

The Tabcorp Group is Australia's premier gambling and entertainment group and Tabcorp is one of the world's largest publicly listed gambling companies.

Enterprise value = $10.4b

Casinos	• Four properties in two states - 386 tables - 4,595 electronic gaming machines (EGMs) - 1,399 hotel rooms • Over 50,000 visitors per day	• Star City (NSW) – 99 year licence expires 2093 (exclusive until September 2007) • Conrad Jupiters (Qld) – perpetual licence • Conrad Treasury (Qld) – 75 year licence to 2070 • Townsville (Qld) – perpetual licence
Gaming	• 13,614 EGMs in 264 Victorian Tabaret venues • 1.14 million occasional and regular players • Keno terminals in 2,098 venues in three states • 320,000 regular EGM players, playing once per week	• VIC Gaming and Keno licences expire 2012 • NSW Keno joint licence expires July 2007 • QLD Keno licence expires 2022 (exclusive until June 2007)
Wagering	• Totalizator and fixed odds betting in 588 retail outlets in Victoria, and 2,151 in NSW • On-course, internet and phone • 700,000 regular retail customers, 350,000 account holders	• VIC Wagering Licence expires 2012 • NSW On-Course and Off-Course Totalizator Licences expire 2097 (exclusive until 2013)
Media	• Sky Channel broadcasts to - more than 5,000 commercial outlets - over 1.4 million Australian homes • 2KY radio broadcasts around 100 race meetings per week	
International	• JV providing Keno lottery system and technical services in China	


EBIT Split ($m)
41
225
387
259
Revenue Split ($m)
127
1,320
1,275
1,020
Media
Gaming
Wagering
Casinos

Note: General divisional information as at 31 December 2005

Note: Revenue and EBIT is for the year ended 30 June 2005

The Tabcorp Group currently conducts a unique combination of gambling and hospitality activities, including:

- gaming operations in Victoria under the Tabaret brand and Keno in Victoria, New South Wales and Queensland (see section 1.2(b));
- wagering operations (see section 1.2(c)) through its exclusive licences to operate the TAB networks in Victoria and New South Wales (each entity conducting totalizator wagering in Australia (other than in Tasmania) uses the abbreviation 'TAB' in the jurisdiction in which it operates);
- casino, hotel, entertainment and hospitality operations at Star City Casino in Sydney and three casinos in Queensland, being Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville in Townsville (see section 1.2(e)). The Tabcorp Group also manages the Gold Coast Convention and Exhibition Centre (subsequently referred to as the 'GCCEC'), and has an interest in and manages the Townsville Entertainment and Convention Centre;
- media broadcasting operations through its Sky Channel and 2KY radio network (see section 1.2(d)); and
- international activities, including establishing a Keno lottery system and associated technical services in China (see section 1.2(f)).

The Tabcorp Group also operates a technical services division which provides support for the wagering, gaming and network games, casinos, media and international divisions (see section 1.2(g)).

Since Tabcorp was publicly floated in 1994, the Tabcorp Group has consistently grown its business for the benefit of Tabcorp Shareholders. In particular:

- net profit after tax increased from $63.4 million in the 10.5 months ended 30 June 1995 to $513.8 million (excluding goodwill amortisation and non-recurring items) in the year ended 30 June 2005;
- earnings per share increased from 24.1 cents in the 10.5 months ended 30 June 1995 to 99.4 cents (excluding goodwill amortisation and non-recurring items) in the year ended 30 June 2005; and
- a high dividend payout ratio has been maintained since 1994, with Tabcorp increasing its dividends from 14.5 cents per share in the period ended 30 June 1995 to 81.0 cents per share in respect of the year ended 30 June 2005.

In addition to dividends, Tabcorp returned capital of 33.0 cents per share to shareholders in the year ended 30 June 1999, and, between May 2002 and December 2002, Tabcorp conducted an on-market share buyback, buying 11,278,013 Tabcorp Shares for a total consideration of $128,729,792.87.

Tabcorp acquired the Star City hotel and casino, a major entertainment complex in Sydney, in 1999. In 2003 Tabcorp acquired the Jupiters Group, the owner of hotel and casino complexes in Brisbane, the Gold Coast and Townsville. In 2004, Tabcorp completed the acquisition of Tab, the New South Wales-based wagering, media and gaming company.

The Tabcorp Group employs more than 11,000 people.

Tabcorp's market capitalisation as at the date of this Bidder's Statement is approximately $8 billion.

(b) Tabcorp's goals and strategy

Tabcorp is Australia's premier gambling and entertainment group and aspires to be one of the top gambling and entertainment groups in the world. To achieve this aspiration, Tabcorp's strategic focus is on both organic and inorganic growth opportunities.

(i) Organic growth

Tabcorp seeks to drive growth in its existing businesses through a focus on:

- increasing customer knowledge;
- developing a customer-centric organisation and culture;
- developing products and services that are relevant and compelling for the customer;
- increasing its share of the gambling and entertainment market;
- disciplined investment in people, products and processes;
- operational excellence in delivery;
- expanding its core capabilities and expertise;
- leveraging its scale and diversity;
- growing faster and more cost efficiently than its peers; and
- maintaining consistency with its culture.

(ii) Inorganic growth

Tabcorp seeks to explore and implement both domestic and international merger and acquisition opportunities that:

- enhance shareholder value;
- are within Tabcorp's core competencies of gambling, entertainment and hospitality;
- enable Tabcorp to export its core capabilities and replicate its base business model; and
- focus on a few priority markets that give Tabcorp an international presence.

Tabcorp utilises the following key performance indicators in ascertaining whether it has achieved its goals:

- providing consistent and top quartile shareholder returns;
- providing a great place to work - offering challenges and opportunities to grow and develop;
- offering the best gambling and entertainment experience to customers; and
- being a responsible and valued member of the communities in which it operates.

These key performance indicators will continue to be framed by Tabcorp's core values of teamwork, integrity, performance, customer and innovation.

1.2 THE TABCORP GROUP'S PRINCIPAL ACTIVITIES

(a) Introduction

Tabcorp has five principal operating divisions, being:

- gaming and network games;
- wagering;
- media;
- casinos; and
- international.

Tabcorp also has a number of shared services divisions, which support these operating divisions, being:

- technical services;
- human resources;
- strategy and development;
- finance; and
- corporate and legal.

The Tabcorp Group's divisional structure as at the date of this Bidder's Statement is shown in Figure 1.2.1 below. Changes to this structure are being implemented as a result of 'Project Align', which is described below and illustrated in Figure 1.2.2.

Figure 1.2.1: Existing Tabcorp divisional structure

The Tabcorp Group's divisional structure is shown below.



Tabcorp
Wagering
Sportsbetting
Wagering Victoria
Wagering NSW
Gaming & Network Games
Victorian Gaming
Keno
VIC
QLD
NSW
Casinos
Star City
Conrad Jupiters
Conrad Treasury
Jupiters Townsville
GCCEC
Media
Sky Channel
2KY
International
China
Trackside

In Tabcorp's half year results released on 23 February 2006, Tabcorp announced that it was undertaking a strategic review to plan the next phase of its growth, following previous acquisitions. This Project, which is named 'Project Align', commenced in January 2006 and is focussing on optimising the cost and revenue base from the assets and businesses acquired over the last seven years together with the Tabcorp Group's existing core businesses.

Project Align is designed to assist in shaping Tabcorp's customer acquisition, growth and retention strategies.

As a result of the work undertaken to date on Project Align, the Tabcorp divisional structure shown in Figure 1.2.1 is being enhanced to take advantage of the realignment of key business processes.

Tabcorp's new divisional structure, which is shown in Figure 1.2.2, is expected to be implemented in July 2006.

Despite these upcoming changes, the reporting and disclosure of information relating to the Tabcorp Group's divisions in this Bidder's Statement is based on the divisional structure shown in Figure 1.2.1 (i.e. pre-Project Align), for which information is readily available and has been previously disclosed by Tabcorp .


Tabcorp
Australian Business
Casinos
Wagering Distribution
Racing & Media
Sports betting
Gaming
Star City
Conrad Jupiters
Conrad Treasury
Jupiters Townsville
International Rebate Play
Gaming Product
Customers

Figure 1.2.2: Tabcorp divisional structure resulting from Project Align

As a result of Project Align, the wagering, gaming and network games, and media divisions have been grouped under an overall Australian Business division. The China Keno business will become part of the strategy and development area, and International Trackside will become part of the Australian Business division.

(b) The gaming and network games division

(i) Introduction

The gaming and network games division primarily consists of the activities conducted in Victoria under the Victorian Gaming Licence.

The Victorian Gaming Licence authorises Tabcorp (as one of two authorised licensed participants) to conduct, amongst other things:

- gaming in licensed clubs and hotels in Victoria; and
- Club Keno games in licensed clubs and hotels in Victoria, which are conducted through a joint venture arrangement with Tattersall's.

The other Victorian gaming licence is held by Tattersall's. The proprietor of Crown Casino is separately licensed to conduct gaming at that venue.

The Victorian venues in which Tabcorp's gaming machines are installed operate under the Tabaret brand.

In addition to the activities described above, the division operates:

- Keno in New South Wales and Queensland (see section 1.2(b)(iii)); and
- other gaming related products.

(ii) Operations – gaming

As at 31 December 2005, Tabcorp operated 13,614 electronic gaming machines (of a permitted maximum of 13,750 machines for Tabcorp in Victoria) in 264 licensed club and hotel venues in metropolitan and country Victoria, as summarised in Figure 1.2.3.

Figure 1.2.3: Tabcorp's gaming machine network

	Number of venues		Number of gaming machines	
Area	**Clubs**	**Hotels**	**Clubs**	**Hotels**
Melbourne Metropolitan	64	97	3,740	5,826
Victorian Country	71	32	2,999	1,049
Total	**135**	**129**	**6,739**	**6,875**

Tattersall's (with a permitted maximum of 13,750 gaming machines) and Crown Casino (with a permitted maximum of 2,500 gaming machines) also operate gaming machines in Victoria. Tattersall's competes with Tabcorp for venue operators as well as gaming customers.

Tabcorp estimates that its share of gaming machine revenue in Victoria from licensed clubs and hotels, excluding Crown Casino, has increased from 35.5% for the year ended 30 June 1994 (for the Totalizator Agency Board of Victoria from which Tabcorp originally acquired its Victorian gaming and wagering business in 1994) to approximately 50.5% as at 31 December 2005.

(iii) Operations – Network games and other operations

The network games part of the division operates:

- Club Keno in Victoria (under a joint venture arrangement with Tattersall's) in 105 venues with Tabcorp gaming machines, including one in Crown Casino;
- Keno in New South Wales (under a joint licence with a company owned by The Registered Clubs Association of New South Wales (see section 1.5(b)(v)) in 1,038 venues (plus Star City Casino); and
- Keno in Queensland in 955 venues including casinos, clubs, hotels and some TAB agencies.

(iv) Business strategies

The business strategies of the gaming and network games division are to responsibly grow revenues and profits and increase market share.

Gaming

The gaming operations will focus on:

- increasing its understanding of customers and their needs;
- leading the industry in customer satisfaction;
- providing the very best products and leadership within its category;
- implementing new and innovative solutions for the enjoyment of customers;
- working with venue operators to increase the entertainment offer to cater for broader customer needs;
- optimising the location of venues and gaming machines; and

- working with venue operators to provide optimal facilities for all customers, including minimising the impact from smoking bans.

Network games

The network games operations within the division will focus on:

- enhancing customer knowledge and management;
- providing a suite of innovative games;
- delivering innovative promotional offers;
- continuing to expand the products offered by the division and improve the product offering to customers; and
- working with venue operators to optimise facilities for all customers.

(c) The wagering division

(i) Introduction

The wagering division has operations in Victoria and New South Wales, as discussed further below.

(ii) Operations

Pursuant to the Victorian Wagering Licence and the NSW Totalizator Licences, the Tabcorp Group conducts:

- off-course totalizators in Victoria and New South Wales on thoroughbred, harness and greyhound racing in Australia and selected international events;
- on-course totalizators in Victoria and New South Wales on thoroughbred, harness and greyhound racing in those States, and in addition, provides totalizator services to a limited number of Queensland racing clubs;
- totalizator and fixed odds betting in Victoria and New South Wales on approved sporting events in Australia and overseas; and
- the Trackside product in 314 Victorian retail agencies and hotels as at 31 December 2005.

Wagers are sold:

- in Victoria through a retail network of 588 outlets, including agencies, licensed venues and branches;
- in New South Wales through a retail network of 2,151 agencies and licensed venues;
- to customers via telephone betting accounts, through Tabcorp's three telephone betting centres, and interactively through touch tone and natural language speech recognition systems;
- via the internet through advanced on-line betting systems; and
- at Victorian and New South Wales race tracks through on-course totalizators.

Off-course and on-course wagering on racing is the principal form of wagering in Victoria and New South Wales, representing approximately 95% of the revenue of the Victorian and New South Wales wagering business.

As legislated State-based monopolies in Victoria and New South Wales, the wagering business largely competes with bookmakers in those States. Further competition comes from the increased presence of betting exchanges and other wagering operators that take bets over the internet.

Sections 1.6(a), 1.6(b) and 1.6(c) describe the key contractual arrangements between the Tabcorp Group and each of the Victorian and New South Wales racing industries.

(iii) Business strategies

The business strategies of the wagering division are to continue to focus on:

- partnering with racing industry stakeholders to improve the quality of racing for wagering purposes;
- enhancing the level of customer knowledge;
- increasing participation of infrequent customers;
- enhancing and expanding the suite of wagering products;
- maximising the success of sportsbetting;
- applying innovative technologies to provide new and improved wagering products and services;
- offering Australian racing content and wagering to international customers;
- exporting core wagering capabilities to capture and develop new markets; and
- working with licensed venues to provide optimal facilities for all customers.

(d) The media division

(i) Operations

Tabcorp's media division comprises Sky Channel and Radio 2KY. Acquired by Tabcorp when it acquired Tab in 2004, the media division conducts the following business activities:

- **Sky Channel:** the media division telecasts "Sky Channel" which incorporates thoroughbred, harness and greyhound racing, seven days a week to commercial outlets such as hotels, clubs and TAB outlets. Now available at over 5,000 outlets across Australia, Sky Channel is reaching an estimated 2 million viewers each week, with telecasts of over 5,000 race meetings a year covering more than 50,000 individual races. Sky Channel regularly provides live and exclusive telecasts of Australian and international events, utilising its satellite network. In addition, special events such as boxing are broadcast over a dedicated satellite channel.
- **Sky International:** the media division now broadcasts to many regions around the world. The Sky Channel signal is transmitted to over 200 racetracks and betting shops in the United States of America and Canada and the media division has customers in New Zealand, Sri Lanka, Papua New Guinea and other major markets.
- **Sky Racing:** the home racing channel was launched on domestic pay television in September 1998 and is now available in over 1.4 million Australian homes through pay television carriers Foxtel, Optus and Austar.
- **Sky Media Sales:** utilises the range of advertising platforms of Sky Channel, Sky Racing and 2KY to deliver cost effective commercials to both national and local marketeers.
- **Sky Business TV:** gives Australian businesses the opportunity to utilise Sky Channel's satellite technology, production facilities and access to over 5,000 commercial sites for a range of applications such as broadcast presentations and video teleconferencing.
- **Radio 2KY:** Sky Channel acquired 2KY Broadcasters Pty Ltd (***2KY***) in April 2001. 2KY is one of the leading radio broadcasters of racing in Australia with a commercial station in Sydney and an extensive narrowcast network throughout New South Wales. 2KY has been broadcasting for more than 75 years in the Sydney region and, in recent years, on more than 130 narrowcast re-transmission facilities to metropolitan, regional and rural communities. In an average week, 2KY broadcasts over 120 race meetings incorporating the three codes of racing (thoroughbred, harness and greyhounds). A full TAB betting information service complements live descriptions. 2KY commenced sharing race program production in May 2006 with Melbourne's Sport 927.

(ii) Business strategies

The media division will continue to evaluate ways to increase revenues and profits from the business. The division will continue to seek investments in international opportunities that bring increased returns to both Tabcorp and the Australian racing industry. It will also continue to focus on cost control and (where available) adopt new technologies to assist its growth strategies.

(e) The casinos division

(i) Introduction

The casinos division is responsible for the management of Star City Casino (in New South Wales) and the casinos at Conrad Jupiters, Conrad Treasury and Jupiters Townsville (in Queensland). These casinos were acquired as follows.

- In 1999, the Tabcorp Group acquired Star City Holdings, a public company which was then listed on ASX. The Star City Group holds the sole casino licence in New South Wales and owns and operates Star City Casino.
- In November 2003, the Tabcorp Group acquired Jupiters, a public company which was then listed on ASX. The Jupiters Group owns, amongst other businesses, Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

In addition, the casinos division is responsible for the management of the Gold Coast Convention and Exhibition Centre and the Townsville Entertainment and Convention Centre (in which the Tabcorp Group has a partial interest).

(ii) Operations – Star City Casino

Star City Casino is located in Pyrmont in Sydney. It has a 99 year licence (being the NSW Casino Licence) that expires in 2093. The NSW Casino Licence provides Star City with certain exclusivity rights until 13 September 2007 (see section 1.5(b)(iii)).

As at 31 December 2005, Star City Casino featured 200 gaming tables (although the licence permits 210) located on a main gaming floor and in a private gaming room. Star City Casino operates an international rebate play table games business in the private gaming room. As at 31 December 2005, electronic gaming operations at the casino included 1,498 gaming machines (although the licence permits 1,500), two Trackside terminals, a wagering outlet and 3 Keno terminals.

As at 31 December 2005, Star City Casino's non-gambling operations included 350 hotel rooms and 131 apartments (of which the Star City Group owns all the hotel rooms and a number of apartments) as part of its five star hotel and apartment complex, seven restaurants, six bars, banquet and conference facilities, two theatres and a car park.

(iii) Operations – Conrad Jupiters

Conrad Jupiters was established in 1985 and operates under a casino licence which is held in perpetuity. It is located on a 6.6 hectare landscaped island facility and is the only casino resort destination on the Gold Coast.

As at 31 December 2005, Conrad Jupiters featured 86 gaming tables (although the licence permits 117) located on a number of main gaming floors and in a private gaming room. The gaming tables operations at Conrad Jupiters incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino included 1,403 gaming machines (although the licence permits 1,404), a wagering outlet and 11 Keno terminals.

As at 31 December 2005, Conrad Jupiters' non-gambling operations included 594 hotel rooms as part of the complex's five star hotel, six restaurants, seven bars, banquet and conference facilities, a theatre and a car park.

Conrad Jupiters is currently undergoing a $53.5 million refurbishment that is designed to ensure that it continues to be a leading entertainment destination for local, national and international customers on the Gold Coast. This project is scheduled for completion in November 2006.

Conrad Jupiters was managed by BI Gaming until November 2004 pursuant to a management agreement between BI Gaming and members of the Tabcorp Group that expires in April 2010. The Tabcorp Group has managed Conrad Jupiters since November 2004 following amendments to the agreement with BI Gaming, though the Tabcorp Group retains the flexibility under the agreement to call upon BI Gaming to manage Conrad Jupiters.

(iv) Operations – Conrad Treasury

Conrad Treasury was established in 1995 and operates under a 75 year casino licence (expiring in 2070).

The Conrad Treasury operations are housed in a precinct including the restored Treasury and Land Administration Buildings, a heritage site within Brisbane's central business district.

As at 31 December 2005, Conrad Treasury featured 81 gaming tables (although the licence permits 111) located on a number of main gaming floors and in a private gaming room. The gaming tables operations at Conrad Treasury incorporate an international rebate play table games business in the private gaming room. Electronic gaming operations at the casino included 1,316 gaming machines (although the licence permits 1,332), a wagering outlet and Keno terminals.

As at 31 December 2005, Conrad Treasury's non-gambling operations included 130 hotel rooms as part of the complex's five star hotel, six restaurants, five bars, banquet and conference facilities and a car park.

Conrad Treasury was managed by BI Gaming until November 2004 pursuant to a management agreement with BI Gaming and members of the Tabcorp Group that expires in April 2010. The Tabcorp Group has managed Conrad Treasury since November 2004 following amendments to the agreement with BI Gaming, though the Tabcorp Group retains the flexibility under the agreement to call upon BI Gaming to manage Conrad Treasury.

(v) Operations – Jupiters Townsville

Jupiters Townsville was established in 1986 and operates under a casino licence which is held in perpetuity.

As at 31 December 2005, the casino featured 19 gaming tables (although the licence permits 37) and 378 gaming machines (although the licence permits 400).

As at 31 December 2005, Jupiters Townsville's non-gambling operations included 194 hotel rooms as part of the complex's four and a half star hotel, three restaurants, three bars and a 241 berth marina. The marina and surplus land adjacent to Jupiters Townsville is currently the subject of sale agreements, with the sale likely to be completed in June 2006.

The Tabcorp Group also has a 20% interest in, and operates, the Townsville Entertainment and Convention Centre. The centre is used for sporting events, banquets, conferences, and conventions, and can host up to 5,200 people in the main auditorium and an additional 1,850 in other areas.

(vi) Operations – Gold Coast Convention and Exhibition Centre (GCCEC)

The Tabcorp Group manages the GCCEC, which is owned by the State of Queensland. The centre is located adjacent to Conrad Jupiters and the two properties are connected by a covered walkway. The centre can accommodate up to 6,000 people in various entertainment and sports modes in the main arena, up to 3,100 delegates in the exhibition halls and additional patrons in various other banqueting and conference rooms. Certain agreements relating to the GCCEC are discussed in section 1.6(f).

(vii) Business strategies

The business strategies of the casinos division are to focus on:

- enhancing customer knowledge and relationship management to build customer loyalty and deliver insightful customer-centric strategies;
- developing and re-positioning brands so that the applicable properties are recognised as the premier gambling and entertainment destinations;
- ongoing venue refurbishment to provide the best customer experiences;
- regularly refining and improving the product mix and venue offerings;
- ongoing product innovation, such as the introduction of new electronic table games;
- targeted marketing campaigns to local, interstate and overseas visitors to increase customer participation;
- cross-marketing to customers of other (non-gambling) services; and
- creating scalable and exportable capability across the division.

(f) The international division

(i) Introduction

The international division was established during the half year ended 31 December 2005 as a standalone division to identify and develop opportunities to apply Tabcorp's gambling and entertainment expertise in markets around the world.

Other revenue is derived from the sales of gaming-related technologies (such as Trackside) and services to international and domestic customers.

(ii) China operations

Tabcorp entered into a Technical Cooperation Agreement in July 2005 in relation to the provision of a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International No. 1 Pty Ltd and China LotSynergy Limited. The joint venture company, Tabcorp International, has been working with the Chinese customer, Beijing Lottery Online Technology Company Limited, and has commenced operating in China. The first stage of the Keno central system was delivered in January 2006 and pilot terminals are operational in the test phase of the deployment.

(iii) Business strategies

The international division is primarily focussing on successfully implementing the Keno lottery system in China, and refining initial cost and rollout estimates as that business grows. In addition, the division is looking at ways to maximise the returns from a portfolio of international contracts to apply gambling products and services to a number of international markets.

(g) Technical services

Computer systems and operational and field service areas are integral to the conduct of the Tabcorp Group's casinos, gaming and network games, wagering, media and international businesses.

Tabcorp's technical services strategy is to maintain a very high level of technological self-sufficiency, combined with a flexible and competitive portfolio of arrangements with external equipment and service providers to access products and critical specialist skills and to manage variability of development demand.

(h) Other shared services support divisions

The Tabcorp Group operates a shared services model, through which the core support functions of the human resources, strategy and development, finance, and corporate and legal departments are shared across the entire Tabcorp Group.

1.3 DIRECTORS OF TABCORP

Details of the directors of Tabcorp are set out below.

Mr M.B. Robinson AO

Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement at the end of December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. Mr Robinson is Chairman of the Tabcorp Nomination Committee and is a member of Tabcorp's Audit Committee, Remuneration Committee and Risk and Compliance Committee.

Mr M.J. Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.

Mr A.G. Hodgson

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a director of Coles Myer Ltd and Collins Associates Ltd. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited and a member of the Advisory Council at J P Morgan. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of Tabcorp's Nomination Committee and Risk and Compliance Committee.

Ms P.J. Dwyer

Non-Executive Director since August 2005

Paula Dwyer is a director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited and Alpha Investment Management Pty Ltd. In the not-for-profit sector, Ms Dwyer is a director of CCI Investment Management Limited and the Vice President of the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of Tabcorp's Audit Committee, Nomination Committee and Risk and Compliance Committee.

Mr P.G. Satre

Non-Executive Director since June 2000

Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a director of the National Centre for Responsible Gaming, Sierra Pacific Resources, Nordstrom Inc. and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University. He is a member of Tabcorp's Audit Committee and Risk and Compliance Committee.

Mr J.D. Story

Non-Executive Director since January 2004

John Story was previously a director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over 30 years. Mr Story is also Chairman of Suncorp Metway Limited and a director of CSR Limited. Mr Story is a director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. Mr Story is a Member of the Senate of the University of Queensland and Commissioner of the Service Delivery and Performance Commission (Queensland). Mr Story is Chairman of the Tabcorp Risk and Compliance Committee and is also a member of the Tabcorp Audit Committee.

Mr R.F.E. Warburton AO

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a director of Nufarm Limited and Citibank Pty Ltd. Mr Warburton is International Chairman of the Commonwealth Study Conference, a director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). Mr Warburton is Chairman of the Tabcorp Remuneration Committee and is also a member of Tabcorp's Nomination Committee, Audit Committee and Risk and Compliance Committee.

Mr L.J. Willett AO

Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. Mr Willett has wide experience in business and industry as well as public administration. Mr Willett is a past National President of the Property Council of Australia and is a director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. Mr Willett is a member of Tabcorp's Remuneration Committee, Audit Committee and Risk and Compliance Committee.

In addition, on 19 December 2005, Tabcorp announced that Dr Ziggy Switkowski will be appointed as a non-executive director of Tabcorp following receipt of relevant regulatory approvals. Dr Switkowski was the Chief Executive Officer and Managing Director of Telstra from 1999 to mid 2005, and is a former Chief Executive Officer of Optus Communications. Dr Switkowski worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992 to 1996. Dr Switkowski is a director of Suncorp Metway Limited and Healthscope Limited, and is President of the Board for the Australian Centre for the Moving Image (ACMI).

1.4 FINANCIAL INFORMATION

(a) Overview

This section 1.4 sets out selected information derived from:

- Tabcorp's audited consolidated statements of financial performance for the years ended 30 June 2001 to 30 June 2005;
- Tabcorp's audited consolidated statements of cashflows for the years ended 30 June 2001 to 30 June 2005;

- adjustments for non-recurring items for Tabcorp's audited consolidated statements of financial performance and Tabcorp's audited consolidated statements of cashflows for the years ended 30 June 2001 to 30 June 2005;
- Tabcorp's audited consolidated statement of financial position as at 30 June 2005; and
- Tabcorp's half year results to 31 December 2005, which were subject to an audit review.

Selected information taken from the statement of financial position of Tabcorp as at 31 December 2005 is set out in section 5.2.

The information set out in this section 1.4 should be read together with the assumptions underlying its preparation and the other information contained in Annexure E (which sets out Tabcorp's significant accounting policies).

The divisional information was current as reported in Tabcorp's half year results to 31 December 2005. Changes resulting from Project Align, described in section 1.2(a), are anticipated to be implemented in July 2006.

(b) Tabcorp statements of financial performance

Figure 1.4.1 sets out selected information which has been derived from Tabcorp's audited consolidated statements of financial performance for the years ended 30 June 2001 to 30 June 2005. Figure 1.4.1 is a summary only.

Figure 1.4.1: Summary statements of financial performance for the years ended 30 June

($m)	2001A	2002A	2003A	2004A	2005A	2005AIFRS
Net revenue	**1,813**	**1,933**	**1,901**	**2,463**	**3,702**	**3,702**
EBITDA	**479**	**542**	**541**	**741**	**1,060**	**1,058**
EBITA	**383**	**451**	**453**	**631**	**911**	**908**
EBIT	**365**	**433**	**435**	**577**	**751**	**908**
Net interest expense	67	52	49	99	170	170
PBT (excluding non-recurring items)	**299**	**381**	**387**	**478**	**582**	**738**
Tax expense	111	122	124	167	226	226
Outside equity interest	0	0	0	0	2	2
NPAT (excluding non-recurring items and pre goodwill amortisation)	**206**	**277**	**281**	**365**	**514**	**510**
NPAT (excluding non-recurring items and post goodwill amortisation)	188	259	263	311	354	510
Non recurring items net of tax	0	2	(11)	0	15	15
NPAT (post goodwill amortisation)	**188**	**261**	**253**	**311**	**369**	**525**

Notes:

1. Totals may not add due to the effects of rounding.
2. For the year ended 30 June 2002, non-recurring items included the South Australia TAB penalty payment of $3.9 million after tax (positive) and restructure costs of $2.3 million after tax (negative).
3. For the year ended 30 June 2003, non-recurring items included restructure costs of $2.7 million after tax and property related write-downs and provisions of $7.8 million after tax.
4. For the year ended 30 June 2005, non-recurring items of $15.0 million comprised mainly Tab Limited related redundancy costs and Jupiters Limited and Tab Limited integration costs.
5. The column titled 2005AIFRS shows the expected comparative result for the year ended 30 June 2005 if the result was reported under the Australian equivalents to International Financial Reporting Standards (AIFRS). The figures in the column titled 2005AIFRS have not been audited and amongst other items include consolidation of Tabcorp Employee Share Administration Pty Ltd, which was not required under previous Australian generally accepted accounting principles. Tabcorp will prepare its first AIFRS annual financial report for the year ending 30 June 2006.

(c) Management discussion of financial performance

(i) Overview

Tabcorp has consistently recorded strong financial performance, resulting in increased returns to shareholders, as illustrated in Figures 1.4.2 to 1.4.5.

Figure 1.4.2: Net profit after tax (post goodwill amortisation)


$ million
400
300
200
100
0
187.7
261.0
252.6
311.0
368.8
2001
2002
2003
2004
2005

Figure 1.4.3: Earnings per share (pre non-recurring items)


Cents per share
100
80
60
40
20
0
55.3
74.3
76.4
91.1
99.4
50.4
69.5
71.5
77.5
68.5
2001
2002
2003
2004
2005
Goodwill amortisation impact
Post goodwill amortisation

Figure 1.4.4: Dividends per share


Cents per share
90
80
70
60
50
40
30
20
10
0
51.0
63.0
67.0
71.0
81.0
2001
2002
2003
2004
2005

Figure 1.4.5: Return on shareholders' funds[1]


%
25
20
15
10
5
0
15.4%
20.3%
20.1%
21.5%
16.4%
2001
2002
2003
2004
2005

Notes:

1 Figures are stated pre goodwill amortisation. Tab was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of the 2004 financial year have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds would be 18.7%.

Tabcorp has grown profit significantly since listing on ASX in 1994, with net profit after tax growing from $63.4 million for the 10.5 months ended 30 June 1995 to $513.8 million for the year ended 30 June 2005 (excluding goodwill amortisation and non-recurring items). Over the same period, Tabcorp has maintained a high dividend payout ratio, returning a total of $5.855 in dividends (fully franked) per share, in addition to a return of capital in January 1999 of 33 cents per share and a $128.7 million share buyback in 2002.

Five years ended 30 June 2005

During the year ended 30 June 2001, Tabcorp's profit grew despite a number of regulatory changes and the impact of the introduction of the GST on consumer confidence and household disposable income. Net profit after tax increased by 7.4% on the prior year to $187.7 million. Tabcorp's net profit after tax in this year was negatively affected by a below theoretical win rate in the international rebate business conducted by Star City at that time (this business was subsequently suspended as of 30 June 2001, but was reintroduced in January 2006). The net profit after tax from operations other than the international rebate business grew by 16.3%.

During the year ended 30 June 2002, Tabcorp was able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City Casino, which resulted in a record net profit after tax of $259.3 million (excluding non-recurring items), a 38.1% increase on the prior comparable 12 months. Including the non-recurring items, net profit after tax was $261.0 million, a 39.0% increase on the prior comparable 12 months. This result was driven by effective cost management across the entire business, particularly in the wagering business. The non-recurring items of approximately $1.7 million profit (after tax) related to termination fees paid by the South Australian government with respect to South Australia TAB's termination of contractual arrangements involving Tabcorp and redundancy costs arising from the restructure of the Star City Casino operations.

During the year ended 30 June 2003, Tabcorp recorded a 1.5% increase in profit after tax (excluding non-recurring items) to $263.1 million. Including the non-recurring items ($10.5 million after tax, relating to restructuring costs and a penalty payment received from the South Australia TAB in the prior year), net profit after tax was $252.6 million, a decrease of 3.2%. During the year, Tabcorp's net operating revenue declined by 1.7% to $1,900.7 million with increases in wagering and Star City Casino revenue more than offset by a decline in gaming revenue following the introduction of bans on smoking in Victorian gaming venues from 1 September 2002.

During the year ended 30 June 2004, net profit after tax (excluding goodwill amortisation and non-recurring items) increased by 29.8% to $364.8 million, while net operating revenues increased 29.2% to $2,462.8 million. Tabcorp's acquisition of Jupiters, which occurred in November 2003, provided additional revenues and profits, with the casinos division experiencing an 81.4% increase in EBITA (excluding non-recurring items), from the prior year, to $332.1 million. Tabcorp also benefited from the integration of the Jupiters Group's businesses, which was providing synergies greater than previously expected. Sportsbetting revenue grew by 31.0%, assisted by strong customer interest in the Rugby World Cup in Sydney and the Euro 2004 Soccer tournament. EBITA (excluding non-recurring items) for the wagering and network games division increased 37.3% from the prior year to $94.0 million.

During the year ended 30 June 2005, net profit after tax (excluding goodwill amortisation and non-recurring items) increased by 40.8% to $513.8 million, while net operating revenues increased 50.3% to $3,702.4 million. The acquisition of Tab, the New South Wales based wagering, gaming and media company, in July 2004 contributed to this result. As a consequence of the acquisition, Tabcorp's wagering division almost trebled in size, with wagering revenue increasing by 195.4% to $1,319.8 million and wagering EBITA (excluding non-recurring items) up 199.0% to $225.1 million. Non-recurring items of $15.0 million related mainly to the Tab redundancy costs and integration costs for Jupiters and Tab. During the year Tabcorp raised $235 million from the divestment of its New South Wales and Queensland gaming assets, which had been acquired as a result of the Jupiters and Tab acquisitions.

Six months ended 31 December 2005

For the half year to 31 December 2005, Tabcorp recorded a 12.8% increase in net profit after tax (excluding profits from non-recurring items of $9.2 million) to $283.2 million. Tabcorp declared a fully franked interim dividend of 44 cents per share, up 4 cents on the previous interim dividend, and earnings per share (excluding non-recurring items) was up 10.0% to 54 cents compared to the half year ended 31 December 2004. In comparison to the previous corresponding period, net operating revenue (excluding non-recurring items) increased 2.2% to $1,925.4 million, while EBIT (excluding non recurring items) was up 6.1% to $487.3 million.

(ii) Gaming and network games division

The historical revenue and profit performance of the gaming and network games division is summarised in Figures 1.4.6 and 1.4.7.

Figure 1.4.6: Net operating revenue – gaming


$ million
1,200
1,000
800
600
400
200
0
846
918
848
921
1,020
2001
2002
2003
2004
2005

Figure 1.4.7: EBIT – gaming[1]


$ million
250
200
150
100
50
0
218
236
213
225
259
2001
2002
2003
2004
2005

Notes:

1 On a full allocation cost basis and excluding non-recurring items.

Four years ended 30 June 2005

Over the four years ended 30 June 2005, Tabcorp's gaming and network games division grew revenue (excluding non-recurring items) from $846 million to $1,020 million, a compound annual growth rate of 4.8%. Over the same period, EBITA (excluding non-recurring items) on a full allocation cost basis grew from $218 million to $259 million, a compound annual growth rate of 4.4%.

The introduction of smoking bans in Victorian gaming venues from September 2002 resulted in many customers who smoke either not staying as long in venues as they did before the bans or reducing the number of their visits to venues. This adversely impacted revenue and profitability with revenue declining by 7.6% between the year ended 30 June 2002 and the year ended 30 June 2003, and EBIT decreasing by 9.7% over that period.

Year ended 30 June 2005

The gaming and network games division achieved EBITA (excluding non-recurring items) of $258.9 million for the year ended 30 June 2005, up 14.8% from the previous year. Net operating revenue increased by 10.7% to $1,020.1 million.

Revenue from the Victorian Tabaret gaming network was 6.8% above the previous year reflecting improving customer demand, enhanced products and ongoing improvement to the overall amenity for venue customers.

The result for the year ended 30 June 2005 included, for the first time, a full 12 month contribution from New South Wales Keno, Queensland Keno and Jupiters International, which resulted from the acquisition of Jupiters in November 2003. These were previously included in the wagering division's result. Excluding the contributions from these operations, the division's net revenue for the year ended 30 June 2005 was $902 million.

On a pro-forma basis, Keno revenue across Queensland, New South Wales and Victoria grew 9.1% during the year, reflecting continued outlet growth, venue improvements and introduction of new products.

On a pro-forma basis after including a full 12 months contribution from the acquired Jupiters Keno and international businesses, divisional revenue increased by 6.4% and EBITA (excluding non-recurring items) increased by 10.6%, with the EBITA margin (excluding non-recurring items) increasing from 24.4% to 25.4%.

Six months ended 31 December 2005

For the half year to 31 December 2005, the gaming division achieved EBIT (excluding non-recurring items) of $136.2 million, up 1.7% on the same period for the previous year. Earnings growth would have been 7.4% if the Victorian gaming machine levy had not been doubled from 1 July 2005. Net operating revenue increased by 5.1% to $540.8 million. Tabaret venues maintained market share for the period. Revenue from Victorian gaming was up 4.5% reflecting improving customer demand, better products and customer service.

The gaming division continued to invest in the latest games and machines with 1,954 new machines and games introduced to the Victorian gaming network during the half year to 31 December 2005. The Cash Express hyperlink jackpot product continued to be very popular with customers, with 1,296 hyperlink machines operating across 193 venues at 31 December 2005. Twenty-nine venues were refurbished and two new venues opened during the half year period.

Tabcorp continues to work closely with its network of venue operators to provide high quality venues with a broad range of entertainment facilities, the latest gaming products and high levels of customer service.

(iii) Wagering division

The historical revenue and profit performance of the wagering division is summarised in Figures 1.4.8 and 1.4.9.

Figure 1.4.8: Net operating revenue – wagering



1,500
1,250
1,000
750
500
250
0
$ million
380
404
421
447
1,320
2001
2002
2003
2004
2005

Figure 1.4.9: EBIT wagering[1]



250
200
150
100
50
0
$ million
53
61
68
75
225
2001
2002
2003
2004
2005

Notes:

1 On a full allocation cost basis and excluding non-recurring items.

Four years ended 30 June 2005

Tabcorp's acquisition of Tab in July 2004 significantly added to the scale and diversity of Tabcorp's wagering business, with revenue and EBITA (excluding non-recurring items) increasing almost three-fold. Over the four years ended 30 June 2005, the revenue of Tabcorp's wagering division increased from $380 million to $1,320 million. Over the same period EBITA on a fully allocated cost basis increased from $53 million to $225 million.

Year ended 30 June 2005

The wagering division achieved EBITA (excluding non-recurring items) of $225.1 million for the 12 months to 30 June 2005. This represented growth of 199.0% from the previous year principally attributable to the inclusion of the acquired Tab's New South Wales wagering operations from July 2004. On a comparative 12 month pro-forma basis, the wagering division's EBITA growth was 9.6%.

The division's total net operating revenue increased by 195.4% to $1,319.8 million with Victoria generating $475.4 million, up 6.2% on the previous year, while New South Wales generated $844.3 million, up 1.8% on a pro-forma basis. On a comparative 12 month pro-forma basis, the overall net operating revenue growth was 3.4%.

Revenue from parimutuel wagering on racing grew by 3.2% with Victorian revenue growth of 5.3% being driven by strong performances across the three racing codes (i.e. thoroughbred 4.3%, harness 5.9% and greyhounds 9.5%). New South Wales racing revenue grew by 2.0% (thoroughbred 2.3%, harness 0.0% and greyhound 2.5%) with the final two months of the period being adversely impacted by the split picture issue (described in section 8.5(r)). Revenue growth in New South Wales wagering was affected by the split picture issue to a greater degree than in Victoria.

The 2004 Victorian Spring Racing Carnival achieved solid revenue growth over the carnival period, despite poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $66.5 million in Victoria and $87.4 million in New South Wales which were both records for the day. Sydney's Autumn Carnival generated turnover growth of 6.8% in New South Wales and 13.4% in Victoria.

Revenue from sportsbetting grew by 11.5% on a pro-forma basis with growth in Victoria of 17.0%, reflecting continued strong customer interest. While sportsbetting turnover in New South Wales grew strongly at 19.4%, revenue was impacted by a lower hold rate, resulting in growth of 9.6%.

Six months ended 31 December 2005

For the half year to 31 December 2005, the wagering division achieved EBIT (excluding non-recurring items) of $122.7 million, up 1.5% on the same period for the previous year. Total net operating revenue declined by 0.7% to $683.7 million from the prior corresponding half year period, with the split picture issue (described in section 8.5(r)) impacting wagering revenue on all three racing codes in both New South Wales and Victoria.

Revenue from parimutuel wagering on racing declined by 1.5%, with Victorian revenue up 0.6% on the same period for the previous year, however New South Wales was down 2.6% as a result of the ongoing impact of the split picture issue, together with the commencement of partial smoking bans in licensed venues from July 2005.

The 2005 Victorian Spring Racing Carnival created interest in both New South Wales and Victoria, with the champion racehorse Makybe Diva capturing the imagination of punters around Australia in winning a third Melbourne Cup. Melbourne Cup Day 2005 generated record turnover of $91.1 million in New South Wales and $70.8 million in Victoria.

Revenue from sportsbetting grew 6.7% in a very competitive market, with New South Wales revenue up 6.1% and Victorian revenue up 8.3%. Trackside continued to grow in popularity in Victoria with revenue growth of 31.1%.

(iv) Casinos division

The historical revenue and profit performance of the operations of the casinos division (including the Jupiters casinos from November 2003 onwards) is summarised in Figures 1.4.10 and 1.4.11.

Figure 1.4.10: Net operating revenue – Casinos


$ million
1,500
1,250
1,000
750
500
250
0
586
612
631
1,065
1,275
2001
2002
2003
2004
2005

Figure 1.4.11: EBITA – Casinos[1]


$ million
400
300
200
100
0
112
163
183
323
387
2001
2002
2003
2004
2005

Notes:

1 On a full allocation cost basis and excluding non-recurring items and goodwill amortisation.

Tabcorp acquired a controlling interest in the Star City Group (which operates the Star City Casino located in Sydney) in October 1999 and completed the acquisition of the Star City Group soon afterwards. In November 2003 Tabcorp acquired Jupiters, which (among other businesses) owns and operates three casinos in Queensland, being Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville.

Four years ended 30 June 2005

Over the four years ended 30 June 2005, the revenue of Tabcorp's casinos division increased from $586 million to $1,275 million. Over the same period EBITA on a full allocation cost basis increased from $112 million to $387 million (excluding non-recurring items). Tabcorp's acquisition of Jupiters in November 2003 significantly contributed to this growth.

Year ended 30 June 2005

The casinos division achieved EBITA (excluding non-recurring items) of $386.9 million, which was up 20.0% for the 12 months to 30 June 2005, reflecting in part the acquisition of the three Jupiters properties in November 2003. Net operating revenue increased 19.7% to $1,274.9 million for the period.

On a 12 month pro-forma basis and normalising for theoretical win rates in the international rebate business at the Jupiters casinos, the division's EBITA (excluding non-recurring items) was up by 15.4% to $389.6 million with EBITA margins improving from 27.9% to 30.5% assisted by underlying normalised revenue growth of 5.7% and operating efficiencies in all properties.

Revenues at Star City Casino improved 5.7% driven by good growth in table games, gaming machines and food and beverage.

After adjusting for theoretical win rates in the international rebate business, good underlying revenue growth of 5.5% was recorded across the Jupiters properties in Queensland. This was driven by strong growth in non-rebate table games at Conrad Treasury, gaming machines performing well across all properties and strong food and beverage and accommodation performances at Conrad Jupiters.

Operating results were assisted by the Tabcorp Group's integration team for the Jupiters integration focusing on driving best practice in the areas of customer service and operating efficiency across the acquired Jupiters properties.

Six months ended 31 December 2005

For the half year to 31 December 2005, the casinos division achieved EBIT (excluding non-recurring items) of $209.2 million, up 13.3% on the same period for the previous year. This reflected good growth in non-rebate table gaming revenue and hotel revenue and a turnaround in the win rates experienced in the international rebate business. Net operating revenue increased 4.2% compared to the same period for the previous year, to $660.0 million for the applicable six month period.

Revenue at Star City Casino improved 1.3% driven by good growth in table games and hotel revenue, despite stricter New South Wales smoking bans. Additional smoking bans and disruption from the $53.5 million upgrade at Conrad Jupiters led to a 2.2% reduction in revenue at that property on a normalised basis. Strong growth of 4.4% was achieved at Conrad Treasury and 1.4% revenue growth was achieved at Jupiters Townsville.

The increasing popularity of poker has assisted in attracting new customers to all casinos. All properties are preparing for complete smoking bans in main gaming rooms by ongoing refurbishment and the construction of new balconies for smokers.

(v) Media division

Year ended 30 June 2005

The media division recorded total revenues of $127.4 million for the 12 months to 30 June 2005, a decrease of 0.1% on the prior corresponding period on a pro-forma basis. This was the first year in which the media division was included in Tabcorp's financial results, having been acquired as a part of the acquisition of Tab in July 2004.

The division's EBITA (excluding non-recurring items) decreased by 1.1% to $40.6 million on a pro-forma basis with the impact of the decreased revenue being offset by tight control of expenses. The impact of reducing retail venue subscription fees by up to 18% following the withdrawal of the broadcasting rights to the Sydney metropolitan and Victorian thoroughbred races in May 2005 (see section 8.5(r)) was largely offset by a reduction in rights fees paid to the Sydney and Victorian thoroughbred clubs.

Sky Channel enhanced its programming schedule to include premium international racing from Hong Kong, New Zealand and extra New South Wales country meetings. Despite Sky Channel ceasing to broadcast the Australian Jockey Club, Sydney Turf Club and Victorian thoroughbred meetings to the Australian market from 4 May 2005, it continued to showcase over 90% of all Australian thoroughbred, harness and greyhound racing.

Six months ended 31 December 2005

For the half year to 31 December 2005, the media division posted EBIT (excluding non-recurring items) of $21.7 million, up 11% on the same period for the previous year. Strong cost control, despite additional coverage hours and the introduction of new distribution channels, contributed to EBIT growth. The Sky Channel commercial venue subscriber numbers were relatively stable, despite the continuation of the split picture issue (described in section 8.5(r)). In addition, the division introduced new initiatives such as the launch of a mobile phone application using 3G, internet streaming, expansion of its international operations and expanded coverage of local and international racing.

(vi) International division

The international division was established during the half year ended 31 December 2005.

For the half year period, the division recorded revenue of $4.1 million from product and technical sales. EBIT (excluding non-recurring items) for the period was $(2.6) million.

Solid progress is being made following the agreement reached to supply to Beijing Lottery On-Line Technology Company Limited a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International No. 1 Pty Ltd and China LotSynergy Limited.

Tabcorp withdrew from the bidding process for Singapore's Integrated Resort in December 2005. The decision to withdraw was based on an increase in development cost and the resulting unacceptable risk reward profile of the project. The international division is now focussing on successfully implementing the supply of a Keno lottery system in China, and refining initial cost and rollout estimates as that business grows.

(d) Tabcorp statements of cashflows

Figure 1.4.12 sets out selected information which has been derived from Tabcorp's audited consolidated statements of cashflows for the years ended 30 June 2001 to 30 June 2005. Figure 1.4.12 is a summary only.

Figure 1.4.12: Summary statements of cashflows for the years ended 30 June[1]

($m)	2001A	2002A	2003A	2004A	2005A	2005AIFRS
Net revenue	**1,813**	**1,933**	**1,901**	**2,463**	**3,702**	**3,702**
EBITDA	**479**	**542**	**541**	**741**	**1,060**	**1,058**
EBITA	**383**	**451**	**453**	**631**	**911**	**908**
EBIT	**365**	**433**	**435**	**577**	**751**	**908**
Net interest expense	67	52	49	99	170	170
PBT (excluding non-recurring items)	**299**	**381**	**387**	**478**	**582**	**738**
Tax expense	111	122	124	167	226	226
Outside equity interest	0	0	0	0	2	2
NPAT (excluding non-recurring items and pre goodwill amortisation)	**206**	**277**	**281**	**365**	**514**	**510**
NPAT (excluding non-recurring items and post goodwill amortisation)	188	259	263	311	354	510
Non recurring items net of tax	0	2	(11)	0	15	15
NPAT (post goodwill amortisation)	**188**	**261**	**253**	**311**	**369**	**525**

Notes:

1 Totals may not add due to the effects of rounding.

2 The column titled 2005AIFRS shows the expected comparative result for the year ended 30 June 2005 if the result was reported under the Australian equivalents to International Financial Reporting Standards (AIFRS). The figures in the column titled 2005AIFRS have not been audited and include consolidation of Tabcorp Employee Share Administration Pty Ltd, which was not required under previous Australian generally accepted accounting principles. Tabcorp will prepare its first AIFRS annual financial report for the year ending 30 June 2006.

Section 1.4(c) discusses the non-recurring items referred to in Figure 1.4.12.

(e) Tabcorp statement of financial position

Figure 1.4.13 sets out selected information which has been derived from Tabcorp's audited consolidated statement of financial position as at 30 June 2005. Figure 1.4.13 is a summary only.

Figure 1.4.13: Summary statement of financial position as at 30 June 2005

($m)	2005A	2005AIFRS
Cash and deposits	206.2	209.5
Other current assets	122.2	120.3
Total current assets	**328.4**	**329.8**
Land and buildings, plant and equipment	1,505.6	1,442.8
Licences	1,201.3	1,239.3
Goodwill	3,167.6	3,444.3
Other assets	281.6	316.7
Total non-current assets	**6,156.1**	**6,443.1**
Total assets	**6,484.5**	**6,772.9**
Current borrowings	390.0	390.0
Other current liabilities	480.8	483.8
Non-current borrowings	2,143.6	2,143.6
Other non-current liabilities	196.9	311.7
Total liabilities	**3,211.3**	**3,329.1**
Shareholders' funds	**3,273.2**	**3,443.8**

Notes:

1 The column titled 2005AIFRS shows the expected comparative result for the year ended 30 June 2005 if the result was reported under the Australian equivalents to International Financial Reporting Standards (AIFRS). The figures in the column titled 2005AIFRS have not been audited and amongst other items include consolidation of Tabcorp Employee Share Administration Pty Ltd, which was not required under previous Australian generally accepted accounting principles. Tabcorp will prepare its first AIFRS annual financial report for the year ending 30 June 2006.

(f) Contingent liabilities as at 30 June 2005

Set out below are details of contingent liabilities where the probability of future payments/receipts is not considered remote. Also set out below are details of contingent liabilities which, although considered remote, Tabcorp considers should be disclosed.

The directors of Tabcorp are of the opinion that provisions are not required in respect of these matters, because it is not probable that a future sacrifice of economic benefits will be required or because the relevant amount is not capable of reliable measurement.

(i) Deeds of cross guarantee

Various members of the Tabcorp Group have entered into deeds of cross guarantee in accordance with a Class Order issued by ASIC. The respective parties to each deed (in accordance with the terms of the deed)

guarantee to all current and future creditors the repayment of all debts of the other parties to the relevant deed in the event that any of those parties are wound up with outstanding debts.

(ii) Charges

Certain of Tabcorp's controlled entities have provided the NSW Casino Control Authority with a fixed and floating charge over all of their assets and undertakings to secure the payment of all monies which they owe, and the performance of all obligations which they have, to the NSW Casino Control Authority.

Tabcorp Participant has entered into a deed of cross charge with its joint venture partner, VicRacing, under the Victorian Joint Venture Agreement to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(iii) Guarantee and indemnity

Certain of Tabcorp's controlled entities have entered into a guarantee and indemnity agreement in favour of the NSW Casino Control Authority whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(iv) Legal challenges

There are outstanding legal actions between Tabcorp Group entities and third parties. Tabcorp has notified its insurance carrier of all material litigation, and believes that any damages (other than exemplary damages) that may be awarded against Tabcorp, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, Tabcorp considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

Tabcorp, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd are defendants to a Victorian Federal Court proceeding issued in June 2005 by TVN, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. Each of these Tabcorp Group entities is defending the action. The main relief sought is not monetary and the amount of damages sought is not specified. The Tabcorp Group and TVN have reached an agreement under which this litigation will cease and full releases will be entered into if certain conditions are satisfied or waived. In the interim, the litigation has been stayed. Further details in relation to the agreement between the Tabcorp Group and TVN are set out in sections 8.5(r) and 9.2.

(v) Banking facilities

Entities in the Tabcorp Group are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $19.6 million.

(vi) Undertakings – insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the NSW Casino Control Authority in respect of anticipated weekly duty and responsible gambling levy (previously known as community benefit levy) arising out of partial or total loss or destruction of the Star City Casino premises. The agreement allows for a $1 million deductible for each and every loss.

Star City has a 5 day loss deductible. Tabcorp has provided the NSW Casino Control Authority with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. Tabcorp believes this undertaking would not exceed $1-2 million for any one loss and believes such an event is remote.

(vii) Switching station lease

A Tabcorp controlled entity, Sydney Harbour Casino Properties Pty Ltd (***SHCP***), has entered into a lease with the NSW Casino Control Authority for a vacant parcel of land adjacent to the Star City Casino.

The lease is for the term of the NSW Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Under the lease, SHCP is obliged to develop the site and was required to complete construction in 2000. SHCP has requested an extension of time for the development of this site from the NSW Casino Control Authority. This extension would require the approval of the New South Wales Minister for Gaming and Racing. Negotiations in relation to this matter are continuing. The book value of the investment in this site as at 30 June 2005 was $10.5 million.

1.5 REGULATORY BACKGROUND APPLICABLE TO THE TABCORP GROUP

(a) Introduction

Following is a summary of the regulatory background applicable to the Tabcorp Group. For further information about the regulatory risks relating to the acquisition of Tabcorp Shares, see section 8.

(b) Licences

A number of licences held by the Tabcorp Group are discussed in this section 1.5(b). For further details of the operations conducted pursuant to these licences, see section 1.2.

(i) Victorian Wagering Licence and Victorian Gaming Licence

Nature

Tabcorp was granted the Victorian Wagering Licence and the Victorian Gaming Licence under the Gaming and Betting Act (which has since been replaced by the Gambling Regulation Act) by the Governor in Council of Victoria on 28 June 1994. Both licences are for a term of eighteen years and are neither transferable nor separable. They are subject to a number of conditions, and will expire in 2012, unless cancelled.

The Victorian Wagering Licence issued to Tabcorp is the sole licence issued under the Gambling Regulation Act to conduct wagering and approved betting competitions in Victoria (though on-course wagering permits are available and the proprietor of Crown Casino is able to conduct such activities at that venue).

Wagering is defined under the Gambling Regulation Act as pari-mutuel (that is, totalizator) betting on thoroughbred, harness or greyhound races. Approved betting competitions means fixed odds or totalizator betting competitions on any event or contingency approved by the Victorian Minister.

The nature of the Victorian Gaming Licence is discussed in section 1.2(b).

Expiry or cancellation

The Gambling Regulation Act provides that:

- Prior to the expiry or cancellation of the Victorian Wagering Licence and the Victorian Gaming Licence (which are scheduled to expire in 2012), new wagering and gaming licences under Part 3 of Chapter 4 of the Gambling Regulation Act may be able to be applied for.

- Tabcorp will be entitled to apply for any such new licences (unless either the Victorian Wagering Licence or the Victorian Gaming Licence has been cancelled). Such new licences may only be granted by the Governor in Council in Victoria to an applicant recommended by the relevant regulatory authority and on payment to the State of Victoria of the purchase consideration for the new licences.
- On the grant of any such new licences under Part 3 of Chapter 4 of the Gambling Regulation Act, Tabcorp will be entitled to an amount equal to the lesser of that purchase consideration and the 'licence value'. That amount is to be paid by the State of Victoria to Tabcorp within seven days after commencement of the new licences.

The 'licence value' will be in the range of 85% to 115% of the original $597 million paid by Tabcorp for the Victorian Wagering Licence and Victorian Gaming Licence in 1994.

If Tabcorp records compound inflation adjusted growth in its total revenue on gaming machines and wagering on thoroughbred, harness and greyhound racing (rate of real growth) of 2% or more from the year ended 14 August 1995 to the year ending 14 August 2012, the 'licence value' will be 115% of $597 million. If the rate of real growth is 0% or less, the 'licence value' will be 85% of $597 million. If the rate of real growth is between 0% and 2%, the 'licence value' will vary between 85% of $597 million and 115% of $597 million in proportion to the rate of real growth achieved between 0% and 2%.

The rate of real growth recorded from the year ended 14 August 1995 to the year ended 14 August 2005 was approximately 2.7%.

Victorian government licence review process for post-2012

On 4 January 2006, the Victorian government announced the start of its review (the ***Review***) of the structure of the post-2012 electronic gaming machine, wagering and Keno licences, and released an 'Information Paper' entitled 'Review of the Electronic Gaming Machine, Club Keno and Wagering Licences and Funding Arrangement for the Racing Industry Post-2012' setting out the scope of the licence reviews, the process for submissions and consultation, the timetable and the range of issues to be considered during the Review.

The scope of the Review (as described in the Information Paper) is to review and provide advice on:

- the electronic gaming machine and wagering licensing arrangements post-2012 and the broad approach and timing to implementing these arrangements;
- the arrangements for the provision of Club Keno;
- the funding of the racing industry post-2012; and
- the broad financial and regulatory arrangements for the proposed licensing arrangements,

having regard to the:

- government's statement of principles to guide future gambling policy and legislative development;
- trends and developments in the gambling sector;
- economic, social and community benefits and costs of the current and alternative licensing arrangements;
- transition and other issues involved in the implementation of new or revised licensing arrangements; and
- government's commitment to a viable and growing racing industry.

The Information Paper provides that:

> *"In assessing the benefits and cost of the current and alternative licensing arrangements, and associated regulatory framework, the Review will give foremost consideration to the Government's principles for guiding policy and legislative development. The Review will advise how these principles can be translated into the future licence structures and associated arrangements.*
>
> *The Government's principles to guide future gambling policy and legislation are:*
>
> - *developing and reinforcing the Government's commitment to responsible gambling through measures that assist and protect problem gamblers and those at risk of becoming problem gamblers, their families and the wider community;*
> - *developing and maintaining the State's commitment to the highest standards of probity for gambling service providers;*
> - *accepting gambling is a valid activity for many Victorians who are entitled to expect ongoing high standards of service, transparency, and accountability from the gambling sector;*
> - *ensure that the legitimate financial benefits of gambling (both private and public) are transparent, appropriately recognisable and fairly distributed to the Victorian community;*
> - *that to the extent possible consistent with the other principles, gaming service providers operate in a competitive environment; and*
> - *establishing proper consultative processes to ensure that appropriate information is given to, and input is received from, the wide variety of persons interested in gambling including stakeholders, affected parties and, to the widest extent possible, the broader Victorian community.*
>
>   *(Source: Minister for Gaming, Second Reading Speech, Gambling Regulation Bill, Legislative Assembly, 6 November 2003)*
>
> *The Review will advise how these principles can be translated into the future licence structures and associated arrangements.*
>
> *While the Review will not consider specific problem gambling measures, which are under constant review by the Government, it will report on the post-2012 licensing structures and associated arrangements that best address the Government's objectives of responsible gambling, accountability and transparency.*
>
> *In undertaking the review of electronic gaming machine licence arrangements, the Minister for Gaming has requested that the Review have regard to the:*
>
> - *Government's position of 27,500 electronic gaming machines outside the casino; and*
> - *Government's in principle support for a minimum of 50 per cent of electronic gaming machines within clubs."*

On 2 March 2006 the Victorian government released four issues papers in respect of the Review, which sought public comment on significant issues surrounding the future structure of the post-2012 licensing arrangements.

On 4 May 2006 Tabcorp lodged its submissions in respect of the Review, including its responses to the four issues papers. Tabcorp's submissions generally supported the retention of the status quo. The timetable for the Review provided for review and consultation in late 2005 and 2006, with an announcement on the post-2012 licensing structure in 2007 and the process for awarding licences to follow.

Tabcorp is committed to working with the Victorian government to reach an outcome which is in the interests of all stakeholders.

There are various risks for the Tabcorp Group associated with the Victorian licence review and renewal process, which are discussed further in section 8.5(a).

Disciplinary action and cancellation

If the VCGR is satisfied that there has been a breach of:

- a condition of the Victorian Wagering Licence or the Victorian Gaming Licence;
- the betting rules (being rules made in accordance with the Gambling Regulation Act for wagering or approved betting competitions);
- the Gambling Regulation Act or its regulations; or
- any other law relating to wagering or gaming,

and, within a specified period, Tabcorp does not remedy the breach or satisfy the VCGR that steps have been taken to ensure that the breach does not occur again, the VCGR may reprimand, or impose a fine (not exceeding $5 million) on, Tabcorp or an operator of the Victorian Wagering Licence or the Victorian Gaming Licence or both.

The Victorian Wagering Licence and Victorian Gaming Licence may only be cancelled by the Supreme Court of Victoria on an application to it (made with the consent of the Victorian Minister) by the VCGR. Grounds for cancellation include:

- a material breach, or persistent breaches, of any of the items listed in the paragraph above;
- Tabcorp, or an operator, being convicted of an offence which is of sufficient magnitude to warrant cancellation;
- Tabcorp, or an operator, being involved in a scheme or arrangement to avoid paying tax under the Gambling Regulation Act;
- the Supreme Court being satisfied that, on an application under the Corporations Act, it would be required to presume that Tabcorp, or an operator, is insolvent; and
- Tabcorp, or an operator, being an externally administered body corporate within the meaning of the Corporations Act.

The authority to conduct and promote Club Keno games in Victoria may be revoked by the Supreme Court of Victoria (on application by the Victorian Minister) on the ground that the participants (who are Tabcorp and Tattersall's) have wilfully contravened or failed to comply with the applicable provisions of the Gambling Regulation Act or with the applicable authorisation granted by that Act.

Investigation, supervision and audit

While Tabcorp holds the Victorian Wagering Licence and the Victorian Gaming Licence, the VCGR may investigate the conduct of operations under the licences from time to time and report the results of its investigations to the Victorian Minister. The VCGR and inspectors appointed under the Gambling Regulation Act also exercise supervisory powers over the conduct of operations under the Victorian Wagering Licence and the Victorian Gaming Licence.

Gaming machine annual levy

Since 1 July 2000, Tabcorp has had to pay an annual levy in respect of each gaming machine which it operates in Victoria. Since July 2005, that levy has been $3,033 per machine. The levy operates in addition to taxes on gaming revenue.

(ii) NSW Totalizator Licences (NSW wagering)

The following describes certain wagering licences held by Tab (which was acquired by and became a member of the Tabcorp Group in the second half of the 2004 calendar year).

(A) NSW Off-Course Totalizator Licence

The NSW Off-Course Totalizator Licence was acquired by Tab on 6 March 1998. It is valid for a period of 99 years, expiring on 6 March 2097. Under the NSW Totalizator Act, no other off-course totalizator licence may be granted to anyone, except Tab, until 2013, unless Tab's licence is cancelled or ceases to have effect before that date. Tab is not required to pay any ongoing licence fees to the New South Wales government in respect of the licence.

The NSW Off-Course Totalizator Licence is not transferable, and is subject to various conditions, including:

- that totalizators may not be conducted in respect of a thoroughbred, harness or greyhound race held in New South Wales if that race is not held on a licensed racecourse;
- that all totalizators and totalizator wagering must be conducted in accordance with the NSW Totalizator Act and other laws regulating wagering activities, the terms of the licence, any directions by the Minister under the NSW Totalizator Act and the rules of wagering approved under the NSW Totalizator Act; and
- the conditions discussed in section 1.5(b)(ii)(C).

(B) NSW On-Course Totalizator Licence

The NSW On-Course Totalizator Licence was acquired by Tab on 6 March 1998. It is valid for a period of 99 years, expiring on 6 March 2097. Tab is not required to pay any ongoing licence fees to the New South Wales government in respect of the licence.

The NSW Totalizator Act prevents an on-course totalizator licence being granted to anyone except Tab or a racing club until 2013, unless Tab's licence is cancelled or ceases to have effect before that date. Any on-course totalizator licence granted to a racing club during that period may only authorise the conduct of totalizators on thoroughbred, harness or greyhound races and may not authorise the conduct of totalizators on other sporting events.

The NSW On-Course Totalizator Licence is subject to substantially the same conditions as the NSW Off-Course Totalizator Licence (including those discussed in section 1.5(b)(ii)(C)), as well as certain additional conditions which include that:

- Tab's NSW On-Course Totalizator Licence may be cancelled if Tab ceases to hold the NSW Off-Course Totalizator Licence; and
- prior to conducting an on-course totalizator on any racecourse, Tab must have commercial arrangements in place with the racing club conducting the races at that racecourse.

(C) Other conditions

Under the NSW Totalizator Act, each of the NSW Totalizator Licences are subject to the following additional conditions:

- that no person has a 'prohibited shareholding interest' (within the meaning of Division 3 of Part 3 of the NSW Totalizator Act) in Tabcorp, Tabcorp being the ultimate holding company of the nominated company within the meaning of section 37A of the NSW Tab Privatisation Act, and therefore the ultimate holding company of Tab (see section 1.5(g)) (the ***NSW Totalizator Licences Shareholder Restrictions Condition***). In this regard, a person will have a prohibited shareholding interest in Tabcorp in certain circumstances, including if they hold more than 10% of the total number of voting shares in Tabcorp; and
- that both Tab and Tabcorp have in place, and give effect to, commercial arrangements with NSW Racing (the ***NSW Racing Arrangements***) in respect of the NSW Totalizator Licences and the conduct of activities authorised by them. For this condition to be satisfied, NSW Racing must have acknowledged in writing to the New South Wales Racing Minister that the arrangements are to the satisfaction of NSW Racing. In this regard, Tabcorp, Tab and NSW Racing (amongst other parties) have entered into the Racing Distribution Agreement in satisfaction of this requirement (see section 1.6(c)).

(D) Disciplinary action in respect of the NSW Totalizator Licences

The New South Wales Racing Minister may take disciplinary action in respect of a NSW Totalizator Licence if:

- Tab has contravened (or not taken reasonable precautions to ensure that its contractors do not contravene) a provision of the NSW Totalizator Act or regulations, Tab's rules of wagering, a condition of the licence or a direction by the New South Wales Racing Minister;
- Tab becomes an externally administered corporation as defined in the Corporations Act; or
- the New South Wales Racing Minister considers that Tab is no longer a suitable person to give effect to the licence and the NSW Totalizator Act or that it is no longer in the public interest that the licence should remain in force.

Disciplinary action which the New South Wales Racing Minister could take in these circumstances includes one or more of cancelling or suspending the relevant licence, imposing a fine or issuing a letter of censure. Possible disciplinary action is also discussed in section 8.5(o).

(iii) NSW Casino Licence

Nature

The NSW Casino Licence was granted to Star City by the NSW Casino Control Authority pursuant to the NSW Casino Control Act on 14 December 1994. The NSW Casino Licence was granted for a period of 99 years and is not transferable.

Star City has the exclusive licence in New South Wales to conduct specified table games by players with gambling chips until 13 September 2007, after which time the NSW Casino Licence will be non-exclusive. If, during the exclusivity period, another licensed casino opens in New South Wales, then the NSW Casino Control Authority will pay to Star City an amount equal to all damages, costs and expenses suffered or incurred by Star City as a result of such occurrence (including loss of profits).

Restrictions

Restrictions which apply to the operation of Star City Casino include:

- the NSW Casino Control Authority must approve all games to be played in Star City Casino and the rules under which such games are played;
- Star City Casino must open for gaming at the hours and times specified by the NSW Casino Control Authority (and at no other times). Presently, Star City Casino is required to be open for gaming at all times;
- the NSW Casino Control Authority must approve the plans, diagrams and specifications of the casino facilities relating to the conduct and monitoring of casino operations;
- Star City must provide, on request, each participant in any loyalty scheme with statements setting out information concerning their wins from expenditure on and time spent playing gaming machines. Star City may not offer cash prizes in connection with a gaming machine loyalty scheme; and
- Star City must not publish any advertisement in relation to gaming machines or permit such an advertisement to be published. There are also restrictions on casino advertising by Star City.

Disciplinary action and cancellation

The NSW Casino Control Authority may, in certain circumstances, require Star City to show cause why disciplinary action should not be taken against it within 14 days after receiving a notice to that effect. The relevant circumstances include where the NSW Casino Control Authority is satisfied that:

- there has been a breach of the NSW Casino Control Act or the NSW Casino Licence;
- the Star City Casino premises are no longer suitable for the conduct of casino operations;
- Star City is no longer a suitable person to give effect to the NSW Casino Licence; or
- it is no longer in the pubic interest that the NSW Casino Licence should remain in force.

If the NSW Casino Control Authority determines to take disciplinary action, it may cancel or suspend the NSW Casino Licence, impose a fine (not exceeding $1 million), amend the terms of the NSW Casino Licence or reprimand Star City.

Investigation, supervision and audit

The NSW Casino Control Authority may investigate the operations of Star City Casino, Star City or any person who is, in the opinion of the NSW Casino Control Authority, an associate of Star City or in a position to affect the exercise of functions in or in relation to Star City Casino. The NSW Casino Control Authority may report the results of its investigations to the Minister responsible for administering the NSW Casino Control Act. The NSW Casino Control Authority may require Star City or any persons directly or indirectly associated with Star City to provide information in connection with such investigations.

Inspectors appointed under the NSW Casino Control Act also exercise investigative and supervisory powers over the operations of Star City Casino.

In addition, at intervals not exceeding three years, the NSW Casino Control Authority must, pursuant to section 31 of the NSW Casino Control Act, investigate and form an opinion as to whether or not:

- Star City is a suitable person to continue to give effect to the NSW Casino Licence; and
- it is in the public interest that the NSW Casino Licence should continue in force.

The NSW Casino Control Authority is due to complete its next investigation in late calendar 2006. As at the date of this Bidder's Statement, Tabcorp is not aware of that investigation having been commenced.

(iv) Queensland Casino Licences

Nature

The licences to operate Conrad Jupiters, Conrad Treasury and Jupiters Townsville were granted in 1985, 1995 and 1986 respectively.

The relevant members of the Tabcorp Group holding those licences have also entered into the Queensland Casino Agreements with the State of Queensland in relation to these casinos (see section 1.6(e)). Certain casino games listed in the Queensland Casino Agreements with the State of Queensland can only be played in Queensland in a licensed casino. These games include blackjack, roulette, baccarat, craps, two up, mini dice, wheel of fortune and the machine derivative forms of these games. The Queensland Casino Agreements also permit other gaming machine operations at Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

Regulation of the licences

The Queensland Casino Control Act governs the licensing and regulation of casinos in Queensland. This statute requires the State of Queensland to enter into an agreement with the holder of a casino licence that sets out the terms on which the licence is granted. The Queensland Parliament ratifies the agreement, which carries the force of law. It was in accordance with this requirement that the relevant members of the Tabcorp Group and the State of Queensland entered into the Queensland Casino Agreements referred to above and discussed in section 1.6(e).

The Queensland Casino Control Act sets out various grounds for suspension or termination of a casino licence, including:

- breach by the licence holder of the relevant Queensland Casino Agreement;
- the licence holder knowingly providing false information to State regulatory authorities or the Queensland government;
- the licensee, a director or other person associated with the casino operations being judged as not being a suitable person to be associated with the casino; or
- the licensee being insolvent.

Where grounds for suspension or termination exist and they are of such a serious and fundamental nature that the integrity of the operation of the casino is jeopardised, or the interest of the public is adversely affected, the licence can be suspended or terminated. In such circumstances, the relevant licence holder would have an opportunity to show cause why the licence should not be suspended or terminated. If the licence is not suspended or terminated, other action can be taken (including the censure of the licensee or the appointment of an administrator to take control of the casino operations).

The Queensland Casino Control Act also contains provisions regulating the operation of casinos which deal with matters such as casino layout, surveillance and security, hours of operation, gaming equipment, internal controls and accounting procedures, and the conduct of games.

(v) New South Wales Keno licence

The Keno licence for New South Wales was granted to Jupiters Gaming (NSW) Pty Ltd (a wholly-owned subsidiary of Tabcorp) under the predecessor legislation to the *Public Lotteries Act 1996* (NSW) on 3 March 1995. The licence is jointly held with ClubKeno Holdings Pty Ltd (a wholly owned subsidiary of the Registered Clubs Association of New South Wales (which also uses the name 'Clubs NSW')) and authorises the operation of a real-time, wide-area Keno game in registered clubs in New South Wales (subject to the terms of the licence and the *Public Lotteries Act 1996* (NSW)). The licence is due to expire on 11 July 2007.

Under a management agreement with ClubKeno Holdings Pty Ltd (which represents the interests of registered clubs in New South Wales), Jupiters Gaming (NSW) Pty Ltd is required to notify or consult with ClubKeno Holdings Pty Ltd on a number of matters relating to the Keno operations in New South Wales, including the nomination of clubs as agents for the conduct of Keno and the formulation of the Keno rules.

(vi) Queensland Keno licence

The licence for Tabcorp's Keno operations in Queensland, held by Jupiters Gaming (a wholly-owned subsidiary of Tabcorp), was granted in 1997 for a period of 25 years, and is exclusive for Keno and similar games until 23 June 2007. It authorises the operation of a real-time, wide-area Keno game in Queensland casinos, clubs, bars/pubs and TAB outlets. Those Keno operations are regulated by the *Keno Act 1996* (Qld), the terms of the Keno licence and an agreement with the State of Queensland.

The State of Queensland may terminate the licence at the end of the first 10 years of its term, or at the end of the first 20 years of its term, on giving six months' notice of termination. It may also terminate the licence at any time from year ten to year 17 of the licence by giving three years' notice of termination. In each case, upon such termination, the State of Queensland will be liable to pay compensation to Jupiters Gaming.

At the end of the first 10 years of the term of the licence, the State of Queensland may (on giving 12 months' notice to Jupiters and Jupiters Gaming) issue a Keno licence to Golden Casket, a Queensland State-owned corporation. The terms of any licence issued to Golden Casket with respect to tax and other charges payable to the State of Queensland must not be more favourable to Golden Casket than the terms of the licence held by Jupiters Gaming. In addition, Golden Casket must not operate Keno through clubs, bars/pubs or any other outlets used by Jupiters Gaming. If a Keno licence is granted to Golden Casket at a time when Golden Casket is an agent for Jupiters Gaming, Jupiters Gaming will receive, for the balance of the term of its Keno licence, a royalty based on Golden Casket's Keno turnover. The Keno licence does not confer exclusivity over internet Keno in a non-public place.

There are also provisions which allow the State of Queensland to terminate the Keno licence (without paying compensation) following certain defaults. However, in general, Jupiters Gaming will have an opportunity to cure any such defaults.

There are substantially similar restrictions on Jupiters Gaming in terms of its ability to alter its constitution or have directors appointed to its board, to those restrictions imposed on Jupiters (or other Jupiters Group entities) under the Queensland Casino Agreements (see section 1.6(e)).

(vii) Broadcast licences

Sky Channel Pty Ltd

Sky Channel Pty Ltd operates its satellite subscription television service for broadcast in commercial premises (such as hotels, clubs, and TAB outlets) under a subscription television narrowcasting licence pursuant to the provisions of the *Broadcasting Services Act 1992* (Cth) (***BSA***). Under the BSA, an individual licence is not issued; rather, the licence operates as a general authority under the BSA for subscription narrowcasting (with no fixed term) according to the licence conditions set out in the BSA. The conditions include compliance with certain program standards and various advertising restrictions and regulations.

The ultimate penalty for breach of the licence is an order that the relevant licence holder cease providing the particular service.

Sky Channel Pty Ltd also holds a number of apparatus/transmitter licences under the *Radiocommunications Act 1992* (Cth) which allow it to operate certain transmitter equipment in association with the service. The licences are issued and regulated by the Australian Communications and Media Authority, and are renewable

on an annual basis for payment of a fee. Penalties for breach of such licences include financial penalties and, ultimately, revocation or cancellation of the applicable licence.

2KY Broadcasters Pty Limited

2KY Broadcasters Pty Limited (***2KY***) holds a commercial radio broadcasting licence issued under Part 4 of the BSA for radio station 1017 in the Sydney metropolitan area. The licence is renewable on a 5 year basis. There are various content and technical conditions attached to the licence.

2KY also operates an open narrowcasting radio service throughout New South Wales. The service is operated pursuant to a class licence issued under the BSA (which is a general authority to broadcast particular services with no fixed term).

2KY also holds approximately 103 apparatus or transmitter licences issued under the *Radiocommunications Act 1992* (Cth) for equipment to transmit the commercial and narrowcast radio services. Each licence relates to transmitter equipment at a specified location and radio frequency. The licences are generally renewed annually on payment of a fee. The licence is subject to various technical conditions. The ultimate penalty for breach of the licence is cancellation.

(c) Shareholding restrictions in Tabcorp

There are a number of restrictions on shareholdings in Tabcorp which arise under legislation or due to the requirements of regulatory authorities.

Under the Gambling Regulation Act, it is unlawful for a person to have a 'prohibited shareholding interest' in Tabcorp. A person will have a 'prohibited shareholding interest' in Tabcorp if the person has voting power of more than 10% in Tabcorp.

Tabcorp's constitution also requires that:

- a person must not have voting power in excess of the limit set out in the Gambling Regulation Act without the written consent of the NSW Casino Control Authority. This requirement only applies while Tabcorp controls (or has a relevant interest in more than 25% of the shares in) Star City Holdings, Star City is wholly-owned by Star City Holdings and Star City is licensed to conduct the Star City Casino business (the ***Relevant Period for NSW***);
- a person must not have voting power in Tabcorp of more than 10% without the written consent of the Queensland Minister. This requirement only applies while Tabcorp controls (or has a relevant interest in more than 25% of the shares in) Jupiters and Jupiters (or one of its subsidiaries) holds a casino licence in Queensland (the ***Relevant Period for Queensland***); and
- a person must not have voting power in Tabcorp of more than 10% without the written consent of the Tab (NSW) Ministers. This requirement only applies during the period (the ***Relevant Period for Tab (NSW)***) while Tabcorp or a wholly-owned subsidiary of Tabcorp:
  - is the nominated company within the meaning of section 37A of the NSW Tab Privatisation Act (see section 1.5(g)); and
  - has a relevant interest in more than 10% of the voting shares in Tab or has such relevant interests in voting shares in Tab or such circumstances exist which, in the absence of Tabcorp or a wholly-owned subsidiary of Tabcorp being the nominated company within the meaning of section 37A of the NSW Tab Privatisation Act, would result in Tabcorp having a prohibited shareholding interest (within the meaning of the NSW Totalizator Act) in Tab (see section 1.5(g)).

Tabcorp must not knowingly permit a contravention of these prohibitions.

In each of the above cases, for so long as Tabcorp Shares are the only voting shares in Tabcorp, a person's voting power will be determined in accordance with the following formula:

$$\text{Voting Power} = \frac{\text{Number of Tabcorp Shares in which the person and the person's associates have a relevant interest}}{\text{Total number of Tabcorp Shares}} \times 100\%$$

In general terms, a person will have a relevant interest in a Tabcorp Share if the person has the power to control voting in respect of, or the power to control disposal of, the Tabcorp Share, whether or not the person is the registered holder of the share. A relevant interest may exist even if a person has indirect control over voting or disposal of the Tabcorp Share through interconnected shareholdings, company chains or shareholder agreements. A person's associates will be determined in accordance with the relevant provisions in the Gambling Regulation Act, the Corporations Act and Tabcorp's constitution (as applicable).

There are also restrictions on shareholdings in Tabcorp which relate to the suitability of persons to be associated with particular aspects of the Tabcorp Group's activities. These are discussed in section 1.5(d) in the context of certain associated divestiture and suspension powers.

(d) Divestiture of Tabcorp Shares and suspension of voting rights

In order to control persons acquiring, holding or voting prohibited shareholding interests in Tabcorp, the Gambling Regulation Act confers certain powers on the Victorian Minister and Tabcorp's constitution confers certain powers on the Tabcorp Board, the NSW Casino Control Authority, the Queensland Minister and the Tab (NSW) Ministers, including the following.

(i) Gambling Regulation Act

Under the Gambling Regulation Act, the Victorian Minister can require persons to furnish certain information to determine whether that person or any other person has, or is taking action to acquire, a prohibited shareholding interest (within the meaning of the Gambling Regulation Act) in Tabcorp.

If a person fails to provide the required information within the specified time or provides information which (in the Victorian Minister's opinion) is false or misleading in a material particular, the Victorian Minister can declare that the person is an associate of another person, suspend the voting rights attaching to specified shares in Tabcorp or declare that a person has a prohibited shareholding interest in Tabcorp.

Where the Victorian Minister declares that a person has a prohibited shareholding interest in Tabcorp, the Victorian Minister can require that some or all of the relevant shares be disposed of, other than to an associate, within a period of not less than three months.

If a person fails to dispose of the relevant shares within the period set by the Victorian Minister, the specified shares are forfeited to the State of Victoria.

Where a person would acquire a prohibited shareholding interest in Tabcorp as a result of a transaction, the Victorian Minister can declare that any voting shares transferred pursuant to that transaction are forfeited to the State of Victoria.

Where Tabcorp Shares are forfeited to the State of Victoria, the VCGR must sell the shares and is not bound by any restriction on the sale of shares contained in Tabcorp's constitution. It must distribute the net proceeds of the sale to the person from whom the shares were forfeited.

The Gambling Regulation Act also contains provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. For example, the Victorian Minister has the power under the Gambling Regulation Act to declare a resolution of a general meeting of Tabcorp null and void where the Victorian Minister is of the opinion that the resolution has been passed as a result of the exercise of voting rights that have been suspended under the Gambling Regulation Act or that cannot be exercised by virtue of the Gambling Regulation Act.

(ii) Tabcorp's constitution

Power to obtain information relating to shareholding interests

The Tabcorp Board may, from time to time, and must if directed to do so by a Tab (NSW) Minister, send to a shareholder a pro-forma statutory declaration (in a form approved by the Tabcorp Board). The statutory declaration is to make provision for the recipient to disclose certain information, including in relation to the person's voting power in Tabcorp. When a person is sent a statutory declaration, that person must provide the required information to Tabcorp within the specified time period (being seven calendar days after the declaration is sent to the person, unless the Tabcorp Board sets a longer period).

Where a person who is required to provide a statutory declaration to Tabcorp fails to do so as required, the voting rights in respect of all the Tabcorp Shares registered in the name of that person (or other Tabcorp Shares as the Tabcorp Board may specify) are suspended until that person has provided the statutory declaration or has ceased to be the registered owner of those shares (whichever is the earlier).

A shareholder who fails to provide a statutory declaration in the form required or within the specified time may be given a notice by the Tabcorp Board. If the statutory declaration in the form required is not provided within 14 calendar days after the date of the notice, the Tabcorp Board may give a further notice to the shareholder requiring the shareholder to dispose of some or all of their Tabcorp Shares within three months.

If the shareholder does not dispose of the Tabcorp Shares as required, the Tabcorp Board is empowered to appoint a person to dispose of the shares. In these circumstances, the net proceeds of the sale of the shares will be paid to the shareholder, provided that the shareholder has delivered to Tabcorp documents or information as may be reasonably required by the Tabcorp Board.

Divestiture provisions relating to breach of shareholding restrictions

In addition to the foregoing, if Tabcorp becomes aware that a person's voting power in Tabcorp exceeds the voting power limits referred to in section 1.5(c) without the approval of the NSW Casino Control Authority, the Queensland Minister or the Tab (NSW) Ministers (as relevant) during the Relevant Period for NSW, the Relevant Period for Queensland or the Relevant Period for Tab (NSW) (as applicable), it must serve a notice on the holder of any relevant shares to dispose of the shares which give rise to the breach of Tabcorp's constitution. At that time, all dividend and voting rights attaching to the relevant shares will be suspended. That holder must dispose of all of the relevant Tabcorp Shares within 30 days after the date of the notice from Tabcorp. If the shareholder does not dispose of the shares as required, Tabcorp is empowered to dispose of the relevant Tabcorp Shares.

Divestiture provisions relating to non-suitable close associates of the NSW Casino Licence holder

Further, if during the Relevant Period for NSW the NSW Casino Control Authority determines that a person is a close associate of Tabcorp within the meaning of the NSW Casino Control Act, and that that person is not a suitable person to be concerned in or associated with the operation or management of a casino in New South Wales, the NSW Casino Control Authority may notify Tabcorp that it requires that person to dispose of all of their Tabcorp Shares. Tabcorp must then notify the relevant person of this requirement. That person must

dispose of all of their Tabcorp Shares within 30 days of the date of the notice from Tabcorp. If the shareholder does not dispose of the shares as required, Tabcorp is empowered to dispose of the relevant Tabcorp Shares.

Broadly speaking, a person will be a close associate of Tabcorp if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Divestiture provisions relating to non-suitable associates of the holder of a Queensland Casino Licence

Moreover, if during the Relevant Period for Queensland the Queensland Minister issues a notice to Tabcorp, Jupiters or a subsidiary of Jupiters, setting out as a ground giving rise to its issue that a holder of Tabcorp Shares is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of Tabcorp, Jupiters or a subsidiary of Jupiters, Tabcorp must immediately serve that notice on the applicable holder. At that time all dividend and voting rights attaching to the relevant Tabcorp Shares will be suspended. The holder must dispose of all of their Tabcorp Shares within 30 days of the date of the notice from Tabcorp. If the shareholder does not dispose of the shares as required, Tabcorp is empowered to dispose of the relevant Tabcorp Shares.

Divestiture provisions relating to the NSW Totalizator Licences

Further, if at any time the Tabcorp Board is of the opinion that the holding of Tabcorp Shares by a shareholder may prejudice the ability of Tabcorp or a subsidiary of Tabcorp to be granted a NSW Totalizator Licence, or result in any NSW Totalizator Licence held by Tabcorp or a subsidiary of Tabcorp being revoked, suspended or made subject to a condition or conditions that would have a material adverse effect on the operations of the relevant licensee, the Tabcorp Board may serve notice on that shareholder requiring the shareholder to dispose of all of its Tabcorp Shares (or such number as the Tabcorp Board may specify) within 30 days after the date of the notice from Tabcorp. The shareholder must dispose of all of the relevant Tabcorp Shares within 30 days after the date of the notice from Tabcorp. If the shareholder does not dispose of the shares as required, Tabcorp is empowered to dispose of the relevant Tabcorp Shares.

Acknowledgements by shareholders

Under Tabcorp's constitution, all shareholders of Tabcorp acknowledge and recognise that the exercise by the Tabcorp Board of the powers outlined above may cause individual shareholders disadvantage and that they have no right of action against the Tabcorp Board or Tabcorp for any loss or disadvantage incurred by them as a result of the Tabcorp Board exercising these powers.

(e) Additional shareholding restrictions and divestiture provisions relating to the Star City Casino

Due to New South Wales regulatory requirements, there are a number of restrictions on shareholdings in Star City and its immediate parent company, Star City Holdings, and on certain subsidiaries of Tabcorp (being Tabcorp Participant and Tabcorp Investments Pty Ltd) through which Star City Holdings is owned.

In addition, if the NSW Casino Control Authority determines that a person who holds shares in Tabcorp Investments Pty Ltd, Star City Holdings or Star City (which persons would presently be limited to members of the Tabcorp Group) is not a suitable person to be concerned in or associated with the operation or management of a casino, the NSW Casino Control Authority may notify the relevant shareholder that it requires that shareholder to dispose of all of their shares in Tabcorp Investments Pty Ltd, Star City Holdings or Star City (as the case may be), and the applicable company is empowered under the terms of its constitution to enforce, and must enforce, the disposal of the shares in question.

By way of example, a shareholder in Star City or Star City Holdings might cease to be a suitable person to be concerned in or associated with the operation or management of a casino by reason of a change in the shareholders, directors or circumstances of Tabcorp.

(f) Additional shareholding restrictions and divestiture provisions relating to the Jupiters casinos

Due to Queensland regulatory requirements, there are a number of restrictions on shareholdings in Jupiters, various subsidiaries of Jupiters and certain subsidiaries of Tabcorp (being Tabcorp Participant and Tabcorp Investments No.2 Pty Ltd) through which Jupiters is owned.

In addition, if the Queensland Minister issues a notice to one of those companies under applicable Queensland legislation indicating that the member of the Tabcorp Group which holds shares in that company is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the company receiving the notice, that company is empowered under the terms of its constitution to enforce, and must seek to enforce, the disposal of the shares in question.

By way of example, a member of the Tabcorp Group might cease to be a suitable person to be associated or connected with the ownership, administration or management of another member of the Tabcorp Group (which is subject to shareholding restrictions of the type outlined above) by reason of a change in the shareholders, directors or circumstances of Tabcorp.

(g) Additional shareholding restrictions and divestiture provisions relating to Tab

Shareholding restrictions

Subject to the exemption referred to below relating to Tabcorp Investments No. 4 Pty Ltd and its related bodies corporate, the NSW Totalizator Act (Division 3 of Part 3) and the NSW Tab Privatisation Act (Division 2 of Part 8) each impose shareholding restrictions which prohibit anyone being entitled to more than 10% of Tab's issued voting shares.

The shares to which a person is entitled is determined generally in the same manner as under the Corporations Law as that law was in force on 6 March 1998.

In broad terms, a person's entitlement includes any shares in which the person or their associate has a 'relevant interest'. Generally, a person will have a relevant interest in a share if they have power to control the exercise of votes attaching to the share or control the disposal of the share, whether or not they are the registered holder of the share. A relevant interest may exist even though a person has indirect control, through a company or series of companies which they control, over the disposal or the exercise of votes attaching to a share.

Power to obtain information relating to shareholding restrictions

The NSW Totalizator Act and NSW Tab Privatisation Act enable any director of Tab, Tab's company secretary or the Minister administering the NSW Totalizator Act or the NSW Tab Privatisation Act to require anyone who is entitled to Tab shares (or who they suspect of being entitled to Tab shares) to provide information to determine whether there is any breach of the shareholding restrictions.

The Tab directors may also require information to determine compliance with the shareholding restrictions in accordance with Tab's constitution.

The Tab directors must exercise their powers (whether under the NSW Totalizator Act, the NSW Tab Privatisation Act or the Tab constitution) to require information from a person who the Tab directors have reason to suspect has contravened the shareholding restrictions or is the registered holder of Tab shares to which a person who has contravened the shareholding restrictions is entitled.

Divestiture provisions relating to breach of shareholding restrictions

Where a person fails to comply with a request for information or contravenes the shareholding restrictions relating to Tab:

- voting and dividend rights attaching to Tab shares to which the applicable person is entitled may be suspended; and
- the registered holder of Tab shares to which the applicable person is entitled may be required to dispose of those Tab shares.

Voting or dividend rights attaching to Tab shares to which an applicable person is entitled may be affected and orders may require the disposal of those Tab shares even though the applicable person is not the registered holder of the Tab shares (for example, voting or dividend rights attaching to Tab shares held by the Tabcorp Group may be affected, or such Tab shares may be required to be divested, even if the applicable person is someone other than a Tabcorp Group member (such as a holder of Tabcorp Shares)).

If the Tab directors form the opinion that a Tab shareholder has contravened the shareholding restrictions or holds Tab shares to which a person who has contravened the shareholding restrictions is entitled, the Tab directors must require the disposal of Tab shares held by the Tab shareholder and suspend the voting and dividend rights attaching to those Tab shares. The number of Tab shares affected is the number of Tab shares which, in the opinion of the Tab directors, would be required to be disposed of so that the shareholding restrictions are no longer contravened.

The Tab directors must also require the disposal of Tab shares and suspend voting and dividend rights attaching to those Tab shares held by a person who has been given, or in respect of whom Tab has been given, certain notices by the New South Wales Racing Minister under the NSW Totalizator Act or the NSW Tab Privatisation Act.

Exemption for the 'nominated company'

Tabcorp Investments No. 4 Pty Ltd (being the company which acquired all of the shares in Tab and which was nominated by the New South Wales Racing Minister as the 'nominated company' under section 37A of the NSW Tab Privatisation Act), and its related bodies corporate, are exempt from the provisions of Division 3 of Part 3 of the NSW Totalizator Act, and the provisions of Division 2 of Part 8 of the NSW Tab Privatisation Act, while the exemption granted to Tabcorp Investments No. 4 Pty Ltd, as the 'nominated company', and its related bodies corporate, by section 37A of the NSW Tab Privatisation Act is in force.

Pursuant to section 37A of the NSW Tab Privatisation Act, if the New South Wales Racing Minister is satisfied that:

- Tabcorp (as the ultimate holding company of Tabcorp Investments No. 4 Pty Ltd) is no longer listed on the ASX; or
- there no longer exists, under the law of a jurisdiction other than New South Wales or otherwise, a prohibition on shareholding interests in Tabcorp (as the ultimate holding company of Tabcorp Investments No. 4 Pty Ltd) with substantially the same effect as the prohibition on shareholding interests in Tab under Division 2 of Part 8 of the NSW Tab Privatisation Act; or
- Tab is not wholly owned by Tabcorp Investments No. 4 Pty Ltd, or is not a subsidiary of Tabcorp Investments No. 4 Pty Ltd,

the New South Wales Racing Minister is to serve a notice (a ***suspension notice***) on Tabcorp Investments No. 4 Pty Ltd declaring that the exemption granted to Tabcorp Investments No. 4 Pty Ltd under section 37A is suspended from the day specified in the notice (being a day not less than 3 months after service of the notice).

The New South Wales Racing Minister is, by further notice served on Tabcorp Investments No. 4 Pty Ltd, to revoke the suspension notice and terminate the suspension effected by that notice if, in effect, the relevant event which gave rise to the suspension notice has been rectified.

While the exemption under the NSW Totalizator Act from the provisions of Division 3 of Part 3 of that Act applies to Tabcorp Investments No. 4 Pty Ltd, the Tabcorp Group is also exempt from the provisions of the NSW Totalizator Act which would otherwise prevent members of the one corporate group holding a licence under the NSW Totalizator Act (i.e. the NSW Totalizator Licences) and a casino licence under the NSW Casino Control Act (i.e. the NSW Casino Licence).

(h) Other restrictions

(i) Prohibitions on directors and others

Tabcorp will be in breach of the Gambling Regulation Act if a director of Tabcorp or of an operator of the Victorian Wagering Licence or the Victorian Gaming Licence:

- is a director of, or has voting power of 5% or more in, the holder of a casino licence under the *Casino Control Act 1991* (Vic) or the holder of a gaming operator's licence under Division 3 of Part 4 of Chapter 3 of the Gambling Regulation Act or another person that holds a public lottery licence under Division 2 of Part 3 of Chapter 5 of the Gambling Regulation Act; or
- is a trustee of the will and estate of the late George Adams or a beneficiary in that estate.

Further, Tabcorp, its related bodies corporate and its associates (as defined in section 1.4 of the Gambling Regulation Act) are not permitted, amongst other things:

- to hold a casino licence under the *Casino Control Act 1991* (Vic) or to be employed by, or significantly associated with, the holder of such a licence;
- to hold a gaming operator's licence under Division 3 of Part 4 of Chapter 3 of the Gambling Regulation Act or to be employed by, or significantly associated with, the holder of such a licence (except for the purposes of Chapter 6 of the Gambling Regulation Act, which relates to Club Keno); or
- subject to certain exceptions, to hold a venue operator's licence under the Gambling Regulation Act.

(ii) Prohibitions on certain issues and disposals of shares

Under Tabcorp's constitution, during the Relevant Period for NSW Tabcorp must obtain the written approval of the NSW Casino Control Authority before issuing shares in a new class of shares or disposing of any shares in Tabcorp Investments Pty Ltd and Tabcorp Participant. Tabcorp Investments Pty Ltd owns all of the shares in Star City Holdings, which in turn owns all of the shares in Star City. Tabcorp Participant, amongst other things, holds shares in Tabcorp Investments Pty Ltd.

Similarly, under its constitution Tabcorp must, during the Relevant Period for Queensland, obtain the written approval of the Queensland Minister before issuing shares in a new class of shares or disposing of any shares in Tabcorp Investments No.2 Pty Ltd and Tabcorp Participant. Tabcorp Investments No.2 Pty Ltd owns all of the shares in Jupiters, which holds, or owns various entities which hold, licences relating to casinos in Queensland. Tabcorp Participant, amongst other things, holds shares in Tabcorp Investments No.2 Pty Ltd.

Further, under its constitution Tabcorp must, during the Relevant Period for Tab (NSW), obtain the written approval of the Tab (NSW) Ministers before disposing of any shares in Tabcorp Investments No.4 Pty Ltd. Tabcorp Investments No.4 Pty Ltd owns all of the shares in Tab, which holds the NSW Totalizator Licences.

(iii) Major changes (including in relation to associates)

It is a condition of the NSW Casino Licence that, except with the prior written approval of the NSW Casino Control Authority, Star City must not allow a major change in the state of affairs existing in relation to it if it is within Star City's power to prevent that change. Star City must also notify the NSW Casino Control Authority in writing of the likelihood of any change in such state of affairs.

A major change in the state of affairs existing in relation to Star City includes, amongst other things, any change in the state of affairs which results in a person becoming a close associate of Star City. Broadly speaking, a person will be a close associate of Star City if that person holds an interest, power or position in relation to the Star City Casino business such that the person can significantly influence the management or operation of the Star City Casino business.

Similarly, Tabcorp and an operator under the Victorian Wagering Licence and the Victorian Gaming Licence are required to notify the VCGR of any change which results in a person becoming an associate of either of them and the approval of the VCGR may be required before such a change occurs.

1.6 KEY CONTRACTUAL ARRANGEMENTS

(a) Victorian Joint Venture Agreement

The Victorian Joint Venture Agreement establishes an unincorporated joint venture between Tabcorp Participant, a wholly-owned subsidiary of Tabcorp, and VicRacing, and entitles VicRacing to a 25% interest in the income generated from, and the expenses incurred in, Tabcorp's conduct of the activities under the Victorian Wagering Licence and the Victorian Gaming Licence (which relate to Victorian operations). This 25% interest amounted to $89.4 million (net) for the year ended 30 June 2005.

A wholly-owned subsidiary of Tabcorp, Tabcorp Manager Pty Ltd, carries out the day to day management of the joint venture in accordance with the terms of the Victorian Joint Venture Agreement, approved operating plans and budgets and the lawful directions of a management committee established under the Victorian Joint Venture Agreement. One representative of Tabcorp Participant and one representative of VicRacing are entitled to vote on the management committee. In general, each voting representative must vote in favour of a resolution for it to be approved by the management committee.

In the context of the acquisition of Tab, the Tabcorp Group and VicRacing also agreed that, post-acquisition, certain arrangements may be implemented between Tab and the joint venture management company, with the management company paying fees for services provided by Tab for the purposes of the joint venture. The fees payable under these arrangements become due to the extent that certain net synergies are realised.

The Tabcorp Group owns the principal assets (other than certain jointly-generated intellectual property) used in the conduct of the joint venture and employs the employees engaged in the conduct of the joint venture. The actual costs to the Tabcorp Group of providing such assets and the services of the employees are charged to the joint venture. The Tabcorp Group also provides (by way of loan) working capital required for the joint venture's day to day operations if, from time to time, there is a shortfall in money available from joint venture activities for that purpose. The provision of such working capital does not attract a funding charge and loans are repayable when sufficient money is available.

The joint venture management company is authorised to make a call on each of Tabcorp Participant and VicRacing if a loss occurs in any quarter. The amount called will be the amount necessary to cover the loss and will be made on each joint venturer in proportion to their relevant percentage interest in the joint venture.

If a joint venturer fails to pay a call, the other joint venturer is obliged to pay the relevant amount to the management company. That amount, plus a surcharge or interest charge, is a debt due and payable from

the defaulting joint venturer to the other joint venturer. The Victorian Joint Venture Agreement contains a detailed regime pursuant to which such debts are repayable out of a defaulting joint venturer's income from the joint venture and, in the case of VicRacing, also from product supply fees payable to Racing Products Victoria Pty Limited (see section 1.6(b)).

The amount which is able to be recovered by Tabcorp Participant in any one financial year is limited to the extent that the aggregate payments made to VicRacing (as income from the joint venture) and Racing Products Victoria Pty Limited (as fees) otherwise would total less than $100 million in any financial year. This limitation is a timing limitation only and does not reduce the quantum recoverable.

Subject to two exceptions, a joint venturer may not grant security over or sell or transfer any of its interest in the joint venture without the consent of the other joint venturer (which may be granted or withheld by the other joint venturer in its absolute discretion). The first exception is the granting of certain security in favour of the other joint venturer. The second exception would allow VicRacing to sell or transfer the whole or part of its interest in the joint venture to one or more of the principal Victorian racing bodies.

The joint venture will terminate automatically if Tabcorp ceases to hold the Victorian Wagering Licence and the Victorian Gaming Licence, or the licences issued on the expiry of those licences. In addition, the joint venture may be terminated:

- by agreement between the joint venturers;
- by a joint venturer on 60 days' notice, if certain insolvency events occur in relation to the other joint venturer; or
- by Tabcorp Participant on 60 days' notice, if any one or more of the Victoria Racing Club, Moonee Valley Racing Club Inc or the Melbourne Racing Club ceases for at least 90 days to have the right to conduct races and as a result the racing program (see section 1.6(b)) is materially affected.

Tabcorp guarantees the performance by Tabcorp Participant and the joint venture management company of their respective obligations under the Victorian Joint Venture Agreement.

(b) Victorian Racing Program Agreement and Victorian Product Supply Agreement

The Victorian Racing Program Agreement and the Victorian Product Supply Agreement are agreements whereby the major Victorian racing bodies have undertaken to provide services and information to the Tabcorp Group, including an annual program of race meetings in Victoria and information required to conduct totalizators in Victoria on racing within the state, interstate and overseas.

Fees payable to Racing Products Victoria Pty Limited for the services under the Victorian Product Supply Agreement are calculated as 18.8% of turnover less dividends paid to bettors (that is, revenue) on totalizator betting on thoroughbred, harness and greyhound racing. For the year ended 30 June 2005, those fees amounted to $108.6 million.

Under the Victorian Racing Program Agreement, Racing Products Victoria Pty Limited receives a minimum payment of $50 million per annum for the supply of the racing program in Victoria. Under the Victorian Product Supply Agreement, it also receives a minimum of $2.5 million per annum for developing a marketing program. Both of these payments to Racing Products Victoria Pty Limited are indexed to the growth in off-course net wagering revenue from the 1996/97 financial year. The indexation amounts to $25.4 million for the year ended 30 June 2005.

In general, until at least 24 hours after the running of each race, the Tabcorp Group may only use the racing program provided under the Victorian Racing Program Agreement and information concerning

thoroughbred, harness and greyhound racing provided under the Victorian Product Supply Agreement for the purposes of the joint venture between Tabcorp Participant and VicRacing.

In general, the joint venturers will not be permitted to obtain information relating to thoroughbred, greyhound and harness racing other than from Racing Products Victoria Pty Limited. However, if Racing Products Victoria Pty Limited were to default under the Victorian Product Supply Agreement, Tabcorp Participant would be permitted to negotiate with interstate racing bodies for the supply of such information. The fee to be paid to Racing Products Victoria Pty Limited would be reduced by the amounts paid to any interstate racing body.

The Victorian Racing Program Agreement and the Victorian Product Supply Agreement will terminate only upon termination of the Victorian Joint Venture Agreement.

Tabcorp guarantees the performance by Tabcorp Participant and the joint venture management company of their respective obligations under the Victorian Racing Program Agreement and the Victorian Product Supply Agreement.

Taking into account all of the agreements with the Victorian Racing Industry discussed in sections 1.6(a) and 1.6(b), the total amount paid to the Victorian Racing Industry for the year ended 30 June 2005 was $275.8 million. The individual components of this aggregate amount are set out in sections 1.6(a) and 1.6(b).

(c) Racing Distribution Agreement – NSW

(i) General

Pursuant to section 43(2) of the NSW Totalizator Act, it is a condition of the NSW Totalizator Licences that Tab must have in place, and must give effect to, commercial arrangements with NSW Racing in respect of the NSW Totalizator Licences and the conduct of activities authorised by them.

Tab, NSW Racing and the NSW Racing Controlling Bodies entered into the Racing Distribution Agreement in satisfaction of this condition.

As a result of the acquisition of Tab by the Tabcorp Group in 2004, it also became a condition of the NSW Totalizator Licences that both Tab and Tabcorp put in place and give effect to such commercial arrangements as NSW Racing considered necessary to ensure that it was in no less favourable a position under the relevant arrangements in force under section 43(2) of the NSW Totalizator Act than it was under the arrangements that were in force immediately before Tabcorp acquired Tab.

Consequently, following the acquisition of Tab by Tabcorp in 2004, certain amendments were made to the Racing Distribution Agreement to reflect the fact that Tab had become a subsidiary of Tabcorp, including, amongst other things, to make Tabcorp a party to the agreement so that it could assume certain obligations, and receive the benefit of certain covenants, under the agreement. The terms of the Racing Distribution Agreement described below are those as amended by the amendments which were made in 2004 as a result of Tabcorp's acquisition of Tab.

The Racing Distribution Agreement, amongst other things, provides for:

- NSW Racing to make available to Tab information regarding races to be held in New South Wales; and
- Tab to pay NSW Racing a share of its wagering revenue and wagering earnings (as described below).

Subject to the express terms of the Racing Distribution Agreement, each party has the right to conduct and manage its business as it thinks fit.

(ii) Obligations of the NSW Racing Controlling Bodies

Each NSW Racing Controlling Body must ensure that NSW Racing performs its obligations under the Racing Distribution Agreement in so far as those obligations relate to the racing code which that NSW Racing Controlling Body administers and must make, maintain and enforce legally binding directions under the NSW Totalizator Act to racing clubs in its respective racing code to enable NSW Racing to comply with its obligations under the Racing Distribution Agreement.

(iii) Requirement to act and make decisions in interests of NSW Racing

Under the Racing Distribution Agreement, each of Tab and Tabcorp undertake to NSW Racing that it will act and make decisions with the intent of maximising total payments of certain fees payable by Tab to NSW Racing, although this will not oblige Tab or Tabcorp to make or continue to make capital investment if such investment would not provide it with appropriate commercial returns for a business or activity of a similar kind.

In addition, each of Tab and Tabcorp undertakes to NSW Racing that it will not take any action, or make any decision, which could reasonably be expected to materially reduce the total amount of certain fees that otherwise could reasonably have been expected to have been payable by Tab to NSW Racing but for such action or decisions, or which could reasonably be expected to materially adversely affect the development of racing in New South Wales.

The 2004 amendments made it clear that the above requirements do not affect the manner in which the Tabcorp Group conducts the casino, gaming and wagering and network games businesses which were owned by the Tabcorp Group as at 31 December 2003 where that is consistent with the manner in which they were conducted as at 31 December 2003. Nevertheless, the above requirements may have an influence on decisions made by the Tabcorp Group with respect to its future operations.

If any action or decision of Tab or Tabcorp results in a material reduction in the total payments of certain fees that could reasonably have been expected to have been payable to NSW Racing but for such actions or decisions, or results in a material adverse effect on the development of racing in New South Wales that otherwise could reasonably have been expected, Tab and Tabcorp are required, at their cost, to take all steps necessary to alleviate such effect.

Tab and Tabcorp are required to procure that their related bodies corporate and associates comply with the various obligations to which they are subject.

(iv) NSW racing and coverage programme

The Racing Distribution Agreement sets out the minimum number of:

- race meetings that are required to be held in New South Wales for each financial year; and
- annual race meetings in respect of which Tab is required to conduct off course totalizators,

which may, subject to limited exceptions, be varied only by agreement.

The Racing Distribution Agreement also contains a procedure for NSW Racing to determine the New South Wales racing programme, and for Tab to determine its coverage of that programme (***Tab Coverage Programme***), for each financial year, over and above the minimum requirements set by the agreement.

NSW Racing is required to supply Tab with certain information in relation to races in New South Wales that form part of the Tab Coverage Programme.

(v) Fees and other amounts payable to NSW Racing

In broad terms, Tab is required to pay to NSW Racing in accordance with the Racing Distribution Agreement:

- a product fee of 21.9965% of net wagering revenue (calculated as the sum of off-course race receipts, on-course race receipts and other totalizator receipts, in each case less dividends payable to the public (after rounding)); and
- a wagering incentive fee, being, in any six month period, an amount calculated by reference to 25% of wagering earnings (as defined in the Racing Distribution Agreement),

in each case, where the revenue or earnings are received by Tab under the NSW Totalizator Licences (or under any other New South Wales licence relating to wagering activities (as defined in the Racing Distribution Agreement)).

In addition, the Racing Distribution Agreement provides for an annual fixed product fee to be payable by Tab to NSW Racing. The net amount of the annual fixed product fee payable to NSW Racing (after taking account of NSW Racing's 25% share, through the wagering incentive fee, of the cost of the fixed product fee) is as follows:

Financial year	Net fixed product fees payable to NSW Racing
2005/2006	$4.50 million
2006/2007	$6.75 million
2007/2008	$9.00 million
Subsequent financial years	$9.00 million, indexed to CPI (Sydney), based on dividing the CPI (Sydney) number last published prior to the start of the relevant year by that last published prior to 30 June 2007.

The Racing Distribution Agreement also provides that any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent that such fixed odds wagering was not conducted by Tab during 2003, will be subject to a product fee agreed between Tab and NSW Racing. Total fees paid to NSW Racing for the year ending 30 June 2005 were $222.8 million.

(vi) Liability for racing clubs' losses caused by Tab or Tabcorp breach

If Tab or Tabcorp breaches the Racing Distribution Agreement, it will be liable to pay damages for any loss or damage incurred by NSW Racing or a NSW Racing Controlling Body as a result of that breach. Each of Tab and Tabcorp has agreed that any such damages will include any loss or damage suffered by racing clubs as a result of any breach of the Racing Distribution Agreement by Tab or Tabcorp (as the case may be) and any compensation payable by a NSW Racing Controlling Body to racing clubs under arrangements they enter into from time to time for the distribution of monies paid by Tab or Tabcorp to NSW Racing under the Racing Distribution Agreement.

There is no limit on the potential liability of Tab or Tabcorp in damages in respect of any breach of the Racing Distribution Agreement or on the amount which Tab or Tabcorp (as the case may be) may be required to incur to comply with undertakings it has provided under the Racing Distribution Agreement. Further, Tabcorp can be liable (on an unlimited basis) for any liability of Tab under the Racing Distribution Agreement under the guarantee referred to in section 1.6(c)(viii).

(vii) Termination

The Racing Distribution Agreement will continue in force and effect for as long as Tab holds the licences granted under the NSW Totalizator Act.

If Tab ceases to hold a NSW Totalizator Licence, the Racing Distribution Agreement will cease to have any further effect to the extent that it relates to the activities which Tab conducted under that licence.

NSW Racing is also entitled to terminate the Racing Distribution Agreement if:

- Tabcorp ceases to be admitted to the official list of the ASX;
- Tabcorp ceases to have control of Tab or Tabcorp ceases to own 50% of the issued voting shares in Tab;
- Tabcorp (or one of its wholly owned subsidiaries) ceases to be the nominated company for the purposes of section 37A of the NSW Tab Privatisation Act and Tabcorp ceases to be exempt from the application of the NSW Totalizator Act and the NSW Tab Privatisation Act to the extent that it prohibits certain shareholding interests in Tab, including a shareholding in Tab of more than 10% of the total number of voting shares in Tab (see section 1.5(g));
- the New South Wales Racing Minister serves a suspension notice on Tabcorp or one of its subsidiaries pursuant to section 37A of the NSW Tab Privatisation Act and the period specified in that notice for the relevant event to be cured expires without that notice being revoked in accordance with section 37A of the NSW Tab Privatisation Act (se section 1.5(g));
- the exception in section 37A of the NSW Tab Privatisation Act (and any equivalent provision in any replacement legislation) ceases to be in force and there is no provision in the constitution of, or other legislation applicable to, Tabcorp which would preclude a person from acquiring more than 20% of the voting shares in Tabcorp; or
- certain insolvency events occur in relation to Tab or Tabcorp.

(viii) Guarantee

Tabcorp has provided a financial and performance guarantee in respect of Tab's obligations under the Racing Distribution Agreement.

(d) Taxation and levies on Star City

On 14 December 1994, the State of New South Wales and Star City entered into:

- the Casino Duty and Community Benefit Levy Agreement; and
- the Casino Taxes Agreement.

These agreements are described below.

Casino Duty and Community Benefit Levy Agreement

The Casino Duty and Community Benefit Levy Agreement is an agreement under which the parties agreed the manner in which the casino duty and casino responsible gambling levy (previously known as the community benefit levy) to be paid by Star City under New South Wales law would be calculated and paid during the period of 12 years commencing on 13 September 1995.

The parties have agreed that, during that 12 year period, the rates at which the casino duty and casino responsible gambling levy would be charged would be fixed. By way of exception, however, the State of New South Wales can elect to change the rate of the casino responsible gambling levy provided there is also a corresponding and 'offsetting' change in the rate of the casino duty. The calculations of the casino duty are also subject to adjustments to reflect changes in a consumer price index.

The agreement provides for the State of New South Wales to review the casino duty and casino responsible gambling levy arrangements applying to Star City on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement. In conducting that review, the Treasurer of New South Wales is required to (amongst other things):

- provide Star City with an opportunity to make representations and submissions and give due regard to those submissions;
- give due regard to the financial viability of Star City and Star City earning a fair return on capital (having regard to, amongst other things, the prevailing rates of tax applicable to all forms of lawful gaming in New South Wales at that time); and
- ensure that any casino duty is calculated by reference to and dependent on receipt of gross revenue.

Status of the 2007 review process

Formal discussions in relation to the 2007 review of casino duty and the responsible gambling levy have not commenced. Informal discussions have commenced with the New South Wales Treasurer, the relevant Minister and relevant government officers, but no timing for the review process has been decided.

Under the terms of the Casino Duty and Community Benefit Levy Agreement, the Treasurer:

- must review the amount and basis for calculation of the casino duty on 13 September 2007 (i.e., the 12 year review date), but
- cannot review the amount and basis for calculation of the duty prior to that date.

The agreement is otherwise silent on the timing of the review process itself.

No timeframe has been agreed with the New South Wales government in relation to the review as at the date of this Bidder's Statement. Accordingly, Tabcorp can only expect that the review will be completed prior to 13 September 2007.

Casino Taxes Agreement

The Casino Taxes Agreement covers certain matters arising in connection with:

- Part 8 of the NSW Casino Control Act – which is that part of the Act which deals with the casino duty and the responsible gambling levy (previously known as community benefit levy); and
- the Casino Duty and Community Benefit Levy Agreement.

The key provisions of the Casino Taxes Agreement are:

- an obligation on Star City to insure, in the case of partial or total loss or destruction of the Star City casino complex, the loss of casino duty and responsible gambling levy during any interruption to operations at the casino, for not less than 36 months (further described in section 1.4(f)(vi));
- the creation of a separate indemnity by Star City in favour of the NSW Casino Control Authority for any unpaid moneys under the Casino Duty and Community Benefit Levy Agreement or any other moneys not paid by, or which are irrecoverable from, Star City but which are due under the NSW Casino Control Act;
- an obligation on Star City to provide a bank guarantee to the NSW Casino Control Authority to secure, amongst other things, Star City's obligations under the Casino Duty and Community Benefit Levy Agreement;

- an acknowledgement by Star City that the fixed and floating charge provided to the NSW Casino Control Authority (further described in section 1.4(f)(ii)) secures, amongst other things, Star City's obligations under Part 8 of the NSW Casino Control Act and the Casino Duty and Community Benefit Levy Agreement;
- to impose a default interest obligation on Star City in the event Star City defaults in making payment of moneys payable to the NSW Casino Control Authority; and
- to create a mechanism whereby any default under the Casino Taxes Agreement can be considered a breach of a condition of the NSW Casino Licence.

(e) Queensland Casino Agreements

Jupiters and other relevant members of the Jupiters Group (that is, those holding the Queensland Casino Licences) and the State of Queensland are parties to the Queensland Casino Agreements, which regulate the holding of the Queensland Casino Licences and certain matters concerning the corporate structure of the Jupiters Group.

The Queensland Casino Agreements in relation to Conrad Jupiters and Conrad Treasury require Jupiters to, amongst other things:

- provide copies of its financial accounts to the State of Queensland on a half yearly basis;
- obtain the prior approval of the State of Queensland before:
  - a director is appointed to Jupiters;
  - Jupiters enters into any loan agreement;
  - Jupiters issues any voting shares, non-voting shares or securities convertible into voting shares except in certain limited circumstances;
  - Jupiters transfers the units in Jupiters Trust, the entity through which the casino licence for Conrad Jupiters is owned;
  - Jupiters alters its constitution; or
  - Jupiters appoints independent auditors;
- provide or obtain information concerning its shareholders as required by the State of Queensland; and
- enforce the disposal of shares held by persons in Jupiters in accordance with Jupiters' constitution, and the vacation of office of any directors of Jupiters in accordance with any direction by the State of Queensland. The relevant provisions of Jupiters' constitution are summarised in section 1.5(f).

The Queensland Casino Agreement in respect of Jupiters Townsville contains corresponding requirements to some of those set out above in relation to Breakwater Island Limited and the Breakwater Island Trust (both of which are wholly-owned by the Jupiters Group).

(f) Gold Coast Convention and Exhibition Centre agreements

Jupiters has entered into a number of agreements relating to the construction and operation of the GCCEC. The key agreement is a management contract with the State of Queensland for a term of ten years from the opening of the GCCEC (which occurred in June 2004) with an option for a further ten years. Jupiters is entitled to receive 1.1% (inclusive of GST) of the GCCEC's total revenue and 11% (inclusive of GST) of gross operating profit in each year as management fees. It is also obliged to cover any operating shortfalls although, if shortfalls occur, they may be recovered out of future operating profits.

1.7 TABCORP GROUP DEBT FACILITIES

The Tabcorp Group's principal debt facilities are currently:

- a $900,000,000 syndicated loan facility with Australia and New Zealand Banking Group Limited, Barclays Bank PLC, Commonwealth Bank of Australia, HSBC Bank Australia Limited, National Australia Bank Limited and Westpac Banking Corporation. At 30 April 2006, this facility was drawn to $712,000,000;
- a $450,000,000 loan facility with National Australia Bank Limited. At 30 April 2006, this facility was drawn to $305,000,000;
- a $200,000,000 loan facility with Australia and New Zealand Banking Group Limited. At 30 April 2006, this facility was drawn to $200,000,000;
- an Australian Medium Term Note Program under which $385,000,000 of fixed rate notes and $65,000,000 of floating rate notes were outstanding at 30 April 2006; and
- a US private placement under which US$625,000,000 fixed rate notes and AUD$100,000,000 floating rate notes were outstanding at 30 April 2006.

The events of default applicable to each of these debt facilities are similar to, and not materially wider in scope than, the events of default applicable under the Loan Facility which will be used to provide the funds to satisfy the cash component of the Cash and Share Alternative under the Offer (as discussed in section 6.5).

Members of the Tabcorp Group have entered into interest rate swaps and currency swaps to hedge the Tabcorp Group's exposure to certain interest rate and currency risks.

1.8 ADDITIONAL INFORMATION REGARDING TABCORP

(a) Publicly available information

Tabcorp has been listed on ASX since 1994. A substantial amount of information concerning Tabcorp has previously been notified to ASX.

(b) Regular reporting and disclosure obligations

Tabcorp is a 'disclosing entity' for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Tabcorp to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the financial market operated by ASX. In particular, Tabcorp has an obligation under the ASX Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it becomes aware concerning Tabcorp which a reasonable person would expect to have a material effect on the price or value of Tabcorp Shares.

A summary of the ASX announcements made in relation to Tabcorp between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure A, other than those ASX announcements which were also made in relation to UNiTAB and were made by a person other than Tabcorp (those announcements are summarised in Annexure B). Copies of announcements made by Tabcorp to ASX are available from ASX (www.asx.com.au).

(c) Financial reports

The annual report for Tabcorp for the year ended 30 June 2005 was lodged with ASX on 29 September 2005 and given to ASIC on that date.

(d) Copies of available information

Copies of documents lodged with ASIC in relation to Tabcorp may be obtained from, or inspected at, an ASIC office.

In addition, Tabcorp will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period:

- the annual financial report of Tabcorp for the year ended 30 June 2005;
- the half year financial report for Tabcorp for the half year ended 31 December 2005, which was lodged with ASX by Tabcorp on 23 February 2004 and given to ASIC on that date;
- the half year report for Tabcorp for the half year ended 31 December 2005 sent to shareholders with the interim dividend, which was lodged with ASX by Tabcorp on 10 April 2006 and given to ASIC on that date; and
- any continuous disclosure notices given by Tabcorp to ASX since its annual financial report for the year ended 30 June 2005 was lodged with ASIC (that is, since 29 September 2005).

To obtain a copy of any of the above documents during the Offer Period, interested persons may telephone the Tabcorp Offer information line on 1800 639 707 (toll-free within Australia) or on +61 3 9415 4332 (from outside Australia) or alternatively obtain this information from Tabcorp's website (www.tabcorp.com.au).

1.9 OVERVIEW OF BIDDER

Bidder is a wholly owned subsidiary of Tabcorp.

Bidder was incorporated in Australia on 30 June 2003. Since that time, it has not conducted any business. Its current principal activity is to invest in UNiTAB Shares.

The directors of Bidder are Matthew Slatter and Kerry Willcock. Information relating to Matthew Slatter is set out in section 1.3. Information in relation to Kerry Willcock (who is a member of Tabcorp's senior executive team), including her role within the Tabcorp Group, is set out below.

Kerry Willcock

Executive General Manager – Corporate and Legal

Kerry Willcock was appointed as Executive General Manager – Corporate and Legal of Tabcorp in February 2005, and is the Company Secretary for Tabcorp. Ms Willcock holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. Ms Willcock has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

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Section 2
Information about Tabcorp Securities


CONRAD JUPITERS
SKY CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD TREASURY
TAB

2. Information about Tabcorp Securities

2.1 TABCORP ISSUED SECURITIES

As at the date of this Bidder's Statement, there are on issue:

- 524,927,016 Tabcorp Shares;
- 4,739,286 unlisted executive options to subscribe for Tabcorp Shares; and
- 503,610 share rights under the Long Term Performance Plan discussed in section 2.7(a).

2.2 TRADING OF TABCORP SHARES

The closing sale price of Tabcorp Shares on ASX on 5 June 2006 (being the last Trading Day before the date of this Bidder's Statement) was $15.50.

The highest recorded sale price of Tabcorp Shares on ASX in the four months before the date of this Bidder's Statement was $15.93. The lowest recorded sale price of Tabcorp Shares on ASX in the four months before the date of this Bidder's Statement was $14.78.

Figure 2.2.1 sets out the daily closing price of Tabcorp Shares and daily volume of Tabcorp Shares traded on ASX from 5 June 2005 to 5 June 2006.

Figure 2.2.1: Daily closing price and daily volume of Tabcorp Shares



$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
Closing share price
12,000
10,000
8,000
6,000
4,000
2,000
Volume traded ('000)
Jun-05
Aug-05
Oct-05
Jan-06
Mar-06
Jun-06
Volume
Closing price

The volume weighted average sale price of Tabcorp Shares on ASX:

- over the six months to 5 June 2006 was $15.41;
- over the three months to 5 June 2006 was $15.39; and
- over the month to 5 June 2006 was $15.52.

2.3 DIVIDENDS

Tabcorp paid a fully franked dividend of 81 cents per share in respect of the year ended 30 June 2005, being 40 cents in respect of the six months to 31 December 2004 and 41 cents in respect of the six months to 30 June 2005. This compared to 71 cents per share for the year ended 30 June 2004 and 67 cents per share for the year ended 30 June 2003.

On 23 February 2006, Tabcorp declared a fully franked interim dividend of 44 cents per share in respect of the six months ended 31 December 2005 (which dividend was paid on 10 April 2006).

Tabcorp's history of paying increasing fully franked dividends is currently expected to continue if Bidder acquires all of the UNiTAB Shares, subject to the availability of sufficient profits and franking credits.

2.4 RIGHTS ATTACHING TO THE TABCORP SHARES OFFERED

The Tabcorp Shares received as consideration under the Offer will be fully paid and rank equally with existing Tabcorp Shares from the date of their issue.

Tabcorp Shares are quoted on ASX. In the United States of America, shares in Tabcorp are traded in sponsored American Depository Receipt form.

An application will be made within seven days after the start of the Bid Period to ASX for official quotation of the Tabcorp Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the Tabcorp Shares issued under this Offer will be quoted on ASX, but quotation is expected in the ordinary course as Tabcorp is already admitted to the Official List of ASX.

The rights and restrictions attaching to the Tabcorp Shares which will be issued as the consideration, or part of the consideration, under the Offer are primarily set out in Tabcorp's constitution and in the Corporations Act and are subject to statutory, common law and ASX Listing Rule requirements. The main rights and liabilities attaching to the Tabcorp Shares are summarised in Annexure D and sections 1.5(c) and 1.5(d).

2.5 TABCORP DIVIDEND REINVESTMENT PLAN

Tabcorp has established a dividend reinvestment plan which provides Tabcorp Shareholders with a choice of reinvesting dividends paid on Tabcorp Shares in Tabcorp Shares rather than receiving such dividends in cash. The dividend reinvestment plan commenced operation in relation to Tabcorp's interim dividend for the year ending 30 June 2004.

Participation in the DRP is optional and is generally open to all holders of Tabcorp Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The Tabcorp Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of Tabcorp's constitution or may be contrary to any law.

A shareholder may participate in the DRP in respect of some or all of their shares.

The Tabcorp Board will determine with respect to the operation of the DRP for any dividend whether to issue new Tabcorp Shares or to cause a transfer of existing Tabcorp Shares to a participant, or to effect a combination of both.

Shares issued or transferred to participants under the DRP will be acquired at the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of Tabcorp Shares sold in the ordinary course of trading on ASX over 10 Trading Days starting on (and including) the second business day following the record date in respect of the relevant dividend, less a discount (if any) set by the Tabcorp Board from time to time. The discount may not exceed 2.5%.

The dividend payable on Tabcorp Shares which are subject to the DRP (after deducting any withholdings, such as withholding tax) will be credited to a 'DRP account' maintained on behalf of the participant and then applied on the participant's behalf in subscribing for or acquiring additional Tabcorp Shares. Any balance remaining in a participant's DRP account after Tabcorp Shares have been issued or acquired will be carried forward in the participant's DRP account and added to the next dividend entitlement. No interest will accrue in respect of any balance in a DRP account.

No brokerage, commission or other transaction costs will be payable by participants on Tabcorp Shares acquired under the DRP. Tabcorp Shares issued under the DRP will, from the date of issue, rank equally in all respects with all other Tabcorp Shares. Tabcorp will apply for quotation on ASX of Tabcorp Shares issued under the DRP.

The DRP may be varied, suspended or terminated by the Tabcorp Board at any time.

2.6 TABCORP SHAREHOLDER BENEFITS SCHEME

Tabcorp has a shareholder benefits scheme that provides Tabcorp Shareholders who hold a minimum of 200 Tabcorp Shares with benefits such as special hotel room rates and restaurant discounts at the Tabcorp Group's hotel and casino complexes. Details in relation to the shareholder benefits scheme are available from Tabcorp's website (www.tabcorp.com.au).

2.7 EMPLOYEE SHARE PLANS

At Tabcorp's AGM on 30 October 2003, shareholders approved the implementation of two employee share plans by Tabcorp. The plans replaced previous employee share plans operated by Tabcorp.

Part of the reason for the introduction of the plans is to provide key employees whose actions and decisions have strategic and operational importance to Tabcorp with a total annual reward package comprising a mix of base pay as well as short and long term incentive components.

The following is a summary only of the key terms of the plans.

(a) Long Term Performance Plan

The first plan, the 'Long Term Performance Plan', provides the long-term incentive component of the reward package for key employees through a mix of performance options and share rights. Vesting of both performance options and share rights occur over a three to five year period and are based on the satisfaction of performance hurdles based on Tabcorp's comparative performance in the market. Performance options have an exercise price based on the value of Tabcorp Shares at grant. Share rights deliver the whole value of fully paid ordinary shares to the participant.

Allocations to senior executives under the Long Term Performance Plan are structured to deliver an average annual target reward value of up to 25% of the total annual reward package. Allocations for other key employees provide a more conservative reward outcome as a percentage of total annual reward.

On termination of employment, an employee's entitlements which have not vested will lapse, and entitlements which have vested will be exercisable for 90 days, following which they will lapse.

(b) Deferred Share Plan

Tabcorp Shares acquired under the second plan, the 'Deferred Share Plan', are acquired by employees at market value but are subject to restrictions on sale for a period of three years (although without affecting voting, dividend or other rights associated with the shares). These restrictions end upon termination of employment.

This plan provides the short term incentive component of the reward package for key employees, with individual, business unit and company performance hurdles evaluated over a 12 month period. Other eligible employees are able to elect to purchase Tabcorp Shares via the sacrifice of pre-tax salary.

(c) Limitations

The aggregate of all shares still the subject of allocations under the Long Term Performance Plan (that is, performance options and share rights that have either not vested, or have not been exercised) and shares subject to restriction under the Deferred Share Plan or other existing employee share plans are limited to a maximum of 5% of Tabcorp's total issued share capital.

(d) Former General Employee Share Plan

The Deferred Share Plan replaced the General Employee Share Plan previously operated by Tabcorp. Whilst the former plan no longer continues to operate, arrangements already entered into under the plan will continue through to their completion. The General Employee Share Plan provided the opportunity for eligible permanent employees to acquire Tabcorp Shares. Tabcorp provided an interest free loan for the acquisition of these shares, which the applicable employee was obliged to repay over five years through pre-tax salary sacrifice.

(e) Former Senior Executive Long Term Incentive Plan

The Long Term Performance Plan replaced the Senior Executive Long Term Incentive Plan previously operated by Tabcorp. Whilst the former plan no longer continues to operate, arrangements already entered into under the plan will continue through to their completion. The Senior Executive Long Term Incentive Plan provided eligible executives with the opportunity to acquire Tabcorp Shares, whereby Tabcorp provided a loan for the acquisition of these shares. Dividends paid on the shares are applied to repay the loan. Interest is payable on the loan at the time the dividend is paid. Interest is applied at the rate of 4% per annum.

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Section 3
Profile of the UNiTAB Group


SKY
CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD
TREASURY
TAB

3. Profile of the UNiTAB Group

3.1 DISCLAIMER

The information in this section 3 (other than section 3.6) on UNiTAB and the UNiTAB Group has been prepared based on a review of publicly available information (which has not been independently verified). Bidder does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on UNiTAB and the UNiTAB Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to UNiTAB's businesses or UNiTAB's issued securities may be included in UNiTAB's target's statement in relation to the Tabcorp Offer which will be sent to you directly by UNiTAB.

3.2 OVERVIEW OF UNITAB

UNiTAB is a public company listed on ASX. Its head office is in Queensland, Australia.

UNiTAB is a provider of:

- totalizator and fixed odds betting products in Queensland, South Australia and the Northern Territory via approximately 1,150 wagering agencies, hotels and clubs, as well as by telephone and internet; and
- gaming machine monitoring and jackpot services in Queensland, the Northern Territory and New South Wales.

UNiTAB offers a range of wagering and gaming services through the following:

Wagering businesses

- TAB Queensland – provides racing and sports wagering in retail agencies, hotels and clubs in Queensland;
- SA TAB – provides racing and sports wagering in retail agencies, hotels and clubs in South Australia;
- NT TAB – provides racing and sports wagering in retail agencies, hotels and clubs in the Northern Territory;
- Telebet - provides racing and sports wagering via the telephone;
- TABOnline (Netbet) - provides racing and sports wagering information and betting via the internet; and
- RadioTAB - operates a racing radio network that supports UNiTAB's wagering businesses by broadcasting racing events.

Gaming businesses

UNiTAB's gaming businesses are operated under the name 'Maxgaming', and provide monitoring and other services (such as wide area linked jackpots) to gaming venues. UNiTAB monitors more than 130,000 gaming machines across New South Wales, Queensland and the Northern Territory, provides jackpot linked services in New South Wales, Queensland and the Northern Territory, and provides loyalty linked services in Queensland.

3.3 PUBLICLY AVAILABLE INFORMATION

UNiTAB is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The half year report for UNiTAB for the six months ended 31 December 2005 was given to ASX on 17 February 2006. The (revised) annual report for UNiTAB for the year ended 30 June 2005 was given to ASX on 22 August 2005.

A summary of the ASX announcements made in relation to UNiTAB between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure B, other than those ASX announcements made in relation to UNiTAB by Tabcorp since 30 June 2005 (those announcements are summarised in Annexure A).

Information about the UNiTAB Group (including copies of financial statements) may also be obtained from UNiTAB's website (www.unitab.com.au).

3.4 UNITAB SECURITIES ON ISSUE

According to documents lodged by UNiTAB with ASX, as at the date of this Bidder's Statement:

- UNiTAB has 133,363,672 UNiTAB Shares on issue; and
- UNiTAB has no other classes of securities on issue.

UNiTAB Shares are quoted on ASX and may be freely traded.

3.5 UNITAB EMPLOYEE SHARE PLANS

According to documents lodged by UNiTAB with ASX, Tabcorp understands that as at the date of this Bidder's Statement:

- UNiTAB has an option scheme as part of its executive incentive program, however there were no options granted or outstanding as at the date of this Bidder's Statement; and
- UNiTAB operates a 'Bonus Share Scheme' for employees of UNiTAB relating to the grant to UNiTAB employees of UNiTAB Shares to the value of $1,000 for no cash consideration (the bonus share issue for the year ended 30 June 2005 was 34,421 UNiTAB Shares).

3.6 INTERESTS IN UNITAB SECURITIES

(a) Bidder's relevant interest in UNiTAB securities

As at the date of this Bidder's Statement and immediately before the first Offer was sent, Bidder did not have a relevant interest in any UNiTAB Shares and had no voting power in UNiTAB.

(b) Acquisitions of UNiTAB Shares by Bidder or associates

Neither Bidder nor any of its associates has provided (or agreed to provide) consideration for a UNiTAB Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement or in the period between the date of this Bidder's Statement and the date of the Offer.

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Section 4
Intentions


TAB
TABARET
Jupiters
CONRAD
TREASURY
TAB

4. Intentions

4.1 INTRODUCTION

This section 4 sets out Tabcorp's intentions in relation to:

- the continuation of the business of UNiTAB;
- any major changes to the business of UNiTAB and any redeployment of the fixed assets of UNiTAB; and
- the future employment of the present employees of UNiTAB.

These intentions are based on the information concerning UNiTAB, its business and the general business environment which is known to Tabcorp at the time of preparation of this Bidder's Statement, which is limited to publicly available information.

Final decisions regarding these matters will only be made by Tabcorp in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section 4 are statements of current intention only, which may change as new information becomes available to it or as circumstances change.

Bidder's intentions concerning the businesses, assets and employees of, and securities in, UNiTAB are the same as the intentions of Tabcorp set out in this section 4.

4.2 INTENTIONS UPON ACQUISITION OF 90% OR MORE OF THE UNITAB SHARES

This section 4.2 sets out Tabcorp's current intentions if Bidder acquires relevant interests in 90% or more of the UNiTAB Shares and Bidder is entitled to proceed to compulsory acquisition of the remaining UNiTAB Shares under the Corporations Act.

(a) Corporate matters

It is intended that Bidder would:

- proceed with compulsory acquisition of the outstanding UNiTAB Shares in accordance with the provisions of Chapter 6A of the Corporations Act;
- arrange for UNiTAB to be removed from the Official List of ASX; and
- replace all members of the UNiTAB Board with nominees of Tabcorp, whom it expects will include Matthew Slatter and Kerry Willcock (being the directors of Bidder and members of the Tabcorp senior management team).

(b) Wagering division

Tabcorp intends to locate the divisional headquarters of the Merged Group's wagering business in New South Wales, from where it would oversee the operations of the New South Wales, Victorian, Queensland, South Australian and Northern Territory wagering businesses, as well as Tabcorp's media business (Sky Channel and radio station 2KY) and UNiTAB's radio station RadioTAB.

Subject to the outcome of the detailed review referred to in section 4.2(i), Tabcorp also intends to continue the employment of the wagering executives who are responsible for the wagering operations in Queensland, South Australia and the Northern Territory and to maintain UNiTAB's existing retail sales force networks in each of these States.

In addition, Tabcorp intends to consolidate the wagering information technology operations of UNiTAB and Tabcorp over a two year period onto a consolidated wagering information technology platform. Subject to a review of UNiTAB's wagering host system, Tabcorp intends to utilise Tabcorp's existing internally developed

Bravo wagering software for this purpose. As part of this process, some software development for the existing UNiTAB terminals will be undertaken, as well as the implementation of gateway servers at each UNiTAB retail outlet. Subject to a review of existing practices and technological capability, Tabcorp intends to rationalise the number of call centres servicing the Merged Group's customers into three call centres (one in each of New South Wales, Victoria and Queensland).

Where possible, common information technology systems will be used to minimise duplication of resources and thereby maximise the benefits arising from the combination of the UNiTAB Group and the Tabcorp Group.

Tabcorp considers that it will not be feasible to allocate alternative responsibilities to a number of UNiTAB and Tabcorp employees involved in these areas whose responsibilities would be duplicated. There may be some UNiTAB employees to whom Tabcorp may offer the opportunity of a transfer to the relevant Tabcorp business unit. However, Tabcorp expects that a number of UNiTAB and Tabcorp employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Tabcorp is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.2(i).

(c) Pooling

Following the acquisition of Tab by the Tabcorp Group in 2004, it was Tabcorp's intention to co-mingle the New South Wales and SuperTAB wagering pools, however the New South Wales government to date has withheld approval of such pooling. Tabcorp is endeavouring to resolve this issue with the New South Wales government and to pursue pooling in New South Wales.

Tabcorp Manager Pty Ltd (a wholly-owned subsidiary of Tabcorp) currently has in place pooling arrangements in respect of totalizator bets received pursuant to the Victorian Wagering Licence and the wagering licences of its independent SuperTAB partners in Tasmania, Western Australia and the Australian Capital Territory.

Tabcorp intends to pursue the pooling of totalizator bets received pursuant to the UNiTAB Group's totalizator licences with the totalizator bets received pursuant to the wagering licences in the other jurisdictions outlined above. The pooling arrangements would apply to all races on which one or more of the relevant wagering licensees conduct common betting.

A wide range of approvals will be required to adopt such common pooling arrangements. In particular, a common set of betting rules will need to be agreed or permitted by:

- the relevant totalizator companies (namely, UNiTAB, Tabcorp Manager Pty Ltd, ACTTAB Limited, Tote Tasmania Pty Ltd and Racing and Wagering Western Australia);
- the relevant state racing industries or their representative bodies; and
- the relevant regulatory authorities (i.e. the appropriate Minister in each applicable jurisdiction).

In addition, agreements will need to be reached with various State governments in relation to the tax treatment of the pooled bets in the various affected jurisdictions.

To the extent that all necessary approvals are obtained and all necessary agreements are reached so that pooling is implemented in respect of totalizator bets received pursuant to the UNiTAB Group's totalizator licences and totalizator bets received pursuant to the Victorian Wagering Licence and the wagering licences of Tabcorp's independent SuperTAB partners as referred to above, Tabcorp expects that the pooling would reduce the fluctuations in returns in smaller pools where single bets can change the odds significantly. This is expected to create greater customer appeal and, assuming that pooling has already been implemented

between SuperTAB and UNiTAB following completion of the acquisition of UNiTAB by the Tabcorp Group, the subsequent inclusion of New South Wales (should the approval of the New South Wales government ultimately be obtained) may also result in a small increase in revenue.

(d) RadioTAB

Subject to the outcome of the operational review described in section 4.2(i), Tabcorp intends to continue to operate UNiTAB's RadioTAB business. It is Tabcorp's intention to merge these operations into its existing media business.

(e) UNiTAB's 'Maxgaming' division

The UNiTAB 'Maxgaming' division offers poker machine monitoring in Queensland, New South Wales and the Northern Territory. These businesses also derive revenue from venue management information systems and jackpots in Queensland and the Northern Territory and wide area jackpot links in New South Wales.

UNiTAB acquired both Tab's New South Wales data monitoring services and links business (the ***UNiTAB NSW Gaming Division***) and Tabcorp's Queensland machine monitoring business in 2004. The New South Wales business was sold by the Tabcorp Group to UNiTAB as a result of a condition requiring its sale that was imposed by the New South Wales government as part of Tabcorp's acquisition of Tab in 2004.

Given that the New South Wales government required the Tabcorp Group to divest the New South Wales data monitoring services and links business in 2004, it is possible that the New South Wales government may request or propose that Tabcorp divest the UNiTAB NSW Gaming Division in connection with the current Offer. As at the date of this Bidder's Statement, Tabcorp is not aware of any such request or proposal. Nevertheless, Tabcorp intends to discuss the issue with the New South Wales government to obtain an understanding of its likely position on the issue.

If the New South Wales government did request or propose that Tabcorp divest the UNiTAB NSW Gaming Division, Tabcorp intends to negotiate with the government with the aim of agreeing a mutually acceptable outcome.

If part or all of the UNiTAB NSW Gaming Division is ultimately required to be divested, Tabcorp intends to sell the applicable businesses. Risks associated with the divestment of those businesses are set out in section 8.6(j).

If Tabcorp is required to sell, or otherwise determines to sell, part or all of the UNiTAB NSW Gaming Division, Tabcorp will also consider whether it is appropriate to also sell the Queensland and Northern Territory monitoring services and links business at the relevant time.

Even if Tabcorp is not required to divest the UNiTAB NSW Gaming Division, Tabcorp will assess the relative merits of retaining or divesting the UNiTAB NSW Gaming Division. No decision has been made in relation to this issue as at the date of this Bidder's Statement, and any decision will have regard to any sale price which may be able to be achieved and other relevant factors.

If Tabcorp were to retain the UNiTAB NSW Gaming Division it intends to locate the divisional headquarters in Victoria. Tabcorp would ensure that all of the information pertaining to the customers of UNiTAB's New South Wales data monitoring services and links business is maintained separately and that appropriate 'Chinese Walls' are implemented or (to the extent that they already exist) maintained so that information in relation to those businesses will only be available to appropriate selected parties. This would also include separate information technology systems, senior management teams, books and records.

Tabcorp intends to consolidate UNiTAB's Maxgaming sales force with Tabcorp's Keno sales force in New South Wales and Queensland. This opportunity recognises the customer overlap in both states and the complementary nature of these products.

Tabcorp considers that it will not be feasible to allocate alternative responsibilities to a number of UNiTAB and Tabcorp employees involved in these areas whose responsibilities would be duplicated. There may be some UNiTAB employees to whom Tabcorp may offer the opportunity of a transfer to the relevant Tabcorp business unit. However, Tabcorp expects that a number of UNiTAB and Tabcorp employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Tabcorp is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.2(i).

(f) Head office and head office employees

Subject to obtaining all necessary regulatory approvals (in particular, that the condition to the Offer set out in 10.7(c) (and discussed in section 9.6 is satisfied), Tabcorp intends to combine certain common UNiTAB and Tabcorp corporate head office functions (such as finance and accounting, human resources, legal and marketing) as well as those functions involved in setting overall planning and control of the combined operations of the UNiTAB Group and the Tabcorp Group, with the aim of eliminating duplication of tasks. The corporate headquarters of the Merged Group would be located in Victoria.

Tabcorp also intends to retain UNiTAB's Albion Park premises and plans to house certain wagering and gaming functions, the existing call centre and other support functions in those premises. Tabcorp has not determined the action it will take with respect to the remainder of UNiTAB's property portfolio.

Any remaining head office functions of UNiTAB will be devolved to the relevant business units or outsourced to external consultants and advisers.

Tabcorp expects that, in this way, it will be possible to reduce the cost of UNiTAB's head office functions.

Tabcorp considers that it will not be feasible to allocate alternative responsibilities to many of the UNiTAB head office employees whose responsibilities would be duplicated or transferred to Tabcorp business units or outsourced following a successful acquisition. There may be some UNiTAB head office employees to whom Tabcorp may offer the opportunity of a transfer to the relevant Tabcorp business units. However, Tabcorp expects that a number of UNiTAB and Tabcorp head office employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

Tabcorp is not in a position at this time to determine how many employees may be affected in this way, nor the full nature and timing of any redundancies, until it has conducted the detailed review referred to in section 4.2(i).

(g) Group-wide shared service centre implementation

Following the recent strategic review of Tabcorp's business and operations ('Project Align'), as outlined in section 1.2(a), Tabcorp has commenced a group wide finance and human resources transformation project to implement an operating model that:

- best supports the new organisational structure;
- is in line with best practice service functions in similar organisations; and

- creates a more scalable, efficient and flexible platform to adapt to changes in the Tabcorp Group's business.

The proposed operating model for finance and human resources will incorporate a group-wide shared service centre that will bring together services within these functions that are currently duplicated across the Tabcorp Group and offer these services more efficiently and at a lower cost. Tabcorp's recent enterprise resource planning project has enabled the Tabcorp Group to move to this best practice service support model, through the consolidation of a multitude of legacy finance and human resource systems.

Tabcorp intends to incorporate the relevant UNiTAB finance and human resources functions within the shared services centre.

Tabcorp intends to locate the shared service centre in Queensland. Accordingly, notwithstanding that certain employees of the UNiTAB Group might be made redundant as referred to in this section 4.2, Tabcorp anticipates that, overall, there would be no net job losses in Queensland if Bidder acquired relevant interests in 90% or more of the UNiTAB Shares and is able to implement the intentions described in this section 4.2.

(h) Sale of assets

As Tabcorp has not had the opportunity to undertake any 'due diligence' investigation in respect of non-public information concerning the UNiTAB Group in connection with the Offer, as at the date of this Bidder's Statement, Tabcorp is unable to identify whether any surplus assets might exist in the Merged Group if UNiTAB becomes wholly-owned by Tabcorp. Subject to the outcome of the operational review described in section 4.2(i), Tabcorp intends to rationalise any surplus property and land holdings, and any fixed assets not considered to be integral to business operations.

(i) General operational review

Tabcorp expects that, in connection with the proposal announced by UNiTAB and Tattersall's, UNiTAB has granted Tattersall's access to certain non-public information relating to UNiTAB's current operations and financial position and performance. Tabcorp has not had access to such information. As at the date of this Bidder's Statement, Tabcorp and Bidder have only had access to publicly available information regarding the UNiTAB Group in connection with the Offer. Consequently, Tabcorp's and Bidder's knowledge of the assets and operations of the UNiTAB Group is limited in this respect.

Accordingly, if Bidder acquires all of the UNiTAB Shares, Tabcorp intends to conduct a thorough and broad-based general review of UNiTAB's corporate structure, assets, businesses, personnel and operations. This review will apply quantitative and qualitative factors to measure performance and areas for improvement. Tabcorp will use the processes and methodologies developed in relation to its previous acquisitions to guide this review.

While Tabcorp does not have any specific intentions in relation to this review or its outcomes, its current expectation is that a focus of the review will be on identifying opportunities for the Merged Group in relation to:

- profit improvement measures involving a wide range of initiatives including (but not limited to) overhead cost reductions;
- the efficiency of operations through maximising the utilisation of existing resources and leveraging the potential purchasing synergies (such as in marketing);
- minimising duplication in operational areas such as call centres and information technology;
- the efficiency of management structures in the Merged Group;

- improving capital management through the implementation of common systems across the wagering businesses of UNiTAB and Tabcorp; and
- enhancing revenue by introducing new product.

This may involve fee-based services or consultancy arrangements being implemented between members of the Merged Group.

The review may impact on employees of the UNiTAB Group, including as described in sections 4.2(b), 4.2(e) and 4.2(f).

4.3 INTENTIONS UPON ACQUISITION OF LESS THAN 90% OF THE UNITAB SHARES

The Offer includes a 90% minimum acceptance condition (see section 10.7(a)). While Tabcorp and Bidder have no present intention that Bidder waive that defeating condition, they reserve Bidder's right to declare the Offer free of that condition (or any other defeating condition of the Offer).

This section 4.3 sets out Tabcorp's current intentions if the Offer is declared free from the 90% minimum acceptance condition and Bidder does not obtain a relevant interest in at least 90% of the UNiTAB Shares, but nevertheless gains effective control of UNiTAB. In such circumstances, Bidder will not be entitled to use the compulsory acquisition procedures in Chapter 6A of the Corporations Act to acquire the remaining UNiTAB Shares and move to 100% ownership of UNiTAB.

(a) Corporate matters

It is intended that Bidder would:

- maintain UNiTAB's listing on ASX, subject to the requirements for listing (including a sufficient spread of investors) continuing to be satisfied (although in this event the liquidity of UNiTAB Shares on ASX is likely to be materially diminished); and
- subject to the Corporations Act and UNiTAB's constitution, seek to add to, or replace, a proportion of the members of the UNiTAB Board with nominees of Tabcorp (to reflect Tabcorp's proportionate ownership interest in UNiTAB), with minority shareholders represented by at least one independent director. Tabcorp and Bidder have not made any decision as to who would be nominated for appointment to the UNiTAB Board in this case.

(b) Certain intentions expressed in section 4.2

In these circumstances, Tabcorp's intentions will be the same as set out in sections 4.2(b), 4.2(c), 4.2(d), 4.2(e), 4.2(g) and 4.2(h) (but subject to the operational review described in section 4.3(d) rather than the review described in section 4.2(i)).

(c) Head office and head office employees

Tabcorp would not seek to combine the corporate head offices of UNiTAB and Tabcorp unless it acquires 100% of the UNiTAB Shares. However, Tabcorp would, through its appointees to the UNiTAB Board, propose that the consideration of possible head office cost reductions be included in a general operational review.

(d) General operational review

Tabcorp, through its nominees on the UNiTAB Board, is likely to propose that UNiTAB implement a general operational review of the nature referred to in section 4.2(i), with the aim of pursuing, to the maximum extent possible and appropriate, the type of opportunities which might have been available to Tabcorp if Bidder had acquired 100% of UNiTAB. However, there is no assurance that those opportunities will be

available, or would deliver the same benefits for remaining UNiTAB Shareholders, if UNiTAB is not 100% owned by Bidder.

Tabcorp would also propose, through its nominees on the UNiTAB Board, a review of UNiTAB's dividend policy, to ensure that it reflects a balance between providing shareholders with an appropriate yield on their investment and ensuring that sufficient resources are maintained within UNiTAB to fund its ongoing activities and capital requirements. In addition to the outcome of the review, future dividend policy would also be dependent on contingencies and actual circumstances in future years.

(e) Further acquisition of UNiTAB Shares

Bidder may, at some later time, acquire further UNiTAB Shares in a manner consistent with the Corporations Act.

(f) Compulsory acquisition at a later time

If Bidder becomes entitled at some later time to exercise general compulsory acquisition rights under Part 6A.2 of the Corporations Act, it may exercise those rights.

4.4 OTHER INTENTIONS

Other than as set out in this section 4, it is the present intention of Tabcorp to procure that UNiTAB will:

- generally continue the business of UNiTAB;
- not make any major changes to the business of UNiTAB nor to redeploy any of the fixed assets of UNiTAB; and
- continue the employment of UNiTAB's present employees.

4.5 LIMITATIONS ON INTENTIONS

The intentions and statements of future conduct set out in this section 4 must be read as being subject to:

- the law (including the Corporations Act) and the ASX Listing Rules, including in particular the requirements of the Corporations Act and the ASX Listing Rules in relation to conflicts of interest and 'related party' transactions given that, if Bidder obtains control of UNiTAB but does not acquire all of the UNiTAB Shares, it and Tabcorp will each be treated as a related party of UNiTAB for these purposes;
- any additional regulatory or governmental requirements which may be imposed in connection with the acquisition of UNiTAB by the Tabcorp Group (including any conditions imposed in connection with any regulatory approvals);
- the legal obligation of the UNiTAB directors at the time, including any nominees of Tabcorp, to act in good faith in the best interests of UNiTAB and for proper purposes and to have regard to the interests of all UNiTAB Shareholders; and
- the outcome of the reviews referred to in sections 4.2(i) and 4.3(d).

Section 5
Financial profile of the Merged Group


TAB
Jupiters
CONRAD
TREASURY
TAB

5. Financial profile of the Merged Group

5.1 INTRODUCTION

(a) Financial information

(i) Information prepared

For the purpose of considering the effect of the Offer on the Tabcorp Group, the following financial information has been prepared:

- an abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005;
- an abridged 'standalone' forecast consolidated income statement of the Tabcorp Group for the year ending 30 June 2006;
- an abridged 'standalone' forecast consolidated income statement of the UNiTAB Group for the year ending 30 June 2006;
- an abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006;
- an abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group for the year ending 30 June 2006;
- an abridged 'standalone' forecast consolidated cash flow statement of the UNiTAB Group for the year ending 30 June 2006; and
- an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006.

The abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 assumes, amongst other things, that Bidder had acquired all of the UNiTAB Shares under the Offer as at 31 December 2005. The abridged pro-forma consolidated income statement of the Merged Group and abridged pro-forma consolidated cash flow statement of the Merged Group, in each case for the year ending 30 June 2006, assume, amongst other things, that Bidder had acquired all of the UNiTAB Shares under the Offer as at 1 July 2005. Further details of the applicable assumptions are contained in this section 5.

A further abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 has been prepared on the assumption that Bidder acquired 50.1% of the UNiTAB Shares as at 31 December 2005.

Additionally, an abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 and an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 have been prepared on the assumption that Bidder acquired 50.1% of the UNiTAB Shares as at 1 July 2005.

Further details of the applicable assumptions adopted in preparing the financial information referred to above are contained in this section 5.

It should be noted that the abridged pro-forma consolidated income statement and abridged pro-forma consolidated cash flow statement set out in the tables in section 5 do not purport to reflect the likely reported earnings or cash flows of the Merged Group for the year ending 30 June 2006 or for any other period.

Actual reported earnings and cash flows will vary due to the following:

- the effective date of the acquisition of UNiTAB Shares by Bidder will be later than 1 July 2005. Indeed, it is likely that the date of acquisition will be after 30 June 2006; and

- any synergy and efficiency benefits expected to be achieved in the first full year will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of financial information for the Merged Group are for the third full year after the effective date of acquisition).

Other factors may also result in actual reported financial performance and cash flows varying from the financial performance and cash flows set out in the abridged pro-forma consolidated income statement and abridged pro-forma consolidated cash flow statement.

(ii) The general nature of forecast financial information

The forecast financial information for the Tabcorp Group is based on a large number of assumptions concerning future events, including the key assumptions outlined below. The directors of Tabcorp have prepared the forecast financial information for the Tabcorp Group with proper care and attention and consider all assumptions to be reasonable, when taken as a whole. However, the forecast financial information is likely to vary from actual results and any variation may be material because forecasts, by their very nature, are subject to uncertainties and contingencies, many of which are outside the control of the directors and which may, amongst other things, result in the assumptions on which the forecasts are based being inaccurate in the event.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved, either at all or in the amounts or by the dates indicated. Such information is presented for illustrative purposes only as a guide to assist UNiTAB Shareholders in considering the Offer. The forecast financial information and other forward looking statements are based on the information available to Bidder at the date of this Bidder's Statement.

(iii) Assumptions and risks

The pro-forma financial information and forecast financial information should be read together with the:

- assumptions underlying their preparation as set out in this section 5;
- Investigating Accountant's Report on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet;
- Investigating Accountant's Report on the Tabcorp standalone forecast, the Merged Group pro-forma income statement and the Merged Group pro-forma cash flow statement;
- risk factors set out in section 8; and
- other information contained in this Bidder's Statement.

In particular, UNiTAB Shareholders should carefully consider the assumptions and risk factors when considering the information and assessing the future performance of the Merged Group.

(iv) Basis of preparation

The pro-forma financial information and forecast financial information has been prepared in accordance with the measurement and recognition requirements (but not all the disclosure requirements) of Australian Accounting Standards and Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (***AASB***) as if the pro-forma transactions set out in this section 5 had occurred on the applicable dates. International Financial Reporting Standards (***IFRS***) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (***AIFRS***).

(b) UNiTAB financial information

In preparing pro-forma financial information for the Merged Group, forecast financial information regarding the UNiTAB Group was required. As described in section 3.1, in preparing this Offer, Bidder and Tabcorp have only had access to publicly available information (which has not been independently verified) and have not conducted a 'due diligence' investigation in relation to the UNiTAB Group.

In the UNiTAB Explanatory Memorandum, the directors of UNiTAB disclosed standalone forecast financial information for the UNiTAB Group for the year ending 30 June 2006. That forecast financial information:

- is the source of the standalone forecast financial information for the UNiTAB Group for the year ending 30 June 2006 set out in this section 5; and
- together with other publicly available information relating to the UNiTAB Group, has been used in preparing the pro-forma financial information for the Merged Group set out in this section 5.

Information concerning the preparation of the standalone forecast financial information for the UNiTAB Group for the year ending 30 June 2006, including assumptions and qualifications, is included in section 4.9 of the UNiTAB Explanatory Memorandum.

The UNiTAB Explanatory Memorandum is publicly available through the announcements page of ASX's website or through UNiTAB's website.

(c) Compilation of financial information

Tabcorp believes that:

- the abridged pro-forma consolidated balance sheet of the Merged Group, which is presented in section 5.5, has been properly compiled based on information extracted from the financial statements of Tabcorp and UNiTAB as at 31 December 2005;
- the adjustments made in compiling the pro-forma consolidated balance sheet of the Merged Group have been presented fairly in accordance with the measurement and recognition requirements (but not all of the disclosure requirements) of AIFRS, on the basis of the assumptions set out in section 5.2;
- the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group, which is presented in section 5.5, has been properly compiled based on the assumptions referred to in section 5.2(b), and the abridged pro-forma consolidated income statement of the Merged Group, which is presented in section 5.5, has been properly compiled based on the assumptions referred to in section 5.5, and each such income statement is presented on a basis consistent with Tabcorp's accounting policies and is in accordance with AIFRS;
- the assumptions made by the Tabcorp Board provide a reasonable basis for the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group, set out in section 5.5 and the abridged pro-forma consolidated income statement of the Merged Group set out in section 5.5;
- the abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group and the abridged pro-forma consolidated cash flow statement of the Merged Group, which are presented in section 5.6, have been properly compiled based on the assumptions referred to in section 5.6, and each such cash flow statement is presented on a basis consistent with Tabcorp's accounting policies and is in accordance with AIFRS; and
- the assumptions made by the Tabcorp Board provide a reasonable basis for the abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group set out in section 5.6 and the abridged pro-forma consolidated cash flow statement of the Merged Group set out in section 5.6.

A report on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet by KPMG is contained in Annexure F (being the Investigating Accountant's Report

on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet).

A report on the Tabcorp standalone forecast information, the Merged Group pro-forma consolidated income statement and the Merged Group pro-forma cash flow statement by KPMG Transaction Services is contained in Annexure G (being the Investigating Accountant's Report on the Tabcorp standalone forecast, the Merged Group pro-forma income statement and the Merged Group pro-forma cash flow statement).

(d) Standard & Poor's credit rating

As at the date of this Bidder's Statement, and having been briefed on the Offer, Standard & Poor's has advised Tabcorp that in the event that Bidder is successful in acquiring more than 50% of the UNiTAB Shares on the terms of the Offer:

- Tabcorp will receive an investment grade BBB credit rating (with a stable outlook) in the event that the Merged Group retains UNiTAB's 'Maxgaming' division, as discussed in section 4.2(e); and
- Tabcorp may retain its current investment grade BBB+ credit rating (with a stable outlook) in the event that the Merged Group divests UNiTAB's 'Maxgaming' division, depending on the proceeds received from any such divestment.

5.2 ABRIDGED PRO-FORMA CONSOLIDATED BALANCE SHEET OF THE MERGED GROUP

(a) Assumptions

The following key assumptions have been used to compile the abridged pro-forma consolidated balance sheet of the Merged Group set out in this section 5.2.

(i) Acquisition date and completion

As at 31 December 2005, Bidder had successfully acquired 100% of the UNiTAB Shares (see also section 5.2(a)(iii)).

(ii) Acquisition consideration

All UNiTAB Shareholders choose to receive the Cash And Share Alternative.

The value of the Tabcorp Shares to be issued to UNiTAB Shareholders has been assumed to be $15.50 (which was the closing price of Tabcorp Shares on ASX on 30 May 2006, being the last Trading Day prior to the date on which Tabcorp informed UNiTAB that it proposed to make a takeover offer for UNiTAB). Based on this price, UNiTAB Shareholders would receive $8.25 cash and 0.39[1] Tabcorp Shares as consideration for each UNiTAB Share they own (subject to rounding in accordance with section 10.1(e)).

This implies an average value for UNiTAB Shares of $14.25 under the Offer. This implied value of $14.25 has been used in calculating the acquisition cost for the purposes of preparation of the pro-forma historical financial information and the forecast financial information presented below.

Under the Cash And Share Alternative:

- If the Tabcorp VWAP is $15.00 or less, UNiTAB Shareholders will receive $8.25 cash and 0.40 Tabcorp Shares per UNiTAB Share.
- If the Tabcorp VWAP is $17.00 or more, UNiTAB Shareholders will receive $8.25 cash and 0.35[2] Tabcorp Shares per UNiTAB Share.
- If the Tabcorp VWAP is between $15.00 and $17.00 (exclusive of those exact amounts), UNiTAB Shareholders will receive, per UNiTAB Share, $8.25 cash and a number of Tabcorp Shares equal to $6.00 divided by the Tabcorp VWAP.

Notes:

1 Exact fraction is 12/31 Tabcorp Shares

2 Exact fraction is 6/17 Tabcorp Shares

(This discussion assumes that the Offer becomes, or is declared, unconditional, and is subject to the effects of rounding (see section 10.1(e))).

Accordingly, the summary impact of a Tabcorp VWAP of $15.00, $17.00 and the mid-point of $16.00 is also presented as a sensitivity to the abridged pro-forma forecast consolidated income statement of the Merged Group (see Figure 5.8.1).

(iii) Acquisition value and funding

Bidder acquired 100% of the UNiTAB Shares for a total consideration of approximately $1,900.4 million payable by the issue of approximately 51.6 million Tabcorp Shares and approximately $1,100.3 million cash.

It is assumed that Bidder refinanced approximately $217.0 million of UNiTAB's existing net debt as at 31 December 2005, including $15 million of break fees as described in section 5.2(a)(iv). As at 31 December 2005, UNiTAB had cash on hand of $28.3 million and it is assumed that $14.2 million cash on hand is maintained within the UNiTAB Group.

(iv) Transaction costs

The estimated transaction costs of $30.0 million include $15.0 million of break fees payable by UNiTAB to Tattersall's under the conditions of their proposal. It has been assumed that UNiTAB will fund these break fees with debt prior to Tabcorp's acquisition of UNiTAB. The remaining estimated transaction costs for the acquisition of UNiTAB of $15.0 million will be funded with debt and have been capitalised as part of the acquisition cost.

(v) Fair value adjustments

For the purposes of preparing the abridged pro-forma consolidated balance sheet of the Merged Group, the book values of UNiTAB's identifiable net assets as at 31 December 2005 have been assumed to equate to their fair values, with the exception of UNiTAB's Queensland and South Australian wagering licences which have been revalued based on the valuation of similar licences held by Tab Limited. The revaluation has resulted in increases in the value of the Queensland and South Australian wagering licences of $109.8 million, which has been amortised over the remaining duration of the relevant licence.

Upon the acquisition of UNiTAB, Tabcorp's directors will need to ascribe fair values to all of the identifiable assets and liabilities that will be acquired. When that exercise is completed other intangible assets may need to be recognised. The value of those intangible assets may need to be amortised over the period of the economic benefit to the Merged Group of those assets and such amortisation charges would reduce future reported earnings and EPS.

In both the 100% and 50.1% ownership scenarios, the abridged pro-forma consolidated balance sheet of the Merged Group has been compiled assuming the book value of UNiTAB's assets and liabilities (including contingent liabilities which have a book value of nil) equals fair value with the exception of the estimated fair value adjustment to UNiTAB's Queensland and South Australian wagering licences discussed above.

(vi) Goodwill

The abridged pro-forma consolidated balance sheet of the Merged Group eliminates the assumed cost of the acquisition of the UNiTAB Shares and relevant transaction costs against the net assets to be acquired as at 31 December 2005 after making the fair value adjustments referred to in section 5.2(a)(v).

The amount eliminated, $1,701.8 million, has been designated as goodwill. This amount would be adjusted to the extent the exercise of assigning fair values to the identifiable assets and liabilities of UNiTAB results in adjustments to valuations as described in section 5.2(a)(v).

(b) Abridged pro-forma consolidated balance sheet of the Merged Group

Figure 5.2.1 sets out selected information which has been derived from the reviewed balance sheet of Tabcorp as at 31 December 2005 (as presented in the half year financial report of Tabcorp for the six months ended 31 December 2005), the reviewed balance sheet of UNiTAB as at 31 December 2005 (as presented in the half year financial report of UNiTAB for the six months ended 31 December 2005), and an abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 (prepared based on the assumptions referred to in section 5.2(a)). Figure 5.2.1 is a summary only.

Figure 5.2.1: Abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005[1]

A$m	Tabcorp	UNiTAB	Pro-forma adjustments	Pro-forma Merged Group
Cash and deposits	200	28	(14)[2]	215
Other current assets	121	12	-	133
Total current assets	**321**	**41**	**(14)**	**348**
Land & buildings, plant & equipment	1,460	124	-	1,584
Licences	1,235	92	110[3]	1,436
Intangibles and other assets	3,692	186	1,702[4]	5,580
Total non current assets	**6,387**	**402**	**1,812**	**8,600**
Total assets	**6,708**	**443**	**1,797**	**8,948**
Current borrowings	387	1	1,331[5]	1,719
Current liabilities	516	74	-	590
Non-current borrowings	2,029	215	(215)[6]	2,029
Non-current liabilities	256	33	-	289
Total liabilities	**3,187**	**324**	**1,116**	**4,627**
Shareholders' funds	**3,521**	**119**	**681**	**4,321**
Gearing ratios				
Net debt to EBITDA	2.0			2.7
EBITDA to Interest	7.0			5.3

Notes:

1 Totals may not add due to the effects of rounding.

2 Adjustment to the cash and deposit reflects the refinancing of the net debt of UNiTAB ($217.0 million total net debt) referred to in section 5.2(a)(iii).

3 Adjustment to licences reflects the estimate of the Queensland and South Australian wagering licences fair value revaluation ($109.8 million) referred to in section 5.2(a)(v).

4 Adjustment to intangibles and other assets reflects the additional goodwill ($1,701.8 million) referred to in section 5.2(a)(vi).

5 Adjustments to current borrowings reflect the acquisition debt (including cash paid for UNiTAB Shares ($1,100.3 million), refinanced net debt of UNiTAB ($202.8 million) and transaction costs ($15.0 million)) referred to in section 5.2(a)(iii).

6 Adjustments to non-current borrowings reflect the refinancing of the net debt of UNiTAB ($217.0 million total net debt) referred to in section 5.2(a)(iii).

5.3 FORECAST CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

(a) Introduction

The forecast financial information for the Tabcorp Group set out in section 5.5 is based on a large number of assumptions concerning future events, including the key assumptions referred to in section 5.3(b). The forecast financial information is also subject to the risks identified in section 8.

The forecast consolidated statement of financial performance of the Tabcorp Group for the year ending 30 June 2006 comprises reviewed actual results for the six months to 31 December 2005 (as taken from the half year financial report for Tabcorp for the six months ended 31 December 2005) plus forecast results for the six months to 30 June 2006. The forecasts for the Tabcorp Group are based on events and conditions existing at the date of this Bidder's Statement, including those material assumptions set out below.

(b) Tabcorp standalone forecast information

(i) General assumptions

- There will be no significant change to the economic conditions in the Australian States in which the Tabcorp Group operates.
- There will be no significant change in international and domestic debt markets and Tabcorp retains an investment grade credit rating (see section 5.1(d)).
- There will be no significant change in the competitive environment in Australian States in which the Tabcorp Group operates.
- There will be no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of the Tabcorp Group.
- There will be no material adverse change to the gaming, casino, wagering, media or Keno regulatory regimes in the Australian States in which the Tabcorp Group operates.
- There will be no material adverse change to the gaming, casino, wagering, media or Keno taxation regimes in the Australian States in which the Tabcorp Group operates.
- There will be no material change to the contractual arrangements that the Tabcorp Group has with the racing industries in New South Wales and Victoria.
- The company tax rate in Australia remains at 30%.
- There will be no material adverse change to the other State based taxes relevant to the Australian States in which the Tabcorp Group operates.
- There are no changes in AIFRS which would have a material effect on the financial results of the Tabcorp Group.
- There are no investments in new projects outside of the core business of the Tabcorp Group and no material sales of assets, companies or businesses.

(ii) Gaming and Network Games

- Net operating revenue (excluding non-recurring items) is assumed to increase 3.8% in the year ending 30 June 2006 relative to the year ended 30 June 2005.
- Net operating revenue from Victorian gaming is assumed to increase by 3.8% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

- In the six months ended 31 December 2005, net operating revenue from Victorian gaming was 4.5% above the six months ended 31 December 2004. Net operating revenue from Victorian gaming for the six months ending 30 June 2006 is forecast to be 3.1% above the six months ended 30 June 2005.
- Net operating revenue from Keno in Victoria, New South Wales and Queensland is assumed to increase 3.7% for the year ending 30 June 2006 relative to the year ended 30 June 2005.
- In the six months ended 31 December 2005, net operating revenue from Keno in Victoria, New South Wales and Queensland was 9.8% above the six months ended 31 December 2004. Net operating revenue from Keno in Victoria, New South Wales and Queensland for the six months ending 30 June 2006 is forecast to be 2.4% below the six months ended 30 June 2005.

  The Keno revenue forecast for the six months ending 30 June 2006 is below the prior comparative period primarily due to timing of major jackpots in the Queensland Keno business. The most recent major jackpot was for $4.4 million in January 2006 and had been accumulating for just under 12 months.
- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue and thus are increased in proportion to the growth in revenue. As described in section 1.5(b)(i), the Victorian gaming machine annual levy was increased on 1 July 2005 to $3,033 per machine, increasing variable costs by $15.4 million in the year ending 30 June 2006 relative to the year ended 30 June 2005.
- No significant changes in other operating costs are assumed.
- The EBIT margin (excluding non-recurring items) for Victorian gaming is forecast to be 23.9%. The EBIT margin (excluding non recurring items) for Keno in Victoria, New South Wales and Queensland is forecast to be 32.5%.

(iii) Wagering

- Net operating revenue is assumed to decrease 0.9% in the year ending 30 June 2006 relative to the year ended 30 June 2005.
- Net operating revenue from wagering in Victoria is assumed to increase 1.7% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from wagering in Victoria was 2.0% above the six months ended 31 December 2004. Net operating revenue from wagering in Victoria for the six months ending 30 June 2006 is forecast to be 1.4% above the six months ended 30 June 2005.
- Net operating revenue from wagering in New South Wales is assumed to decrease 2.4% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from wagering in New South Wales was 2.2% below the six months ended 31 December 2004. Net operating revenue from wagering in New South Wales for the six months ending 30 June 2006 is forecast to be 2.6% below the six months ended 30 June 2005.

  The split picture issue adversely impacted revenues generated by wagering in Victoria and New South Wales. This issue is described further in section 8.5(r).
- Variable costs such as government taxes, racing product fees and operator commissions are calculated as a percentage of revenue or turnover and thus are decreased in proportion to the decrease in revenue or turnover (as applicable).

- The EBIT margin (excluding non-recurring items) of the Victorian wagering business is forecast to be 19.1%. The EBIT margin (excluding non-recurring items) of the New South Wales wagering business is forecast to be 15.1%.
- No significant changes in other operating costs are assumed.

(iv) Casinos

- Net operating revenue is assumed to increase 5.4% in the year ending 30 June 2006 relative to the year ended 30 June 2005.
- Net operating revenue from Star City Casino is assumed to increase 6.1% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from Star City Casino was up 1.2% relative to the six months ended 31 December 2004. Net operating revenue from Star City Casino for the six months ending 30 June 2006 is forecast to be 11.2% above the six months ended 30 June 2005.

  The assumed increase in net operating revenue is largely due to the reintroduction of international rebate play at Star City Casino from 1 January 2006. In the four months to April 2006, the international rebate play business achieved above theoretical win rates, positively impacting Star City revenue by $15.7 million. In the two months to June 2006, the international rebate play business is forecast to achieve theoretical win rate.
- Net operating revenue from the three Jupiters casinos (Conrad Jupiters, Conrad Treasury and Jupiters Townsville) is assumed to increase 4.5% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from the three Jupiters casinos was 7.8% above the six months ended 31 December 2004. Net operating revenue from the three Jupiters casinos for the six months ending 30 June 2006 is forecast to be 1.4% above the six months ended 30 June 2005.

  The assumed increase in revenue is partly due to the international rebate play business at Conrad Jupiters and Conrad Treasury. In the six months ended 31 December 2004, the international rebate play business achieved below theoretical win rates, adversely impacting revenue by $15.7 million, compared to the six months ended 31 December 2005, in which the international rebate play business achieved above theoretical win rates, positively impacting revenue by $4.5 million.

  In the six months ended 30 June 2005, the international rebate play business achieved above theoretical win rates, positively impacting revenue by $9.0 million, compared to the six months ending 30 June 2006, in which the international rebate play business is forecast to achieve above theoretical win rates, positively impacting revenue by $12.2 million. In the two months to 30 June 2006 the international rebate play business is forecast to achieve theoretical win rate.
- Variable costs such as government taxes and operator commissions are calculated as a percentage of revenue or turnover and thus are increased in proportion to the growth in revenue or turnover (as applicable).
- No significant changes in other operating costs are assumed.
- The EBIT margin (excluding non-recurring items) at Star City Casino is forecast to be 32.1%. The total EBIT margin for the three Jupiters casinos is forecast to be 32.9% (excluding non-recurring items).

(v) Media

- Net operating revenue from the media division is assumed to decrease 11.0% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from the media division was down 13.5% relative to the six months ended 31 December 2004. Net operating revenue from the media division for the six months ending 30 June 2006 is forecast to be 8.3% below the six months ended 30 June 2005.

  The split picture issue adversely impacted revenues from the media division from 4 May 2005 until 16 May 2006. This issue is described further in section 8.5(r).

- The EBIT margin (excluding non-recurring items) for the media division is forecast to be 36.6%. This margin is higher than historical margins as a result of rights fees savings that were passed on to customers for the duration of the split picture issue. The rights fees savings arose out of the loss of rights to broadcast Victorian and Sydney metropolitan thoroughbred racing pictures.

(vi) International

- Net operating revenue from the international division is assumed to increase 4.2% in the year ending 30 June 2006 relative to the year ended 30 June 2005.

  In the six months ended 31 December 2005, net operating revenue from the international division was down 10.9% relative to the six months ended 31 December 2004. Net operating revenue from the international division for the six months ending 30 June 2006 is forecast to be 16.9% above the six months ended 30 June 2005.

- The EBIT margin for the international division is forecast to be (49.8)% (excluding non-recurring items) primarily due to costs involved in resourcing the business to investigate international development opportunities and costs associated with implementation of a Keno lottery system in China.

(vii) Other

- Interest rates are assumed to be consistent with Tabcorp's current borrowing arrangements.
- Under AIFRS, assets are required to be carried at amounts that are not in excess of their recoverable amount. Recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use. At 31 December 2005 an impairment charge of $59.6 million was recognised in respect of goodwill attributed to the New South Wales wagering business that reflected a reduction in expected synergies arising from the acquisition of Tab (primarily as a result of the New South Wales governments' decision to not allow pooling at this time) and a deterioration in wagering revenue growth in New South Wales as a result of the split picture issue. No further impairment charges are forecast as it is assumed there will be no significant change in the trading conditions of the New South Wales wagering business.

(c) Abridged 'standalone' forecast consolidated income statement and cash flow of the Tabcorp Group

Figures 5.5.1 and 5.6.1 set out selected information which has been derived from the forecast consolidated income statement and cash flow of the Tabcorp Group for the year ending 30 June 2006. Figures 5.5.1 and 5.6.1 provide a summary only.

5.4 UNITAB STANDALONE FORECAST FINANCIAL INFORMATION

As described in section 3.1, in preparing this Offer, Bidder and Tabcorp have only had access to publicly available information (which has not been independently verified) and have not conducted a 'due diligence' investigation in relation to the UNiTAB Group.

In the UNiTAB Explanatory Memorandum, the directors of UNiTAB disclosed standalone forecast financial information for the UNiTAB Group for the year ending 30 June 2006. That forecast financial information (as well as other publicly available information released by UNiTAB) is the source of the forecast financial information for the UNiTAB Group for the year ending 30 June 2006 set out in sections 5.5 and 5.6. Information concerning the preparation of the standalone forecast financial information for the UNiTAB Group for the year ending 30 June 2006, including assumptions and qualifications, is included in section 4.9 of the UNiTAB Explanatory Memorandum.

The UNiTAB Explanatory Memorandum is pubicly available through the announcements page of ASX's website or through UNiTAB's website.

Figures 5.5.1 and 5.6.1 set out selected information which has been derived from the forecast financial information for the UNiTAB Group for the year ending 30 June 2006. Figures 5.5.1 and 5.6.1 provide a summary only.

5.5 ABRIDGED PRO-FORMA CONSOLIDATED INCOME STATEMENT OF THE MERGED GROUP

(a) Introduction

The abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 summarised in this section 5.5 is presented for illustrative purposes as a guide to assist UNiTAB Shareholders in considering the effect of completion of the Offer on Tabcorp. By its nature, pro-forma financial information is only illustrative of the types of impacts which a particular set of assumed transactions can have on underlying financial information. The abridged pro-forma consolidated income statement of the Merged Group summarised in this section 5.5 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2006 or for any other period.

(b) Key assumptions

The abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 is based on the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group for the year ending 30 June 2006 and the abridged 'standalone' forecast consolidated income statement of the UNiTAB Group for the year ending 30 June 2006 and assumes, amongst other things, that UNiTAB is a wholly owned member of the Merged Group for the entire year ending 30 June 2006 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of UNiTAB are realised in the year ending 30 June 2006.

The key assumptions underlying the combination of the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group and the abridged 'standalone' forecast consolidated income statement of the UNiTAB Group, in each case for the year ending 30 June 2006, are summarised below. These assumptions should be read in conjunction with the information covering the intentions of Tabcorp for the Merged Group, as set out in section 4. Corresponding assumptions to those set out in section 5.2(a) also apply to the abridged pro-forma consolidated income statement of the Merged Group, subject to the reference date being 1 July 2005 rather than 31 December 2005.

In addition, the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group and the abridged 'standalone' forecast consolidated income statement of the UNiTAB Group, in each case for the year ending 30 June 2006 (which underlie the abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006), are subject to limitations, assumptions and risks. Regard

must therefore be had to those limitations, assumptions and risks in considering the abridged pro-forma consolidated income statement of the Merged Group. The key limitations and assumptions in this respect are referred to in sections 5.1, 5.3 and 5.4 and the key risks are identified in section 8.

(i) Synergies and efficiencies

Tabcorp currently estimates that total net revenue and cost synergies and efficiencies of $32.0 million per annum (in nominal FY2009 dollars) could be achieved in the third full year following Tabcorp's acquisition of the UNiTAB Group. This synergy and efficiency amount is expressed after making allowance for entitlements due to relevant racing industries. The pooling of the Queensland, South Australian and Northern Territory totalizator bets with the SuperTAB partners' bets is expected to enhance the product offering to existing customers, both professional and recreational. The pooling should also lead to greater product innovation and enhanced marketing, further increasing the quality of the wagering product. The impact of the estimated pooling and product related revenue synergies on pre-tax earnings is expected to amount to $4.4 million per annum (in nominal FY2009 dollars), after making allowance for the entitlements due to relevant racing industries. (This $4.4 million amount is included in the $32.0 million amount referred to above.) However, as indicated in section 4.2(c), a number of approvals will need to be obtained before the common pooling arrangements can be implemented.

Tabcorp currently estimates net cost synergies and efficiencies of $27.6 million per annum (in nominal FY2009 dollars) could be achieved in the third full year following Tabcorp's acquisition of the UNiTAB Group. (This $27.6 million amount is included in the $32.0 million amount referred to above.) This synergy and efficiency amount is expressed after making allowance for entitlements due to relevant racing industries. These are expected to be achieved through the combination of Tabcorp's existing wagering operations with UNiTAB's Queensland, South Australian and Northern Territory wagering operations and related information technology, the rationalisation of corporate administration, and the combination of Tabcorp's existing Keno operations with UNiTAB's gaming operations in New South Wales and Queensland.

The estimated net cost synergies and efficiencies of the acquisition to be derived in relation to the wagering operations and related information technology are expected to amount to approximately $12.3 million per annum (in nominal FY2009 dollars), out of the $27.6 million amount referred to above, in the third full year following Tabcorp's acquisition of the UNiTAB Group and are largely derived from the following areas:

- wagering IT through the implementation of common operating systems across UNiTAB's wagering business, eliminating the duplication of systems support, development, race day control, testing and management;
- sales administration;
- rationalisation of call centres;
- telecommunications;
- operating costs;
- marketing; and
- management and wagering finance.

The estimated net cost synergies and efficiencies of the acquisition to be derived in relation to corporate administration are expected to amount to approximately $6.2 million per annum (in nominal FY2009 dollars), out of the $27.6 million amount referred to above, in the third full year following Tabcorp's acquisition of the UNiTAB Group and are largely derived from the following areas:

- finance;
- human resources;
- executive management and board;
- corporate secretariat; and

- other operating costs.

The estimated net cost synergies and efficiencies of the acquisition to be derived in relation to gaming are expected to amount to approximately $9.1 million per annum (in nominal FY2009 dollars), out of the $27.6 million amount referred to above, in the third full year following Tabcorp's acquisition of the UNiTAB Group and are largely derived from the following areas:
- sales and administration;
- telecommunications;
- management and gaming finance; and
- other operating costs.

Tabcorp currently expects approximately 35% of the net synergies and efficiencies will be achieved in the first full year and 95% in the second full year following the acquisition.

Total redundancy costs relating to the acquisition of approximately $12.3 million are expected to be incurred over the first two years following the acquisition after making allocations of cost due to relevant racing industries.

In the event that Tabcorp is required to divest all or part of the UNiTAB NSW Gaming Division, some or all of these synergies may not be attainable. See section 5.8(c) for further information.

Integration costs to the Merged Group of approximately $2.6 million and other incidental costs relating to the acquisition of $4.0 million are assumed to be incurred within the first two years of the acquisition after making allocations of cost due to relevant racing industries. For the purposes of the abridged pro-forma consolidated income statement of the Merged Group set out in this section 5.5, these costs are assumed to be expensed in the year ending 30 June 2006 and are included as part of the non-recurring items.

Tabcorp currently expects to incur $51.2 million of capital investment within the first two years after the acquisition in order to achieve the estimated net revenue and cost synergies and efficiencies. The majority of this capital investment relates to systems migration and development.

(ii) Goodwill

$1,701.8 million has been designated as goodwill. In accordance with AIFRS, this amount has not been amortised and remains unchanged throughout the year.

(iii) Interest rate

In accordance with section 5.1(d), the abridged pro-forma forecast consolidated income statement of the Merged Group assumes that Tabcorp receives a BBB investment grade credit rating as rated by Standard and Poor's and assumes an effective 6.3% interest rate on the acquisition debt of $1,332.2 million (including the refinancing of UNiTAB's existing debt), an increase of $1.4 million in borrowing costs on certain of Tabcorp's debt facilities reflecting borrowing margins that would be applicable to Tabcorp pursuant to a BBB investment grade credit rating and that the acquisition debt remains unchanged throughout the year.

(c) Abridged pro-forma consolidated income statement of the Merged Group

Figure 5.5.1 sets out an abridged 'standalone' forecast consolidated income statement of the Tabcorp Group for the year ending 30 June 2006, an abridged 'standalone' forecast consolidated income statement of the UNiTAB Group for the year ending 30 June 2006, and an abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 (assuming that Bidder had acquired all of the UNiTAB Shares under the Offer as at 1 July 2005 and that all UNiTAB Shareholders selected the Cash And Shares Alternative). Figure 5.5.1 provides a summary only.

Figure 5.5.1: Abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006[1,2]

A$m	Forecast Tabcorp[3]	Forecast UNiTAB	Pro-forma adjustments	Pro-forma Merged Group
Net revenue[4]	3,851	610	14[6]	4,476
EBITDA	**1,091**	**165**	**32[7]**	**1,289**
Depreciation & amortisation	(142)	(37)	(7)[8]	(186)
EBIT	**949**	**128**	**25**	**1,102**
Net interest expense	(156)	(13)	(73)[9]	(242)
PBT	**793**	**115**	**(48)**	**860**
Tax expense	(238)	(35)	14	(259)
Minority interest	1			1
NPAT (excluding non recurring items)	**556**	**80**	**(34)**	**602**
Non-recurring items	(5)	-	(14)[10]	(19)
NPAT (post non-recurring items)	**550**	**80**	**(48)**	**583**
EPS (excluding non-recurring items)[5]	**$1.06**		**-**	**$1.04**

Notes:

1 Assuming a Tabcorp VWAP of $15.50.

2 Totals may not add due to the effects of rounding.

3 The Tabcorp 'standalone' forecast income statement is presented at actual win rates for the international rebate play business. In the ten months ended 30 April 2006 the international rebate play business achieved above theoretical win rates, positively impacting NPAT by $20.3 million. The two months ending 30 June 2006 have been forecast at theoretical win rate.

4 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

5 EPS will be impacted by the relative take up of the Consideration Alternatives permitted under the Offer, as set out in section 10.1(b) and further discussed in section 5.8(d).

6 Adjustment to net revenue reflects the estimated revenue synergy ($14.3 million).

7 Adjustment to EBITDA reflects the estimated net revenue and cost synergies and efficiencies ($32.0 million) referred to in section 5.5(b)(i).

8 Adjustment to depreciation and amortisation reflects the $1.2 million additional amortisation arising from the estimate of the Queensland and South Australian wagering licences revaluation referred to in section 5.2(a)(v) and $6.0 million of depreciation associated with capital expenditure required to achieve the net revenue and cost synergies and efficiencies referred to in section 5.5(b)(i).

9 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iii).

10 Adjustment to non-recurring items reflects the redundancy costs ($12.3 million), integration costs ($2.6 million) and other incidental costs ($4.0 million) referred to in section 5.5(b)(i) and asset write-offs ($1.2 million) required to achieve net estimated cost synergies, tax effected

It should be noted that the information set out in Figure 5.5.1 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2006 or for any other period. Actual reported earnings will vary due to the following:

- the effective date of the acquisition of UNiTAB Shares by Bidder will be later than 1 July 2005 (the date assumed for the purposes of Figure 5.5.1). Indeed, it is likely that the date of acquisition will be after 30 June 2006; and
- any synergy and efficiency benefits expected to be achieved in the first full year after the acquisition will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of Figure 5.5.1 are for the third full year after the effective date of acquisition).

Other factors may also result in actual reported earnings varying from the earnings set out in Figure 5.5.1.

5.6 PRO-FORMA CONSOLIDATED CASH FLOW STATEMENT OF THE MERGED GROUP

(a) Introduction

The abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 summarised in this section 5.6 is presented for illustrative purposes as a guide to assist UNiTAB Shareholders in considering the effect of completion of the Offer on Tabcorp. By its nature, pro-forma financial information is only illustrative of the *types* of impacts which a particular set of assumed transactions can have on underlying financial information. The abridged pro-forma consolidated cash flow statement of the Merged Group summarised in this section 5.6 does not purport to reflect the likely reported cash flows of the Merged Group for the year ending 30 June 2006 or for any other period.

(b) Key assumptions

The abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 is based on the abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group for the year ending 30 June 2006 and the abridged 'standalone' forecast consolidated cash flow statement of the UNiTAB Group for the year ending 30 June 2006 and assumes, amongst other things, that UNiTAB is a wholly owned member of the Merged Group for the entire year ending 30 June 2006 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of UNiTAB are realised in the year ending 30 June 2006.

The key assumptions underlying the combination of the abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group and the abridged 'standalone' forecast consolidated cash flow statement of the UNiTAB Group, in each case for the year ending 30 June 2006, are the same as for the abridged pro-forma consolidated income statement of the Merged Group, summarised in section 5.5(b). These assumptions should be read in conjunction with the information covering the intentions of Tabcorp for the Merged Group, as set out in section 4. Corresponding assumptions to those set out in section 5.2(a) also apply to the abridged pro-forma consolidated cash flow statement of the Merged Group, subject to the reference date being 1 July 2005 rather than 31 December 2005.

The abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group and the abridged 'standalone' forecast consolidated cash flow statement of the UNiTAB Group, in each case for the year ending 30 June 2006 (which underlie the abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006), are subject to limitations, assumptions and risks. Regard must therefore be had to those limitations, assumptions and risks in considering the abridged pro-forma consolidated cash flow of the Merged Group. The key limitations and assumptions in this respect are referred to in sections 5.1, 5.2(b), 5.4 and 5.5 and the key risks are identified in section 8.

Additional assumptions relating to the abridged pro-forma consolidated cash flow statement of the Merged Group are as follows:

- The abridged proforma consolidated cash flow statement of the Merged Group assumes UNiTAB Shareholders receive Tabcorp dividends to the extent that Tabcorp Shares have been issued to them as part of the Offer.
- 51.6 million Tabcorp Shares are assumed to have been issued, as described by section 5.2(a)(iii), and it is assumed that UNiTAB Shareholders will receive the Tabcorp dividend of 41 cents per share for the second half of the year ended 30 June 2005 and the Tabcorp dividend of 44 cents per share for the first half of the year ending 30 June 2006 in respect of these shares.

(c) Abridged pro-forma forecast consolidated cash flow statement of the Merged Group

Figure 5.6.1 sets out an abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group and an abridged 'standalone' forecast consolidated cash flow statement of the UNiTAB Group, in each case for the year ending 30 June 2006, and an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 (assuming that Bidder had acquired all of the UNiTAB Shares under the Offer as at 1 July 2005, as well as the other matters referred to in section 5.5(b)). Figure 5.6.1 provides a summary only.

Figure 5.6.1: Abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006[1]

A$m	Forecast Tabcorp	Forecast UNiTAB	Pro-forma adjustments	Pro-forma Merged Group
EBITDA (excluding non-recurring items)	**1,091**	**165**	**32[2]**	**1,289**
Other cash flows from operations	1	-	-	1
Net interest payments	(150)	(13)	(73)[3]	(235)
Tax paid (pre non-recurring items)	(230)	(35)	14	(250)
NRI cash flows (after tax)	(18)	-	(14)[4]	(32)
Capital expenditure	(212)	(37)	(51)[5]	(300)
Pro forma free cash flows	**483**	**81**	**(92)**	**471**
Dividend paid	(446)	(70)	26[6]	(490)
Decrease/(increase) in net debt	**37**	**11**	**(66)**	**(19)**

Notes:

1 Totals may not add due to the effects of rounding.

2 Adjustment to EBITDA (excluding non-recurring items) reflects the estimated net revenue and cost synergies and efficiencies ($32.0 million) referred to in section 5.5(b)(i).

3 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iii).

4 Adjustment to NRI cash flows (after tax) reflects the redundancy costs ($12.3 million), integration costs ($2.6 million) and other incidental costs ($4.0 million) referred to in section 5.5(b)(i) and asset write-offs ($1.2 million) required to achieve the estimated net cost synergies, tax effected.

5 Adjustment to capital expenditure reflects $51.2 million of additional capital investment required to achieve the estimated net revenue and cost synergies and efficiencies referred to in section 5.5(b)(i).

6 Adjustment to dividend paid reflects the net dividend saving as a result of UNiTAB Shareholders being paid Tabcorp dividends (to the extent that Tabcorp Shares are issued under the Cash and Share Alternative of the Offer) for the year ending 30 June 2006, referred to in section 5.6(b).

5.7 PRO-FORMA FINANCIAL INFORMATION AND FORECAST FINANCIAL INFORMATION OF THE MERGED GROUP – 50.1% SCENARIO

(a) Introduction

Section 4.3 discusses the possibility that Bidder may not achieve 100% ownership of UNiTAB as a result of the Offer. For that reason, this section 5.7 sets out an abridged pro-forma consolidated balance sheet of the Merged Group, an abridged pro-forma consolidated income statement of the Merged Group and an abridged pro-forma consolidated cash flow statement of the Merged Group based on the assumption that the Bidder only acquires relevant interests in 50.1% of the UNiTAB Shares as a result of the Offer.

(b) Abridged pro-forma consolidated balance sheet of the Merged Group – 50.1% scenario

This section 5.7(b) sets out an abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 based on the assumption that Bidder only acquires relevant interests in 50.1% of the UNiTAB Shares as a result of the Offer.

The key assumptions for the abridged pro-forma consolidated balance sheet of the Merged Group – 50.1% scenario are the same as referred to in the 100% scenario in section 5.2, except for the following matters:

(i) Acquisition date and completion

As at 31 December 2005, Bidder had successfully acquired 50.1% of the UNiTAB Shares.

(ii) Acquisition value and funding

Bidder acquired 50.1% of the UNiTAB Shares for a total consideration of approximately $952.1 million payable by the issue of approximately 25.9 million Tabcorp Shares and approximately $551.2 million cash.

It is assumed that Bidder does not refinance UNiTAB's existing net debt as at 31 December 2005. As at 31 December 2005, UNiTAB had cash on hand of $28.3 million and it is assumed this is maintained within the UNiTAB Group.

Figure 5.7.1 sets out selected information which has been derived from the reviewed balance sheet of Tabcorp as at 31 December 2005 (as presented in the half year financial report of Tabcorp for the six months ended 31 December 2005), the reviewed balance sheet of UNiTAB as at 31 December 2005 (as presented in the half year financial report of UNiTAB for the six months ended 31 December 2005), and an abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 (assuming that Bidder had acquired 50.1% of the UNiTAB Shares under the Offer as at 31 December 2005). Figure 5.7.1 provides a summary only.

Figure 5.7.1: Abridged pro-forma consolidated balance sheet of the Merged Group as at 31 December 2005 – 50.1% scenario [1]

A$m	Tabcorp	UNiTAB	Pro-forma adjustments	Pro-forma Merged Group
Cash and deposits	200	28	-	229
Other current assets	121	12	-	133
Total current assets	**321**	**41**	-	**362**
Land & buildings, plant & equipment	1,460	124	-	1,584
Licences	1,235	92	110[2]	1,436
Intangibles and other assets	3,692	186	860[3]	4,738
Total non current assets	**6,387**	**402**	**970**	**7,758**
Total assets	**6,708**	**443**	**970**	**8,121**
Current borrowings	387	1	581[4]	969
Current liabilities	516	74	-	590
Non-current borrowings	2,029	215	-	2,244
Non-current liabilities	256	33	-	289
Total liabilities	**3,187**	**324**	**581**	**4,092**
Shareholders' funds	**3,521**	**119**	**389**	**4,029**
Gearing ratios				
Net debt to EBITDA	2.0			2.3
EBITDA to Interest	7.0			6.2

Notes:

1 Totals may not add due to the effects of rounding.

2 Adjustment to licences reflects the estimate of the Queensland and South Australian wagering licences fair value revaluation ($109.8 million) referred to in section 5.2(a)(v).

3 Adjustment to intangibles and other assets reflects the additional goodwill ($860.1 million) created on acquisition of 50.1% of the UNiTAB Shares, referred to in section 5.2(a)(vi).

4 Adjustments to current borrowings reflect the acquisition debt (including cash paid for UNiTAB Shares ($551.2 million) and transaction costs ($15.0 million)) referred to in section 5.7(b)(ii).

(c) Abridged pro-forma consolidated income statement of the Merged Group – 50.1% scenario

This section 5.7(c) sets out an abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 based on the assumption that Bidder only acquires relevant interests in 50.1% of the UNiTAB Shares as a result of the Offer.

The key assumptions for the abridged pro-forma consolidated income statement of the Merged Group – 50.1% scenario are set out below:

- the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group (refer Figure 5.5.1) is unchanged;
- the abridged 'standalone' forecast consolidated income statement of the UNiTAB Group for the year ending 30 June 2006 (refer Figure 5.5.1) is unchanged; and
- $29.6 million of the $32.0 million of net revenue and cost synergies and efficiencies estimated to be derived by the Merged Group assuming 100% acquisition of UNiTAB Shares (as described in section 5.5(b)(i)) will be achieved. The $29.6 million of net synergies and efficiencies are expected to accrue to the pre-tax earnings of the Merged Group after making allowance for entitlements due to relevant racing industries in the third full year after Bidder's acquisition of 50.1% of the UNiTAB Shares. Under the 50.1% scenario it is estimated that $29.6 million of net synergies and efficiencies will be achieved given that most relate to information technology systems and overheads. However, some areas of corporate administration will need to be retained, and there will be additional costs associated with matters such as listing fees and maintaining a separate board.
- Total redundancy costs relating to the acquisition of approximately $10.9 million are expected to be incurred over the first two years following the acquisition after making allocations of cost due to relevant racing industries.

Tabcorp will be required to consolidate 100% of UNiTAB into its financial accounts in accordance with AIFRS. As a result, profits attributed to non-accepting UNiTAB Shareholders are shown as minority interest in the abridged pro-forma consolidated income statement of the Merged Group. This amount reflects net profit attributed to remaining UNiTAB Shareholders (accounting for 49.9% of the UNiTAB Shares), including their share of relevant synergies and efficiencies, net of income tax.

Except to the extent they are inconsistent with, or varied by the assumptions set out in this section 5.7(c), the assumptions for the Merged Group under the acquisition of 100% of UNiTAB Shares also apply to the Merged Group – 50.1% scenario.

Figure 5.7.2 sets out selected information which has been derived from the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group for the year ending 30 June 2006, the abridged 'standalone' forecast consolidated income statement of the UNiTAB Group for the year ending 30 June 2006, and an abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 (assuming that Bidder had acquired 50.1% of the UNiTAB Shares under the Offer as at 1 July 2005 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of 50.1% of the UNiTAB Shares are realised in the year ending 30 June 2006). Figure 5.7.2 is a summary only.

Figure 5.7.2: Abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 - 50.1% scenario[1,2]

A$m	Forecast Tabcorp[3]	Forecast UNiTAB	Pro-forma adjustments	Pro forma Merged Group
Net revenue[4]	3,851	610	14[6]	4,476
EBITDA	**1,091**	**165**	**30[7]**	**1,286**
Depreciation & amortisation	(142)	(37)	(7)[8]	(186)
EBIT	**949**	**128**	**22**	**1,100**
Net interest expense	(156)	(13)	(37)[9]	(206)
PBT	**793**	**115**	**(15)**	**893**
Tax expense	(238)	(35)	4	(269)
Minority interest	1	0	(48)	(48)
NPAT (excluding non recurring items)	**556**	**80**	**(59)**	**577**
Non-recurring items	(5)	0	(7)[10]	(12)
NPAT (post non-recurring items)	**550**	**80**	**(66)**	**565**
EPS (excluding non-recurring items)[5]	**$1.06**		-	**$1.05**

Notes:

1 Assuming a Tabcorp VWAP of $15.50.

2 Totals may not add due to the effects of rounding.

3 The Tabcorp 'standalone' forecast income statement is presented at actual win rates for the international rebate play business. In the ten months ended 30 April 2006 the international rebate play business achieved above theoretical win rates, positively impacting NPAT by $20.3 million. The two months ending 30 June 2006 have been forecast at theoretical win rate.

4 Net revenue is defined as revenue after payment of rebates on table games, commission play and cash back on electronic gaming machines at casinos.

5 EPS will be impacted by the relative take up of the Consideration Alternatives permitted under the Offer, as set out in section 10.1(b) and further discussed in section 5.8(d).

6 Adjustment to net revenue reflects the estimated revenue synergy ($14.3 million).

7 Adjustment to EBITDA reflects the estimated net revenue and cost synergies and efficiencies ($29.6 million) referred to in section 5.7(c).

8 Adjustment to depreciation and amortisation reflects the $1.2 million additional amortisation arising from the estimate of the Queensland and South Australian wagering licences revaluation referred to in section 5.2(a)(v) and $6.0 million of depreciation associated with capital expenditure required to achieve the net revenue and cost synergies and efficiencies referred to in section 5.7(c).

9 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iii).

10 Adjustment to non-recurring items reflects the redundancy costs ($10.9 million) referred to in section 5.7(c), integration costs ($2.6 million) and other incidental costs ($4.0 million) referred to in section 5.5(b)(i) and asset write-offs ($1.2 million) required to achieve net estimated cost synergies, adjusted for minority interest and tax.

It should be noted that the information set out in Figure 5.7.2 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2006 or for any other period. Actual reported earnings will vary due to the various factors referred to under Figure 5.7.2.

(d) Abridged pro-forma consolidated cash flow statement of the Merged Group – 50.1% scenario

This section 5.7(d) sets out an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 based on the assumption that Bidder only acquires relevant interests in 50.1% of the UNiTAB Shares as a result of the Offer.

The key assumptions for the abridged pro-forma consolidated cash flow statement of the Merged Group – 50.1% scenario are the same as referred to in the abridged pro-forma consolidated cash flow statement of the Merged Group in section 5.6.

Figure 5.7.3 sets out selected information which has been derived from the abridged 'standalone' forecast consolidated cash flow statement of the Tabcorp Group for the year ending 30 June 2006, the abridged

'standalone' forecast consolidated cash flow statement of the UNiTAB Group for the year ending 30 June 2006, and an abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 (assuming that Bidder had acquired 50.1% of the UNiTAB Shares under the Offer as at 1 July 2005 and that the synergies and efficiencies estimated to be realised by the Merged Group in the third full year after the acquisition of 50.1% of the UNiTAB Shares are realised in the year ending 30 June 2006). Figure 5.7.3 is a summary only.

Figure 5.7.3: Abridged pro-forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 – 50.1% scenario[1]

A$m	Forecast Tabcorp	Forecast UNiTAB	Pro-forma adjustments	Pro forma Merged Group
EBITDA (excluding non-recurring items)	**1,091**	**165**	**30[2]**	**1,286**
Other cash flows from operations	1	-	-	1
Net interest payments	(150)	(13)	(37)[3]	(200)
Tax paid (pre non-recurring items)	(230)	(35)	4	(260)
NRI cash flows (after tax)	(18)	-	(13)[4]	(31)
Capital expenditure	(212)	(37)	(51)[5]	(300)
Pro forma free cash flows	**483**	**81**	**(68)**	**496**
Dividend paid	(446)	(70)	13[6]	(503)
Decrease/(increase) in net debt	**37**	**11**	**(55)**	**(8)**

Notes:

1 Totals may not add due to the effects of rounding.

2 Adjustment to EBITDA (excluding non-recurring items) reflects the estimated net revenue and cost synergies and efficiencies ($29.6 million) referred to in section 5.7(c).

3 Adjustment to net interest expense reflects the interest expense referred to in section 5.5(b)(iii).

4 Adjustment to NRI (non-recurring items) cash flows (after tax) reflects the redundancy costs ($10.9 million) referred to in section 5.7(c), integration costs ($2.6 million) and other incidental costs ($4.0 million) referred to in section 5.5(b)(i) and asset write-offs ($1.2 million) required to achieve the estimated net cost synergies, adjusted for tax.

5 Adjustment to capital expenditure reflects $51.2 million of additional capital investment required to achieve the estimated net revenue and cost synergies and efficiencies referred to in section 5.5(b)(i).

6 Adjustment to dividend paid reflects the net dividend saving as a result of UNiTAB Shareholders being paid Tabcorp dividends (to the extent that Tabcorp Shares are issued under the Cash and Share Alternative of the Offer) for the year ending 30 June 2006, referred to in section 5.6(b).

5.8 SENSITIVITIES AND RISKS IMPACTING THE EARNINGS OF THE MERGED GROUP

(a) Introduction

The sensitivities described in this section 5.8 are included to provide some additional analysis of the pro-forma earnings of the Merged Group under conditions other than described in the rest of this section 5. This section 5.8 also describes additional factors that may impact the earnings of the Merged Group.

(b) Abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 – Sensitivity analysis

This section 5.8(b) sets out the pro-forma consolidated net profit after tax and earnings per share of the Merged Group for the year ending 30 June 2006 under several sensitivity assumptions. The key assumptions and limitations that apply to:

- sections 5.2 and 5.5, being the abridged pro-forma consolidated balance sheet and the abridged pro-forma consolidated income statement of the Merged Group;
- section 5.3(c), being the abridged 'standalone' forecast consolidated income statement of the Tabcorp Group; and
- section 5.4, being the UNiTAB 'standalone' forecast financial information,

also apply to this section 5.8(b) except as noted for the purposes of considering a sensitivity on the pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006.

Tabcorp, UNiTAB and the Merged Group may be affected by conditions other than those defined by the assumptions and limitations referred to in sections 5.2, 5.3, 5.4 and 5.5, resulting in a different income statement than presented in Figure 5.5.1. The Tabcorp Board believes the following general sensitivities should be considered by UNiTAB Shareholders when contemplating the Offer:

(i) Tabcorp VWAP

Subject to the terms of the Offer as described in section 10, the Tabcorp VWAP will determine the number of Tabcorp Shares issued for each UNiTAB Share as a result of acceptances under the Offer. The information presented in Figure 5.5.1 has been calculated on the basis that the Tabcorp VWAP is $15.50. Pursuant to the terms of the Offer, Tabcorp has, in effect, chosen to limit the Tabcorp VWAP to a minimum and maximum share price (being $15.00 and $17.00 respectively) for determining the number of Tabcorp Shares issued for each UNiTAB Share. A sensitivity on the net profit after tax and earnings per share of the Merged Group for the year ending 30 June 2006 has been presented in Figure 5.8.1 based on the maximum, minimum and mid price Tabcorp VWAP.

(ii) EBITDA

The Merged Group may not achieve the EBITDA presented in Figure 5.5.1 (the abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006), due to conditions other than those defined by the assumptions and limitations referred to in sections 5.2, 5.3, 5.4 and 5.5. A sensitivity on the net profit after tax and earnings per share of the Merged Group for the year ending 30 June 2006 has been presented in Figure 5.8.1 based on the pro-forma consolidated EBITDA of the Merged Group presented in Figure 5.5.1 for the year ending 30 June 2006 plus or minus 5.0%.

(iii) Interest rate

Some of the existing debt facilities of the Tabcorp Group are not hedged and all of the financing required as a result of the acquisition of the UNiTAB Shares is assumed not to be hedged. As a result, the Merged Group will be exposed to movements in interest rates. A sensitivity on the net profit after tax and earnings per share

of the Merged Group for the year ending 30 June 2006 has been presented in Figure 5.8.1 based on the assumed interest rate referred to in section 5.5(b)(iii) plus or minus 0.5%

Figure 5.8.1: Abridged pro-forma consolidated income statement of the Merged Group for the year ending 30 June 2006 – Sensitivity analysis[1]

	100% Scenario		50.1% Scenario	
	NPAT	EPS	NPAT	EPS
	$m	$	$m	$
Base case	**602**	**1.04**	**577**	**1.05**
Tabcorp VWAP				
Minimum share price $15.00	602	1.04	577	1.05
Mid point share price $16.00	602	1.05	577	1.05
Maximum share price $17.00	602	1.05	577	1.05
Merged Group EBITDA sensitivity				
Merged Group EBITDA -5%	557	0.97	532	0.97
Merged Group EBITDA +5%	647	1.12	622	1.13
Merged Group Interest rate sensitivity				
Interest rate +0.5%	596	1.03	573	1.04
Interest rate -0.5%	608	1.05	580	1.05

Notes:

1 Figures stated exclusive of non-recurring items.

It should be noted that the information set out in Figure 5.8.1 does not purport to reflect the likely reported earnings of the Merged Group for the year ending 30 June 2006 or for any other period. Actual reported earnings will vary due to the following:

- the effective date of the acquisition of UNiTAB Shares by Bidder will be later than 1 July 2005 (the date assumed for the purposes of Figure 5.8.1). Indeed, it is likely that the date of acquisition will be after 30 June 2006; and
- any synergy and efficiency benefits expected to be achieved in the first full year will be significantly lower than those expected to be achieved in the third full year after the effective date of acquisition (the level of synergies and efficiencies assumed for the purposes of Figure 5.8.1 are for the third full year after the effective date of acquisition).

Other factors may also result in actual reported financial performance and earnings varying from the financial performance and earnings set out in Figure 5.8.1.

(c) Divestment of the UNiTAB NSW Gaming Division

As discussed in section 4.2(e), given that the New South Wales government required Tabcorp to divest the New South Wales data monitoring services and links business in 2004 (following the acquisition of Tab, which previously owned those businesses), it is possible that the New South Wales government will again require the Tabcorp Group to procure that the UNiTAB NSW Gaming Division be divested within a certain period of time after UNiTAB becomes owned by the Tabcorp Group.

The pro-forma EPS for the Merged Group presented in Figure 5.5.1 has been calculated on the basis that the UNiTAB NSW Gaming Division is retained by Tabcorp after the acquisition of UNiTAB and is not divested. In the event that all or part of the UNiTAB NSW Gaming Division is divested by Tabcorp after the acquisition of UNiTAB,

the pro-forma EPS for the Merged Group will be different to that presented in Figure 5.5.1 above. The nature of any such difference will depend on a number of matters including the net cash proceeds which are received by Tabcorp for the business which is divested, the amount (if any) of any interest bearing debt or liabilities which are transferred to the purchaser of any business which is divested, the assets and earnings of any business which is divested and the use to which Tabcorp applies the net cash proceeds which are received by Tabcorp for any business which is divested.

Tabcorp expects to know whether it will be required to divest all or part of the UNiTAB NSW Gaming Division after Tabcorp has completed discussions with the New South Wales government. In the event that Tabcorp is not required to divest all or part of the UNiTAB NSW Gaming Division, it will make a decision as to whether it intends to retain all or part of the UNiTAB NSW Gaming Division after it has considered all relevant matters, including obtaining additional information about the UNiTAB NSW Gaming Division. Consequently, Tabcorp does not currently have a reasonable basis for including in this Bidder's Statement pro-forma financial information about the Merged Group in the event that all or part of the UNiTAB NSW Gaming Division was divested.

If Tabcorp is required, or decides, to divest all or part of the UNiTAB NSW Gaming Division, not all of the $9.1 million per annum (in nominal FY2009 dollars) of net cost synergies and efficiencies in relation to gaming referred to in section 5.5(b)(i) would be achieved.

(d) Effect of UNiTAB Shareholders not choosing the Cash And Share Alternative

The pro-forma EPS for the Merged Group presented in Figure 5.5.1 has been calculated on the basis that all UNiTAB Shareholders elect the Cash And Share Alternative and that the Tabcorp VWAP is $15.50 (or, in the case of section 5.8(b)(i), $15.00, $16.00 or $17.00).

In the event that some UNiTAB Shareholders elect the All Share Alternative, Tabcorp intends to undertake a capital management initiative, such as a buy back of Tabcorp Shares. Tabcorp's intention to undertake such an initiative is subject to the Tabcorp Board resolving to implement such an initiative having regard to the funding requirements of the Tabcorp Group and other applicable considerations at the relevant time. The amount of cash to be used in the proposed capital management initiative will be equal to the amount of cash which would have been paid to those UNiTAB Shareholders who chose the All Share Alternative if those shareholders had chosen the Cash And Share Alternative (the ***Surplus Cash***). For example, if UNiTAB Shareholders elect the All Share Alternative in respect of 50% of the UNiTAB Shares on issue, the Surplus Cash will amount to approximately $550.1 million. Assuming the capital management initiative involves a buy back of Tabcorp Shares, and assuming a buy back price of $16.00 per Tabcorp Share, this would imply a buy back of approximately 34.4 million Tabcorp Shares.

In the event that Tabcorp undertakes and completes such a capital management initiative to buy back Tabcorp Shares and buys back Tabcorp Shares at an average price (the ***Buy Back Price***) which is the same as the Tabcorp VWAP, the pro-forma EPS for the Merged Group will be approximately the same as that presented in Figure 5.5.1 above. In the event that the Buy Back Price is above the Tabcorp VWAP, the pro-forma EPS for the Merged Group will be lower than that presented in Figure 5.5.1 (assuming all other relevant matters are unchanged). In the event that the Buy Back Price is below the Tabcorp VWAP, the pro-forma EPS for the Merged Group will be higher than that presented in Figure 5.5.1 (assuming all other relevant matters are unchanged).

In the event that Tabcorp does not undertake such a capital management initiative, the pro-forma EPS for the Merged Group will depend on the use to which the Surplus Cash is applied. Tabcorp's current intention is to undertake the capital management initiative. However, Tabcorp will not be obliged to pursue such an initiative unless and until the Tabcorp Board has resolved to do so having regard to all relevant matters at the relevant time.

Section 6
Sources of Consideration


SKY
TAB
TABARET
Jupiters
CONRAD
TREASURY
TAB

6. Sources of Consideration

6.1 CONSIDERATION UNDER THE OFFER

The total consideration for the acquisition of the UNiTAB Shares to which the Offer relates will be satisfied partly in cash (in Australian dollars) and partly by the issue of Tabcorp Shares (though it is theoretically possible that the consideration will be satisfied wholly by the issue of Tabcorp Shares if all accepting UNiTAB Shareholders select the All Share Alternative).

6.2 SHARES CONSIDERATION

If Bidder acquires all of the UNiTAB Shares, the number of Tabcorp Shares to be issued to UNiTAB Shareholders will vary depending on:

- the extent to which accepting UNiTAB Shareholders select the All Share Alternative rather than the Cash And Share Alternative; and
- the Tabcorp VWAP as determined over the VWAP Period.

In order to illustrate the maximum numbers of Tabcorp Shares which may be issued in connection with the Offer, the maximum numbers of Tabcorp Shares referred to below in this section 6.2 have been calculated (except where otherwise indicated) on the basis that:

- all accepting UNiTAB Shareholders select the All Share Alternative; and
- the Tabcorp VWAP as determined over the VWAP Period is $15.00 or less.

The number of Tabcorp Shares which are in fact issued will be less than these amounts if:

- certain accepting UNiTAB Shareholders select the Cash And Share Alternative; and/or
- the Tabcorp VWAP as determined over the VWAP Period is more than $15.00.

Based on the number of UNiTAB Shares on issue as at the date of this Bidder's Statement, the maximum number of Tabcorp Shares which may need to be issued in accordance with the Offer if acceptances were received for all UNiTAB Shares and all acceptances selected the All Share Alternative is approximately 126.7 million Tabcorp Shares. (If the Tabcorp VWAP over the VWAP Period was $17.00 or more, the maximum number of Tabcorp Shares referred to in this paragraph would be approximately 111.8 million.)

6.3 SOURCE OF SHARE CONSIDERATION

Tabcorp has entered into an agreement with Bidder under which Tabcorp has covenanted to issue the total number of Tabcorp Shares required to settle acceptances under the Offer.

Tabcorp has the capacity to issue the maximum number of Tabcorp Shares which may be required to be issued under the Offer.

6.4 CASH CONSIDERATION

If Bidder acquires all of the UNiTAB Shares, the amount of cash that would be payable by Bidder under the Offer will vary depending on the extent to which accepting UNiTAB Shareholders select the Cash And Share Alternative rather than the All Share Alternative.

Based on the number of UNiTAB Shares on issue as at the date of this Bidder's Statement, the maximum amount of cash that would be payable by Bidder under the Offer if acceptances were received for all UNiTAB Shares and all accepting UNiTAB Shareholders selected the Cash And Share Alternative is approximately $1,100.3 million.

6.5 SOURCES OF CASH CONSIDERATION

(a) Overview of funding arrangements

Bidder will obtain the cash required by Bidder to settle acceptances under the Offer by making drawings under a loan facility (the ***Loan Facility***) which Bidder and other Tabcorp Group companies will enter into with Barclays Bank PLC (the ***Bank***).

(b) Commitment letter and the Loan Facility

A binding commitment letter (the ***Commitment Letter***) has been signed by Tabcorp and the Bank pursuant to which the Bank has agreed to enter into a formal agreement to provide the Loan Facility (the ***Loan Facility Agreement***) under which (subject to the terms of the Loan Facility Agreement) Bidder will be able to borrow:

- an amount which is in excess of the amount necessary to fully fund the cash required by Bidder to settle acceptances under the Offer if acceptances were received for all UNiTAB Shares and all accepting UNiTAB Shareholders selected the Cash And Share Alternative, as well as all associated transaction costs;
- an amount which can be used to refinance the current indebtedness of UNiTAB. This amount will be used for that purpose if necessary; and
- an amount necessary to undertake a capital management initiative. Details of Tabcorp's intention to undertake such an initiative, and the amount of cash to be used in any such capital management initiative are discussed at section 5.8(d).

As part of the Commitment Letter, Tabcorp and the Bank have agreed all of the material terms and conditions of the Loan Facility, with the remaining terms and conditions to be based on existing loan documents that the Tabcorp Group has previously entered into with the Bank. The Bank has obtained all of the internal approvals necessary to provide the Loan Facility.

The Bank's commitment to provide the Loan Facility may be terminated by the Bank under the Commitment Letter if certain termination events occur. The termination events are described in Annexure C. These termination rights will not apply after the date the Loan Facility Agreement is executed.

(c) Conditions precedent

After the Loan Facility Agreement has been executed, a number of conditions precedent must be satisfied or waived prior to the funds under the Loan Facility becoming available. Those conditions precedent are described in Annexure C.

(d) Events of default

As is customary in debt facilities of this nature, there are various 'events of default' under the Loan Facility that, if they occur, will result in non-satisfaction of a condition precedent to drawdown under the Loan Facility. Those events are described in Annexure C.

(e) Representations and warranties

The representations and warranties to be given by Tabcorp, Bidder and the guarantors under the Loan Facility are considered by Tabcorp to be normal representations and warranties applicable to banking arrangements of this type.

(f) Period of commitment

The obligation of the Bank to make loans under the Loan Facility will, if the loan has not already been made, terminate on the date which is six months after the date the Loan Facility Agreement is executed or such later date as may be agreed by the Bank, such agreement not to be unreasonably withheld if the Offer remains open for acceptance six months after the Loan Facility Agreement is executed and such agreement not to be withheld if at that date:

- Bidder is engaging in, or is entitled (and intends) to engage in, the compulsory acquisition of UNiTAB Shares under Chapter 6A of the Corporations Act; or
- Tabcorp is engaging in, or is entitled (and intends) to engage in, a buy back of Tabcorp Shares.

(g) Repayment

Funds made available under the Loan Facility will be due to be repaid 364 days after the date the Loan Facility Agreement is signed. Early repayment may be required if an event of default under the Loan Facility occurs.

If any person or persons obtain voting power in Tabcorp of more than 50%, the Loan Facility will be cancelled within 90 days and Bidder must repay all loans outstanding under the Loan Facility unless the Bank otherwise agrees.

As indicated in sections 1.5(c) and 1.5(d), there are various restrictions currently in existence which prohibit any person from obtaining voting power of more than 10% in Tabcorp.

(h) Guarantee

The amounts owing under the Loan Facility will be unconditionally guaranteed by Tabcorp and certain other companies in the Tabcorp Group.

(i) Other

Under the Loan Facility, Tabcorp will give certain financial covenants and a negative pledge (which are discussed in Annexure C).

6.6 PROVISION OF CONSIDERATION

On the basis of the arrangements described in this section 6, Bidder and Tabcorp are of the opinion that they have a reasonable basis for holding the view, and hold the view, that Bidder will be able to provide the consideration offered under the Offer.

Bidder notes that, in accordance with section 10.7(o), the Offer is conditional on:

- the events set out in the Commitment Letter which give rise to termination rights for the Bank (***Bank Termination Events***) not occurring (or such termination rights being waived by the Bank to the extent the relevant events do occur); and
- the conditions precedent to the availability of funds under the Loan Facility being satisfied or waived,

in both cases to the extent that the occurrence of the event, or satisfaction of the condition, is not within the sole control of the Tabcorp Group.

It is unlikely that Bidder would declare the Offer free of the defeating conditions set out in section 10.7(o) unless, at the relevant time, it was satisfied that:

- the relevant conditions precedent were, or would be, satisfied at that time (or likely to be satisfied by the time that settlement of acceptances under the Offer would be required) or otherwise waived; and
- any relevant termination rights would be unlikely to arise or would otherwise be likely to be waived by the Bank if they did arise.

If the Offer is declared free of the defeating conditions set out in section 10.7(o), there is a risk that it would still be possible that:

- one or more of the conditions precedent to the availability of funds under the Loan Facility may not be satisfied, or otherwise waived by the Bank, by the time that settlement of acceptances under the Offer will be required; or
- one or more Bank Termination Events may subsequently occur and not be waived by the Bank.

The prospect of any such occurrence will be a factor taken into account by Tabcorp and Bidder at the time that any decision to declare the Offer free of defeating conditions set out in section 10.7(o) is being considered.

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Section 7
Tax Considerations



TAB
TABARET
KENO
Jupiters
CONRAD
TREASURY
TAB

7. Tax Considerations

7.1 INTRODUCTION

This section 7 generally describes the Australian income and capital gains tax consequences for UNiTAB Shareholders arising from their acceptance of the Offer.

As set out in section 10.1(b), there are two Consideration Alternatives under the Offer, being the All Share Alternative (see section 10.1(b)(i)) and the Cash And Share Alternative (see section 10.1(b)(ii)). Both Consideration Alternatives are discussed (as applicable) in this section 7. UNiTAB Shareholders may choose which Consideration Alternative they want when accepting the Offer. The Cash And Share Alternative will apply as the default Consideration Alternative if a UNiTAB Shareholder does not select a Consideration Alternative.

The comments below in this section 7 are relevant only to UNiTAB Shareholders who hold their UNiTAB Shares as capital assets for the purpose of investment. The comments do not apply to UNiTAB Shareholders who hold their UNiTAB Shares in connection with the conduct of a business or who acquired the UNiTAB Shares for the purpose of resale at a profit rather than investment.

Certain UNiTAB Shareholders (such as those engaged in a business of trading, those who acquired their UNiTAB Shares for the purpose of resale at a profit and those which are banks, insurance companies, tax exempt organisations, superannuation funds or persons who acquired their UNiTAB Shares in connection with their employment with the UNiTAB Group (including under the UNiTAB 'Bonus Share Scheme')) may be subject to special or different tax treatment. They should, therefore, seek specialist advice tailored to their circumstances.

UNiTAB Shareholders who are not resident in Australia for tax purposes should also consider the tax consequences under the laws of their country of residence, as well as under Australian law, arising from their acceptance of the Offer. The following summary is intended only for Australian resident UNiTAB Shareholders.

This section 7 is based on the law in effect as at the date of this Bidder's Statement, although it is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every UNiTAB Shareholder. Accordingly, UNiTAB Shareholders should seek independent professional advice about their own particular circumstances.

7.2 ACCEPTANCE OF OFFER AND DISPOSAL OF UNITAB SHARES

(a) Capital gains tax

Acceptance of the Offer will result in a disposal by way of transfer of UNiTAB Shares by UNiTAB Shareholders to Bidder. The change of ownership of the UNiTAB Shares will constitute a CGT event for Australian CGT purposes (subject to roll-over relief; see below). That CGT event will occur when the contract for the disposal of the UNiTAB Shares is entered into.

UNiTAB Shareholders may make a capital gain or capital loss on the transfer of their UNiTAB Shares, depending on whether the capital proceeds from the transfer exceeds or is less than the relevant cost base of the UNiTAB Shares.

The capital proceeds of the CGT event will be the sum of the cash and the value of the Tabcorp Shares received by the UNiTAB Shareholder for the transfer of their UNiTAB Shares (if the UNiTAB Shareholder elects the Cash And Share Alternative) or the value of the Tabcorp Shares received by the UNiTAB Shareholder for the transfer of their UNiTAB Shares (if the UNiTAB Shareholder elects the All Share Alternative). For these purposes, the value of the Tabcorp Shares will be their market value when the contract for the transfer is entered into.

The cost base of the UNiTAB Shares will generally be the acquisition cost of the UNiTAB Shares. Certain other incidental costs associated with the acquisition or transfer (such as brokerage) may be added to the cost base of the UNiTAB Shares.

Capital gains and capital losses of a UNiTAB Shareholder in a year of income are aggregated to determine whether the UNiTAB Shareholder has made a net capital gain. Any net capital gain is then included in the UNiTAB Shareholder's assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the taxable gain for certain UNiTAB Shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be carried forward and offset against future capital gains.

(b) Indexation and the 'CGT Discount'

In general, if UNiTAB Shares have been held for less than 12 months before disposal, the capital gain or loss on the disposal of the UNiTAB Shares will be calculated on the difference between the capital proceeds received for the UNiTAB Shares and the cost base of the UNiTAB Shares.

For UNiTAB Shares which have been held for 12 months or more before the disposal, the capital gain or loss will be calculated using one of the methods described below:

(i) If the UNiTAB Shares were acquired at or before 11.45 am on 21 September 1999, the capital gain or loss on the disposal of the UNiTAB Shares will generally be the difference between the capital proceeds received for the UNiTAB Shares and the cost base for the UNiTAB Shares, which may be indexed for inflation up to 30 September 1999. However, if the relevant UNiTAB Shareholder is an individual, a complying superannuation entity or trust, the UNiTAB Shareholder can choose to index the cost base of the UNiTAB Shares, in which case the 'CGT Discount' (as discussed below) will not be available. Indexation adjustments to the cost base of UNiTAB Shares are ignored when calculating the reduced cost base of the UNiTAB Shares, which is relevant for the purpose of calculating a capital loss.

(ii) If the UNiTAB Shares were acquired after 11.45 am on 21 September 1999, the capital gain or loss on the disposal of the UNiTAB Shares will generally be the difference between the capital proceeds received for the UNiTAB Shares and the cost base for the UNiTAB Shares, with no indexation. If the UNiTAB Shares are held by an individual, a complying superannuation entity or a trust for 12 months or more before the disposal, the UNiTAB Shareholder may also be able to claim a 'CGT Discount' (as discussed below).

If a UNiTAB Shareholder is an individual, a complying superannuation entity or trust and has held the UNiTAB Shares for 12 months or more before the disposal, the UNiTAB Shareholder will be entitled to a 'CGT Discount' for the UNiTAB Shares disposed of under the Offer provided that the UNiTAB Shareholder has not chosen to index the cost base of the UNiTAB Shares (as discussed above). The 'CGT Discount' will entitle these UNiTAB Shareholders to reduce their capital gain on the disposal of the UNiTAB Shares (after deducting available capital losses of the UNiTAB Shareholder) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of distributions made in respect of a trust which is attributable to discounted capital gains.

The 'CGT Discount' will not be available to companies. Further, special rules apply to determine whether UNiTAB Shares have been held for the requisite 12 month period. UNiTAB Shareholders should seek their own advice in this regard.

(c) Roll-over relief

If, as a result of the Offer, Bidder owns 80% or more of all the UNiTAB Shares, UNiTAB Shareholders who would otherwise make a capital gain on the disposal of their UNiTAB Shares may choose 'scrip for scrip' roll-over relief. UNiTAB Shareholders cannot choose scrip for scrip roll over relief if they make a capital loss on the disposal of their UNiTAB Shares. If full roll-over relief is chosen, the capital gain will be disregarded and effectively deferred until the disposal of the Tabcorp Shares received under the Offer.

Under the Offer, UNiTAB Shareholders can elect to receive only Tabcorp Shares for their UNiTAB Shares (the All Share Alternative) or a combination of cash and Tabcorp Shares (the Cash And Share Alternative). Roll-over relief will only be available to the extent that the consideration for the disposal of the UNiTAB Shares is Tabcorp Shares.

If the '80% requirement' is met, UNiTAB Shareholders who elect the All Share Alternative should be entitled to full roll-over relief for the disposal of their UNiTAB Shares.

UNiTAB Shareholders who elect the Cash And Share Alternative should be entitled to partial roll-over relief for the disposal of their UNiTAB Shares. Roll-over relief will not be available to the extent that the consideration for their UNiTAB Shares is cash. In those circumstances, UNiTAB Shareholders who choose partial roll-over relief will only be exposed to tax on the cash proportion of the consideration received.

Specifically, UNiTAB Shareholders who would ordinarily make a capital gain by electing the Cash And Share Alternative may calculate their capital gain under a partial roll-over as follows:

$$\text{capital gain} = \text{cash consideration received under the Offer} - \left\{ \frac{\text{cash consideration received under the Offer}}{\text{cash consideration received under the Offer} + \text{market value of all Tabcorp Shares received under the Offer}} \times \text{cost base of all UNiTAB Shares transferred} \right\}$$

A choice to obtain roll-over relief must be made before the lodgement of the tax return for the income year in which the relevant CGT event occurred. The exclusion of the capital gain (or part of the capital gain where a UNiTAB Shareholder chooses partial roll-over) from a UNiTAB Shareholder's tax return is regarded as sufficient evidence of the making of the choice.

7.3 CONSEQUENCES OF OWNING TABCORP SHARES

(a) CGT implications of owning Tabcorp Shares

The disposal of Tabcorp Shares will be subject to the same Australian CGT consequences as are described above in relation to the disposal of UNiTAB Shares, subject to the following differences in the case of a UNiTAB Shareholder who chooses roll-over relief.

For UNiTAB Shareholders who elect the All Share Alternative and who choose roll-over relief, the cost base of the Tabcorp Shares received under the Offer will be the cost base of their UNiTAB Shares plus any relevant incidental costs (see above).

For UNiTAB Shareholders who elect the Cash And Share Alternative and who choose roll-over relief, it is reasonable for the cost base of the Tabcorp Shares received under the Offer to be calculated as follows, plus any relevant incidental costs (see above):

$$\text{cost base for all Tabcorp Shares received under the Offer} = \text{cost base for all UNiTAB Shares previously held} - \left\{ \frac{\text{cash consideration received under the Offer}}{\text{cash consideration received under the Offer} + \text{market value of all Tabcorp Shares received under the Offer}} \times \text{cost base of all UNiTAB Shares transferred} \right\}$$

As the Tabcorp Shares will be acquired after 21 September 1999, there can be no indexation to their cost base. However, UNiTAB Shareholders who are individuals, complying superannuation entities or trusts who have chosen roll-over relief may determine their compliance with the 12 month ownership requirement for the 'CGT Discount' by reference to the time of their acquisition of the UNiTAB Shares until their disposal of the Tabcorp Shares.

Where roll-over relief is not chosen or is not available, the cost base of the Tabcorp Shares received under the Offer will be the value of the UNiTAB Shares at the time of entering into the contract for the acquisition of the Tabcorp Shares.

(b) Australian tax consequences of receiving dividends in respect of Tabcorp Shares

Australian resident shareholders must include in their assessable income dividends received on their Tabcorp Shares. If the dividends are franked and the shareholders are individuals who are entitled to the franking credits attached to the dividends, the shareholders must also include in their assessable income an additional amount equal to the franking credit. The shareholders will, however, be entitled to a rebate of tax equal to the amount of the franking credit.

7.4 STAMP DUTY

UNiTAB Shareholders who accept the Offer will not be required to pay any stamp duty on the disposal of their UNiTAB Shares under the Offer, on the acquisition of Tabcorp Shares under the Offer or on a subsequent disposal of the Tabcorp Shares.

7.5 GST

GST will not apply to the transfer of UNiTAB Shares under the Offer, the payment of dividends on Tabcorp Shares or a subsequent disposal of Tabcorp Shares.

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Section 8
Investment Risks



CONRAD
JUPITERS
TAB
TABARET
Jupiters
CONRAD
TREASURY
TAB

8. Investment Risks

8.1 INTRODUCTION

There are many factors that may influence the price of Tabcorp Shares and future dividends paid on Tabcorp Shares, including those that:

- apply to investments generally;
- apply, and will continue to apply, specifically to the business of the UNiTAB Group;
- apply, and will continue to apply, specifically to the business of the Tabcorp Group; and
- arise, or may arise, from a combination of the Tabcorp Group and the UNiTAB Group.

Tabcorp seeks to mitigate risks where possible by the use of safeguards and appropriate controls. However, some risks are likely to remain outside the control of the Tabcorp Group and the Merged Group.

UNiTAB Shareholders who accept the Offer (other than Foreign Shareholders) will receive Tabcorp Shares as part (or all) of the consideration for their UNiTAB Shares. It is therefore important to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of Tabcorp Shares, which include those set out in this section 8.

8.2 EFFECT OF OCCURRENCE OF RISK FACTORS

The occurrence of any of the risk factors set out in this section 8 may have an adverse impact on the Merged Group's financial performance and the value of Tabcorp Shares.

8.3 GENERAL RISK FACTORS

The performance of the Merged Group and the value of Tabcorp Shares will depend upon discretionary spending by businesses and individuals and changes in economic factors (such as interest rates, inflation, employment levels, consumer costs, consumer spending, consumer sentiment and market volatility).

The financial performance of the Tabcorp Group and the Merged Group and the value of Tabcorp Shares could also fluctuate in response to factors such as actual or anticipated variations in the operating results of the Tabcorp Group and the Merged Group, the introduction of new products or services by the Tabcorp Group and the Merged Group or by competitors, conditions or trends in the casino, gaming and wagering industries, government or public action adverse to those industries, changes in market valuations of other gaming companies, additions or departures of key personnel, industrial activity by employees and high volume sales of Tabcorp Shares. Many such factors will be beyond the control of the Tabcorp Group and the Merged Group.

8.4 SPECIFIC RISK FACTORS RELATING TO THE UNITAB GROUP

The prospectus for the offer of UNiTAB Shares dated 15 October 1999 and various public announcements by UNiTAB have informed UNiTAB Shareholders of risks inherent in an investment in UNiTAB Shares. If Bidder acquires a significant interest in UNiTAB, it will be subject to those risks. Due to Bidder's limited knowledge about the businesses of the UNiTAB Group (as described in section 4.2(i)), additional risks may exist in relation to those businesses and the UNiTAB Group which are not known to Bidder.

Some of the other risks relating to the UNiTAB Group which may have an adverse impact on the financial performance of the Merged Group and the value of Tabcorp Shares correspond to the specific risk factors in relation to the Tabcorp Group which are set out in section 8.5.

8.5 SPECIFIC RISK FACTORS RELATING TO THE TABCORP GROUP AND THE MERGED GROUP

(a) Victorian Wagering and Gaming Licences

Tabcorp's wagering and gaming operations in Victoria are carried out under two licences (the Victorian Wagering Licence and the Victorian Gaming Licence) which expire in 2012 (unless earlier cancelled). Under the Gambling Regulation Act, prior to the expiry of the licences, new wagering and gaming licences under Part 3 of Chapter 4 of the Gambling Regulation Act will be able to be applied for and may be granted. Under the Gambling Regulation Act, Tabcorp will be able to apply for any such new licences (unless the Victorian Wagering Licence or the Victorian Gaming Licence has been cancelled).

On the grant of any such new licences under Part 3 of Chapter 4 of the Gambling Regulation Act, Tabcorp would be entitled to a payment from the State of Victoria calculated as described in section 1.5(b). It is possible that factors such as those set out in section 8.5(b) might result in the consideration received by Tabcorp in these circumstances being less than 85% of the original amount paid for Tabcorp's existing licences or the value of the above entitlement being reduced.

Tabcorp intends to apply for new wagering and gaming licences under Part 3 of Chapter 4 of the Gambling Regulation Act prior to the expiry of its existing licences. No assurance can be given that Tabcorp would successfully acquire new licences under Part 3 of Chapter 4 of the Gambling Regulation Act. Further, no assurance can be given that such gaming and wagering licences would be issued on the same terms as the terms of the existing licences and that, if Tabcorp were successful in acquiring new licences, any different terms would not adversely affect Tabcorp.

As described in section 1.5(b), on 4 January 2006 the Victorian government announced the start of its review of the structure of the post-2012 electronic gaming machine, wagering and Keno licences. Section 1.5(b) explains the status of the licence review process as at the date of this Bidder's Statement.

It is possible that the outcome of the Victorian government's review of the post-2012 licensing structure may adversely affect Tabcorp. This could occur if the review leads to changes to the post-2012 licensing structure or the current entitlements of industry participants. The issues papers released by the Victorian government indicate that the review is a far-reaching one, therefore there can be no guarantee as to its outcome.

(b) Regulation and changes to the regulatory environment

(i) General

The activities of the Tabcorp Group are operated, and the activities of the Merged Group will operate, in highly regulated industries. The gambling activities that they conduct, and will conduct, and the level of competition that they experience, and will experience, depend to a significant extent on:

- the licences granted to the Tabcorp Group and the Merged Group; and
- government policy and the manner in which the relevant governments exercise their broad powers in relation to the manner in which the relevant businesses are conducted.

Changes in legislation, regulation or government policy may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of Tabcorp Shares.

The regulatory environment in which the Tabcorp Group currently operates is discussed in section 1.5.

Potential changes which will affect the value of the licences granted to the Tabcorp Group and the Merged Group and the value of Tabcorp Shares include:

- changes in State casino, wagering and gaming tax rates and levies;
- the grant of additional gambling licences;
- variations to permitted deduction rates and returns to players;
- changes to the restrictions on the number, type and location of gaming machines and gaming venues;
- changes to the conditions in which venues offering products of the Tabcorp Group and the Merged Group must operate;
- the introduction of possible limitations on access to cash in gambling venues; and
- the introduction of onerous legislation to guard against money laundering.

(ii) Changes to the regulatory environment

Changes to the regulatory environment in some of the jurisdictions in which the Tabcorp Group operates which have been made or foreshadowed and which may have an adverse impact on the Merged Group's financial performance and the value of Tabcorp Shares include:

- regional capping, which limits the number of gaming machines in certain local government areas;
- increasing local government powers over planning applications for gaming venues;
- bans on gaming machine-related signage;
- the extension of bans on $100 note acceptors on gaming machines;
- the extension of $10 bet limits; and
- potential introduction of product fees for sports betting operators.

(c) Disciplinary action and cancellation of the wagering, gaming and casino licences

In certain situations, the licences that have been granted to the Tabcorp Group (including the Victorian Wagering Licence, the Victorian Gaming Licence, the NSW Totalizator Licences, the NSW Casino Licence and the Queensland Casino Licences) may be suspended or cancelled. Information in relation to these situations is set out in section 1.5(b). As at the date of this Bidder's Statement, no member of the Tabcorp Group has been advised of the existence of any circumstance which could give rise to the suspension or cancellation of any of those licences.

The NSW Casino Control Authority is required to conduct, at intervals of no greater than three years, an investigation of the suitability of the operator of Star City Casino and whether it is in the public interest that the casino licence should continue in force. The next investigation is scheduled to be completed in late 2006.

The potential for any of the licences granted to the Tabcorp Group referred to above to be suspended or cancelled is a risk factor.

(d) Taxes and levies applicable to Star City Casino

The New South Wales government can review the casino duty and responsible gambling levy (previously known as the community benefit levy) arrangements applying to the Star City Casino business on 13 September 2007 in accordance with the Casino Duty and Community Benefit Levy Agreement (see section 1.6(d)). This may result in an increase in the taxes or levies payable by Star City in respect of the Star City Casino business. Such an increase is a risk factor.

(e) Star City Casino exclusivity

After 13 September 2007, the New South Wales government may or may not issue further licences to conduct, or otherwise permit the operation of, the specified table games with gambling chips that are currently covered by an exclusivity agreement between Star City and the New South Wales government. If one or more additional licences are issued, then operators of such casino table games may compete in the market currently held exclusively by Star City. This is a risk factor.

(f) NSW Totalizator Licences exclusivity

The exclusivity period relating to Tab's licences to operate totalizators in New South Wales expires in 2013 (see section 1.5(b)(ii)). The New South Wales government has not yet foreshadowed what will occur after 2013, but the potential licensing of further totalizator operators in New South Wales is a risk factor.

(g) Queensland Casino Licences

The exclusivity periods for all the Queensland casino licences have expired. The Queensland government could issue a further licence or licences to operate a casino in Queensland to one or more third parties at any time. This is a risk factor.

(h) New South Wales and Queensland Keno licences

Tabcorp and Bidder cannot be certain:

- whether the Keno licences that the Tabcorp Group holds in New South Wales and Queensland will be renewed when they expire in July 2007 and June 2022 respectively;
- if they are renewed, when they will be renewed by the relevant State governments; or
- that licences will not be issued to competing third parties. The specific risk in relation to the issue of a competing Keno licence in Queensland to Golden Casket is discussed in section 1.5(b)(vi).

The potential for the non-renewal of these gaming licences or the issue of licences to competing third parties is a risk factor.

(i) Compliance risks

Any failure by the Tabcorp Group or the Merged Group to embrace high compliance standards, values and systems at all operational levels may increase exposure to a compliance failure, potentially leading to the suspension or loss of applicable gambling licences, in addition to other civil or criminal penalties.

Integrating the compliance systems of the Tabcorp Group and the UNiTAB Group will expose the Merged Group to possible risks, including possible difficulties in integrating management and information systems in an effective and timely manner and the possible loss of legal and compliance knowledge of the respective businesses. On the basis of the Tabcorp Group's previous experience with the successful integration of acquired businesses (such as the businesses of the Jupiters Group and Tab Group acquired in 2003 and 2004 respectively) and the commonality of the regulatory frameworks in which the Tabcorp Group and the UNiTAB Group operate, Tabcorp anticipates that appropriate resources will be available to develop, integrate, implement, maintain and improve the compliance program of the Merged Group and that compliance risks can be managed appropriately.

(j) Smoking bans

Smoking bans continue to be progressively introduced and expanded in the jurisdictions in which the Tabcorp Group and the Merged Group will operate. Key businesses that are impacted, or likely to be impacted, by the smoking bans include Victorian gaming, Victorian and New South Wales wagering and the New South Wales and Queensland casino properties. The Tabcorp Group continues to develop and implement smoking

solutions within its casino properties and is working closely with gaming venue operators to implement smoking solutions that meet the needs of both regulators and customers. The impact of the smoking bans as they continue to be phased in over 2006 and 2007 is a risk factor.

(k) Divestiture of shares in subsidiaries

In certain circumstances the NSW Casino Control Authority, the Queensland Minister and the New South Wales Racing Minister can compel the divestiture by the Tabcorp Group of certain of Tabcorp's subsidiaries (see sections 1.5(e), 1.5(f) and 1.5(g)). Those circumstances might include a change in the shareholders or directors of Tabcorp.

For example, an action by the NSW Casino Control Authority might result in the Tabcorp Group ceasing to own the Star City Casino business. Similarly, an action by the Queensland Minister might result in the Tabcorp Group ceasing to own one or more of the businesses conducted by the Jupiters Group (including the Jupiters casino businesses and the Jupiters Keno business). An action by the New South Wales Racing Minister might result in the Tabcorp Group ceasing to own the New South Wales wagering businesses conducted by the Tab Group.

The potential for the Tabcorp Group to be required to dispose of shares in the companies owning any of its businesses is a risk factor.

(l) System risk

The Tabcorp Group and the Merged Group place, and will continue to place, significant reliance on their computer systems for their ongoing operations. A prolonged failure of the computer systems supporting or operated by the Tabcorp Group or the Merged Group would result in a significant loss of revenue and profit to the Tabcorp Group or the Merged Group. The potential for such an event to occur is a risk factor. As a result of the acquisition of Tab, Tabcorp is currently engaged in a major systems migration project which is scheduled for completion in September 2006. The completion of this project to time and budget remains an operational risk factor. The Tabcorp Group has in place disaster recovery systems to mitigate the risk for its core operations.

In relation to the integration of the Tab Group into the Tabcorp Group, the integration is progressing according to schedule with the accounting and financial systems effectively integrated, the management structures implemented and the integration of the wagering systems progressing. Legislation has been introduced into the New South Wales parliament to enable a totalizator system in New South Wales to process bets placed outside of New South Wales and for computers outside of New South Wales to process bets placed in New South Wales. This will enable a telephone call centre in New South Wales to process bets for other States and for New South Wales bets to be processed in a call centre outside of New South Wales and for a single computer operation to process all bets from each State. This is material to achieving the significant synergies that will result from the present integration of the Victorian and New South Wales TABs.

The software development and technical deployment that parallels this restructure is well advanced and implementation is expected to commence in September 2006 and be completed by February 2007. Whilst there is some risk that this timeframe may be delayed, Tabcorp does not currently expect material delays. When completed, the system will have the capability of operating individual State pools or it can operate merged pools.

(m) Competition

In a broad sense, gambling activities compete with other consumer products for consumers' discretionary expenditure and in particular with other forms of leisure and entertainment including cinema, restaurants, sporting events, the internet and pay television.

Tabcorp's wagering division competes with certain interstate and international wagering operations who can accept bets over the telephone or internet (eg betting exchanges). The telephone betting segment of the wagering division is experiencing increasing competition from bookmakers.

Equally, Tabcorp's gaming division, media division, casinos division and international division each face competition in their respective areas.

If the Tabcorp Group and the Merged Group do not adequately respond to the competition which they face, there may be a change in consumer spending patterns which may have an adverse impact on the Merged Group's financial performance and may adversely affect the market price of Tabcorp Shares.

(n) Racing product

Tabcorp's wagering division is reliant on the Victorian, New South Wales and other interstate racing industries providing a program of events for the purposes of wagering. A significant decline in the quality or number of horses, or number of events, would have a significant adverse effect on wagering revenue. The potential for such an occurrence is a risk factor.

In addition, none of the Australian racing clubs currently charge interstate totalizator operators for the provision of their racing product. The potential for a change to this situation is a risk factor.

(o) Consequences of breach of shareholding restrictions

Sections 1.5(c) and 1.5(d) discuss legislative provisions restricting any person from acquiring voting power of more than 10% in Tabcorp. In addition to these shareholding restrictions, Tabcorp's constitution presently contains provisions which prohibit persons from having voting power in Tabcorp of more than 10% (see section 1.5(d)).

However, Tabcorp Shares are traded on ASX and, as such, it may not be possible for Tabcorp to prevent a person from acquiring voting power in Tabcorp in excess of the 10% limitation. As discussed in section 1.5(d), there are provisions in Tabcorp's constitution which will enable it, in certain circumstances, to require divestment of the offending part of a person's shareholding. However, these provisions will only operate after a breach of the shareholding restrictions has occurred (that is, they do not of themselves prevent such a breach from occurring).

If there is a breach of any of the conditions attached to the NSW Totalizator Licences (including a breach of the NSW Totalizator Licences Shareholder Restrictions Condition as a consequence of a person acquiring voting power of more than 10% in Tabcorp), the NSW Racing Minister could take disciplinary action against Tab under the NSW Totalizator Act. Disciplinary action may include any one or more of the imposition of a fine, the suspension or cancellation of the NSW Totalizator Licences and the amendment of the conditions attached to the NSW Totalizator Licences.

Any such disciplinary action may have an adverse impact on the Merged Group's financial performance and the value of Tabcorp Shares.

As an alternative to disciplinary action, the New South Wales Racing Minister may first direct Tab to take action to rectify the relevant circumstances. This might include requiring the Tab Board to divest the

applicable Tabcorp Group company of its shares in Tab in accordance with the terms of Tab's constitution (see section 1.5(g)). In this regard, as discussed in section 1.6(c)(vii), the Racing Distribution Agreement provides that NSW Racing is entitled to terminate the Racing Distribution Agreement if a member of the Tabcorp Group ceases to own the majority of the shares in Tab or if Tabcorp otherwise ceases to control Tab.

Accordingly, if there is a breach of any of the conditions attached to the NSW Totalizator Licences as a result of a breach of the shareholding restrictions described in section 1.5(b)(ii)(C), there is a risk that:

- NSW Racing may seek to terminate the Racing Distribution Agreement - this may have an adverse impact on the value of Tabcorp Shares; and
- the Tabcorp Group may be forced to divest its shares in Tab in circumstances where the value of one of Tab's material assets (being the Racing Distribution Agreement) is uncertain (including because NSW Racing may seek to terminate the Racing Distribution Agreement). This might impact on the value which the Tabcorp Group realises for its shares in Tab on a forced divestment and may have an adverse impact on the value of Tabcorp Shares.

(p) Shareholding limitations and other matters may discourage merger or takeover opportunities

Section 1.5(c) discusses provisions restricting any person from acquiring voting power of more than 10% in Tabcorp. Section 1.5(b)(ii)(C) discusses the NSW Totalizator Licences Shareholder Restrictions Condition.

Section 1.6(c)(vii) discusses the provisions of the Racing Distribution Agreement pursuant to which NSW Racing would be entitled to terminate the Racing Distribution Agreement if Tabcorp ceased to be admitted to the official list of ASX (which would most likely occur following any successful takeover bid for, or other acquisition of, all of the Tabcorp Shares).

These restrictions and termination rights could impede any merger, consolidation, takeover or other business combination involving the Tabcorp Group or discourage a potential acquirer from making a takeover bid for or otherwise attempting to gain control of Tabcorp.

(q) International rebate business

The international rebate business is highly volatile. Although the Jupiters Group and Star City Casino (since January 2006 when international rebate business was reintroduced at that property) have historically achieved theoretical win rates over time, during the course of each year the casino businesses can enjoy significant wins and sustain significant losses. The volatility of international rebate business in the future may adversely affect the value of Tabcorp Shares.

(r) Sky Channel, TVN and the split picture issue

Sky Channel telecasts various race meetings throughout Australia and internationally. In addition, Sky Channel telecasts in-depth form analysis, review, magazine and general sports programming. The events telecast on Sky Channel are arranged and operated by various racing clubs and other organisations. In general, Sky Channel's telecast rights are embodied in various supply contracts with these parties. The various supply contracts are scheduled to terminate at various dates. Almost all key supply contracts are in place until after 2010.

TVN and the split picture issue

Between May 2005 and May 2006, ThoroughVisioN Pty Ltd (***TVN***) (the shareholders in which comprise certain Sydney metropolitan and Victorian thoroughbred racing clubs) telecast Sydney metropolitan and Victorian thoroughbred meetings, and Sky Channel telecast the balance of the thoroughbred meetings in New South Wales and remaining States, as well as all harness and greyhound meetings conducted nationally. During this

period TVN telecast its own channel to various commercial locations including the Tabcorp Group's TAB agency and licensed premises outlets as well as on a domestic digital pay television service.

The Tabcorp Group's wagering revenues have been adversely affected by the split in the thoroughbred racing broadcast (the ***split picture issue***) in the following key ways.

The split resulted in a 'split racing picture' being telecast in those commercial locations where both the Sky Channel and TVN telecasts were displayed. This meant that certain races were broadcast on Sky Channel and not TVN (and vice versa) and neither channel telecast all races. Even where both telecasts were displayed (such as in TAB agencies and larger licensed premises) there was confusion amongst customers and logistical problems such as synchronising racing audio, and this adversely affected wagering revenue.

In other commercial locations (such as smaller licensed premises) only one of the two telecasts was displayed. This meant that wagering revenues were adversely affected due to customers being reluctant to bet on races they were unable to watch.

On 16 May 2006, the Tabcorp Group and TVN announced an agreement under which Sky Channel will commence telecasting the Sydney metropolitan and Victorian thoroughbred meetings conducted by the TVN shareholder racing clubs on its channel (as well as TVN telecasting them on its channel), and Sky Channel will facilitate TVN telecasting additional premium thoroughbred races on its channel (as well as Sky Channel telecasting them on its channel). At present, the split picture issue has ended as a result of interim arrangements agreed between the Tabcorp Group and TVN. Those interim arrangements will convert to long-term arrangements once certain conditions have been satisfied or waived. Further information in relation to the agreement between the Tabcorp Group and TVN is set out in section 9.2.

Litigation

Under the agreement between the Tabcorp Group and TVN, TVN and certain members of the Tabcorp Group have agreed to stay litigation involving themselves and TVN as part of the interim arrangements referred to above. Once the interim arrangements convert to long-term arrangements arrangements (i.e. once certain conditions have been satisfied or waived), that litigation will cease altogether and full releases will be entered into.

There are a number of aspects to that litigation. The litigation to which the Tabcorp Group is a defendant can be summarised as follows:

- TVN has brought litigation against the Tabcorp Group in the Federal Court in relation to alleged breaches of Part IV of the Trade Practices Act and conspiracy at common law.
- TVN has brought litigation against the Tabcorp Group in the Victorian Supreme Court in relation to the determination of the monetary amount that the Tabcorp Group should pay to TVN to receive telecasts of TVN's service in Victorian TAB agencies (which was not agreed at the time that the parties commenced the display of those telecasts).

Risks

There is a risk that if existing supply conditions expire and new supply contracts are required to be negotiated by Sky Channel and race clubs, any such new contracts may be on terms that are materially less favourable to Sky Channel than those currently in place (including, for example, because they require higher payments from Sky Channel).

There is also a risk that the conditions to the Tabcorp Group's agreement with TVN may not be satisfied or waived, such that:

- the split picture situation resumes; and/or
- litigation between the Tabcorp Group and TVN referred to above resumes and the net result of all litigation between the Tabcorp Group and TVN is adverse to the Tabcorp Group.

If any such risk eventuates, it may have an adverse impact on the financial position and performance of the Merged Group and the value of Tabcorp Shares.

(s) China Keno project

The Tabcorp Group, through one of its subsidiaries, has entered into a joint venture with a company listed on the Hong Kong stock exchange to provide Keno products to the Beijing Lottery Online Technology Company Limited, a company established by the China Welfare Lottery Issuing Centre. Key risk factors associated with this project include the Tabcorp Group's ability to successfully manage:

- the relationship with its joint venture partner and, ultimately, the China Welfare Lottery Issuing Centre;
- the inherent risks associated with introducing and operating the Keno product in a foreign and highly regulated China lottery market; and
- the achievement of revenue forecasts which are dependent on the number of Keno terminals introduced, which is in turn dependent on the identification and selection of venues by the Beijing Lottery Online Technology Company Limited.

8.6 RISKS RELATING TO THE OFFER

(a) Issue of Tabcorp Shares

Pursuant to the Offer, Tabcorp will issue a significant number of new Tabcorp Shares. Some UNiTAB Shareholders may not wish to continue to hold Tabcorp Shares which they receive and may sell them on ASX. Further, a nominee appointed by Tabcorp (and approved by ASIC) will be issued any Tabcorp Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer.

If a significant number of UNiTAB Shareholders sell their Tabcorp Shares, or there is a significant number of UNiTAB Shares held by Foreign Shareholders (resulting in a significant number of Tabcorp Shares being sold by the nominee), the price at which Tabcorp Shares are traded on ASX may be adversely affected.

(b) Market fluctuations

UNiTAB Shareholders are being offered consideration pursuant to the Offer which consists partly (and, under the All Share Alternative, solely) of a number of Tabcorp Shares (to be determined in accordance with section 10.1(b)). As a result, the market value of the Tabcorp Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of Tabcorp Shares at the time at which they are received by UNiTAB Shareholders who accept the Offer may vary significantly from their market value at any other time.

(c) Less than 100% ownership

As discussed in section 4.3, it is possible that Bidder will acquire relevant interests in less than 100% of the UNiTAB Shares as a result of the Offer. The impact on the Merged Group of acquiring relevant interests in less than 100% of the UNiTAB Shares will depend on the ultimate level of ownership achieved. In this regard:

- sections 4.2 and 4.3 show how Tabcorp's intentions will differ depending on the level of ownership achieved by Bidder; and
- section 5.7(c) indicates that, even if Bidder acquires relevant interests in less than 100% of the UNiTAB Shares, the majority of the synergies and efficiencies are still expected to be achieved (subject to the risks relating to the achievement of the synergies and efficiencies referred to in section 8.6(d)).

It is noted that a shareholding of less than 100% of the UNiTAB Shares will, amongst other things:

- reduce the ability of the Tabcorp Group to access the profits of UNiTAB; and
- limit the ability of UNiTAB generally to function as a member of the Tabcorp Group.

A shareholding level of less than 100% may also result in the Tabcorp Group being unable to procure the UNiTAB Group to perform certain obligations under certain contracts or agreements with racing industries. In that event, the Tabcorp Group may need to bear the cost of performing, or making good, the relevant obligation. The occurrence of such circumstances may have a material adverse impact on the financial performance of the Merged Group and the value of Tabcorp Shares.

(d) Synergies and efficiencies

Tabcorp's ability to realise certain of the synergies and efficiencies described in section 5.5(b)(i) and the synergies and efficiencies described in section 5.7(c) under the '50.1% scenario' will depend on the condition in section 10.7(c) (which requires Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) to be repealed or amended) being satisfied and certain other approvals being obtained. In particular, its ability to achieve the $3.0 million synergies (which is expressed after making allowance for entitlements due to relevant racing industries) relating to pooling will depend on the regulatory and other approvals discussed in section 4.2(c) being obtained and its ability to achieve synergies relating to the integration of head office functions (as discussed in section 4.2(f)) will depend on the condition in section 10.7(c) being satisfied.

A failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group and, therefore, on the value of Tabcorp Shares.

(e) Integration risks

Possible synergies and efficiencies which may arise if Bidder acquires all of the UNiTAB Shares under the Offer are described in section 5.5(b)(i). Tabcorp expects that value can be added for shareholders of the Merged Group by the efficient and timely integration of the UNiTAB Group and the Tabcorp Group.

In addition, the conduct and timing of the integration of the UNiTAB Group and the Tabcorp Group would depend on the results of the operational reviews referred to in sections 4.2(i) and 4.3(d) (as appropriate). However, the risk exists that any integration may take longer than expected or that the extraction of efficiencies is less than estimated at the time of the operational review.

There is also a risk that, if the integration of the Merged Group is not completed in a timely manner, it will negatively affect key stakeholders such as customers, employees and suppliers.

Tabcorp expects to manage this risk by fully leveraging the tools and methodologies developed in previous integrations conducted by the Tabcorp Group. This will include careful planning and the appointment of a dedicated integration team. If it is not able to do so successfully, this may have an adverse impact on the Merged Group's financial performance and the value of Tabcorp Shares.

(f) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by Bidder of a controlling interest in UNiTAB. This is a risk factor until any skills that are lost are adequately replaced.

(g) Leverage of the Merged Group

If Bidder acquires all of the UNiTAB Shares pursuant to the Offer, it is estimated that the Merged Group will have gross borrowings of approximately $3,748 million. This represents an adjusted net debt to EBITDA ratio of 2.7 times and an adjusted EBITDA to interest ratio of 5.3 times for the Merged Group based on the pro-forma consolidated statement of financial position summarised in section 5.2 compared with 2.0 times and 7.0 times, respectively, for the Tabcorp Group on a standalone basis.

Higher levels of leverage may potentially:

- restrict the ability of the Merged Group to borrow in the future; and
- increase the sensitivity of the Merged Group's earnings to movements in interest rates.

Section 6.5 and Annexure C refer to various events of default, representations and warranties, guarantee and other covenants that will be included in the Loan Facility Agreement if the Offer is successful. However, it is noted that the relevant provisions in the Loan Facility Agreement will be substantially the same as others already included in existing loan documentation for the Tabcorp Group.

(h) Limited access to UNiTAB information

In preparing the information on UNiTAB included in this Bidder's Statement, Bidder has relied on publicly available information. Tabcorp has not otherwise had an opportunity to have direct access to UNiTAB or its independent accountants, or otherwise conduct any 'due diligence' investigations in relation to UNiTAB, in connection with this Offer.

Any inaccuracy in the UNiTAB information contained in this Bidder's Statement could have an adverse impact on the financial performance of the Merged Group and the value of Tabcorp Shares. In addition, it is possible that additional risks may exist in relation to UNiTAB's businesses which are not known to Bidder.

(i) Conditions and events of default in relation to funding

In accordance with section 10.7(o), the Offer is conditional on the events set out in the Commitment Letter which give rise to termination rights for the Bank not occurring (or such termination rights being waived by the Bank to the extent the relevant events do occur), and the conditions precedent to the availability of funds under the Loan Facility Agreement being satisfied or waived, in both cases to the extent that the occurrence of the event, or satisfaction of the condition, is not within the sole control of the Tabcorp Group.

It is unlikely that Bidder would declare the Offer free of the conditions set out in section 10.7(o) unless, at the relevant time, it was satisfied that the relevant conditions precedent to the availability of funds under the Loan Facility were, or would be, satisfied at that time (or likely to be satisfied by the time that settlement of acceptances under the Offer would be required), or otherwise waived.

If the Offer is declared free of the conditions set out in section 10.7(o), there is a residual risk that a condition precedent to the availability of funds under the Loan Facility may be satisfied at the time of the declaration, but may not be satisfied at the time that Bidder seeks to draw down funds under the Loan Facility to settle acceptances under the Offer. However, the prospect of any such occurrence will be a factor taken into account by Bidder at the time that any decision to declare the Offer free of the conditions set out in section 10.7(o) is being considered.

(j) Divestment risks – UNiTAB NSW Gaming Division

As discussed in section 4.2(e), given that the New South Wales government required Tabcorp to divest the New South Wales data monitoring services and links business in 2004 (following the acquisition of Tab, which previously owned those businesses), it is possible that the New South Wales government will again require the Tabcorp Group to procure that the UNiTAB NSW Gaming Division be divested within a certain period of time after UNiTAB becomes owned by the Tabcorp Group. In such circumstances, it would also be anticipated that the New South Wales government would require that the purchaser of the UNiTAB NSW Gaming Division be approved by the government.

In the circumstances where the Tabcorp Group is required to divest the UNiTAB NSW Gaming Division, Tabcorp expects that it will be able to realise the market value of the UNiTAB NSW Gaming Division pursuant to a sale within a reasonable amount of time.

However, there would remain a risk that the market value may be below the book value recorded in UNiTAB's financial records. Further, there is also the risk that:

- a requirement for divestiture within a set timeframe could result in a forced sale of the business for a price which is less than its market value; and
- the New South Wales government may not approve of the potential purchaser who offers the highest price for the UNiTAB NSW Gaming Division, with the result that the division is ultimately sold for less than the highest price offered for it.

(k) Minority shareholders in UNiTAB

If you do not accept the Offer and the Offer becomes unconditional you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in UNiTAB. In such a case, the liquidity of UNiTAB Shares may be materially diminished.

(l) CGT rollover relief

If the Offer becomes unconditional and Bidder acquires less than 80% of the UNiTAB Shares, the potential CGT rollover relief discussed in section 7.2 under the heading 'Rollover relief' will not be available.

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Section 9
Other Material Information



CONRAD
JUPITERS
TAB
TABARET
KENO
Jupiters
TAB
CONRAD
TREASURY

9. Other Material Information

9.1 ASIC MODIFICATIONS AND EXEMPTIONS

(a) Class Orders

ASIC has published various 'Class Order' instruments providing for modifications and exemptions that apply generally to all persons, including Bidder and Tabcorp, in relation to the operation of Chapter 6 of the Corporations Act.

Amongst others, Bidder and Tabcorp have relied on the modification to section 636(3) of the Corporations Act set out in paragraph 11 of ASIC Class Order 01/1543 'Takeover Bids' to include in this Bidder's Statement references to certain statements made by UNiTAB and Tattersall's without obtaining the consent of those persons. The relevant statements were respectively taken from:

- the (revised) annual report for UNiTAB for the year ended 30 June 2005 (which was given to ASX on 22 August 2005);
- the half year report for UNiTAB for the six months ended 31 December 2005 (which was given to ASX on 17 February 2006);
- the joint ASX and media release of UNiTAB and Tattersall's dated 27 March 2006 entitled 'UNiTAB and Tattersall's Propose Merger of Equals';
- the prospectus dated 2 June 2005 issued by Tattersall's;
- the half year report for Tattersall's for the six months ended 31 December 2005 (which was given to ASX on 24 February 2006); and
- the UNiTAB Explanatory Memorandum.

As required by Class Order 01/1543, Tabcorp will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to UNiTAB Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), UNiTAB Shareholders may telephone the Tabcorp Offer information line on 1800 639 707 (toll-free within Australia) or on +61 3 9415 4332 (from outside Australia).

(b) Specific relief

Bidder and Tabcorp have also obtained the specific exemptions and modifications to the Corporations Act summarised below in relation to the Offer.

In summary, the exemptions and modifications are:

(i) ASIC has exempted Tabcorp and Bidder, amongst others, from:

- Chapter 5C of the Corporations Act in relation to; and
- Part 7.9 of the Corporations Act in relation to any offers to issue, or offers to arrange for the issue of the issue of financial products as part of,

  the facility to be provided pursuant to section 10.6(g) of the Offer, in relation on section 619(3) of the Corporations Act, under which the Nominee is to be appointed to sell Tabcorp Shares that Foreign Shareholders would otherwise be entitled to receive as a result of their acceptances of Offers.

(ii) ASIC has granted an exemption from the prohibition in section 636(3) of the Corporations Act on including in a bidder's statement a statement by, or said in the bidder's statement to be based on a statement by, any person without that person's consent. The effect of the exemption is to enable Bidder to include in this Bidder's Statement statements which fairly represent certain statements made by or on behalf of the Victorian government without obtaining their consent. In this regard, to the extent that statements in this Bidder's Statement are attributed to the Victorian government, such statements are based on statements made by, or on behalf of, the Victorian government in an 'Information Paper' entitled 'Review of the Electronic Gaming Machine, Club Keno and Wagering Licences and Funding Arrangements for the Racing Industry Post-2012' released by the Office of Gaming and Racing in January 2006.

9.2 STATUS OF TVN ARRANGEMENTS, RELATED LITIGATION AND THE SPLIT PICTURE ISSUE

On 16 May 2006, Tabcorp and TVN announced that they had entered into a binding Heads of Agreement to, amongst other things, return Victorian and Sydney thoroughbred races to a consolidated broadcasting service on Sky Channel covering all major Australian racing.

The Heads of Agreement were entered into between members of the Tabcorp Group, TVN, Australian Jockey Club, Sydney Turf Club, Victorian Amateur Turf Club (incorporating the Melbourne Racing Club), Moonee Valley Racing Club, Victoria Racing Club and Country Racing Victoria Limited.

Certain aspects of the Heads of Agreement are expressed to be effective immediately (***Interim Arrangements***) with the balance becoming binding upon two conditions precedent being satisfied or waived (***Long Term Arrangements***).

(a) Interim Arrangements

The Interim Arrangements principally involve the following:

(i) TVN and its shareholder race clubs making coverage of Sydney and Victorian thoroughbred races which they conduct available to Sky Channel for broadcast on Sky Channel's existing services to hotels, clubs, TAB outlets, race courses and on pay television. As at the date of this Bidder's Statement, these races are already being shown on Sky Channel's existing services;

(ii) Sky Channel paying TVN an amount of $1.625 million (plus GST) per month for the duration of the Interim Arrangements;

(iii) Sky Channel making coverage of premium thoroughbred races to which it has rights available to TVN for broadcast on its existing TVN channel service (subject to consultation with, and where necessary consent from, the race clubs that have licensed to Sky Channel the right to broadcast coverage of their races); and

(iv) a stay of all litigation between the parties.

(b) Long Term Arrangements

(i) Conditions precedent

The Long Term Arrangements will commence upon the satisfaction or waiver of the following conditions precedent:

- the ACCC giving informal clearance to, or otherwise not objecting to, the Long Term Arrangements; and

- arrangements being reached with pay television providers in relation to the broadcast of the new Thoroughbred Channel described below.

The deadline for satisfaction or waiver of the above conditions precedent is 30 September 2006 (subject to extension by agreement between TVN, Tabcorp and Sky Channel). If either of the conditions has not been satisfied or waived by 30 September 2006 (or any later date agreed between TVN, Tabcorp and Sky Channel) then following a period of consultation, TVN, Tabcorp or Sky Channel may terminate the Heads of Agreement.

(ii) Key terms

TVN and its shareholder race clubs will make coverage of Sydney and Victorian thoroughbred races which they conduct available to Sky Channel on an exclusive basis for broadcast on the Sky Channel service to hotels, clubs, TAB outlets, race courses and on pay television.

Sky Channel will provide the resources to produce for TVN a new Thoroughbred Channel (at an incremental cost to Sky Channel of approximately $3.5 million per year, indexed to CPI).

Sky Channel will make coverage of premium Australian and international thoroughbred races to which it has rights available to TVN for broadcast on the new Thoroughbred Channel to hotels, clubs, TAB outlets, on-course and on pay television (subject to agreement by each individual pay television operator). The grant of these rights by Sky Channel is subject to consultation with, and where necessary consent from, the race clubs that have granted Sky Channel the right to broadcast the coverage of their races.

Sky Channel will pay TVN rights fees of $22.0 million (plus GST) per year (indexed to CPI). The rights fees will increase to $23.75 million (plus GST) per year if TVN elects to cease the production of the new Thoroughbred Channel.

Sky Channel will be exclusive distributor of the Sky Channel service to all venues. Sky Channel will retain all revenues generated from such distribution.

Sky Channel will also be the exclusive distributor of the new Thoroughbred Channel to hotels and other commercial outlets with a liquor licence (other than accommodation or administration areas of those outlets), clubs, other commercial outlets with a wagering facility and race courses. Sky Channel will retain all revenues generated from such distribution. TVN will be the exclusive distributor of the new Thoroughbred Channel to other venues and will be entitled to retain all profits from such distribution.

Tabcorp's wagering businesses will contribute up to $2 million (plus GST) per year towards TVN's costs of funding additional racing on free to air television.

The Tabcorp Group will pay TVN a total of approximately $15 million for the provision of the new TVN Channel to TAB outlets since May 2005, certain rights to archival vision and rights to two hours per night of airtime on the new Thoroughbred Channel. As at the date of this Bidder's Statement, approximately $6.5 million plus GST of this amount has been paid to TVN. The balance will become payable when the conditions precedent referred to in section 9.2(b)(i) above are satisfied or waived. Approximately $3.7 million will be refundable to Tabcorp if the Long Term Arrangements do not come into effect.

For a period of 3 months (from 15 May 2006), Tabcorp, Sky Channel and TVN will pursue a joint venture approach to third parties in relation to the exploitation of their respective racing rights on the internet and on new media (including broadband internet and mobile phones). The Long Term Arrangements are not conditional on a joint venture proceeding.

Once the Long Term Arrangements have commenced, the parties must discontinue all litigation between them and release one another from all claims made in the litigation proceedings. Each party will be required to bear its own costs in relation to the litigation.

The Long Term Arrangements will expire on 31 December 2012, unless terminated earlier.

TVN may terminate the Long Term Arrangements if Tabcorp ceases to control Sky Channel or if Tabcorp ceases to hold its wagering licence in New South Wales or its wagering licence in Victoria.

Sky Channel may terminate the Long Term Arrangements if:

- collectively persons other than the current shareholders of TVN have voting power of more than 25% in TVN; or
- a wagering provider (or any related entity or associate of a wagering provider) obtains a relevant interest in any shares in TVN without the consent of Tabcorp and Sky Channel.

9.3 POTENTIAL FOR WAIVER OF CONDITIONS - GENERAL

The Offer is subject to a number of defeating conditions set out in section 10.7, including a minimum acceptance condition (see section 10.7(a)). Under the terms of the Offer and the Corporations Act, any or all of those defeating conditions may be waived by Bidder.

If an event occurs which results in the non-fulfilment of a defeating condition in section 10.7, Bidder (in conjunction with Tabcorp) might not make a decision as to whether it will either rely on that non-fulfilment, or waive the defeating condition, until the date for giving notice as to the status of the conditions of the Offer under section 630(3) of the Corporations Act (see section 10.11). If Bidder decides that it will waive a defeating condition it will announce that decision to ASX in accordance with section 650F of the Corporations Act.

If there is a non-fulfilment of any of the defeating conditions set out in section 10.7, or those defeating conditions are otherwise not satisfied, and Bidder decides to rely on that occurrence, then any contract resulting from acceptance of the Offer will become void at the end of the Offer Period, and the relevant UNiTAB Shares will be returned to the holder.

9.4 MINIMUM ACCEPTANCE CONDITION

It will be a condition to the drawdown of funds under the Loan Facility Agreement that Bidder provide evidence that it has obtained relevant interests in more than 50% of the UNiTAB Shares (see section 6.5(c)). This may impact on Bidder's ability to waive the minimum acceptance condition set out in section 10.7(a).

9.5 ACCC CONDITION

Section 50 of the *Trade Practices Act 1974* (Cth) prohibits any merger which has, or is likely to have, the effect of substantially lessening competition in a substantial market in Australia.

Neither Bidder nor Tabcorp is required to lodge any formal notification with the ACCC in relation to the Offer. However, Tabcorp intends to make submissions to the ACCC as to the likely effect of the proposed merger, and intends to seek confirmation from the ACCC that it will not seek to intervene in respect of the proposed acquisition.

9.6 QUEENSLAND LEGISLATION AMENDMENT CONDITION

The condition in section 10.7(c) requires Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) to be either:

- repealed in its entirety and not replaced; or
- amended so as to enable one or more existing members of the Tabcorp Group which hold a casino licence, monitoring operator's licence, wagering licence or lotteries licence under Queensland legislation to comply

with any "head office" requirements of the amended legislation, based on the existing operations, operational offices and organisational structures of the Tabcorp Group (which does not include the UNiTAB Group) as in place at their current locations as at the Announcement Date.

Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) provides, amongst other things that certain provisions must be included in the constitution of UNiTAB, and in the constitution of certain holding companies of UNiTAB, being any holding company that is a licensed monitoring operator under the *Gaming Machine Act 1991* (Qld) or a wagering licensee or wagering manager under the *Wagering Act 1998* (Qld). These provisions relate to the requirement that certain of the officers and operations of UNiTAB (or, if applicable, the holding company) be located in Queensland.

In particular, the Act provides that the constitution of UNiTAB must require that the 'head office' of the company be located in Queensland (as discussed further below), that at least three of the directors of the company be ordinarily resident in Queensland, that the chief executive officer of the company be ordinarily resident in Queensland, and that each annual general meeting of the company and at least four board meetings (including the board's strategic planning meeting) must be held in Queensland each year.

The 'head office' of the company is only considered to be located in Queensland if:

- the principal operational offices of the chairman, chief executive officer, chief financial officer and chief operating officer are located in Queensland; and
- the principal operational offices of certain company services (however described) are located in Queensland (being treasury operations, information technology management, marketing management, credit control operations, human resource management, account processing, corporate services department and purchasing department).

Tabcorp considers that there is some uncertainty as to exactly what these provisions would require in circumstances where UNiTAB becomes a member of the Merged Group and its business is merged with that of the Merged Group (in particular, in the context of Tabcorp's intention (as discussed in section 4.2) to combine certain common UNiTAB and Tabcorp corporate head office functions with the aim of eliminating duplication of tasks and promoting efficiencies, and that the corporate headquarters of the Merged Group would be located in Victoria).

Accordingly, to address this issue, Tabcorp is seeking to have Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) either:

- repealed so that the Merged Group does not have to comply with the applicable provisions; or
- amended such that it is clear that the Tabcorp Group complies with the amended legislation based on the existing operations, operational offices and organisational structures of the Tabcorp Group (which does not include the UNiTAB Group) as in place at their current locations.

Bidder would propose to amend the constitutions of the relevant members of the UNiTAB Group accordingly following any such amendment of the *TAB Queensland Limited Privatisation Act 1999* (Qld).

As at the date of this Bidder's Statement, Tabcorp has commenced discussions with the Queensland government in this regard, but has not made any formal submission to the Queensland government.

9.7 INDEX OUT CONDITION

The purpose of the defeating condition in section 10.7(1) is to protect Tabcorp and Bidder against significant downward movements in the S&P/ASX 200 Index which could materially adversely affect the Offer and the commercial viability of an acquisition of UNiTAB Shares. The defeating condition in section 10.7(1) will not be satisfied, unless it is waived by Bidder, if at any time on any three consecutive ASX trading days between the Announcement Date and the end of the Offer Period, the S&P/ASX 200 Index is below 4,500 (which is approximately 10% below the level of that index immediately before the Announcement Date).

9.8 EQUAL ACCESS TO INFORMATION CONDITION

The purpose of the condition in section 10.7(m) is to ensure that Bidder is provided with equality of treatment by UNiTAB in terms of any non-public information that the UNiTAB Group makes available to third parties (other than Tattersall's in certain circumstances) in connection with any proposed transaction competitive with, or that is designed to affect the prospects of success of, the Offer.

Tabcorp expects that, in connection with the merger proposal announced by UNiTAB and Tattersall's, UNiTAB has granted Tattersall's access to certain non-public information relating to UNiTAB's current operations and financial position and performance. As at the date of this Bidder's Statement, neither Bidder nor any other member of the Tabcorp Group has had access to such information.

It is possible that, as a result of the Offer being made, UNiTAB may seek to engage with third parties to solicit or facilitate an alternative transaction for control of UNiTAB, or for the acquisition of a substantial interest in UNiTAB Shares or an interest in substantial assets of the UNiTAB Group. It is also possible that UNiTAB may (in the absence of a continuing legal obligation to do so) provide Tattersall's with additional undisclosed information in relation to the UNiTAB Group. In any such circumstances, Bidder would expect to receive access to any undisclosed information of the UNiTAB Group that is provided to such a third party or Tattersall's (as applicable), so that the Offer is able to be progressed in an efficient, competitive and informed market.

The provision to Bidder of information described above would enable Bidder to assess the position of the Offer in the context of any possible competitive transaction.

9.9 STATUS AND EFFECT OF OTHER CONDITIONS

Sections 9.4 to 9.8 describe matters relevant to the status of certain conditions of the Offer as at the date of this Bidder's Statement. This section 9.9 describes the status of the remaining conditions in section 10.7.

At the date of this Bidder's Statement, none of the Approvals set out in the condition in section 10.7(d) have been obtained. Bidder intends to pursue discussions with the applicable Public Authorities in this regard.

In relation to the condition in section 10.7(e), Bidder is not aware, as at the date of this Bidder's Statement, of any decision, order, decree, action or investigation which would result in a breach of that condition. Nor has Bidder identified, as at the date of this Bidder's Statement, any particular regulatory actions or approvals which could lead to that condition being triggered.

However, it should be noted that it is not feasible for Tabcorp or Bidder to identify in advance all such regulatory actions or related regulatory approvals, as Bidder has not had access to detailed information regarding the UNiTAB Group's operations and assets in the jurisdictions in which the UNiTAB Group operates, and whether they are subject to particular approvals or conditions.

As at the date of this Bidder's Statement, neither Bidder nor Tabcorp is aware of any events or circumstances which would result in the non-fulfilment of any of the conditions in sections 10.7(f), 10.7(i), 10.7(j), 10.7(k), 10.7(n) or 10.7(o).

9.10 BROKER COMMISSION

Bidder may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of UNiTAB Shares held by retail shareholders who accept the Offer.

If such arrangements are put in place, commission payments will not exceed 0.75% of the value of the consideration payable for parcels of UNiTAB Shares held by retail shareholders who accept the Offer, and will

be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on, or paid, to UNiTAB Shareholders.

If and when Bidder decides to offer such a commission to any broker, it will make an announcement to ASX.

It is Bidder's intention that, if and when an offer of commission has been made to any broker by Bidder, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

9.11 SOCIAL SECURITY AND SUPERANNUATION IMPLICATIONS OF THE OFFER

Acceptance of the Offer may have implications under your superannuation or pension arrangements or on your social security entitlements. If in any doubt, UNiTAB Shareholders should seek specialist advice before accepting the Offer.

9.12 APPROVALS FOR PAYMENT OF CONSIDERATION

Bidder is not aware of any UNiTAB Shareholders who require any approval referred to in section 10.6(f) in order to be entitled to receive any consideration under the Offer.

So far as Bidder is aware, unless the Reserve Bank of Australia has given specific approval under the *Banking (Foreign Exchange) Regulations 1959* (Cth), payments or transfers to or for the order of prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. Based on Bidder's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of Federal Republic of Yugoslavia; and
- ministers and senior officials of the Government of Zimbabwe.

The places to which, and persons to whom, the *Charter of the United Nations Act 1945* (Cth) currently apply include the Kurdistan People's Congress, the People's Congress of Kurdistan, Kongra-Gel, and any person or entity listed as a terrorist by the Australian Minister for Foreign Affairs in the Commonwealth of Australia Gazette.

The places to which, and persons to whom, the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to United Nations Resolution 1390 (2002) by the Committee of the United Nations Security Council established pursuant to United Nations Resolution 1267 (1999).

The places to which and persons to whom the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth) currently apply include a bin Laden Entity and a Taliban Entity (as those terms are defined in those regulations).

The *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families. Transactions with such assets (including, if relevant, UNiTAB Shares) require Ministerial approval.

The persons to whom the Charter of the United Nations (Sanctions Liberia) Amendment Regulations 2005 (No.1) currently apply include former Liberian President Charles Taylor, his immediate family members (in particular

Jewell Howard Taylor and Charles Taylor, Jnr.) senior officials of the former Taylor regime, or other close allies or associates as designated by the Sanctions Committee (within the meaning of the Regulations).

9.13 WITHHOLDING AMOUNTS

Bidder is not currently aware of any amounts that are to be treated as withholding amounts under section 10.6(h). However, it is possible that Bidder may become aware of an obligation in this regard after the date of this Bidder's Statement. For example, under section 255 of the *Income Tax Assessment Act 1936* (Cth), the ATO may notify Bidder that all or part of the consideration payable under the Offer to one or more UNiTAB Shareholders is to be retained by Bidder, or paid to the ATO, instead of being paid to the UNiTAB Shareholder.

9.14 FOREIGN SHAREHOLDERS

UNiTAB Shareholders who are Foreign Shareholders will not be entitled to receive Tabcorp Shares as part of the consideration for their UNiTAB Shares pursuant to the Offer, unless Bidder otherwise determines.

A UNiTAB Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of UNiTAB is in a jurisdiction other than Australia or its external Territories, the United States of America or New Zealand. However, such a person will not be a Foreign Shareholder if Bidder is satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a UNiTAB Shareholder in the relevant jurisdiction and to issue Tabcorp Shares to such a UNiTAB Shareholder on acceptance of the Offer, and that it is lawful for such a UNiTAB Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else contained in this Bidder's Statement, Bidder is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The Tabcorp Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to the Nominee, who will sell those Tabcorp Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. Payment will generally be made by cheque in Australian currency drawn on an Australian bank, which will be posted to the Foreign Shareholder at their risk to their address as shown on the Register at the Register Date. Foreign Shareholders will not be paid interest on the net proceeds of sale, regardless of any delay in remitting these net proceeds.

See section 10.6(g) for further details.

9.15 NO COLLATERAL BENEFITS

Neither Bidder nor any of its associates has in the four months before the date of this Bidder's Statement, or in the period between the date of this Bidder's Statement and the date of the Offer, given, offered to give or agreed to give a benefit which is not offered to all UNiTAB Shareholders under the Offer to another person which was likely to induce the other person (or an associate) to accept the Offer or dispose of UNiTAB Shares.

9.16 NO ESCALATION AGREEMENTS

Neither Bidder nor any of its associates has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

9.17 DISCLOSURE OF INTERESTS OF CERTAIN PERSONS

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of Tabcorp;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

- promoter of Tabcorp; or
- broker or underwriter to the issue of Tabcorp Shares,

(together, the ***Interested Persons***) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of Tabcorp;
- property acquired or proposed to be acquired by Tabcorp in connection with its formation or promotion, or the offer of Tabcorp Shares under the Offer; or
- the offer of Tabcorp Shares under the Offer.

9.18 DISCLOSURE OF FEES AND BENEFITS RECEIVED BY CERTAIN PERSONS

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of Tabcorp to induce them to become, or to qualify as, a director of Tabcorp; or
- for services provided by any Interested Person in connection with the formation or promotion of Tabcorp or the offer of Tabcorp Shares under the Offer.

KPMG has acted as investigating accountant in relation to the preparation of the Investigating Accountant's Report on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet. Tabcorp has paid or agreed to pay in the range of approximately $150,000 to $175,000 for these services to the date of this Bidder's Statement, and Tabcorp may pay or agree to pay KPMG additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. KPMG has also received other fees for advising Tabcorp on other matters and acting as Tabcorp's internal auditor.

KPMG Transaction Services (Australia) Pty Ltd has acted as investigating accountant in relation to the preparation of the Investigating Accountant's Report on the Tabcorp standalone forecast, the Merged Group pro-forma income statement and the Merged Group pro-forma cash flow statement. Tabcorp has paid or agreed to pay in the range of approximately $450,000 to $475,000 for these services to the date of this Bidder's Statement, and Tabcorp may pay or agree to pay KPMG Transaction Services (Australia) Pty Ltd additional fees for services provided in connection with the Offer after the date of this Bidder's Statement.

Allens Arthur Robinson has acted as legal adviser to Tabcorp and Bidder in connection with the Offer. Tabcorp has paid or agreed to pay approximately $1,020,000 for these services to the date of this Bidder's Statement. Tabcorp has also paid or agreed to pay Allens Arthur Robinson other fees for advising on other matters and Tabcorp may pay or agree to pay it additional fees (based on agreed hourly rates) for legal services provided in connection with the Offer after the date of this Bidder's Statement. Until 31 December 2003, Michael Robinson was a Partner of Allens Arthur Robinson and is presently a Consultant to that firm.

9.19 DISCLOSURE OF INTERESTS OF DIRECTORS

(a) Interests in Tabcorp Shares

The directors of Bidder and Tabcorp have relevant interests in the following Tabcorp securities at the date of this Bidder's Statement:

Figure 9.19.1: Directors' interests in Tabcorp securities

Tabcorp and Bidder directors*	Number of Tabcorp Shares held	Number of options and share rights
Michael Robinson (Chairman)	45,565	0
Matthew Slatter (MD & CEO)	2,071,130	2,022,485
Tony Hodgson	100,105	0
Paula Dwyer	10,000	0
Phil Satre	8,000	0
John Story	13,149	0
Richard Warburton	23,456	0
Lawrence Willett	4,659	0
Ziggy Switkowski*	33,800	0
Kerry Willcock	715	49,487

* Note: Dr Ziggy Switkowski is not a director of Tabcorp or Bidder as at the date of this Bidder's Statement, but Tabcorp has announced that it is proposed that he become a director of Tabcorp following the receipt of the necessary regulatory approvals (see section 1.3).

(b) Directors' interests in UNiTAB securities

No director of Bidder or Tabcorp has a relevant interest in UNiTAB Shares at the date of this Bidder's Statement, and neither does Dr Ziggy Switkowski (a proposed director of Tabcorp).

No such director or proposed director has acquired or disposed of UNiTAB Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

Tabcorp in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of Tabcorp in any year at $2.0 million.

The Tabcorp Board reviews non-executive director fees annually taking into account market conditions and independent professional advice. Following this review, the Tabcorp Board has determined that the following annual base fees (before superannuation guarantee contributions) are payable to individual non-executive directors of Tabcorp effective 1 January 2006.

Figure 9.19.1: Non executive Director and Board Committee base fees

		Board Committee Fees[1]			
	Board Fee[1] $	Audit $	Risk and Compliance $	Remuneration $	Nomination $
Chairman	352,500	-	-	-	-
Deputy Chairman	160,000	-	-	-	-
Director	130,000	-	-	-	-
Chairman of Committee	-	50,000	25,000	25,000	7,500
Committee Member	-	15,000	15,000	10,000	7,500

1 The fees outlined above exclude contributions made under the Superannuation Guarantee legislation. Any Director residing outside Australia receives cash in lieu of the Superannuation Guarantee Contribution at the statutory rate of 9% of total remuneration.

The Tabcorp Board has terminated retirement benefits for all non-executive directors, effective 30 June 2003. Retirement benefits accrued until that time have been paid into the Tabcorp Staff Superannuation Fund. The fund will pay those benefits and any accrued entitlement on them to each director on their retirement from the Tabcorp Board.

(d) Indemnity, insurance and access

Tabcorp has executed a Director's Deed or a Deed of Indemnity with each director of Tabcorp. In summary each Deed provides:

- an ongoing indemnity to the director against liability incurred by the director in or arising out of the conduct of the business of, or the discharge of their duties as a director of, Tabcorp, or, if the Tabcorp Board in its discretion specifically determines in a particular case for the purposes of the Director's Deed, the conduct of the business of another corporation, including a subsidiary of Tabcorp;
- that Tabcorp will maintain an insurance policy for the benefit of the director which insures the director against liability for acts or omissions of the director in the director's capacity (or former capacity) as a director of Tabcorp during the period during which the director holds office as a director of Tabcorp and for a period of seven years thereafter, or, if a proceeding is brought against a director within the seven years after they cease to be a director of Tabcorp, until that proceeding is determined; and
- the director with a limited right to access, and to take copies of, Tabcorp Board papers relating to the period during which the director holds office as a director of Tabcorp.

Tabcorp's constitution provides for the entry into these Deeds.

(e) Directors' insurance

Tabcorp maintains an insurance policy for the benefit of the directors of Tabcorp which insures them against liability for their conduct as directors of Tabcorp and as directors of any subsidiary of Tabcorp to the extent permitted by law. This insurance policy also may insure the directors on the terms and subject to the conditions of the policy against civil liabilities which they may incur in relation to the Offer.

9.20 CONSENTS

(a) Tabcorp

This Bidder's Statement contains statements made by, or statements based on statements made by, Tabcorp. Tabcorp has consented to being named in this Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

(b) Other persons

None of the firms and companies named in this section 9.20(b) have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer is made by Bidder. Each of the firms and companies named in this section 9.20(b):

- does not make, or purport to make, any statement in this Bidder's Statement or any statement on which a statement in this Bidder's Statement is based other than as specified in this section 9.20(b); and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Bidder's Statement, other than a reference to its name and a statement or report which has been included in this Bidder's Statement with the consent of that firm or company as specified in this section 9.20(b).

The following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to being named in this Bidder's Statement in the form and context in which they are named:

- KPMG;
- KPMG Transaction Services (Australia) Pty Ltd;
- Standard & Poor's (Australia) Pty Ltd;
- Allens Arthur Robinson; and
- Link Market Services Limited.

In addition, the following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to the inclusion in this Bidder's Statement of the information described below in the form and context in which it is included:

- KPMG has consented to the inclusion in this Bidder's Statement of the Investigating Accountant's Report on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet and all references to that report in the form and context in which those references are included.

- KPMG Transaction Services (Australia) Pty Ltd has consented to the inclusion in this Bidder's Statement of the Investigating Accountant's Report on the Tabcorp standalone forecast, the Merged Group pro-forma income statement and the Merged Group pro-forma cash flow statement and all references to that report in the form and context in which those references are included.
- Standard & Poor's (Australia) Pty Ltd has consented to the inclusion of the statements concerning Tabcorp's credit rating from Standard & Poor's in the form and context in which those references are included. Standard & Poor's ratings and rating estimates are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Ratings and rating estimates are based on information available to Standard & Poor's and ratings or rating estimates may change at any time should there be any change in relevant information.

(c) Statements for which consent is not required

Section 9.1 contains details of certain statements included in this Bidder's Statement in relation to which consent is not required and has not been obtained.

9.21 EXPIRY DATE

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

9.22 OTHER MATERIAL INFORMATION

Except as disclosed in this Bidder's Statement, there is no other information that:

- is material to the making of the decision by a UNiTAB Shareholder whether or not to accept the Offer; and
- is known to Bidder,

which has not previously been disclosed to UNiTAB Shareholders.

Section 10
The Offer


CONRAD
JUPITERS
SKY
CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD
TREASURY
TAB

10. The Offer

10.1 THE OFFER

(a) Bidder offers to acquire all of your UNiTAB Shares on the terms and subject to the conditions set out in this section 10.

(b) Subject to the terms of this Offer, in particular sections 10.1(c) and 10.6(g), the consideration offered by Bidder is:

(i) the ***All Share Alternative***, being the number of Tabcorp Shares (subject to rounding as described in section 10.1(e)) determined by:

(A) if the Tabcorp VWAP is equal to, or less than, $15.00 - multiplying 0.95 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer;

(B) if the Tabcorp VWAP is between $15.00 and $17.00 (but excluding those exact amounts) - multiplying $14.25 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer and dividing the result by the Tabcorp VWAP; or

(C) if the Tabcorp VWAP is equal to, or more than, $17.00 - multiplying 57/68 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer; or

(ii) the ***Cash And Share Alternative***, being:

(A) $8.25 cash multiplied by the total number of UNiTAB Shares which Bidder acquires from you under this Offer; and

(B) the number of Tabcorp Shares (subject to rounding as described in section 10.1(e)) determined by:

(1) if the Tabcorp VWAP is equal to, or less than, $15.00 - multiplying 0.40 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer;

(2) if the Tabcorp VWAP is between $15.00 and $17.00 (but excluding those exact amounts) - multiplying $6.00 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer and dividing the result by the Tabcorp VWAP; or

(3) if the Tabcorp VWAP is equal to, or more than, $17.00 - multiplying 6/17 by the total number of UNiTAB Shares which Bidder acquires from you under this Offer.

(c) If you accept the Offer, you must choose between the alternative forms of consideration (***Consideration Alternatives***) set out in sections 10.1(b)(i) (being the All Share Alternative) and 10.1(b)(ii) (being the Cash And Share Alternative) by making an election on the Acceptance Form or, if your UNiTAB Shares are in a CHESS Holding, by instructing your Controlling Participant of your election. You must elect only one of the Consideration Alternatives. If you fail to make an election, you will be deemed to have elected the Cash And Share Alternative.

(d) The ***Tabcorp VWAP*** will be the volume weighted average share price (calculated to two decimal places) for Tabcorp Shares traded on ASX (excluding any and all Special Crossings, Crossings prior to the commencement of Normal Trading, Crossings during the Closing Phase or the After Hours Adjust Phase, overseas trades and overnight Crossings or trades pursuant to the exercise of options over Tabcorp Shares and any trades which Bidder reasonably decides to exclude on the basis that they are not representative of the general price at which Tabcorp Shares are trading on ASX in the context of trading in Tabcorp Shares on any day on which the trades took place) during the VWAP Period as calculated by ASX. In this paragraph, the terms ***After Hours Adjust Phase, Closing Phase, Crossing, Normal Trading*** and ***Special Crossing*** have the meanings given to them in the ASX Market Rules.

(e) Subject to section 10.1(f), if you would otherwise become entitled to a fraction of a Tabcorp Share as a result of your acceptance of this Offer in addition to the number of whole Tabcorp Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to one Tabcorp Share.

(f) If Bidder reasonably believes that any parcel or parcels of UNiTAB Shares has or have been created or manipulated to take advantage of the rounding provision in section 10.1(e), then any fractional entitlement to a Tabcorp Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to Tabcorp Shares arising in relation to each parcel consists of the nearest whole number of Tabcorp Shares only and the fractional entitlement will be disregarded.

(g) If you accept this Offer, Bidder will be entitled to all Rights in respect of your UNiTAB Shares which it acquires under this Offer, as well as your UNiTAB Shares themselves (see sections 10.5(c) and 10.6(c)).

(h) An offer in this form and bearing the same date is being made to each person registered as the holder of UNiTAB Shares in the register of UNiTAB Shareholders as at 9.00 am on the Register Date.

(i) If at the time this Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your UNiTAB Shares then:

(i) a corresponding offer will be deemed to have been made to that other person in respect of those UNiTAB Shares;

(ii) a corresponding offer will be deemed to have been made to you in respect of any other UNiTAB Shares you hold to which this Offer relates; and

(iii) this Offer will be deemed to have been withdrawn immediately after that time.

(j) If at any time during the Offer Period you are registered or entitled to be registered as the holder of one or more parcels of UNiTAB Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate offer on the same terms as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the offer for all of a parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder's Statement and the Acceptance Form, please call the Tabcorp Offer information line on 1800 639 707 (toll-free within Australia) or on +61 3 9415 4332 (from outside Australia) to request those additional copies.

(k) Beneficial owners whose UNiTAB Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

(l) This Offer is dated [*date] 2006.

10.2 OFFER PERIOD

(a) This Offer will remain open for acceptance during the period commencing on the date the first Offer is made and ending at 7.00 pm on [*date] 2006, unless it is withdrawn or extended in accordance with the Corporations Act.

(b) Bidder may, in accordance with the Corporations Act, extend the period during which this Offer remains open for acceptance.

10.3 OFFICIAL QUOTATION OF TABCORP SHARES

(a) The consideration offered by Bidder under the Offer comprises (in the case of the All Share Alternative), or includes (in the case of the Cash and Share Alternative), Tabcorp Shares. The shares offered as consideration

will be issued by Tabcorp, will be issued fully paid and will rank equally with existing Tabcorp Shares from the date of issue.

(b) Tabcorp has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) This Offer and any contract that results from your acceptance of this Offer are subject to the condition set out in section 625(3) of the Corporations Act. If that condition is not fulfilled, any contract that results from your acceptance of this Offer will be automatically void.

(d) The condition set out in section 625(3) of the Corporations Act is not a defeating condition for the purposes of the Corporations Act, and is not of the same nature as the conditions set out in section 10.7. Section 625(3) of the Corporations Act provides that this Offer cannot be freed of the condition prescribed in that section, and consequently no statement made by Bidder, or any other member of the Tabcorp Group, can be taken to be a waiver of that condition.

(e) Official quotation of securities by ASX is not granted automatically on application.

10.4 HOW TO ACCEPT THIS OFFER

(a) General

(i) Subject to sections 10.1(i) and 10.1(j), you may **only** accept this Offer for **all** of your UNiTAB Shares.

(ii) You may accept this Offer at any time during the Offer Period.

(iii) Sections 10.4(b) and 10.4(c) refer, amongst other things, to the different Acceptance Forms for use to accept this Offer depending on the nature of your UNiTAB Shareholding. You will only be sent one Acceptance Form with this Bidder's Statement, which will be the Acceptance Form to be used in relation to your UNiTAB Shares.

(b) Issuer sponsored holdings

If your UNiTAB Shares are held on UNiTAB's issuer sponsored subregister (in which case your Securityholder Reference Number will commence with 'I'), to accept this Offer in respect of those UNiTAB Shares you must:

(i) **complete** and **sign** the enclosed white Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form; and

(ii) **return** the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are received before the end of the Offer Period at one of the addresses indicated on the Acceptance Form.

(c) CHESS Holdings

If your UNiTAB Shares are held in a CHESS Holding (in which case your Holder Identification Number will commence with 'X'), to accept this Offer in respect of those UNiTAB Shares:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

(1) if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

(2) otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete, sign** and **return** the enclosed pink Acceptance Form (using the enclosed reply paid envelope) in accordance with the terms of the Offer and the instructions on the Acceptance Form, together with all other documents required by those instructions, so that they are **received** before the end of the Offer Period at one of the addresses indicated on the Acceptance Form and as such authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(d) Status and receipt of the Acceptance Form

(i) The Acceptance Form which accompanies this Bidder's Statement forms part of this Offer.

(ii) To accept this Offer using the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form, and return the Acceptance Form (using the enclosed reply paid envelope), together with all other documents required by the terms of the Offer and the instructions on the Acceptance Form, so that they are **received** before the end of the Offer Period at one of the relevant addresses indicated on the Acceptance Form. When using the Acceptance Form to accept this Offer in respect of UNiTAB Shares in a CHESS Holding, you must ensure that the Acceptance Form (and the other required documents) are received in sufficient time for Bidder to give instructions to your Controlling Participant, and for your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(iii) By signing and returning the Acceptance Form in respect of UNiTAB Shares in a CHESS Holding you will be deemed to have irrevocably authorised Bidder (and any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such UNiTAB Shares in accordance with Rule 14.14 of the ASTC Settlement Rules; and

(B) give any other instructions concerning those UNiTAB Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant.

(iv) Notwithstanding sections 10.4(b), 10.4(c)(ii)(B) and 10.4(d)(ii), Bidder may, at its discretion and without further communication with you, treat any Acceptance Form received before the end of the Offer Period at one of the addresses indicated on the Acceptance Form, or such other address as may be acceptable to Bidder, as valid, even if one or more of the requirements for acceptance have not been complied with (other than the requirement for your acceptance to be received prior to the end of the Offer Period).

(v) The transmission of the Acceptance Form and other documents is at your own risk.

10.5 EFFECT OF ACCEPTANCE

(a) Once you have accepted this Offer, you will be unable to revoke your acceptance and the contract resulting from your acceptance of this Offer will be binding on you, except as follows:

(i) if, by the relevant times specified in section 10.5(b), the conditions in section 10.7 have not been satisfied or waived in accordance with section 10.10, the Offer will automatically terminate and your UNiTAB Shares will be returned to you; or

(ii) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 10.7, you may be able to withdraw your acceptance and have your UNiTAB Shares returned to you under section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purpose of section 10.5(a)(i) are:

(i) in the case of the conditions in section 10.7(k) – three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 – the end of the Offer Period.

(c) By accepting this Offer in accordance with section 10.4, you will, or will be deemed to, have:

(i) accepted this Offer (and any variation of it) in respect of all of your UNiTAB Shares (even if the number of UNiTAB Shares specified on the Acceptance Form differs from the number of your UNiTAB Shares) and agreed to the terms and conditions of this Offer;

(ii) subject to the Offer becoming or being declared free from the conditions set out in section 10.7, agreed to transfer all of your UNiTAB Shares to Bidder in accordance with this Offer;

(iii) represented and warranted to Bidder that, at the time of acceptance and at the time the transfer of your UNiTAB Shares to Bidder is registered, all of your UNiTAB Shares are and will be fully paid, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in your UNiTAB Shares to Bidder;

(iv) appointed Bidder and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from the later of the acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its defeating conditions, with power to do all things which you could lawfully do concerning your UNiTAB Shares or in exercise of any right derived from the holding of your UNiTAB Shares, including (without limiting the generality of the foregoing):

(A) attending and voting at any meeting of UNiTAB;

(B) demanding a poll for any vote to be taken at any meeting of UNiTAB;

(C) proposing or seconding any resolution to be considered at any meeting of UNiTAB;

(D) requisitioning the convening of any meeting of UNiTAB and convening a meeting pursuant to any such requisition;

(E) signing any form, notice or instrument relating to your UNiTAB Shares; and

(F) doing all things incidental or ancillary to any of the foregoing,

and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Bidder as the intended registered holder and beneficial holder of your UNiTAB Shares. This appointment is irrevocable and terminates upon registration of a transfer to Bidder of your UNiTAB Shares. Bidder will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(v) subject to section 10.5(c)(iv), agreed not to attend or vote in person or by proxy at any meeting of UNiTAB, or to exercise or purport to exercise any of the powers conferred on Bidder or its nominee in

section 10.5(c)(iv), from the later of your acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its defeating conditions, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act and the end of the Offer Period or, if all defeating conditions of the Offer have been satisfied or waived, the registration of Bidder as the holder of your UNiTAB Shares;

(vi) appointed Bidder and each of its directors, secretaries and officers severally as your true and lawful attorney, with effect from your acceptance of this Offer, with power to attend, vote and do all other things which you could lawfully do at any meeting of UNiTAB (including, in particular, any meeting of members of UNiTAB (or any class thereof) at which approval of the Tattersall's Proposal is to be considered) in respect of your UNiTAB Shares or to appoint a proxy or proxies to attend, vote and do all other things which you could lawfully do at any meeting of UNiTAB (including, in particular, any meeting of members of UNiTAB (or any class thereof) at which approval of the Tattersall's Proposal is to be considered) in respect of your UNiTAB Shares, and for this purpose, without limiting the foregoing, to sign and deliver any form, notice or instrument relating to your UNiTAB Shares and to do all things incidental or ancillary to any of the foregoing. Bidder will ensure that the powers conferred under this section 10.5 (c)(vi) are not exercised in respect of any meeting of UNiTAB unless:

(A) the notice of the meeting includes business which, if dealt with in a particular manner, might adversely affect the likelihood of the Offer succeeding; and

(B) prior to the meeting, Bidder has given notice to the ASX and UNiTAB that it proposes to exercise any of the powers conferred by this paragraph in respect of the meeting.

Where the powers conferred under this section 10.5(c)(vi) are to be exercised at a meeting of UNiTAB, Bidder will ensure that the voting rights in respect of your UNiTAB Shares are exercised:

(C) only in relation to resolutions the passing or defeat of which might adversely affect the likelihood of the Offer succeeding; and

(D) in a manner which, in Bidder's view, would be least likely to adversely affect the likelihood of the Offer succeeding.

This appointment is irrevocable and terminates upon the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act and the end of the Offer Period or, if this Offer becomes, or is declared, free from its defeating conditions, the registration of a transfer to Bidder of your UNiTAB Shares. Bidder will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might be incurred or undertaken as a result of the exercise by an attorney of any powers under this section 10.5(c)(vi);

(vii) subject to section 10.5(c)(vi) and during the term of the appointment specified in that section, agreed not to attend or vote in person or by proxy or attorney at any meeting of UNiTAB in respect of which Bidder is not required to ensure that the powers conferred by section 10.5(c)(vi) are not exercised;

(viii) represented and warranted to Bidder that you are not a Foreign Shareholder, unless otherwise indicated on the Acceptance Form;

(ix) acknowledged and agreed that if you indicate on the Acceptance Form that you are a Foreign Shareholder, or if Bidder believes that you are a Foreign Shareholder, Bidder will arrange for any Tabcorp Shares otherwise issuable to you to be issued and sold, and for the net proceeds to be remitted to you, as described in section 10.6(g);

(x) agreed to fully indemnify Bidder in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Securityholder Reference Number or in consequence of the transfer of your UNiTAB Shares to Bidder being registered by UNiTAB without production of your Holder Identification Number or your Securityholder Reference Number;

(xi) if you are a Foreign Shareholder, irrevocably appointed Bidder as your agent to receive any notice, including a Financial Services Guide (if any) (and any update of that document), that the Nominee and/or its broker may provide under the Corporations Act. Any such document will be made available by Bidder on Tabcorp's website (www.tabcorp.com.au);

(xii) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from the Acceptance Form as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of all of your UNiTAB Shares to Bidder;

(xiii) irrevocably authorised and directed UNiTAB to pay to Bidder, or to account to Bidder for, all Rights in respect of your UNiTAB Shares subject, however, to any such Rights received by Bidder being accounted for by Bidder to you if this Offer is withdrawn or any contract resulting from your acceptance of this Offer is rescinded or rendered void;

(xiv) with effect from the later of your acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its defeating conditions, irrevocably authorised Bidder (and any nominee or nominees of Bidder) to notify UNiTAB on your behalf that the address for the purpose of serving notices upon you in respect of your UNiTAB Shares is the address specified by Bidder in the notification;

(xv) with effect from the later of your acceptance of this Offer and the date that any contract resulting from acceptance of this Offer becomes, or is declared, free from its defeating conditions, irrevocably authorised Bidder (and any nominee or nominees of Bidder) to do all things necessary to transfer your UNiTAB Shares to Bidder (including to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 so as to transfer your UNiTAB Shares, if held in a CHESS Holding, to the Takeover Transferee Holding), regardless of whether Bidder has at that time paid the consideration due to you under this Offer;

(xvi) authorised Tabcorp to issue to you the Tabcorp Shares you are entitled to receive under this Offer and to register your name in the Tabcorp register of members in respect of those Tabcorp Shares, and agreed that you will be bound by the constitution of Tabcorp; and

(xvii) agreed, subject to the conditions in section 10.7 being satisfied or waived, to execute all documents, transfers and assurances as may be necessary or desirable to convey your UNiTAB Shares and Rights to Bidder.

10.6 PROVISION OF CONSIDERATION BY BIDDER

(a) Subject to this section 10.6 and the Corporations Act, if you accept this Offer and the conditions of the Offer and of any contract resulting from acceptance of this Offer are satisfied or waived, Bidder will provide the consideration (as set out in sections 10.1(b) and 10.1(c)) to you on or before the earlier of:

(i) one month after the date of your acceptance or, if at the time of your acceptance this Offer is subject to a defeating condition, within one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(ii) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is received with your acceptance, Bidder will provide the consideration in accordance with section 10.6(a);

(ii) if that document is received after your acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after the contract resulting from your acceptance of this Offer becomes, or is declared, unconditional; and

(B) 21 days after the end of the Offer Period;

(iii) if that document is received after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after that document is received; and

(B) 21 days after the end of the Offer Period; and

(iv) if that document is received after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, the contract resulting from acceptance of this Offer is still subject to a defeating condition that relates to a circumstance or event specified in section 10.7(k), Bidder will provide the consideration within 21 days after the contract becomes, or is declared, unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your UNiTAB Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give Bidder the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration payable in accordance with the terms of this Offer the amount (or an amount equal to the value, as reasonably assessed by Bidder) of those Rights.

(d) Subject to section 10.6(h), payment of any cash amount to which you are entitled will be made by cheque drawn in Australian currency in your favour. The cheque will be sent to you, at your risk, by ordinary mail (or, in the case of UNiTAB Shareholders with addresses outside Australia, by airmail) to your address as shown on the Acceptance Form or the address for you last notified to Bidder by UNiTAB.

(e) The obligation of Tabcorp to allot and issue any Tabcorp Shares to which you are entitled under this Offer will be satisfied:

(i) by Tabcorp entering your name on the register of members of Tabcorp; and

(ii) if your name is entered into the issuer sponsored subregister of Tabcorp, by Tabcorp no later than five business days after your name is entered in the register of members of Tabcorp, despatching or procuring the despatch to you, by pre-paid post to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before despatch, a holding statement in accordance with the ASX Listing Rules. If your UNiTAB Shares are held in joint names and those names are entered into the issuer sponsored subregister of Tabcorp, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in UNiTAB's register of members.

(f) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) Part 4 of the *Charter of the United Nations Act 1945* (Cth);

(iii) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(iv) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(v) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth);

(vi) the Charter of the United Nations (Sanctions Liberia) Amendment Regulations 2005 (No.1); or

(vii) any other law of Australia that would make it unlawful for Bidder to provide consideration for your UNiTAB Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder. See section 9.12 for information as to whether this restriction applies to you.

(g) If you are a Foreign Shareholder, you will not be entitled to receive Tabcorp Shares as all or part of the consideration for your UNiTAB Shares as a result of acceptance of this Offer. Instead, Bidder will:

(i) arrange for the issue to the Nominee of the number of Tabcorp Shares to which you and all other Foreign Shareholders would have been entitled but for this section 10.6(g) and the equivalent provision in each other offer under the Offer;

(ii) cause the Tabcorp Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(iii) cause the amount ascertained in accordance with the formula below to be paid to you:

$$\frac{P \times N}{T}$$

where:

P is the amount (if any) remaining after deducting the expenses of sale (including brokerage and any costs of appointing the Nominee) from the proceeds of sale of the Tabcorp Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer;

N is the number of Tabcorp Shares which would, but for this section 10.6(g), otherwise have been issued to you under this Offer; and

T is the total number of Tabcorp Shares issued to the Nominee under this section 10.6(g) and the equivalent provision in each other offer under the Offer.

Payment of the amount referred to in this section 10.6(g) will be made by cheque in Australian dollars or, if this is unlawful, the currency of the jurisdiction of your residence (as shown in the register of members of UNiTAB). Under no circumstances will any interest be paid on or in relation to that amount, regardless of any delay in the remittance of the amount to you.

(h) If any amount (the ***withholding amount***) is required under any Australian law to be:

(i) withheld from any consideration payable to you under this Offer and paid by Bidder to a Public Authority; or

(ii) retained by Bidder,

the payment or retention by Bidder of the withholding amount will constitute full discharge of Bidder's obligation to pay the consideration to you to the extent of that withholding amount.

10.7 CONDITIONS

Subject to this section 10.7, this Offer and any contract resulting from acceptance of this Offer are subject to the fulfilment of the following conditions.

(a) Minimum acceptance

At or before the end of the Offer Period, Bidder and its associates:

(i) have relevant interests in at least 90% of the UNiTAB Shares; and

(ii) have acquired at least 75% (by number) of the UNiTAB Shares which Bidder offered to acquire under the Offer (whether the acquisitions happened under the Offer or otherwise).

(b) ACCC

(i) At the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of UNiTAB Shares by Bidder under the Offer.

(ii) Before the end of the Offer Period, a notice in writing is received by Tabcorp from the ACCC, stating, or stating to the effect, that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of UNiTAB Shares by Bidder pursuant to section 50 of the Trade Practices Act 1974 (Cth); and

(B) the ACCC does not seek to impose conditions on Bidder's acquisition of shares in UNiTAB or require undertakings from Bidder (or any Related Entity of Bidder) in relation to the acquisition of UNiTAB Shares,

and at the end of the Offer Period, that notice has not been withdrawn, revoked or amended.

(c) Amendment of TAB Queensland Limited Privatisation Act 1999 (Qld)

Before the end of the Offer Period, either:

(i) Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) is repealed in its entirety and no equivalent or substantially similar provisions or legislation are enacted; or

(ii) Part 5 of the *TAB Queensland Limited Privatisation Act 1999* (Qld) is:

(A) amended so that the provisions of Part 5 which require the constitution of UNiTAB (or applicable holding companies or subsidiaries of UNiTAB) to require the head office of UNiTAB (or the applicable holding company or subsidiary) to be located in Queensland (within the meaning of Part 5) are removed, and are replaced with provisions which would enable one or more existing members of the Tabcorp Group which hold a casino licence, monitoring operator's licence, wagering licence or lotteries licence under Queensland legislation to comply with any "head office" requirements of the amended legislation, based on the existing operations, operational offices and organisational structures of the Tabcorp Group (which does not include the UNiTAB Group) as in place at their current locations as at the Announcement Date; and

(B) not amended in any other manner.

(d) Regulatory Approvals

Before the end of the Offer Period, all Approvals as are necessary to:

(i) permit the Offer to be lawfully made to, and accepted by, UNiTAB Shareholders; or

(ii) allow, following a successful completion of the Offer, the business of the UNiTAB Group to continue to be conducted on substantially the same terms as the business was conducted as at the date of this Bidder's Statement (other than any Approval necessary to allow the UNiTAB Group to continue to conduct the UNiTAB NSW Gaming Division),

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same. This includes:

(i) that each relevant Public Authority in each of Queensland, South Australia and the Northern Territory confirms that the applicable members of the UNiTAB Group will continue to be suitable to hold their licences under the *Gaming Machine Act 1991* (Qld), the *Wagering Act 1998* (Qld), the *Gaming Machine Act 1995* (NT), the *Totalisator Licensing and Regulation Act 2000* (NT) and the *Authorised Betting Operations Act 2000* (SA) (as applicable) and that the Tabcorp Group is, and the directors of the Tabcorp Group are, suitable to be associated with such licensees;

(ii) the passing of a regulation under the *Totalizator Licensing and Regulation Act 2000* (NT), exempting the Tabcorp Group from the prohibition under that Act from having a prohibited shareholding interest in NT Tab Pty Ltd (or any other member of the UNiTAB Group that holds a totalizator licence under that Act); and

(iii) approval from the South Australian Independent Gaming Authority under the *Authorised Betting Operations Act 2000* (SA) for the Tabcorp Group to obtain control or influence over SA Tab Pty Ltd (or any other member of the UNiTAB Group that holds a major betting operations licence under that Act).

(e) No regulatory actions

Between the Announcement Date and the end of the Offer Period (each inclusive):

(i) there is not in effect any preliminary or final decision, order or decree made or issued by a Public Authority;

(ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or any of its associates),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel for the purpose or in exercise of the powers and discretions conferred on it by the Corporations Act) which restrains or prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer or the acquisition of UNiTAB Shares under the Offer or the completion of any transaction contemplated by this Bidder's Statement (including implementing the intentions expressed in this Bidder's Statement), or seeks to require the divestiture by Bidder of any UNiTAB Shares, or the divestiture of any material assets (including shares) of the UNiTAB Group (taken as a whole) or the Tabcorp Group (taken as a whole).

(f) No material adverse change

Before the end of the Offer Period:

(i) no event, change, condition or matter occurs, is announced or becomes known to Bidder (whether or not it becomes public), including (without limitation):

(A) any change in the status or terms of arrangements entered into by UNiTAB or any of its subsidiaries or the status or terms of any Approvals which are applicable to UNiTAB or any of its subsidiaries (whether

or not wholly or partly attributable to the making of the Offer or the acquisition of UNiTAB Shares under the Offer); or

(B) any change or proposed change in the law or any government policy (whether by way of amendment, repeal, introduction of new law or policy or otherwise), including (without limitation):

(1) the introduction into the Parliament of the Commonwealth of Australia or of any State or Territory of Australia of any law or proposed law or amendment or repeal of any law;

(2) the making of, amendment of or repeal of any regulation under any law;

(3) the adoption of, change of or termination of any policy; or

(4) the making of any official announcement by or on behalf of the government of the Commonwealth of Australia or any State or Territory of Australia or a Public Authority that any law, regulation or policy will be introduced, adopted, amended, repealed, terminated or otherwise changed or affected,

in each case whether retrospective or not and including (without limitation) any law, regulation or policy relating to any tax, duty or levy,

where that event, change, condition or matter has had, or could reasonably be expected to have, a material adverse effect on:

(C) the business, assets, liabilities, financial or trading position, profitability or prospects of the UNiTAB Group, taken as a whole;

(D) the status or terms of arrangements entered into by the UNiTAB Group; or

(E) the status or terms of any approvals, licences or permits from Public Authorities applicable to the UNiTAB Group,

except for events, changes, conditions and matters publicly announced by UNiTAB or otherwise disclosed in public filings by UNiTAB or any of its subsidiaries prior to the Announcement Date where the relevant disclosure is not, and is not likely to be, incomplete, incorrect, untrue or misleading; and

(ii) no event, change, condition or matter, as described in section 10.7(f)(i), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(g) No merger with Tattersall's

Before the end of the Offer Period, neither UNiTAB nor any subsidiary of UNiTAB:

(i) completes any merger, combination or amalgamation with Tattersall's or any Related Entity of Tattersall's (whether by way of scheme of arrangement, takeover or any other form and whether or not in the form of the proposed merger announced by Tattersall's and UNiTAB to ASX on 27 March 2006 and disclosed more fully in the UNiTAB Explanatory Memorandum);

(ii) applies to any court for any order under section 411(4)(b) of the Corporations Act in relation to any proposal involving Tattersall's or any Related Entity of Tattersall's; or

(iii) lodges with ASIC any bidder's statement under Chapter 6 of the Corporations Act in relation to any takeover bid for any Tattersall's securities or any securities of any Related Entity of Tattersall's, or publicly announces an intention to make a takeover bid for any Tattersall's securities or any securities of any Related Entity of Tattersall's.

(h) No break fees

(i) Subject to section 10.7(h)(ii), during the period from 31 May 2006 to the end of the Offer Period (each inclusive), neither UNiTAB nor any subsidiary of UNiTAB agrees (whether on a conditional or contingent

basis or otherwise) to pay or provide any amount or benefit to any person, or to forego or otherwise reduce any payment or benefit to which it would otherwise be entitled, for the purpose of soliciting, encouraging or facilitating, or otherwise in connection with, a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in UNiTAB or any subsidiary of UNiTAB (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of UNiTAB or of any subsidiary of UNiTAB; or

(C) any person may otherwise acquire control of or merge or amalgamate with UNiTAB or any subsidiary of UNiTAB.

(ii) Section 10.7(h)(i) does not apply to any payment:

(A) for providing professional or other advisory services to UNiTAB or any subsidiary of UNiTAB;

(B) lawfully made to any director or officer of UNiTAB or any subsidiary of UNiTAB; or

(C) of an amount, or series of amounts, of up to $15 million (in aggregate), that UNiTAB is legally obliged to pay to Tattersall's under the 'cost reimbursement' arrangements between UNiTAB and Tattersall's as set out in the merger implementation agreement dated 25 March 2006 (as amended on 14 May 2006 and 26 May 2006), as disclosed in the UNiTAB Explanatory Memorandum (the ***Tattersall's Break Fee Arrangements***).

(iii) During the period from 31 May 2006 to the end of the Offer Period (each inclusive), neither UNiTAB nor any subsidiary of UNiTAB agrees (whether on a conditional or contingent basis or otherwise) to amend, supplement or otherwise vary the terms of the Tattersall's Break Fee Arrangements.

(i) No material acquisitions, disposals or new commitments

Except for any proposed transaction publicly announced by UNiTAB before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period (each inclusive):

(i) UNiTAB or any subsidiary of UNiTAB acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $3 million, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii) UNiTAB or any subsidiary of UNiTAB disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in UNiTAB's statement of financial position as at 31 December 2005) is, in aggregate, greater than $3 million, or makes an announcement in relation to such a disposition, offer or agreement;

(iii) UNiTAB or any subsidiary of UNiTAB enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership which would require expenditure, or the foregoing of revenue, by the UNiTAB Group of an amount which is, in aggregate, more than $3 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement,

and during that period the business of the UNiTAB Group is otherwise carried on in the ordinary and usual course of business.

(j) Change of control and other rights under certain agreements

(i) No person has or will have any right (whether subject to conditions or not) under any agreement or arrangement which is material in the context of the business of the UNiTAB Group (which includes any agreement or arrangement with any racing industry or racing industry body, or any agreement or arrangement the termination of which is likely to adversely affect the revenue or costs of the UNiTAB Group by more than $4 million per annum, or the assets or liabilities of the UNiTAB Group by more than $3 million) as a result of Bidder acquiring UNiTAB Shares to:

(A) acquire, or require the disposal of, or require UNiTAB or a subsidiary of UNiTAB to offer to dispose of, any material asset of UNiTAB or a subsidiary of UNiTAB; or

(B) terminate, or vary the terms or performance of, any material agreement or arrangement with UNiTAB or a subsidiary of UNiTAB,

other than rights for which a written enforceable, irrevocable and unconditional waiver or release has been obtained by UNiTAB and a copy provided to Tabcorp before the end of the Offer Period.

(ii) On or before the date that UNiTAB sends its target's statement in respect of the Offer to UNiTAB Shareholders, either:

(A) UNiTAB makes an announcement to the ASX summarising the material aspects of each right of a kind referred to in section 10.7(j)(i) and any waiver or release in respect of that right; or

(B) UNiTAB makes an announcement to the ASX that there are no rights of a kind referred to in section 10.7(j)(i).

(k) No prescribed occurrences

During the period from the Announcement Date to the date that is three business days after the end of the Offer Period (each inclusive), none of the following occurrences (being the prescribed occurrences listed in section 652C of the Corporations Act) happens:

(i) UNiTAB converts all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii) UNiTAB or a subsidiary of UNiTAB resolves to reduce its share capital in any way;

(iii) UNiTAB or a subsidiary of UNiTAB enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv) UNiTAB or a subsidiary of UNiTAB issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) UNiTAB or a subsidiary of UNiTAB issues, or agrees to issue, convertible notes;

(vi) UNiTAB or a subsidiary of UNiTAB disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) UNiTAB or a subsidiary of UNiTAB charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) UNiTAB or a subsidiary of UNiTAB resolves to be wound up;

(ix) a liquidator or provisional liquidator of UNiTAB or of a subsidiary of UNiTAB is appointed;

(x) a court makes an order for the winding up of UNiTAB or of a subsidiary of UNiTAB;

(xi) an administrator of UNiTAB or of a subsidiary of UNiTAB is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) UNiTAB or a subsidiary of UNiTAB executes a deed of company arrangement; or

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of UNiTAB or of a subsidiary of UNiTAB.

(l) S&P/ASX 200 Index

Between the Announcement Date and the end of the Offer Period (each inclusive), the S&P/ASX 200 Index is not below 4,500 at any time on three consecutive ASX Trading Days.

(m) Equal access to information

(i) At all times during the period from the Announcement Date to the end of the Offer Period, UNiTAB promptly (and in any event within two business days) provides to Bidder a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to UNiTAB or any subsidiary of UNiTAB or any of their respective businesses or operations that has been or is provided by UNiTAB or any subsidiary of UNiTAB or any of their respective officers, employees, advisers or agents (collectively, ***UNiTAB Disclosers***) to any person (other than Tattersall's (but only to the extent described in clause 10.7(m)(ii)), Bidder or any other member of the Tabcorp Group) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in UNiTAB or any subsidiary of UNiTAB (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of UNiTAB or of any subsidiary of UNiTAB; or

(C) that person may otherwise acquire control of or merge or amalgamate with UNiTAB or any subsidiary of UNiTAB.

(ii) The exception in clause 10.7(m)(i) relating to information provided to Tattersall's only applies in respect of information:

(A) that has been provided to Tattersall's prior to 31 May 2006; or

(B) that is provided by a UNiTAB Discloser to Tattersall's after 31 May 2006 pursuant to a then-current legal obligation of UNiTAB under the terms of the merger implementation agreement between UNiTAB and Tattersall's dated 25 March 2006 (as amended on 14 May 2006 and 26 May 2006), as disclosed in the UNiTAB Explanatory Memorandum (as those terms were in force as at 31 May 2006) (***MIA***).

The exception does not apply where such information is provided to a third party (other than Tattersall's) or where such information is provided to Tattersall's after 31 May 2006 by a UNiTAB Discloser other than pursuant to a legal obligation under the MIA.

(n) No dividends

Between the Announcement Date and the end of the Offer Period (each inclusive), UNiTAB does not make or declare any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie).

(o) Loan Facility

(i) Subject to the following, before the earlier of the execution of the Loan Facility Agreement and the end of the Offer Period, no event giving rise to a right for the Bank to terminate the Commitment Letter occurs, unless any such right is waived by the Bank.

(ii) Subject to the following, at the end of the Offer Period all of the conditions precedent to the availability of funds under the Loan Facility Agreement have been either satisfied or waived.

The conditions set out in this section 10.7(o) do not apply to the extent that the occurrence of an event, or the satisfaction of a condition precedent, is within the sole control of the Tabcorp Group.

10.8 NATURE AND BENEFIT OF CONDITIONS

(a) Each of the conditions in section 10.7 is a condition subsequent to the formation of a binding contract upon acceptance of this Offer. The non-fulfilment of any of those conditions will not, until the end of the Offer Period (or in the case of the conditions in section 10.7(k), until three business days after the end of the Offer Period), prevent a contract to sell your UNiTAB Shares resulting from the acceptance of this Offer from arising, but any such non-fulfilment at the end of the Offer Period will entitle Bidder, by notice in writing to you, to rescind a contract that results from your acceptance of this Offer as if that contract had not been formed.

(b) Each of the conditions in each paragraph and each sub-paragraph of section 10.7 constitutes, and is to be construed as, a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

(c) Subject to the Corporations Act, Bidder alone is entitled to the benefit of the conditions in section 10.7 and to rely on non-fulfilment of, or to waive compliance with, any of those conditions.

10.9 SATISFACTION OF CONDITIONS

Tabcorp and Bidder will each use all reasonable endeavours, and will procure that their subsidiaries will use all reasonable endeavours, to ensure that the condition contained in section 10.7(d) is satisfied as soon as possible after the date of this Bidder's Statement.

10.10 WAIVER OF CONDITIONS

(a) Subject to the Corporations Act, Bidder may free the Offer and any contract resulting from acceptance of the Offer from all or any of the conditions in section 10.7 generally or in relation to a specific occurrence by giving notice in writing to UNiTAB and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the conditions in section 10.7(k) – not later than three business days after the end of the Offer Period; and

(ii) in the case of the other conditions in section 10.7 – not less than seven days before the end of the Offer Period.

(b) If, at the end of the Offer Period (or, in the case of the conditions in section 10.7(k), within three business days after the end of the Offer Period), the conditions in section 10.7 have not been fulfilled and Bidder has not declared the Offer (or the Offer has not become) free from those conditions, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be automatically void.

10.11 NOTICE ON STATUS OF CONDITIONS

The date for giving the notice as to the status of the conditions in section 10.7 required by section 630(1) of the Corporations Act is [*date] 2006 (subject to variation in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

10.12 VARIATION

Bidder may vary this Offer in accordance with the Corporations Act.

10.13 WITHDRAWAL

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to UNiTAB and will comply with any other conditions imposed by ASIC.

(b) If Bidder withdraws this Offer, any contract resulting from its acceptance will automatically be void.

10.14 STAMP DUTY AND BROKERAGE

You will not be liable to pay any stamp duty on the transfer of your UNiTAB Shares as a result of acceptance of this Offer. As long as your UNiTAB Shares are registered in your name and you deliver them directly to Bidder, you will not incur any brokerage in connection with your acceptance of this Offer (unless you are a Foreign Shareholder (see section 10.6(g))). If you are a beneficial owner whose UNiTAB Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should ask that nominee whether it will charge any transaction fees or service charges in connection with acceptance of the Offer for the relevant UNiTAB Shares.

10.15 GOVERNING LAW

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in Victoria, Australia.

Section 11
Definitions and Interpretation


SKY CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD TREASURY
TAB

11. Definitions and Interpretation

11.1 DEFINITIONS

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the acceptance form enclosed with this Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Bidder.

All Share Alternative has the meaning given in section 10.1(b)(i).

Announcement Date means 1 June 2006.

Approvals means all regulatory approvals or consents (other than approvals or consents the absence of which would not have a material adverse effect on the assets or operations of the Tabcorp Group or the UNiTAB Group) which are required by law or by any Public Authority.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

ASX Listing Rules means the Listing Rules of ASX.

ASX Market Rules means the Market Rules of ASX.

ATO means the Australian Taxation Office.

Bank has the meaning given in section 6.5(a).

Bidder means Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366), a wholly-owned subsidiary of Tabcorp.

Bidder's Statement means this document, being the statement of Bidder under Part 6.5 of the Corporations Act relating to the Offer.

BI Gaming means BI Gaming Corporation (ABN 18 085 083 003), a wholly owned subsidiary of Caesar's Entertainment Inc.

Bid Period means the period between the date on which this Bidder's Statement was provided to UNiTAB and the end of the Offer Period (both inclusive).

Cash And Share Alternative has the meaning given in section 10.1(b)(ii).

Casino Duty and Community Benefit Levy Agreement means the Casino Duty and Community Benefit Levy Agreement dated 14 December 1994 between the State of New South Wales and Star City, governing the calculation and payment of certain taxes in relation to Star City Casino.

Casino Taxes Agreement means the Casino Taxes Agreement dated 14 December 1994 between the State of New South Wales and Star City.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of UNiTAB Shares on the CHESS subregister of UNiTAB.

Commitment Letter has the meaning given in section 6.5(b).

Conrad Jupiters means the hotel and casino complex operated at Broadbeach Island, Queensland in respect of which Jupiters Custodian Pty Ltd has been issued a casino licence under the Queensland Casino Control Act.

Conrad Treasury means the hotel and casino complex operated at Brisbane, Queensland in respect of which Jupiters has been issued a casino licence under the Queensland Casino Control Act.

Consideration Alternatives has the meaning given in section 10.1(c).

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Crown Casino means the hotel and casino complex of that name located in Melbourne, Victoria.

DRP means the dividend reinvestment plan approved by Tabcorp Shareholders at Tabcorp's AGM on 30 October 2003.

EBIT means earnings before interest costs and income taxation expenses.

EBITA means earnings before interest costs, income taxation expenses and goodwill amortisation.

EBITDA means earnings before interest costs, income taxation expenses, depreciation and goodwill amortisation.

EPS means earnings per share.

Foreign Shareholder means a UNiTAB Shareholder whose address as shown in the register of members of UNiTAB is in a jurisdiction other than Australia or its external territories, the United States of America or New Zealand, unless Bidder otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a UNiTAB Shareholder in the relevant jurisdiction and to issue Tabcorp Shares to such a UNiTAB Shareholder on acceptance of the Offer, and that it is not unlawful for such a UNiTAB Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gambling Regulation Act means the *Gambling Regulation Act 2003* (Vic).

Gaming and Betting Act means the *Gaming and Betting Act 1994* (Vic), which has been repealed.

Gaming Machines Act means the *Gaming Machines Act 2001* (New South Wales).

GCCEC means the Gold Coast Convention and Exhibition Centre located on the Gold Coast Highway at Broadbeach, Queensland.

GST means the goods and services tax imposed under the *A New Tax System (Goods and Services Tax) Act 1999* (Cth) and the related imposition acts of the Commonwealth of Australia.

Holder Identification Number means the number used to identify a UNiTAB Shareholder on the CHESS subregister of UNiTAB.

IFRS has the meaning given in section 5.1(a).

Investigating Accountant's Report on the Tabcorp standalone forecast, the Merged Group pro-forma income statement and the Merged Group pro-forma cash flow statement means the report by KPMG Transaction Services (Australia) Pty Ltd contained in Annexure G.

Investigating Accountant's Report on the Tabcorp standalone historical financial information and the Merged Group pro-forma consolidated balance sheet means the report by KPMG contained in Annexure F.

Jupiters means Jupiters Limited (ABN 78 010 741 045).

Jupiters Gaming means Jupiters Gaming Pty Ltd (ABN 89 071 366 446).

Jupiters Group means Jupiters and its subsidiaries, all of which are members of the Tabcorp Group.

Jupiters Townsville means the hotel and casino complex operated at Townsville, Queensland in respect of which Breakwater Island Limited has been issued a casino licence under the Queensland Casino Control Act.

Loan Facility has the meaning given in section 6.5(a).

Loan Facility Agreement has the meaning given in section 6.5(b).

Merged Group means Tabcorp and its Related Entities following Bidder acquiring control of UNiTAB, including UNiTAB.

Nominee means a nominee to be appointed by Bidder and approved by ASIC.

NPAT means net profit after tax.

New South Wales Racing Minister means the Minister responsible for administering the NSW Totalizator Act.

NSW Casino Control Act means the *Casino Control Act 1992* (New South Wales).

NSW Casino Control Authority means the New South Wales Casino Control Authority, a statutory authority created under the NSW Casino Control Act.

NSW Casino Licence means the licence issued to Star City and in force under Part 2 of the NSW Casino Control Act to operate a casino.

NSW Off-Course Totalizator Licence means the licence (exclusive until 6 March 2013) granted to Tab under the NSW Totalizator Act to conduct in New South Wales:

(a) off course totalizators on thoroughbred, harness and greyhound races held anywhere in the world; and

(b) off-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races).

NSW On-Course Totalizator Licence means the licence granted to Tab under the NSW Totalizator Act to conduct in New South Wales:

(a) on-course totalizators on thoroughbred, harness and greyhound races held anywhere in the world; and

(b) on-course totalizators and fixed odds wagering on permitted sportsbetting events (including thoroughbred, harness and greyhound races).

NSW Tab Privatisation Act means the *Totalizator Agency Board Privatisation Act 1997* (New South Wales).

NSW Racing means Racingcorp Pty Limited (ABN 32 080 959 495), being the entity nominated as 'the industry' under sections 21A and 43 of the NSW Totalizator Act in respect of the NSW Totalizator Licences.

NSW Racing Controlling Bodies means Racing New South Wales (formerly named New South Wales Thoroughbred Racing Board), Harness Racing New South Wales and Greyhound Racing Authority of New South Wales.

NSW Totalizator Act means the *Totalizator Act 1997* (New South Wales).

NSW Totalizator Licences means the NSW Off-Course Totalizator Licence and the NSW On-Course Totalizator Licence.

NSW Totalizator Licences Shareholder Restrictions Condition is the condition to the NSW Totalizator Licences which applies pursuant to section 43(2B) of the NSW Totalizator Act, as described in section 1.5(b)(ii)(C).

Offer means, as the context requires, the offer for UNiTAB Shares contained in section 10, or the off-market takeover bid constituted by that offer and each other offer by Bidder for UNiTAB Shares in the form of that offer.

Offer Period means the period during which the Offer will remain open for acceptance in accordance with section 10.2.

PBT means profit before tax.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any stock exchange.

Queensland Casino Agreements means:

(a) the agreement dated 21 April 1983 between Jupiters, Jupiters Custodian Pty Ltd and the State of Queensland in relation to Conrad Jupiters;

(b) the agreement dated 6 May 1993 between Jupiters and the State of Queensland in relation to Conrad Treasury; and

(c) the agreement dated 27 November 1984 between the State of Queensland and the trustee and manager of the Breakwater Island Trust in relation to Jupiters Townsville.

Queensland Casino Control Act means the *Casino Control Act 1982* (Qld).

Queensland Casino Licences means the casino licences granted to members of the Jupiters Group under the Queensland Casino Control Act in respect of Conrad Jupiters, Conrad Treasury and Jupiters Townsville.

Queensland Minister means the Treasurer of Queensland or other Minister of the Crown in right of the State of Queensland for the time being charged with the administration of the Queensland Casino Control Act.

Racing Distribution Agreement means the Racing Distribution Agreement dated 11 December 1997 (as amended) between Tab, Tabcorp, NSW Racing and the NSW Racing Controlling Bodies.

Register Date means the date set by Bidder under section 633(2) of the Corporations Act.

Related Entity means, in relation to a person, any entity which is related to that person within the meaning of section 50 of the Corporations Act or which is in an economic entity (as defined in any approved Australian accounting standard) that is controlled by that person.

Relevant Period for NSW has the meaning given in section 1.5(c).

Relevant Period for Queensland has the meaning given in section 1.5(c).

Relevant Period for Tab (NSW) has the meaning given in section 1.5(c).

Review has the meaning given in section 1.5(b)(i).

Rights means all accretions, rights and benefits of whatever kind attaching to or arising from the UNiTAB Shares directly or indirectly at or after the date of this Bidder's Statement (including all dividends and all rights to receive them and rights to receive or subscribe for shares, notes, bonds, options or other securities or entitlements declared, paid or issued by UNiTAB or any subsidiary of UNiTAB).

Securityholder Reference Number means the number allocated by UNiTAB to identify a shareholder on its issuer sponsored subregister.

Sky Channel means Sky Channel Pty Ltd or, as the context requires, the racing telecast service broadcast by that company.

split picture issue has the meaning given in section 8.5(r).

Star City means Star City Pty Ltd (ABN 25 060 510 410), a member of the Star City Group.

Star City Casino means the casino operated at Pyrmont Bay, New South Wales in respect of which Star City has been issued the NSW Casino Licence.

Star City Group means Star City Holdings and its subsidiaries, all of which are members of the Tabcorp Group.

Star City Holdings means Star City Holdings Limited (ABN 71 064 054 431).

Tab means Tab Limited (ABN 17 081 765 308).

Tab Coverage Programme has the meaning given in section 1.6(c)(iv).

Tab Group means Tab and its Related Entities as at the date of this Bidder's Statement.

Tab (NSW) Ministers means both of the following Ministers:

(a) the "Minister" as defined in the NSW Tab Privatisation Act; and

(b) the Minister responsible for administering the NSW Totalizator Act.

Tabcorp means Tabcorp Holdings Limited (ABN 66 063 780 709).

Tabcorp Board means the board of directors of Tabcorp.

Tabcorp Group means Tabcorp and its Related Entities as at the date of this Bidder's Statement.

Tabcorp International means Tabcorp International Hong Kong Limited.

Tabcorp Participant means Tabcorp Participant Pty Ltd (ABN 30 064 304 105).

Tabcorp Shares means fully paid ordinary shares in Tabcorp.

Tabcorp VWAP has the meaning given in section 10.1(d).

Takeover Transferee Holding means the CHESS Holding to which UNiTAB Shares are to be transferred pursuant to acceptances of the Offer.

Tattersall's means Tattersall's Limited (ABN 19 108 686 040).

Tattersall's Proposal means the proposed merger of Tattersall's and UNiTAB by scheme of arrangement announced by Tattersall's and UNiTAB in a joint ASX announcement dated 27 March 2006 entitled 'UNiTAB and Tattersall's Propose Merger of Equals' and more fully described in the UNiTAB Explanatory Memorandum.

totalizator means a system of betting where the operator deducts a percentage of the total units wagered (for costs including tax), and the remainder is returned as winnings to players in multiples of the unit wagered.

Trackside means the animated racing game of that name developed by the Tabcorp Group.

Trading Day has the meaning given in the ASX Listing Rules.

TVN has the meaning given in section 8.5(r).

UNiTAB means UNiTAB Limited (ABN 84 085 691 738).

UNiTAB Board means the board of directors of UNiTAB.

UNiTAB Explanatory Memorandum means the explanatory memorandum of UNiTAB in relation to the proposed merger of UNiTAB and Tattersall's dated, and lodged with ASX on, 31 May 2006.

UNiTAB Group means UNiTAB and its Related Entities as at the date of this Bidder's Statement.

UNiTAB NSW Gaming Division has the meaning given in section 4.2(e).

UNiTAB Shareholder means a person registered in the register of members of UNiTAB as a holder of UNiTAB Shares.

UNiTAB Shares means fully paid ordinary shares in UNiTAB.

VCGR means the Victorian Commission for Gambling Regulation established under the Gambling Regulation Act.

VicRacing means VicRacing Pty Ltd (ABN 59 064 067 849).

Victorian Gaming Licence means the gaming licence granted to Tabcorp under Part 3 of Chapter 4 of the Gambling Regulation Act (which licence was originally granted under the Gaming and Betting Act and was taken to be granted under the Gambling Regulation Act upon the commencement of that Act).

Victorian Joint Venture Agreement means the agreement dated 25 May 1994 between Tabcorp, VicRacing and certain subsidiaries of Tabcorp providing for the establishment and conduct of an unincorporated joint venture between Tabcorp Participant and VicRacing.

Victorian Minister means the Minister of the Crown in right of the State of Victoria for the time being charged with the administration of the Gambling Regulation Act.

Victorian Product Supply Agreement means the agreement dated 25 May 1994 between Tabcorp, VicRacing, Racing Products Victoria Pty Limited and certain subsidiaries of Tabcorp providing for the supply of certain information relating to thoroughbred, harness and greyhound racing and the establishment and operation of a marketing program for the Victorian Racing Industry.

Victorian Racing Industry means the thoroughbred, harness and greyhound racing clubs established in Victoria.

Victorian Racing Program Agreement means the agreement dated 25 May 1994 between Tabcorp, VicRacing, Racing Products Victoria Pty Limited and certain subsidiaries of Tabcorp providing for the establishment and operation of a program of race meetings and races in Victoria.

Victorian Wagering Licence means the wagering licence granted to Tabcorp under Part 3 of Chapter 4 of the Gambling Regulation Act (which licence was originally granted under the Gaming and Betting Act and was taken to be granted under the Gambling Regulation Act upon the commencement of that Act).

VWAP Period means the period of 10 consecutive Trading Days (including each of those days) starting on the Trading Day following:

(a) the day on which the Offer becomes, or is declared, free from all of the conditions set out in section 10.7; and

(b) the last day of the Offer Period,

whichever is the earlier.

your UNiTAB Shares means, subject to sections 10.1(i) and 10.1(j), the UNiTAB Shares:

(a) in respect of which you are registered or entitled to be registered as a holder in the register of members of UNiTAB as at 8.00 am on the Register Date; and

(b) to which you are able to give good title at the time you accept the Offer during the Offer Period.

11.2 INTERPRETATION

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise.

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and conversely.

(c) A reference to a section or Annexure is to a section of, or annexure to, this Bidder's Statement.

(d) A gender includes all genders.

(e) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(f) A reference to a person, corporation, trust, partnership, unincorporated body or association or other entity includes any of them.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) A reference to any instrument or document includes any variation or replacement of it.

(j) A term not specifically defined in this Bidder's Statement has the meaning given to it in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(k) A reference to time is a reference to Melbourne time.

(l) Mentioning anything after ***includes***, ***including***, ***for example***, or similar expressions, does not limit what else might be included.

(m) A reference to **$** is a reference to the lawful currency of Australia.

(n) A reference to ***you*** is to a person to whom the Offer under section 10 is made.

Section 12
Approval of Bidder's Statement


SKY
CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD
TREASURY
TAB

12. Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution of all of the directors of Tabcorp Investments No.5 Pty Ltd.

Dated 6 June 2006.

Signed on behalf of Tabcorp Investments No.5 Pty Ltd:

Matthew Slatter
Director

Annexures



2KY
CONRAD JUPITERS
SKY CHANNEL
TAB
TABARET
KENO
Jupiters
CONRAD TREASURY
TAB

Annexure A

ASX ANNOUNCEMENTS IN RELATION TO TABCORP SINCE 30 JUNE 2005

Date Lodged	Description
5 June 2006	Announcement by Tabcorp of Tabcorp's vision for the future of Victoria's gambling industry.
1 June 2006	Announcement by Tabcorp of its takeover offer for UNiTAB.
	Lodgement by Tabcorp of analysts presentation in relation to its takeover offer for UNiTAB.
16 May 2005	Announcement by Tabcorp that Tabcorp and TVN have reached agreement in race broadcasting dispute.
	Lodgement by Tabcorp of presentation on agreement in TVN race broadcasting dispute.
2 May 2006	Announcement by Tabcorp of benefits to flow from integration of New South Wales and Victorian Wagering businesses following the introduction of the *Totalizator Legislation Amendment – Inter Jurisdictional Processing of Bets Bill 2006* into the NSW Parliament.
19 April 2006	Announcement by Tabcorp of Robert Nason's appointment to the new role of Managing Director Racing and Media.
	Lodgement by Tabcorp of 'Appendix 3Y: Change of Director's Interest'.
	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
	Lodgement by Tabcorp of Half Year Report and Dividend Mailout.
5 April 2006	Announcement by Tabcorp that Sydney radio station 2KY and Melbourne station Sport 927 will begin to share race broadcasts in May 2006.
3 April 2006	Notification by Tabcorp that it had become aware that Maple-Brown Abbott Limited increased its interest in Tabcorp to 6.02%.
31 March 2006	Notification by Maple-Brown Abbott Limited that it had changed its interest as a substantial shareholder in Tabcorp to 6.02%.
29 March 2006	Announcement by Tabcorp of the cancellation of 108,072 ordinary shares in accordance with section 257H of the Corporations Act 2001 (Cth) following an on-market buy-back.
	Lodgement by Tabcorp of ASIC form 484: 'Change to Company Details' following an on-market share buy-back.
23 March 2006	Announcement by Tabcorp that participants in Tabcorp's Dividend Reinvestment Plan will be allocated ordinary shares at a price of $15.17 on 10 April 2006.
22 March 2006	Lodgement by Tabcorp of 'Appendix 3F: Final Share Buy-Back Notice' for the buy-back of 108,072 ordinary shares. Total consideration paid was $1,656,614.08.
	Lodgement by Tabcorp of 'Appendix 3E: Daily Share Buy-Back Notice' for the previous day buy-back of 36,024 ordinary shares. Consideration paid was $553,130.51.
21 March 2006	Lodgement by Tabcorp of 'Appendix 3E: Daily Share Buy-Back Notice' for the previous day buy-back of 36,024 ordinary shares. Consideration paid was $552,002.96.
20 March 2006	Lodgement by Tabcorp of 'Appendix 3E: Daily Share Buy-Back Notice' for the previous day buy-back of 36,024 ordinary shares. Consideration paid was $551,480.61.

15 March 2006	Announcement by Swish Group that its 51% owned Australian Subsidiary Australian Vision Systems Pty Ltd had entered into a preferred supplier agreement with Tabcorp.
2 March 2006	Lodgement by Tabcorp of 'Appendix 3C: Announcement of Buy-Back', announcing an on-market buy-back of 108,072 ordinary shares issued under the Tabcorp Long Term Performance Plan to prevent dilution.
1 March 2006	Lodgement by Tabcorp of 'Appendix 3B: New issue announcement, application for quotation of additional securities and agreement'. Tabcorp issued 62,818 Tabcorp Shares at $11.23; 31,333 Tabcorp Shares issued at $14.54; and 13,921 Tabcorp Shares at nil consideration pursuant to Tabcorp's Long Term Performance Plan.
27 February 2006	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
23 February 2006	Announcement by Tabcorp of half year results for the half year ended 31 December 2005.
	Lodgement by Tabcorp of presentation delivered by Matthew Slatter on the half year results.
17 February 2006	Announcement by Two Way TV Australia Limited of the extension of an agreement with Tabcorp for supply of interactive wagering TV.
7 February 2006	Announcement by Tabcorp of joint venture agreement between Tabcorp, Consolidated Properties Group and the Queensland State Government to develop an entertainment precinct surrounding the Jupiter's Townsville Hotel and Casino.
1 February 2006	Announcement by Tabcorp of adoption of new Responsible Gambling Code of Practice.
23 January 2006	Lodgement by Tabcorp of 'Appendix 3Z: Final Director's Interest Notice'.
19 January 2006	Announcement by Tabcorp of Elmer Funke Kupper's appointment to the new role of Chief Executive Australian Business.
13 January 2006	Announcement by Tabcorp of agreement to share race broadcasts between Sydney radio station 2KY and Melbourne's Sport 927.
23 December 2005	Announcement by Tabcorp of comment on NSW Government decision not to allow merger of NSW and SuperTAB totalizator pools.
21 December 2005	Announcement by Tabcorp of appointment of Walter Bugno as the Chief Executive Casinos.
21 December 2005	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
19 December 2005	Announcement by Tabcorp of proposed appointment of Dr Ziggy Switkowski as a director of Tabcorp.
9 December 2005	Announcement by Tabcorp of Tabcorp's withdrawal from Singapore Integrated Resort Project.
2 December 2005	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
28 November 2005	Announcement by Tabcorp of the results of its Annual General Meeting.
	Lodgement by Tabcorp of the Chairman's Presentation for the Annual General Meeting.
	Lodgement by Tabcorp of the Chairman's and Managing Director's Addresses from Annual General Meeting.
25 November 2005	Announcement by Tabcorp of Tabcorp International's animated racing game ventures into the US market.
15 November 2005	Announcement by Tabcorp of Tabcorp's intention to pursue Singapore Government's Request for Proposal in relation to the Integrated Resort Project.

21 October 2005	Announcement by Tabcorp of a change to the Chief Financial Officer of Tabcorp.
13 October 2005	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
	Announcement by Tabcorp of Notice of Annual General Meeting for year ended 30 June 2005.
29 September 2005	Lodgement by Tabcorp of Annual Report – Financial Statements for year ended 30 June 2005.
	Lodgement by Tabcorp of Annual Report – Concise for year ended 30 June 2005.
28 September 2005	Announcement by Tabcorp of allocation of shares under the Dividend Reinvestment Plan.
23 September 2005	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
13 September 2005	Announcement by Tabcorp regarding commencement of cruise ship terminal development in Townsville.
13 September 2005	Announcement by City Pacific Limited regarding Townsville entertainment precinct and Jupiter's Casino Townsville.
	Announcement by City Pacific Limited regarding Tabcorp and Consolidated Properties commencing Townsville entertainment precinct.
	Lodgement by Tabcorp of 'Amended Appendix 3B: Issue of shares under the short term performance plan'. Replaces Appendix 3B lodged on 9 September 2005. 8,151 Tabcorp ordinary shares issued at $16.51.
9 September 2005	Lodgement by Tabcorp of Appendix 3B: New issue announcement, application for quotation of additional securities and agreement'. 8,988 Tabcorp ordinary shares issued at $16.51.
	Announcement by Tabcorp that Tabcorp's Dividend Reinvestment Plan would operate for the final dividend.
8 September 2005	Lodgement by Tabcorp of 'Appendix 3Y: Change in Director's Interest'.
	Lodgement by Tabcorp of Appendix 3B: New issue announcement, application for quotation of additional securities and agreement'. 1,000,000 ordinary Tabcorp Shares issued at $12.61.
5 September 2005	Notification by Tabcorp that it had become aware that Maple-Brown Abbott Limited increased it interest in Tabcorp to 5.02%.
2 September 2005	Notification by Maple-Brown Abbott Limited that it had changed its interest as a substantial shareholder in Tabcorp to 5.02%.
30 August 2005	Lodgement by Tabcorp of Full Year Results Presentation.
	Lodgement of results for announcement to market. Tabcorp preliminary Final Report for year ended 30 June 2005.
	Lodgement by Tabcorp of 'Appendix 3X: Initial Director's Interest Notice'.
5 August 2005	Announcement by Tabcorp of acquisition accounting update regarding Tab Limited.
	Announcement by Tabcorp that Tabcorp is adopting international accounting standards.
25 July 2005	Announcement by Tabcorp of Lottery systems and support services in China.

Annexure B

ASX ANNOUNCEMENTS IN RELATION TO UNITAB SINCE 30 JUNE 2005

Date Lodged	Description
5 June 2006	Announcement by Tattersall's that it reiterates its full support for its merger of equals with UNiTAB.
	Amended announcement by UNiTAB that UNiTAB directors maintain their Tattersall's/ UNiTAB merger recommendation.
	Announcement by UNiTAB that UNiTAB directors maintain their Tattersall's/ UNiTAB merger recommendation.
1 June 2006	Lodgement by UNiTAB of notice acknowledging Tabcorp's Offer. Announcement by Tattersall's Limited in response to the announcement of Tabcorp's Offer.
31 May 2006	Announcement by UNiTAB and Tattersall's Limited of release of Explanatory memorandum and Independent Expert's Report on proposed merger between UNiTAB and Tattersall's Limited.
	Lodgement by Tattersall's of Explanatory Memorandum and Independent Expert's Report on proposed Merger of Equals with UNiTAB.
26 May 2006	Announcement by UNiTAB of the renewal of the Northern Territory Monitoring Provider's Licence held by NT Tab Pty Ltd for a further 5 year period until 1 July 2011.
25 May 2006	Joint announcement by UNiTAB and Tattersall's regarding the receipt of ACCC clearance for their proposed merger.
12 May 2006	Announcement by Tattersall's of proposed board representation for Tattersall's/UNiTAB merged board.
	Announcement by UNiTAB of proposed board representation for Tattersall's/UNiTAB merged board.
24 April 2006	Lodgement of 'Form 604: Change in Substantial Shareholder' by ING Australia which had changed its voting power to 9.03%.
31 March 2006	Lodgement of 'Form 605: Ceasing to be a substantial shareholder' by Commonwealth Bank Group.
30 March 2006	Lodgement of 'Form 603: Notice of initial substantial holder' by Barclays Global Investors Australia Limited which had attained voting power in UNiTAB of 5.36%.
27 March 2006	Lodgement by UNiTAB of presentation – UNiTAB Limited and Tattersall's Limited; Proposed merger of equals.
	Lodgement by UNiTAB of market release and presentation on proposed merger of UNiTAB and Tattersall's Limited.
	Announcement by UNiTAB and Tattersall's Limited of proposed merger.
28 February 2006	Announcement by UNiTAB of expected profit for year ended 30 June 2006.

17 February 2006	Announcement and presentation by UNiTAB for half year results for six month period ended 31 December 2005.
	Lodgement of results for announcement to market. UNiTAB half year results for six month period ended 31 December 2005.
16 February 2006	Lodgement of 'Form 605: Ceasing to be a substantial shareholder' by Barclays Global Investors Australia Limited.
23 December 2005	Lodgement of 'Form 604: Notice of change of interests of substantial holder' by Barclays Global Investors Australia Limited which had changed its voting power in UNiTAB to 5.77%.
21 November 2005	Lodgement of 'Form 604: Notice of change of interests of substantial holder' by Barclays Global Investors Australia Limited which had changed its voting power in UNiTAB to 6.97%.
8 November 2005	Lodgement of 'Form 604: Notice of change of interests of substantial holder' by Commonwealth Bank Group which had changed its voting power in UNiTAB to 5.61%.
24 October 2005	Lodgement by UNiTAB of revised constitution.
	Announcement by Computershare of change of Share Registry address.
21 October 2005	Announcement by UNiTAB of results of Annual General Meeting held on 21 October 2005.
	Lodgement by UNiTAB of Chairman's Address from Annual General Meeting held on 21 October 2005.
13 September 2005	Lodgement by UNiTAB of Concise Annual Report for the year ended 30 June 2005.
	Lodgement by UNiTAB of Financial Report for the year ended 30 June 2005.
	Announcement by UNiTAB of Notice of Annual General Meeting.
5 September 2005	Lodgement of 'Form 603: Notice of initial substantial holder' by Commonwealth Bank Group which had attained voting power in UNiTAB of 5%.
1 September 2005	Lodgement by UNiTAB of 'Appendix 3Y: Change in Director's Interest'.
22 August 2005	Lodgement by UNiTAB of amended Concise Annual Report for year ended June 30 2005.
19 August 2005	Announcement by UNiTAB of amendments to its previously lodged 2005 Concise Annual Report and 2005 Financial Report.
	Announcement and presentation by UNiTAB for full year results for period ended 30 June 2005.
	Lodgement of results for announcement to market. UNiTAB full year results for period ended 30 June 2005.
3 August 2005	Announcement by UNiTAB of Annual General Meeting.
1 July 2005	Lodgement by UNiTAB of Appendix 3B: New issue announcement, application for quotation of additional securities and agreement'. 34,421 ordinary UNiTAB Shares issued at no consideration pursuant to the UNiTAB Employee Share Bonus Plan.

Annexure C

KEY TERMS OF THE PROPOSED LOAN FACILITY AGREEMENT

1. CONDITIONS PRECEDENT

After the Loan Facility Agreement has been executed, the availability of funds under the Loan Facility is subject to various conditions (other than those which have already been satisfied) being satisfied prior to the first drawing under the Loan Facility, including that:

(a) no event of default (see section 6.5(d)) or potential event of default under the Loan Facility is continuing or would result from the proposed loan;

(b) the representations and warranties given by Tabcorp, Bidder and the guarantors under the Loan Facility are true in all material respects;

(c) the Bank has received the following in relation to the Offer:

(i) evidence that:

(A) the Offer has been declared by Bidder to be unconditional (and the Bank has received a copy of the announcement that the Offer has been declared unconditional); or

(B) the defeating conditions set out in section 10.7 have been satisfied or waived by Bidder;

(ii) evidence that Bidder has obtained relevant interests (as defined in the Corporations Act) in more than 50% of the UNiTAB Shares;

(iii) a copy of the Bidder's Statement and any supplementary bidder's statement dispatched to UNiTAB Shareholders by Bidder;

(iv) evidence that:

(A) the Tabcorp Board has approved the issue of Tabcorp Shares required to facilitate the Transaction; and

(B) the Loan Facility and the Tabcorp Group's own funds are together sufficient to finance the entire cost of the Transaction;

(v) evidence that the Tabcorp Group has received all necessary statutory, corporate, regulatory, governmental, licensing and industry body consents and approvals (including but not limited to approval of the ACCC) to enable the transaction contemplated by the Offer to proceed; and

(vi) a certificate from an authorised officer of Tabcorp confirming that there is no litigation, governmental, administrative or judicial action, actual or to the best of their knowledge threatened, that could reasonably be expected to restrain or prevent the acquisition of UNiTAB (the ***Transaction***) or other transactions contemplated by the Transaction from being completed (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by Chapter 6 of the Corporations Act);

(d) the Bank has received a legal opinion from its legal advisers in relation to the Loan Facility documents (which are the Loan Facility Agreement, a fee letter from the Bank and any other agreed documents); and

(e) certain other conditions precedent which are considered by Tabcorp to be procedural in nature and which are within the sole control of the Tabcorp Group.

2. BANK TERMINATION EVENTS

The 'termination events' under the Commitment Letter include:

(a) the Loan Facility Agreement not being signed on or before 26 June 2006 (or such later date as may be agreed in writing between Tabcorp and the Bank);

(b) Tabcorp breaches any material term of the Commitment Letter;

(c) Tabcorp not proceeding with the acquisition of UNiTAB;

(d) any material written information in relation to the Loan Facility or the acquisition of UNiTAB provided to the Bank is inaccurate or incomplete in any material respect; and

(e) any event occurring from the date of the Commitment Letter until the execution of the Loan Facility Agreement which constitutes a material adverse change in the business or financial condition of the UNiTAB Group.

3. EVENTS OF DEFAULT

An 'event of default' under the Loan Facility will occur if:

(a) Tabcorp, Bidder or a guarantor fails to pay any sum payable under a Loan Facility document within three business days after notice of non-payment has been given;

(b) any representation or warranty made by Tabcorp, Bidder or a guarantor is incorrect or misleading in any material respect and (if capable of being remedied) is not corrected within 30 business days after receiving notice to do so;

(c) any financial covenant given by Tabcorp under a Loan Facility document is breached and is not remedied within 30 business days after receiving notice to do so;

(d) there is a breach of any obligation of Tabcorp, Bidder or a guarantor under a Loan Facility document and such breach is not remedied within 30 business days after receiving notice to do so;

(e) an order is made for the winding-up of, or a liquidator, receiver, administrator or similar officer is appointed over the whole or a material part of the assets of Tabcorp, Bidder or certain other material companies in the Tabcorp Group (a ***Material Tabcorp Group Subsidiary***) (and, if control of UNiTAB is achieved by Bidder under the Offer, in the Merged Group (a ***Material Merged Group Subsidiary***)) or if any such company ceases to pay its debts generally, becomes insolvent or is declared insolvent or admits in writing its inability to pay its debts as and when they fall due;

(f) any distress or execution in an amount exceeding $50 million is levied or enforced upon or against any material part of the assets of Tabcorp, Bidder or any Material Tabcorp Group Subsidiary (and, if control of UNiTAB is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) which, if not being contested in good faith, is not paid out or satisfied within 15 business days after that distress or execution is levied or enforced;

(g) any financial indebtedness of Tabcorp, Bidder or any Material Tabcorp Group Subsidiary (and, if control of UNiTAB is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) becomes payable due to the occurrence of a default event or has not been paid when due, and such financial indebtedness exceeds $50 million;

(h) any material licence held by the Tabcorp Group (or, if control of UNiTAB is achieved by Bidder under the Offer, by the Merged Group) is cancelled or suspended for a period of 14 consecutive days, or periods aggregating 30 days, prior to its stated term, and, if cancelled, is not replaced within 30 days of that cancellation and such cancellation or suspension will result in a material adverse effect;

(i) any event or circumstance occurs which is reasonably likely to have a material adverse effect on the ability of Tabcorp, Bidder and the guarantors (taken as a whole) to perform their obligations under the Loan Facility documents;

(j) Tabcorp, Bidder or any Material Tabcorp Group Subsidiary (and, if control of UNiTAB is achieved by Bidder under the Offer, any Material Merged Group Subsidiary) enters into or makes any arrangement with its creditors as contemplated in Part 5.1 of the Corporations Act;

(k) Tabcorp or any member of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, in the Merged Group) reduces or attempts to reduce its capital (excluding certain redeemable shares) which if it was so reduced is reasonably likely to have a material adverse effect;

(l) Tabcorp or any member of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, any member of the Merged Group) ceases, or threatens to cease, to carry on its business which if it did cease is reasonably likely to have a material adverse effect;

(m) an inspector is appointed under the Corporations Act or the *Australian Securities and Investments Commission Act 2001* (Cth) to investigate all or any part of the affairs of Tabcorp or any member of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, any member of the Merged Group) in relation to a possible contravention by it of that legislation, and that appointment is reasonably likely to have a material adverse effect;

(n) Bidder or any guarantor (other than Tabcorp) is not or ceases to be a subsidiary of Tabcorp;

(o) it is or becomes unlawful for Tabcorp, Bidder or any guarantor to perform any of its obligations (other than immaterial obligations) under the Loan Facility documents; or

(p) Tabcorp, Bidder or any guarantor repudiates a Loan Facility document or evidences an intention to repudiate a Loan Facility document.

4. FINANCIAL COVENANTS AND NEGATIVE PLEDGE

As indicated in section 6.5(i), under the Loan Facility Tabcorp will give certain financial covenants and a negative pledge. The financial covenants and the negative pledge include the terms discussed below.

(a) Financial covenants

Tabcorp agrees that:

(i) the ratio of the adjusted net borrowings of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) as at each reporting date to EBITDA in respect of the 12 month period ending on that reporting date will be not more than 3.5:1;

(ii) the net worth of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) will at all times be equal to or greater than $1,200 million;

(iii) the ratio of EBIT of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) for the 12 month period ending on each reporting date to net interest expense in respect of that 12 month period will not be less than 2.5:1; and

(iv) the aggregate financial indebtedness of the members of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) which are not parties to the Loan Facility, must not exceed 10% of the total tangible assets of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group). (Certain indebtedness of the Tabcorp Group, and, if control of UNiTAB is acquired by Bidder under the Offer, the Merged Group, is excluded from this ratio.)

(b) Negative pledge

The Loan Facility will include a negative pledge, which will include provisions that require that:

(i) no encumbrance (with certain exceptions) may be created over any of the assets of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) if the encumbrance, together with all other encumbrances then existing over the assets of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group), secures financial indebtedness the principal amount of which exceeds 10% of the total tangible assets of the Tabcorp Group (or, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group); and

(ii) Tabcorp will ensure that no member of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) sells, assigns, leases, transfers or otherwise disposes of any asset, except in certain prescribed circumstances. The prescribed circumstances relate to any sale, assignment, lease, transfer or other disposal made in certain specified circumstances, including any sale, assignment, lease, transfer or other disposal:

(A) made in the ordinary course of business of the disposing entity;

(B) of assets associated with UNiTAB businesses that a government agency requires Bidder to procure to be divested by UNiTAB (see section 4.2(e));

(C) involving the application of the proceeds of an issue of securities (whether equity or debt) for the purpose stated in the relevant prospectus or other offering documents relating to that issue; or

(D) of an asset where the greater of the market value or consideration receivable (when aggregated with the greater of the market value or consideration receivable for the sale, lease, transfer or disposal of any other asset, to the extent not permitted under the above) does not exceed 10% of the total tangible assets of the Tabcorp Group (and, if control of UNiTAB is achieved by Bidder under the Offer, of the Merged Group) in any financial year.

Annexure D

RIGHTS ATTACHING TO TABCORP SHARES

Set out below is a summary of the rights attaching to Tabcorp Shares. This summary does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of Tabcorp, which can involve complex questions of law arising from the interaction of Tabcorp's constitution and statutory, common law and ASX Listing Rule requirements.

1. SHARE CAPITAL

Without prejudice to any special rights conferred on the holders of any shares, and subject to the ASX Listing Rules, any share in the capital of Tabcorp may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Tabcorp Board may from time to time determine.

Except as otherwise provided by Tabcorp's constitution, all unissued shares in Tabcorp are under the control of the Tabcorp Board.

2. SHAREHOLDING RESTRICTIONS

There are a number of restrictions on holding shares in Tabcorp. There are also a number of circumstances in which rights attaching to shares in Tabcorp will be suspended or shares will be divested (or required to be divested) in connection with those shareholding restrictions. The restrictions and circumstances are summarised in sections 1.5(c) and 1.5(d).

3. VOTING

At a general meeting, subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d) and to some minor exceptions, on a show of hands each shareholder present has one vote and on a poll each shareholder present has one vote for each fully paid share held. The number of votes that holders of partly paid shares have on a poll is proportionate to the amount paid up on the total issue price of those shares.

Amongst other things, Tabcorp Shareholders are entitled to vote on changes to Tabcorp's constitution, to certain elections of directors to the Tabcorp Board, to certain reductions or reconstructions of Tabcorp's capital and on the appointment of the auditor of Tabcorp. However, the approval of the NSW Casino Control Authority, the Queensland Minister and the NSW (Tab) Ministers is required to appoint a person as a director or alternate director of Tabcorp or to appoint certain persons as auditor. The amendment of certain provisions of Tabcorp's constitution also requires the approval of the NSW Casino Control Authority, the Queensland Minister and the NSW (Tab) Ministers (as applicable).

4. DIVIDENDS

The Tabcorp Board may, from time to time, declare a dividend to be paid to Tabcorp Shareholders. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in Tabcorp in proportion to the amount of the total issue price for the time being paid in respect of the shares. No dividend is payable except out of the profits of Tabcorp.

5. TRANSFER OF SHARES

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), Tabcorp Shares may be transferred by an instrument (duly stamped, if necessary) in any form which complies with the usual or common form or which the Tabcorp Board from time to time may prescribe or accept.

The Tabcorp Board may refuse to register a transfer of securities in certain circumstances. For example, if the transfer of securities:

- would involve a registration which would infringe an applicable law of the Commonwealth of Australia, a State or a Territory (including the Corporations Act);
- would create a holding of less than a marketable parcel (as defined in the ASX Listing Rules);
- would result in more than three transferees being registered as joint holders of the securities; or
- relates to securities over which Tabcorp holds a lien.

6. GENERAL MEETINGS AND NOTICES

Subject to the shareholding restrictions described in sections 1.5(c) and 1.5(d), each shareholder is entitled to receive notice of, and to attend and vote at, general meetings of Tabcorp and to receive all notices, accounts and other documents required to be sent to shareholders under Tabcorp's constitution or the Corporations Act.

7. WINDING UP

If Tabcorp is wound up, then subject to any special or preferential rights attaching to any class of shares, shareholders will be entitled to participate in any surplus assets of Tabcorp in proportion to the shares held by them.

8. ISSUE OF FURTHER SHARES

The Tabcorp Board may (subject to restrictions imposed by the company's constitution, the ASX Listing Rules or the Corporations Act) allot or otherwise dispose of further shares on such terms and conditions as it sees fit.

Annexure E

ACCOUNTING POLICIES

Outlined in this Annexure E are the significant accounting policies adopted in the preparation of the financial statements of Tabcorp for the half year ended 31 December 2005, which was lodged with ASX by Tabcorp on 23 February 2004 and given to ASIC on that date. Tabcorp applied Australian equivalents to International Financial Reporting Standards (AIFRS) for the first time in the half year ended 31 December 2005. These accounting policies have been consistently applied in the preparation of the following financial information included in this Bidder's Statement:

- the abridged pro-forma historical balance sheet for the combined Tabcorp / UNiTAB group as at 31 December 2005;
- the abridged standalone forecast consolidated income statement and abridged standalone forecast consolidated cash flow statement for Tabcorp for the year ending 30 June 2006; and
- the abridged pro-forma consolidated income statement and the abridged pro-forma consolidated cash flow statement for the combined Tabcorp / UNiTAB group for the year ending 30 June 2006.

Significant accounting policies

Tabcorp Holdings Limited (the ***Company***) is a company domiciled in Australia. The ***Group*** comprises the Company and its subsidiaries and their respective interest in joint ventures.

(a) Basis of preparation

The financial statements are presented in Australian dollars.

The financial statements are prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The financial statements have been prepared on the basis of Australian equivalents to International Financial Reporting Standards ("AIFRS") on issue that are effective or available for early adoption for the year ending 30 June 2006.

The accounting policies have been applied consistently throughout the Group for the purposes of the financial statements.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial statements have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

(b) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date

of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the financial statements of the Tabcorp Group from the date control commences until the date that control ceases.

Joint ventures

Joint ventures are those entities over whose activities the Tabcorp Group has joint control, established by contractual agreement.

Jointly controlled entities

Investments in jointly controlled entities are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Tabcorp Group's share of the jointly controlled entity's net profit or loss is recognised in the finacial statements from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Jointly controlled operations and assets

The interest of the Tabcorp Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in the financial statements the assets it controls and the liabilities that it incurs, and the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint venture.

(d) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the financial statements.

Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Tabcorp Group's interest in the entity.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the jointly controlled entity or, if not consumed or sold by the jointly controlled entity, when the Tabcorp Group's interest in such entity is disposed of.

(e) Derivative financial instruments

The Tabcorp Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Tabcorp Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swap and cross currency swap contracts is determined by reference to market values for similar instruments.

(f) Hedging

Current period policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects the profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, the effective part of any gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability of changes in the fair value of a recognised asset or liability or a highly probable forecast transaction, any gain or loss on the derivative is recognised directly in the income statement.

Comparative period policy

Derivative financial instruments are used to hedge interest rate and foreign currency exposures. Accordingly, hedge accounting principles are applied, under which gains and losses on derivatives are brought to account on the same basis as the gains and losses on the underlying physical exposures. Derivative financial instruments are not held for speculative purposes.

The effect of interest received, paid or accrued under interest rate swaps and cross currency interest rate agreements is included in the calculation of borrowing costs.

(g) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses. The cost of self constructed assets includes the cost of materials, direct labour and an appropriate proportion of overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases where the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of property, plant and equipment other than land, which is not depreciated.

(h) Intangible assets

Goodwill arising from business combinations

Business combinations prior to 1 July 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under AGAAP. The classification and accounting treatment of business combinations that occurred prior to 1 July 2004 has not been recognised in preparing the Tabcorp Group's opening AIFRS balance sheet at 1 July 2004.

Business combinations since 1 July 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated at acquisition date to cash generating units expected to benefit from the business combination's synergies and is not amortised but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Other intangible assets

Other intangible assets that are acquired by the Tabcorp Group are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

Amortisation

Amortisation of intangible assets is charged to the income statement as follows:

Victorian Wagering Licence and Victorian Gaming Licence:

The licences have not been amortised as the payment to be received by the parent entity under Chapter 4 of the Gambling Regulation Act at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.

NSW Casino Licence (Star City Casino):

The licence is amortised on a straight line basis from its date of issue until it expires in 2093.

Conrad Treasury casino licence:

The licence is amortised on a straight line basis from its date of issue until it expires in 2070.

Queensland Keno licence:

The licence is amortised over the remaining life of the Keno licence, which expires in 2022.

NSW Totalizator Licences (New South Wales wagering):

The licences are amortised over their remaining life, which expires in 2097 in each case.

Other licences:

Other licences are amortised over the period of operation of the licences.

Other intangible assets:

The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino were terminated on 29 June 2005. Prior to termination, the rights were being amortised over the life of the agreement, which coincided with the term of the casino licence.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Software is amortised on a straight line basis over its useful life, which varies from 2.5 to 15 years.

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the Tabcorp directors believe that the life of these intangibles to the Tabcorp Group will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material. These assets, together with goodwill, are systematically tested for impairment at each annual balance sheet date.

(i) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(j) Receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(k) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress, and are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(l) Cash

Cash comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Tabcorp Group's cash management are included as a component of cash for the purpose of the statement of cash flows.

(m) Impairment

At each reporting date, the Tabcorp Group assesses whether there is any indication that an asset may be impaired. When an indicator of impairment exists, the Tabcorp Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(n) Payables

Payables are stated at cost which includes GST.

(o) Provisions

A provision is recognised in the balance sheet when the Tabcorp Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as a finance cost.

Restructuring

A provision for restructuring is recognised when the Tabcorp Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for in the provision for restructuring.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Tabcorp Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Self insurance

Where the Tabcorp Group self insures for workers compensation, a provision is recognised in the balance sheet, which includes a prudential margin.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired from Jupiters Limited in 2003.

(p) Interest bearing liabilities

Current accounting policy

Interest bearing liabilities are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are stated at amortised cost. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses are recognised in the income statement when the liabilities are derecognised and as well through the amortisation process.

Comparative period policy

The carrying value of interest bearing liabilities represents the amount payable on maturity of those borrowings. Borrowing costs (excluding interest) are expensed over the life of the borrowings on a straight line basis.

(q) Employee benefits

Superannuation

The Tabcorp Group operates a defined benefit plan which is recognised in the balance sheet as the difference between the present value of the estimated future benefits that will be payable to plan members and the fair value of the plan's assets. Based upon an annual actuarial review of the plan, an adjustment is made to recognise all movements in the carrying amount of the plan as income or expense in the income statement, except for the portion of the movement that is attributable to actuarial gains and losses, which are recognised directly in equity.

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

Long service leave

The Tabcorp Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Tabcorp Group's obligations.

Wages, salaries and annual leave

Liabilities for employee benefits of salaries, wages and annual leave represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration rates the Tabcorp Group expects to pay, including related on-costs when the liability is expected to be settled.

Share based payment transactions

The Tabcorp Group operates the following plans under which employees may become entitled to options and rights in the Company:

- the Long Term Performance Plan ("LTPP"), which is available at General Manager level and above; and
- Service Agreements in place with certain executive Directors.

The fair value of options and rights is measured at the grant date and is recognised as an employee expense (with a corresponding increase in equity) over the period during which the employee becomes unconditionally entitled to the options and rights. The amount recognised as an expense is adjusted to reflect the actual number of share options and rights that vest.

The fair value of the options and rights is determined by an external valuer and takes into account the terms and conditions upon which the options and rights were granted.

The dilutive effect, if any, of outstanding rights and options is reflected in the computation of earnings per share.

In addition, the Tabcorp Group operates the Short Term Performance Plan ("STPP") for senior executives. Participants in the STPP have the opportunity to voluntarily sacrifice part or all of the award payable under the STPP into deferred shares, known as a medium term incentive. The cost of the deferred shares is recognised based on the market price at the time of allocation, with a corresponding increase in equity.

(r) Rental in advance

The payment made for rental in advance for the Star City Casino site for 12 years has been deferred in the balance sheet at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence in 1994.

The payment made for rental in advance in respect of a property adjacent to the Star City Casino has been deferred in the balance sheet at the nominal amount and is being amortised over 95 years commencing from the commencement of the rental of the site in 1997.

(s) Deferred revenue

Deferred revenue includes subscriptions received before the end of the financial year, but relating to future periods.

(t) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received.

Any transaction costs directly attributable to the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

The balance of limited recourse loans provided to employees to participate in employee share plans are recorded as a reduction in issued capital. No such loans have been granted since 2003.

Shares held in the Company by a special purpose vehicle established to administer an employee share plan are recorded as a reduction in issued capital. All shares were disposed of prior to 31 December 2005.

(u) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Tabcorp Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Wagering and gaming revenue

Revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover.

Casino revenue

Revenue is the net gaming win plus the retail sale of food, beverages, accommodation and other services.

Provision of technology services

Revenue is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Sale of goods

Revenue is recorded when:

- the significant risks and rewards of ownership of the goods have passed to the buyer;
- it is probable consideration will pass from the buyer in accordance with an established arrangement; and
- the amount of consideration can be reliably measured.

Media operations revenue

Revenue includes subscription income, advertising revenue and product recoveries, and is recognised once the service has been rendered and invoiced.

Interest

Revenue is recognised as the interest accrues, using the effective interest method.

(v) Segment reporting

A segment is a distinguishable component of the Tabcorp Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

(w) Taxation

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:

- goodwill; and
- the initial recognition of an asset or liability in a transaction which is not a business combination and that affects neither accounting nor taxable profit at the time of the transaction.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(x) Non current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable AIFRSs. Then, on initial classification as held for resale, non current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent re-measurement. No depreciation or amortisation is charged on these assets while they are classified as held for sale.

A discontinued operation is a component of the Tabcorp Group's business that represents a separate major line of business or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(y) Comparative information

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period and other disclosures, where necessary.

Annexure F

INVESTIGATING ACCOUNTANT'S REPORT ON THE TABCORP STANDALONE HISTORICAL FINANCIAL INFORMATION AND THE MERGED GROUP PRO-FORMA CONSOLIDATED BALANCE SHEET

KPMG

147 Collins Street
Melbourne Vic 3000

GPO Box 2291U
Melbourne Vic 3001
Australia

ABN: 51 194 660 183
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

The Directors
Tabcorp Holdings Limited

The Directors
Tabcorp Investments No.5 Pty Ltd

5 Bowen Crescent
Melbourne VIC 3004

6 June 2006

Dear Directors

Investigating Accountant's Report on the Tabcorp standalone historical financial information and the Merged Group pro forma consolidated balance sheet

Introduction

KPMG has been engaged by Tabcorp Holdings Limited ("Tabcorp") and its wholly owned subsidiary Tabcorp Investments No.5 Pty Ltd (the "Bidder") to prepare this report for inclusion in the Bidder's Statement to be dated 6 June 2006, and to be issued by Tabcorp, in respect of the proposed acquisition of UNiTAB Limited ("UNiTAB").

Expressions defined in the Bidder's Statement have the same meaning in this report.

Financial information

KPMG has been requested to prepare a report covering the Tabcorp standalone historical financial information and the Merged Group pro forma consolidated balance sheet described below and disclosed in the Bidder's Statement.

Tabcorp standalone historical financial information

The Tabcorp standalone historical financial information, as set out in sections 1.4(b), 1.4(d) and 1.4(e) of the Bidder's Statement, comprises the:

- Tabcorp standalone summary statements of financial performance for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 prepared in accordance with Australian GAAP in existence prior to the introduction of AIFRS and the Tabcorp standalone summary income statement for the year ended 30 June 2005 prepared in accordance with AIFRS;

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- Tabcorp standalone summary statements of cash flows for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 prepared in accordance with Australian GAAP in existence prior to the introduction of AIFRS; and

- Tabcorp standalone summary statement of financial position as at 30 June 2005 prepared in accordance with Australian GAAP in existence prior to the introduction of Australian equivalents to International Financial Reporting Standards ("AIFRS") and the Tabcorp standalone summary balance sheet as at 30 June 2005 prepared in accordance with AIFRS.

The Tabcorp standalone historical financial information set out in sections 1.4(b), 1.4(d) and 1.4(e) of the Bidder's Statement has been extracted from the Tabcorp statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the half year ended 31 December 2005 and the management accounts used to prepare those statutory financial statements.

The statutory financial statements of Tabcorp for each of the years ended 30 June 2001, 2002, 2003, 2004 and 2005 were audited by Tabcorp's external auditor in accordance with Australian Auditing Standards. The audit opinions issued to the members of Tabcorp relating to those financial statements were unqualified. The statutory financial statements of Tabcorp for the half year ended 31 December 2005 were subject to review by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements. The review statement issued to the members of Tabcorp relating to those financial statements was unqualified. KPMG is not Tabcorp's external auditor.

The directors of Tabcorp are responsible for the preparation and presentation of the Tabcorp standalone historical financial information.

The Tabcorp standalone historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Merged Group pro forma consolidated balance sheet

The Merged Group pro forma consolidated balance sheet as at 31 December 2005 prepared in accordance with AIFRS is set out in section 5.2(b) of the Bidder's Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario.

The Merged Group pro forma consolidated balance sheet has been derived from historical financial information extracted from the statutory financial statements of Tabcorp for the half year ended 31 December 2005 and historical financial information extracted from the statutory financial statements of UNiTAB for the half year ended 31 December 2005, after adjusting for the pro forma transactions and/or adjustments described in section 5.2(a) of the Bidder's

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Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario.

The statutory financial statements of Tabcorp for the half year ended 31 December 2005 were reviewed by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements. The review statement issued to the members of Tabcorp relating to those financial statements was unqualified. KPMG is not Tabcorp's external auditor.

The statutory financial statements of UNiTAB for the half year ended 31 December 2005 were reviewed by UNiTAB's external auditor in accordance with Australian Auditing Standards applicable to review engagements. The review statement issued to the members of UNiTAB relating to those financial statements was unqualified. KPMG is not UNiTAB's external auditor.

The directors of Tabcorp are responsible for the preparation and presentation of the Merged Group pro forma consolidated balance sheet, including the determination of the pro forma transactions and/or adjustments.

The Merged Group pro forma consolidated balance sheet is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Scope

Audit of extraction of Tabcorp standalone historical financial information

We conducted an independent audit of the extraction of the Tabcorp standalone historical financial information, as set out in sections 1.4(b), 1.4(d) and 1.4(e) of the Bidder's Statement, in order to express an opinion thereon. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether in all material respects the Tabcorp standalone historical financial information has been properly extracted from the Tabcorp audited statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the Tabcorp statutory financial statements for the half year ended 31 December 2005 which have been reviewed by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements and the management accounts used to prepare those statutory financial statements. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We formed our audit opinion on the basis of procedures, which included:

- consideration of work papers, accounting records and other documents dealing with the extraction of the Tabcorp standalone historical financial information from the Tabcorp

audited statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the Tabcorp statutory financial statements for the half year ended 31 December 2005 which have been reviewed by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements and the management accounts used to prepare those statutory financial statements;

- comparison and other such analytical review procedures we considered necessary; and
- enquiry of directors, management and others in relation to the Tabcorp standalone historical financial information.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit of the extraction of the Tabcorp standalone historical financial information is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards of the recognition, measurement and presentation of the financial information itself. We do not express any opinion, or make any statement of negative assurance, in relation to the Tabcorp statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the half year ended 31 December 2005 and the management accounts used to prepare those statutory financial statements from which the Tabcorp standalone historical financial information has been extracted.

Our audit has not been conducted in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Review of the Merged Group pro forma consolidated balance sheet

We have reviewed the Merged Group pro forma consolidated balance sheet, as set out in section 5.2(b) of the Bidder's Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that:

1. The Merged Group pro forma consolidated balance sheet has not been properly compiled on the basis of:
   - the Tabcorp statutory balance sheet as at 31 December 2005 which has been subject to review by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements;

KPMG

- the UNiTAB statutory balance sheet as at 31 December 2005 which has been subject to review by UNiTAB's external auditor in accordance with Australian Auditing Standards applicable to review engagements; and
- the pro forma transactions and/or adjustments set out in the Bidder's Statement; or

2. The pro forma transactions and/or adjustments, as set out in section 5.2(a) of the Bidder's Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB, are not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in Annexure E of the Bidder's Statement.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". The review procedures were limited primarily to:

- a review of work papers, accounting records and other documents, including those dealing with the extraction of the Tabcorp statutory balance sheet from the Tabcorp statutory financial statements for the half year ended 31 December 2005 and the UNiTAB statutory balance sheet from the UNiTAB financial statements for the half year ended 31 December 2005;
- consideration of the pro forma transactions and/or adjustments set out in the Bidder's Statement;
- in relation to the pro forma transactions and/or adjustments set out in the Bidder's Statement, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB, a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in Annexure E of the Bidder's Statement; and
- enquiry of directors, management and others in relation to the Merged Group pro forma consolidated balance sheet.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Our review has not been conducted in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

KPMG

Audit opinion and review statement

Audit of the extraction of the Tabcorp standalone historical financial information

In our opinion, the Tabcorp standalone historical financial information, as set out in sections 1.4(b), 1.4(d) and 1.4(e) of the Bidder's Statement, has been properly extracted from the Tabcorp audited statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the Tabcorp statutory financial statements for the half year ended 31 December 2005 which have been reviewed by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements and the management accounts used to prepare those statutory financial statements.

We have not audited or reviewed the Tabcorp standalone historical financial information nor the Tabcorp statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the half year ended 31 December 2005 and the management accounts used to prepare those statutory financial statements from which the Tabcorp standalone historical financial information has been extracted. We do not express any opinion, or make any statement of negative assurance, as to whether the Tabcorp standalone historical financial information or the Tabcorp statutory financial statements for the years ended 30 June 2001, 2002, 2003, 2004 and 2005 and the half year ended 31 December 2005 and the management accounts used to prepare those statutory financial statements from which it was extracted, is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Tabcorp disclosed in Annexure E of the Bidder's Statement.

Review statement on the Merged Group pro forma consolidated balance sheet

Based on our review, which is not an audit, nothing has come to our attention that would cause us to believe that:

1. The Merged Group pro forma consolidated balance sheet , as set out in section 5.2(b) of the Bidder's Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario, has not been properly compiled on the basis of:

   - the Tabcorp statutory balance sheet as at 31 December 2005 which has been subject to review by Tabcorp's external auditor in accordance with Australian Auditing Standards applicable to review engagements;

   - the UNiTAB statutory balance sheet as at 31 December 2005 which has been subject to review by UNiTAB's external auditor in accordance with Australian Auditing Standards applicable to review engagements; and

   - the pro forma transactions and/or adjustments set out in the Bidder's Statement; or

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2. The pro forma transactions and/or adjustments, as set out in section 5.2(a) of the Bidder's Statement in a 100% ownership scenario and section 5.7(b) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB, are not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in Annexure E of the Bidder's Statement.

Independence

KPMG does not have any interest in the outcome of the proposed takeover, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. From time to time, KPMG provides Tabcorp with certain other professional services for which normal professional fees are received.

Responsibility

KPMG has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, KPMG makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Bidder's Statement.

General advice warning

This report has been prepared, and included in the Bidder's Statement, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

J J O'Connell AO
Partner, KPMG

Annexure G

INVESTIGATING ACCOUNTANT'S REPORT ON THE TABCORP STANDALONE FORECAST, THE MERGED GROUP PRO-FORMA INCOME STATEMENT AND THE MERGED GROUP PRO-FORMA CASH FLOW STATEMENT

KPMG

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
147 Collins Street
Melbourne Vic 3000

GPO Box 2291U
Melbourne Vic 3001
Australia

ABN: 65 003 891 718
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

Financial Services Guide and Investigating Accountant's Report

This report is in two parts (**"Report"**):

- Part 1 is the KPMG Transaction Services (Australia) Pty Limited Financial Services Guide ("FSG") which we are required to provide to you under section 941A of the Corporations Act 2001; and
- Part 2 is the Investigating Accountant's Report.

The Financial Services Guide should be read prior to the Investigating Accountant's Report.

Part 1 - Financial Services Guide

Dated 6 June 2006

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("**KPMG Transaction Services**" or "**we**" or "**us**" or "**ours**" as appropriate) holds an Australian Financial Services Licence ("AFSL") issued by the Australian Securities and Investment Commission on 11 March 2004. Our AFSL number is 245402.

We have been engaged by Tabcorp Holdings Limited ("Tabcorp") and Tabcorp Investments No.5 Pty Ltd to issue general financial product advice, about Tabcorp financial products, in the form of an Investigating Accountant's Report to be provided to you. We are required to include this FSG in our Report because we have authorised the product issuer to include our Investigating Accountant's Report in the Bidder's Statement for Tabcorp financial products.

Purpose of the FSG

The purpose of this FSG is to:

- **help you decide whether to consider the Investigating Accountant's Report;**
- **contain information about remuneration to be paid to us in relation to the Investigating Accountant's Report;**
- **contain information on the financial services we are authorised to provide under our AFSL; and**
- **contain information on how you can complain against us.**

Financial services we are licensed to provide

Our AFSL authorises us to provide financial product advice in relation to interests in managed investment schemes (excluding investor directed portfolio services) and securities (such as shares and debentures) to wholesale and retail clients.

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General Financial Product Advice

In the Investigating Accountant's Report, we provide general financial product advice, not personal financial product advice. It has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on any advice contained in the Investigating Accountant's Report.

Fees, commissions and other benefits

We charge fees for providing reports. These fees are agreed with, and paid by, the product issuer. Fees are agreed on either a fixed fee or a time cost basis. In this instance, Tabcorp has agreed to pay us in the range of $450,000 to $475,000 for providing the Investigating Accountant's Report.

Except for the fees referred to above, neither KPMG Transaction Services, nor its representative, or any of its employees, involved in the provision of the report, receive any pecuniary or other benefits, directly or indirectly, for or in connection with, the provision of the Investigating Accountant's Report.

All our employees receive a salary and our directors or employees may receive partnership distributions from KPMG or bonuses based on overall productivity, but not directly in connection with any engagement for the provision of a report.

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures, KPMG Transaction Services is ultimately wholly owned by, and operates as part of, KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership. From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints

If you have a complaint, please raise it with us. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213. When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than 45 days after receiving the written complaint, we will advise the complainant in writing of our determination.

If you are not satisfied with the outcome of the above process, or our determination, you have the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry. Further details about FICS are available at the FICS website: www.fics.asn.au. FICS can also be contacted by telephone on 1300 78 08 08.

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
147 Collins Street
Melbourne Vic 3000

GPO Box 2291U
Melbourne Vic 3001
Australia

ABN: 65 003 891 718
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

Part 2 – Investigating Accountant's Report on the Tabcorp Standalone Forecast, the Merged Group Pro Forma Income Statement and the Merged Group Pro Forma Cash Flow Statement

The Directors
Tabcorp Holdings Limited

The Directors
Tabcorp Investments No.5 Pty Ltd

5 Bowen Crescent
Melbourne VIC 3004

6 June 2006

Dear Directors

Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Tabcorp Holdings Limited ("Tabcorp") and its wholly owned subsidiary Tabcorp Investments (No.5) Pty Ltd (the "Bidder") to prepare this report for inclusion in the Bidder's Statement to be dated 6 June 2006, and to be issued by Tabcorp, in respect of the proposed acquisition of UNiTAB Limited ("UNiTAB").

Expressions defined in the Bidder's Statement have the same meaning in this report.

Financial information

KPMG Transaction Services has been requested to prepare a report covering the Tabcorp standalone forecast, the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement described below and disclosed in the Bidder's Statement.

Tabcorp standalone forecast and directors' best-estimate assumptions

The Tabcorp standalone forecast is set out in sections 5.5(c), 5.6(c), 5.7(c) and 5.7(d) of the Bidder's Statement and comprises the abridged Tabcorp standalone forecast income statement for the year ending 30 June 2006 and the abridged Tabcorp standalone cash flow statement for the year ending 30 June 2006.

The directors of Tabcorp are responsible for the preparation and presentation of the Tabcorp standalone forecast, including the best-estimate assumptions on which the Tabcorp standalone forecast is based.

KPMG

The Tabcorp standalone forecast has been prepared by the directors to provide investors with a guide to Tabcorp's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' best-estimate assumptions underlying the Tabcorp standalone forecast are set out in sections 5.3(b), 5.6(b), 5.7(c) and 5.7(d) of the Bidder's Statement. There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of Tabcorp during the forecast period may vary materially from the Tabcorp standalone forecast, and those variations may be materially positive or negative.

The risks to which the business of Tabcorp is exposed are set out in section 8.5 of the Bidder's Statement. Investors should consider the Tabcorp standalone forecast in conjunction with the analysis in those sections.

The Tabcorp standalone forecast is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Merged Group pro forma income statement and Merged Group pro forma cash flow statement

The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement are set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario and comprise the abridged pro forma consolidated income statement of the Merged Group for the year ending 30 June 2006 and the abridged pro forma consolidated cash flow statement of the Merged Group for the year ending 30 June 2006 in both a 100% and a 50.1% ownership scenario.

The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement have been prepared by the directors of Tabcorp on the basis of:

- the Tabcorp standalone forecast;
- publicly available forecast financial information concerning UNiTAB; and
- the Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement set out in sections 5.5(b) and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario.

The directors of Tabcorp are responsible for the preparation and presentation of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, including the directors' assumptions on which the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement are based and the sensitivity of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement to changes in key assumptions.

KPMG

The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement have been prepared by the Tabcorp directors to provide investors with a guide to the Merged Group's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement are set out in sections 5.5(b) and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario.

There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of Merged Group during the forecast period may vary materially from the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, and those variations may be materially positive or negative.

The sensitivity of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement to changes in key assumptions in both a 100% ownership scenario and a 50.1% ownership scenario is set out in section 5.8 of the Bidder's Statement, and the risks to which the businesses of Tabcorp and UNiTAB are exposed are set out in section 8 of the Bidder's Statement. Investors should consider the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement in conjunction with the analysis in those sections.

The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement are presented in an abbreviated form insofar as they do not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

Scope

Review of Tabcorp standalone forecast and directors' best-estimate assumptions

We have reviewed the Tabcorp standalone forecast, as set out in sections 5.5(c), 5.6(c), 5.7(c) and 5.7(d) of the Bidder's Statement, and the directors' best-estimate assumptions underlying the Tabcorp standalone forecast set out in sections 5.3(b), 5.6(b), 5.7(c) and 5.7(d) of the Bidder's Statement, in order to report whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the Tabcorp standalone forecast;
- the Tabcorp standalone forecast is not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in the proposed Bidder's Statement; and consequently that
- the Tabcorp standalone forecast itself is unreasonable.

KPMG

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". The review procedures were limited primarily to enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the Tabcorp standalone forecast and the directors' best-estimate assumptions was substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Tabcorp standalone forecast or the directors' best-estimate assumptions.

Our review has not been conducted in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Review of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement

We have reviewed the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, as set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, in order to report whether, on the basis of the procedures described, anything has come to our attention which causes us to believe that:

1. The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement are not properly compiled on the basis of:
    - the Tabcorp standalone forecast;
    - publicly available forecast financial information concerning UNiTAB;
    - the pro forma transactions and/or adjustments set out in the Bidder's Statement; and
    - the Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement set out in sections 5.5(b) and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario; or
2. The pro forma transactions and/or adjustments, as set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, are not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in the Bidder's Statement; or
3. The Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement set out in sections 5.5(b)

KPMG

and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, do not provide reasonable grounds for the preparation of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". The review procedures were limited primarily to enquiry and comparison and other such analytical review procedures we consider necessary.

Our review of the compilation of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement was substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do express an audit opinion on the compilation of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement.

Our review of the pro forma transactions and/or adjustments, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, was substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the pro forma transactions and/or adjustments.

Our review of the Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, was substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement.

The components of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB together with the expected synergies and efficiencies, set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, have been based on publicly available information and the Tabcorp directors' industry knowledge and judgment.

Neither the Tabcorp directors nor KPMG Transaction Services have had access to UNiTAB's management, auditors, financial records, budgets or business plans. Accordingly, we do not express any opinion, or make any statement of negative assurance, in relation to the publicly available forecast financial information concerning UNiTAB or the directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma

cash flow statement to the extent they relate to or are dependent upon the income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies.

Our review has not been conducted in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Review statements

Review statement on the Tabcorp standalone forecast and the directors' best-estimate assumptions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the directors' best-estimate assumptions, set out in sections 5.3(b), 5.6(b), 5.7(c) and 5.7(d) of the Bidder's Statement, when taken as a whole, do not provide reasonable grounds for the preparation of the Tabcorp standalone forecast;
- the Tabcorp standalone forecast, set out in sections 5.5(c), 5.6(c), 5.7(c) and 5.7(d) of the Bidder's Statement, is not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp disclosed in Annexure E of the Bidder's Statement; and consequently that
- the Tabcorp standalone forecast itself is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Tabcorp. If events do not occur as assumed, actual results achieved by Tabcorp may vary significantly from the Tabcorp standalone forecast. Accordingly, we do not confirm or guarantee the achievement of the Tabcorp standalone forecast, as future events, by their very nature, are not capable of independent substantiation.

Review statement on the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

1. The Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, as set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, have not been properly compiled on the basis of:
    - the Tabcorp standalone forecast;
    - publicly available forecast financial information concerning UNiTAB;

KPMG

- the pro forma transactions and/or adjustments set out in the Bidder's Statement; and
- the Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement set out in sections 5.5(b) and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario; or

2. The pro forma transactions and/or adjustments, as set out in sections 5.5(c) and 5.6(c) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, due to the limitations on access to UNiTAB information referred to above, are not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Tabcorp and disclosed in the Bidder's Statement; or

3. The Tabcorp directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement set out in sections 5.5(b) and 5.6(b) of the Bidder's Statement in a 100% ownership scenario and sections 5.7(c) and 5.7(d) of the Bidder's Statement in a 50.1% ownership scenario, except those relating to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, due to the limitations on access to UNiTAB information referred to above, do not provide reasonable grounds for the preparation of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Tabcorp. If events do not occur as assumed, actual results achieved by the Merged Group may vary significantly from the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement. Accordingly, we do not confirm or guarantee the achievement of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement, as future events, by their very nature, are not capable of independent substantiation.

We have not audited or reviewed the publicly available forecast financial information concerning UNiTAB or the directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement to the extent they relate to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies, and we do not express any opinion, or make any statement of negative assurance, in relation to:

- the publicly available forecast financial information concerning UNiTAB;
- the directors' assumptions underlying the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement to the extent they relate to the underlying operations, income statement, cash flow statement or balance sheet of UNiTAB including expected synergies and efficiencies; or

KPMG

- the reasonableness of the Merged Group pro forma income statement and the Merged Group pro forma cash flow statement.

Independence

KPMG Transaction Services does not have any interest in the outcome of the proposed takeover, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. From time to time, KPMG also provides Tabcorp with certain other professional services for which normal professional fees are received.

Responsibility

KPMG Transaction Services has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Bidder's Statement.

General advice warning

This report has been prepared, and included in the Bidder's Statement, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

J J O'Connell AO
Director, KPMG Transaction Services

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Corporate Directory

Tabcorp

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004

Bidder

Tabcorp Investments No. 5 Pty Ltd
5 Bowen Crescent
Melbourne VIC 3004

Tabcorp Offer information line

If you have any questions in relation to the Offer, please call the Tabcorp Offer information line on the following numbers:

Within Australia: 1800 639 707 (toll-free)

Outside Australia: +61 3 9415 4332

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Registry for the Offer

You can contact Tabcorp's share registrar (Link Market Services Limited) at the addresses set out below:

Deliveries

Tabcorp Offer
Level 12, 680 George Street
Sydney NSW 2000
Australia

Post

Tabcorp Offer
Locked Bag A14
Sydney South NSW 1235
Australia

Australian Legal Adviser

Allens Arthur Robinson
Stock Exchange Centre
Level 27, 530 Collins Street
Melbourne VIC 3000
Australia



Tabcorp
the bigger better game

Tabcorp

Tabcorp Investments No.5 Pty Ltd
ABN 72 105 341 366

ACCEPTANCE FORM – ISSUER SPONSORED SUBREGISTER

This is an important document. If you are in any doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

Securityholder Reference Number: ***[I1234567890]***

Holding as at [Date]: **[123,456]**

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

DPID CODE
A B SAMPLE
ADDRESS 1
ADDRESS 2
ADDRESS 3
ADDRESS 4

This is a personalised form intended for the sole use of the holder and holding recorded for the Securityholder Reference Number above. If any of your details are incorrect, please amend them and initial the amendment.

Offer by Tabcorp Investments No.5 Pty Ltd to acquire all of your fully paid ordinary shares in UNiTAB Limited (ABN 84 085 691 738)

Use this Acceptance Form to accept the Offer by Tabcorp Investments No.5 Pty Ltd for your fully paid ordinary shares in UNiTAB Limited ("UNiTAB Shares"). By accepting the Offer, you are accepting for all of your UNiTAB Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the Tabcorp Offer Information Line (see overleaf for details). You should carefully read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meaning when used in this Acceptance Form.

Your UNiTAB Shares are held on the Issuer Sponsored Subregister (shown above). As such, you should accept the Offer by returning this Acceptance Form to the Tabcorp Investments No.5 Pty Ltd share registry at an address shown overleaf.

1 CHOOSE THE CONSIDERATION ALTERNATIVE

☐ Mark this box to choose the 'ALL SHARE ALTERNATIVE'

☐ Mark this box to choose the 'CASH AND SHARE ALTERNATIVE'

If you do not mark any box, or you mark both boxes, or your selection is otherwise unclear, it will not invalidate your acceptance but you will be taken to have selected the 'CASH AND SHARE ALTERNATIVE'.

2 SIGN HERE

This section must be signed for your instructions in this Acceptance Form to be executed.
I/We, the person(s) named above, being the holder(s) of UNiTAB Shares, accept the Offer in respect of all of my/our UNiTAB Shares and hereby agree to transfer to Tabcorp Investments No.5 Pty Ltd all of my/our UNiTAB Shares for the consideration determined under the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement.
If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Shareholder (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director & Sole Company Secretary	Director/Company Secretary (delete one)	Director

Date: _____ / _____ / _____

Contact details – please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

_______________________ (____)_______________________
Contact name — Telephone / facsimile number – Business hours

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

UTBT TKO001

Further Important Instructions

1. COMPLETION INSTRUCTIONS

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Your amendments will be passed on to UNiTAB's share registry.
- **Please choose your consideration alternative** from the two alternatives set-out on the front of this Acceptance Form. You cannot choose both alternatives. If you select both alternatives, or do not select an alternative or your selection is otherwise unclear, it will not invalidate your acceptance but you will be taken to have selected the 'CASH AND SHARE ALTERNATIVE'.
- **Please sign this Acceptance Form** in the places for signature(s) in accordance with the following instructions:
  - **Joint Shareholders**: If your UNiTAB Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.
  - **Corporations**: This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.
  - **Powers of Attorney**: If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney when you return it.
  - **Deceased Estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the *Corporations Act 2001*.

Information you supply on this Acceptance Form or that is otherwise obtained by Tabcorp Investments No.5 Pty Ltd, Tabcorp Holdings Limited and Link Market Services Limited about you in connection with the Offer, will be used by them for the primary purpose of administering the Offer as a whole, including processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Tabcorp Investments No.5 Pty Ltd's and Tabcorp Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance and election may not be processed and you may not receive the consideration payable to you. You have rights to access the personal information you have supplied. Please see Link Market Services' privacy policy on its website www.linkmarketservices.com.au.

2. LODGEMENT INSTRUCTIONS

- If you decide to complete this Acceptance Form, mail or deliver the signed and completed Acceptance Form(s) and any other documents required by the above instructions to:

Mail to:	or	Deliver in person to:
Tabcorp Offer		Tabcorp Offer
C/- Link Market Services Limited		C/- Link Market Services Limited
Locked Bag A14		Level 12, 680 George Street
Sydney South 1235		Sydney NSW 2000
Australia		Australia

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00 PM (MELBOURNE TIME) ON [*] 2006 (UNLESS THE OFFER IS EXTENDED)

If you have any questions about the terms of the Offer or how to accept, please call the Tabcorp Offer Information Line on the following numbers within Australia: 1800 639 707 outside Australia: 61 3 9415 4332

PLEASE NOTE THAT, AS REQUIRED BY THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.

Tabcorp

Tabcorp Investments No.5 Pty Ltd
ABN 72 105 341 366

ACCEPTANCE FORM – CHESS SUBREGISTER

This is an important document. If you are in any doubt as to how to complete this form, please consult your financial or other professional adviser immediately.

DPID CODE
A B SAMPLE
ADDRESS 1
ADDRESS 2
ADDRESS 3
ADDRESS 4
ADDRESS 5

Holder Identification Number: ***[X1234567890]***

Holding as at [xx Month] 2006 ***[99,999]***

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

This is a personalised form intended for the sole use of the holder and holding recorded for the Holder Identification Number above. If any of your details are incorrect, please amend them and initial the amendment.

Offer by Tabcorp Investments No.5 Pty Ltd to acquire all of your fully paid ordinary shares in UNiTAB Limited (ABN 84 085 691 738)

You can use this Acceptance Form to accept the Offer by Tabcorp Investments No.5 Pty Ltd for your fully paid ordinary shares in UNiTAB Limited ("UNiTAB Shares"). By accepting the Offer, you are accepting for all of your UNiTAB Shares (even if different to the number stated above). **You cannot accept the Offer for only part of your holding.** If you need help in completing this Acceptance Form, please contact the Tabcorp Offer Information Line (see overleaf for details). You should carefully read the Bidder's Statement which accompanies this Acceptance Form. Terms defined in the Bidder's Statement have the same meaning when used in this Acceptance Form.
Your UNiTAB Shares are held on the CHESS Subregister (shown above). Please follow the instructions below.

1 CHOOSE THE CONSIDERATION ALTERNATIVE

☐ Mark this box to choose the 'ALL SHARE ALTERNATIVE'

☐ Mark this box to choose the 'CASH AND SHARE ALTERNATIVE'

If you do not mark any box, or you mark both boxes, or your selection is otherwise unclear, it will not invalidate your acceptance but you will be taken to have selected the 'CASH AND SHARE ALTERNATIVE'.

2 PROVIDE DETAILS AND SIGN HERE

Your UNiTAB Shares are held on the CHESS subregister (shown above).
To accept the Offer you can either:

- instruct your Controlling participant to accept the Offer on your behalf; **or**
- if you want Tabcorp Investments No.5 Pty Ltd to contact your Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form to Tabcorp Investments No.5 Pty Ltd at an address shown overleaf.

Broker's Name: *[Preprinted with CHESS Controlling Participant's name]*

Adviser's Name:

Broker's Telephone:

This section must be signed for your instructions in this Acceptance Form to be executed.
I/We, the person(s) named above:
(a) being the holder(s) of UNiTAB Shares, accept the Offer in respect of all of my/our UNiTAB Shares and hereby agree to transfer to Tabcorp Investments No.5 Pty Ltd all of my/our UNiTAB Shares for the consideration determined under the Offer, and on the terms and conditions of the Offer as set out in the Bidder's Statement; and
(b) authorise Tabcorp Investments No.5 Pty Ltd to instruct my/our Controlling Participant to accept the Offer on my/our behalf, if necessary.
If this Acceptance Form is signed under Power of Attorney, the Attorney declares that he/she has no notice of the revocation of the Power of Attorney.

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director & Sole Company Secretary	Director/Company Secretary (delete one)	Director

Date: _____/_____/_____

Contact details – please enter your business hours telephone number and the name of the person to contact about this Acceptance Form.

____________________ (_____)____________________
Contact name — Telephone / facsimile number – Business hours

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS

UTBT TKO002

Further Important Instructions

1. COMPLETION INSTRUCTIONS

As your UNiTAB Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer (although your Controlling Participant may request that you do so). You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this Acceptance Form, follow the instructions below.

- **Please check the front page** to ensure that your name and address are correct. If incorrect, please write your correct details and initial the changes. Amendments to your name and address can only be processed by your Controlling Participant.

- **Please choose your consideration alternative** from the two alternatives set out on the front of this Acceptance Form. You cannot choose both alternatives. If you select both alternatives, or do not select an alternative, or your selection is otherwise unclear, it will not invalidate your acceptance but you will be taken to have selected the 'CASH AND SHARE ALTERNATIVE'.

- **Please sign this Acceptance Form** in the places for signature(s) in accordance with the following instructions:

    - **Joint Shareholders:** If your UNiTAB Shares are held in the names of more than one person, all of those persons must sign this Acceptance Form.

    - **Corporations:** This Acceptance Form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or signed by a duly appointed attorney.

    - **Powers of Attorney:** If this Acceptance Form is signed under a Power of Attorney, please attach a certified copy of the Power of Attorney when you return it.

    - **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act 2001.

Information you supply on this Acceptance Form or that is otherwise obtained by Tabcorp Investments No.5 Pty Ltd, Tabcorp Holdings Limited and Link Market Services Limited about you in connection with the Offer, will be used by them for the primary purpose of administering the Offer as a whole, including processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Tabcorp Investments No.5 Pty Ltd's and Tabcorp Holdings Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance and election may not be processed and you may not receive the consideration payable to you. You have rights to access the personal information you have supplied. Please see Link Market Services' privacy policy on its website www.linkmarketservices.com.au.

2. LODGEMENT INSTRUCTIONS

- As your UNiTAB Shares are in a CHESS Holding, your acceptance of the Offer can only be made through your Controlling Participant. If you wish to accept the Offer, please instruct your Controlling Participant accordingly either by telephone or by sending this signed Acceptance Form directly to them.

- Alternatively, you may mail or deliver this signed and completed Acceptance Form and any other documents required by the above instructions to the relevant address below and we will instruct your Controlling Participant on your behalf. If you decide to do this, you must ensure that you allow sufficient time for your instructions to be received by us and then be provided to your Controlling Participant, and for your Controlling Participant to initiate your acceptance of the Offer before the end of the Offer Period.

Mail to:	or	**Deliver in person to:**
Tabcorp Offer		Tabcorp Offer
C/- Link Market Services Limited		C/- Link Market Services Limited
Locked Bag A14		Level 12, 680 George Street
Sydney South 1235		Sydney South 2000
Australia		Australia

- A reply paid envelope is enclosed.

YOUR ACCEPTANCE MUST BE <u>RECEIVED</u> BY NO LATER THAN THE END OF THE OFFER PERIOD, WHICH IS 7.00 PM *(MELBOURNE TIME) ON [*] 2006 (UNLESS THE OFFER IS EXTENDED)*

If you have any questions about the terms of the Offer or how to accept, please call the Tabcorp Offer Information Line on the following numbers: within Australia: 1800 639 707 outside Australia: 61 3 9415 4332

PLEASE NOTE THAT, AS REQUIRED BY THE CORPORATIONS ACT 2001, ALL CALLS WILL BE RECORDED.